Form 20-F
period 2008-12-31
GDF SUEZ
filed 2009-06-26
CIK 1243443

As filed with the Securities and Exchange Commission on June 26, 2009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from ________________ to ________________

Commission file number: 333-151676

GDF SUEZ
(Exact name of Registrant as specified in its charter)
GDF SUEZ	The Republic of France
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
16-26, rue du Docteur Lancereaux, 75008 Paris, France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Shares of nominal value €1, each represented by American
Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of outstanding shares of GDF SUEZ on December 31, 2008 was 2,193,643,820.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer  ☒                                  Accelerated filer  ☐                                     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP  ☐   International Financial Reporting Standards as issued by the International Accounting Standards Board   ☒  Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18  ☐

If this is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐    No  ☒

i

ii

INTRODUCTION

Forward-Looking Statements

This annual report contains certain statements that are forward-looking within the meaning of Section 21E of the Securities Exchange Act of 1934, the Exchange Act, including statements with respect to management’s business strategies, expansion and growth of operations, trends in our business, competitive advantage, and technological and regulatory changes, information on exchange rate risk and generally all statements preceded by, followed by or that include the words “believe”, “expect”, “project”, “anticipate”, “seek”, “estimate” or similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this Annual Report on Form 20-F, including, without limitation, the information under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects” and “Financial Information”, identifies important factors that could cause such differences. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F.

Incorporation by Reference of Specific Portions of the GDF SUEZ 2008 Reference Document

This Annual Report on Form 20-F incorporates by reference specific portions of GDF SUEZ’s home country 2008 Annual Report in the form of a Reference Document (the “GDF SUEZ 2008 Reference Document”) which was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K on June 22, 2009 and of our Registration Statement on Form F-4 filed with the SEC on June 16, 2008 (the “Form F-4”). Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with such portions of the GDF SUEZ 2008 Reference Document and the Form F-4 incorporated by reference herein. The GDF SUEZ 2008 Reference Document has been furnished to the SEC for information purposes only and the GDF SUEZ 2008 Reference Document is not filed with the SEC except for such specific portions as are expressly incorporated by reference in this Annual Report on Form 20-F.

Financial and Certain Other Information

GDF SUEZ is incorporated as a joint stock company, or société anonyme, under the laws of France. As used in this Annual Report on Form 20-F, “GDF SUEZ”, “we” or “the Company” refers to the company GDF SUEZ SA (formerly called Gaz de France), as a result of the merger of Suez (absorbed company) by Gaz de France (absorbing company). The term “Group” or “new Group” refers to GDF SUEZ and its subsidiaries. The legal life of the Company expires on November 19, 2103, unless it is dissolved prior to that date or it is extended. The Company’s statutory documents may be consulted at its registered headquarters, 22, rue du Docteur Lancereaux, 75008 Paris, France, telephone (33-1) 57-04-00-00.

In this Annual Report on Form 20-F, references to “United States”, “U.S.”, or “USA” are to the United States of America, references to US GAAP are to United States of America Generally Accepted Accounting Principles, references to “US dollars” or “$” are to United States dollars and references to “euro” or “€” are to euros. References to the “Euronext Paris” are to the integrated national dealing system through which trading of all listed French securities occurs. References to kWh are to kilowatt hours, references to MW are to megawatts, references to GWh are to gigawatt hours, references to MWe are to megawatts of electricity, and references to MWth are to megawatts of thermal energy.

Unless expressly stated to the contrary, the market data included in this Annual Report on Form 20-F is based on internal estimates made by GDF SUEZ using publicly available information.

Various amounts and percentages set out in this Annual Report on Form 20-F have been rounded and accordingly may not total.

Please also refer to Appendix A “Table of Gas, Electricity and Other Energy Units of Measurement”, page 563 and “Glossary”, pages 567 to 574 of the GDF SUEZ 2008 Reference Document.

Exchange Rates

Unless otherwise indicated, US dollar amounts herein have been translated from euro amounts at the rate of €1.00 = $1.3919, the noon buying rate in New York City for cable transfers in euro as announced by the Federal Reserve Bank of New York for customs purposes on December 31, 2008 on its website www.federalreserve.gov. The Federal Reserve Board certified rates for euro exchange rate in effect on June 19, 2009 was €1.00 = $1.3998.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Consolidated Financial Data

Selected Historical Consolidated Financial Data

Although from a legal standpoint and for operational purposes the transaction between the former Gaz de France and SUEZ consisted of a merger-takeover of SUEZ by Gaz de France, an assessment of the criteria set out in IFRS 3 – Business Combinations led the new Group to identify SUEZ as the acquirer and Gaz de France as the acquiree in the accounts. As a consequence, the data hereafter for the financial periods ended December 31, 2007, December 31, 2006, December 31, 2005 and December 31, 2004 correspond to the historical figures of the SUEZ annual consolidated financial statements for the corresponding year. Data for 2008 includes the former SUEZ entities and the contribution of former Gaz de France entities as of July 22, 2008.

The selected consolidated financial data as of and for the years ended December 31, 2008, 2007 and 2006 have been derived from our consolidated financial statements included in this Annual Report on Form 20-F at page F-1 (the “Consolidated Financial Statements”). The selected consolidated financial data as of and for the years ended December 31, 2005 and 2004 have been derived from our consolidated financial statements that are not included in this Annual Report on Form 20-F. Our consolidated financial statements for the year ended December 31, 2008 were audited by Ernst & Young et Autres, Deloitte & Associés and Mazars. Our consolidated financial statements for the years ended December 31, 2007 and 2006 were audited by Ernst & Young et Autres and Deloitte & Associés and our consolidated financial statements for the years ended December 31, 2005 and 2004 were audited by Barbier Frinault et Autres, Ernst & Young and Deloitte & Associés.

Our annual consolidated financial statements for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Boards (IASB) and IFRS as endorsed by the European Union.

	As of and for the year ended December 31,
	2008	2008(1)	2007	2006	2005	2004
	€	$	€	€	€	€
	(in millions except per share amounts)
Income statement data:

Amounts in accordance with IFRS
Revenues	67,924	94,543	47,475	44,289	41,489	38,058
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	6,224	8,663	5,175	4,497	3,902	3,737
Income from operating activities	7,679	10,688	5,408	5,368	4,522	3,540
Financial loss	(1,494)	(2,080)	(722)	(731)	(725)	(1,079)
Income tax expense	(912)	(1,269)	(528)	(815)	(585)	(926)
Share in income (loss) of associates	318	443	458	373	566	277
Net income/(loss) from discontinued operations	-	-	-	-	-	716
Net Income	5,591	7,782	4,616	4,194	3,777	2,528
Minority Interests	734	1,022	693	588	1,264	831
Net Income Group share	4,857	6,761	3,924	3,606	2,513	1,696
Earnings per share (3)	2.98	4.15	3.24	3.00	2.50	1.79
Diluted earnings per share	2.95	4.11	3.19	2.96	2.47	1.77
Diluted earnings per share from continuing operations	2.95	4.11	3.19	2.96	2.47	1.03

Balance sheet data:

Amounts in accordance with IFRS
Property, plant and equipment – net	63,482	88,361	22,597	21,003	20,212	19,367
Long-term borrowings	24,200	33,685	14,526	13,001	16,407	16,252
Short-term borrowings	14,641	20,379	7,130	6,679	9,080	4,002
Cash and cash equivalents	9,049	12,596	6,720	7,946	10,374	6,912
Shareholders’ equity (2)	57,748	80,379	22,193	19,504	16,256	7,774
Minority interests (2)	5,071	7,058	2,668	3,060	2,567	5,054
Total assets (2)	167,208	232,737	79,127	73,437	80,443	60,292
Other data:
Share capital	2,194	3,054	2,614	2,555	2,542	2,041
Number of shares	2,193,643,820	2,193,643,820	1,307,043,522	1,277,444,403	1,270,756,255	1,020,465,386
Dividend per share	1.40	1.95	1.36	1.20	1.00	0.80
Exceptional dividend per share	0.80	1.11	-	-	-	-

(1)	Translated for convenience into US dollars at the noon buying rate for euros in New York on December 31, 2008 as reported by the Federal Reserve Bank on its website www.federalreserve.gov.

(2)	The 2005 and 2004 comparative information has been restated retrospectively upon adoption of the amendment to IAS 19, Employee Benefits, in 2006.

(3)
As this business combination qualifies as a reverse acquisition, the 2007, 2006 and 2005 comparative information on EPS have been restated in accordance with IFRS 3 – see Note 8 to the Consolidated Financial Statements.

Selected Unaudited Pro Forma Consolidated Financial Data

The following selected unaudited pro forma consolidated financial information has been derived from our unaudited pro forma consolidated financial information (the “Unaudited Pro Forma Financial Information”) presented, along with its basis of presentation, in this Annual Report on Form 20-F beginning on page PF-1, and reflects the combination of Gaz de France and SUEZ using the purchase method of accounting under IFRS.

The unaudited pro forma consolidated income statement data below for the years ended December 31, 2008 and December 31, 2007 is presented as if the merger between Gaz de France and SUEZ had occurred on January 1, 2008 and January 1, 2007 respectively.

The Unaudited Pro Forma Financial Information is provided solely for illustrative purposes and, therefore, is not necessarily indicative of the consolidated results of operations or the financial position of the Group resulting from the transaction that might have been achieved if the merger had occurred on January 1 of the years presented, nor are they necessarily indicative of the results of operations or the financial position of the new Group that may, or may not be expected to occur in the future. The Unaudited Pro Forma Financial Information was not audited but was presented to the Board of Directors of the Company.

	As of and for the year ended December 31,
	2008	2008	2007
	€	$(1)	€
	(unaudited pro forma information, in millions)
Income statement data:

Revenues	83,053	115,601	71,228
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	8,561	11,916	7,825
Income from operating activities	8,203	11,418	8,121
Financial loss	(1,612)	(2,244)	(902)
Income tax expense	(1,765)	(2,457)	(1,331)
Share in income (loss) of associates	447	622	647
Net Income	5,273	7,339	6,535
Minority Interests	811	1,129	955
Net Income Group share	4,462	6,211	5,580
Earnings per share	2.07	2.88	2.56
Diluted earnings per share	2.05	2.85	2.54
Diluted earnings per share from continuing operations	2.05	2.85	2.54
Impact of remedies(2)	2,140	2,979	300
Net Income after remedies	7,413	10,318	6,835
Minority Interests	908	1,264	1,082
Net Income Group share	6,505	9,054	5,753
Earnings per share	3.01	4.19	2.64
Diluted earnings per share	2.99	4.16	2.62

(1)	Translated for convenience into US dollars at the noon buying rate for euros in New York on December 31, 2008 as reported by the Federal Reserve Bank on its website www.federalreserve.gov.

(2)
In January 2009, GDF SUEZ completed the divestments requested by the European Commission as a consequence of the merger (the “Remedies”) based on the propositions put forward by SUEZ and Gaz de France. These remedies are discussed in more detail in Note 2 to the Consolidated Financial Statements. The Unaudited Pro Forma Financial Information was prepared as though these divestments had taken place on January 1 of each of the years presented. The contributions of these entities as well as the capital gains recorded on disposal have therefore been eliminated in the unaudited pro forma income statement. However, in order to provide additional useful information, the Group presents on a separate line item, “Impact of Remedies”,  the impact of these Remedies on net income for 2007 and 2008.

Exchange Rates

The following tables set forth, for the periods and dates indicated, information concerning the noon buying rate in US dollars for euro for 2004, 2005, 2006, 2007, 2008 and 2009 (through June 19), based on rates reported by the Federal Reserve Bank of New York on its website www.federalreserve.gov. No representation is made that euro amounts have been, could have been or could be converted into US dollars at the noon buying rates indicated for any given date.

Year ended December 31,	At end of period	Average rate (1)	High	Low
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2563	1.3327	1.1860
2007	1.4603	1.3711	1.4862	1.2904
2008	1.3919	1.4726	1.6010	1.2446
2009 (through June 19, 2009)	1.3998	1.3295	1.4270	1.2547

Monthly
December 31, 2008	1.3919	1.3511	1.4358	1.2634
January 31, 2009	1.2804	1.3244	1.3946	1.2804
February 28, 2009	1.2662	1.2797	1.3064	1.2547
March 31, 2009	1.3261	1.3050	1.3730	1.2549
April 30, 2009	1.3244	1.3199	1.3458	1.2903
May 31, 2009	1.4126	1.3646	1.4126	1.3267
Through June 19, 2009	1.3998	1.4022	1.4270	1.3784

(1)
The average of the noon buying rates on the last day of each month during the relevant period. The “Noon Buying Rate” is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

A substantial proportion of our assets, liabilities, revenues and expenses are denominated in currencies other than the euro. Accordingly, fluctuations in the value of the euro relative to other currencies can have an effect on the translation into euro of our assets, liabilities, revenues and expenses. For information with respect to the impact of fluctuations in exchange rates on our operations, see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

The varied nature of our activities, geographic locations and offers means that GDF SUEZ presents a portfolio of risks of a financial, industrial and commercial nature. Our leadership position in the energy and environmental services sectors, allied with our development ambitions, also expose GDF SUEZ to strategic and reputational risks that are mainly dependent on climatic changes and changes in our businesses’ regulatory environment.

The Group conducts its business in an environment subject to major changes and this creates numerous risks, some of which are beyond its control. The following is a presentation of the significant risks to which the Group considers itself to be exposed. The occurrence of one of these risks could have a significantly negative impact on the Group’s activity, financial situation and results, its image, its outlook or on the GDF SUEZ share price.

For a discussion of the financial risks we face, including commodities market risk, liquidity risk, foreign exchange risk, interest rate risk, counterparty risk and stock price risk, please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” of this Annual Report on Form 20-F.

GDF SUEZ operates in a changing environment

An economic environment in crisis in 2008 and 2009

The 2008 fiscal year has been characterized by the spread of the current crisis to a worldwide level, initially in the banking and financial sectors and then in the retail and industrial economy. Given its activities, GDF SUEZ is sensitive to these economic climate factors, for which the potential impacts are described below.

Group activities, results of operations and financial condition are sensitive to economic cycles and changes in demand

Some of the Group’s businesses, such as services to industrial clients, are sensitive to economic cycles. Any economic slowdown has a negative impact on industrial investments such as maintenance operations and consequently has a negative impact on demand for installation and engineering services offered by the Group’s service entities. This fluctuation in demand can cause major variations in the levels of activity and margins for these businesses.

In Western Europe, the Group’s activities could also suffer from relocation (offshoring) on the part of their industrial clients’ businesses towards low-wage countries. In particular, in energy activities, major electricity-intensive clients (metallurgical industry, chemicals industry) could relocate their manufacturing facilities to regions where energy costs are lower than on their domestic markets.

Notably, the economic crisis that worsened at the end of 2008 could lead to a slowdown in activity with the Group’s major clients and consequently contribute to a fall in individual or overall demand for energy, water, waste management and associated services which would impact the Group’s business volumes and margins. Broad diversification within the Group across numerous geographic zones and business sectors only offers partial protection against this risk.

Group activities, results of operations and financial condition are sensitive to changes in methods of consumption and production

In addition to the economic crisis, a host of societal, regulatory and climatic factors are combining to hinder the expansion of electricity, gas and water consumption.

In terms of methods of production, one major noticeable feature is the requirement to integrate CO2 constraints, coupled with measures in support of renewable energies and other regulatory and fiscal measures that are complicating the competitive balance between the various forms of energy and creating greater uncertainty than ever before with respect to appropriate technology choices for the future (gas, nuclear, coal, renewable energy, etc.).

Any forecasting error in terms of these energy mix changes could lead to poor investment choices and compromise the Group’s future profitability.

Changing competitive environment

In its various activities, the Group is confronted with an increase in competitive pressure, from both major international operators and, in some markets from public and private sector niche players.

Energy market deregulation increases competition in these activities, which could have a negative effect on our results of operations and financial condition

Deregulation of the electricity and gas markets, both in Europe and the United States (see below under the heading “Changing regulatory environment” for more information), has opened the door to new competitors, introduced volatility to market prices and called into question the viability of long-term contracts. It may also open up to competition certain distribution concession contracts currently held by the Group.

In recent years, we have witnessed a trend towards concentration of the major energy players in Europe. In the gas sector, major producers are becoming interested in the downstream value chain and are entering into direct competition with established distribution companies, including those belonging to the Group. In France specifically, reciprocal competition with EDF on the gas and electricity markets is a sensitive issue, notably in terms of image, given its past as a joint “EDF-GDF” distributor. Furthermore, consumers now seek to have a single energy provider, capable of proposing a combined gas and electricity offer.

Increased competitive pressure could have a significant negative effect on the Group’s activities in terms of selling prices, margins and market share.

Environmental services activities are confronted with stiff competition

In the Environmental Services sectors (Water and Waste Services), the Group’s activities are also subject to strong competitive pressures from both local and international operators, resulting in pressure on selling prices to industrial and municipal customers, as well as a risk of non-renewal of major contracts as and when they expire. We are currently observing a trend towards consolidation of market players in Waste Services in Europe, particularly in the United Kingdom, Germany and the Benelux countries. Added to this, new forms of competition have appeared recently, including aggressive strategies on the part of investment funds, the involvement of certain public sector operators and attempts by local authorities to regain control of such services.

Climatic uncertainties

Energy businesses, especially those involved in sales to consumers, are directly affected by climatic conditions and the “climate change” issue in general.

Climatic conditions have a significant impact on results of operations

In the energy sector, major climatic changes (mainly in terms of temperature) from one year to the next can cause substantial swings in demand, with higher demand during the coldest years and lower demand during warmer ones. This factor is likely to have a direct impact on the Group’s results.

Measures taken at the national, European and worldwide level to combat climate change could negatively impact the Group’s results of operations and financial condition

In the wake of the Kyoto Protocol and more recent agreements, the fight against climate change is becoming widespread and has resulted in the introduction of many regulatory texts in terms of environmental and fiscal legislation in France, Europe and at the international level (see below under the heading “Changing regulatory environment” for further details). These moves could have a profound impact on the economic models adopted by the Group. For example, certain uses of gas and coal could become obsolete due to their carbon content. A distorted competitive situation could be created in the electricity sector via exemptions, incentives and subsidies or by reducing margins via tariff squeezing. This would prevent the passing on of CO2 quota costs to customers.

While these developments may have a negative impact on the Group’s results, they also comprise their share of new business opportunities in renewable energy, nuclear energy, carbon storage, and energy efficiency services. Accordingly, while the Group could extend its scope of development, it will also have to confront a new form of competition.

The introduction, from 2005 onwards, of a market for trading greenhouse gas emissions rights in Europe (EUETS(1)), coupled with national CO2 quota allocation plans creates volume and price risks on these quotas for the entire energy sector. Approximately 200 of the Group’s European sites participate in this CO2 quota allocation system.

1 European Union Emission Trading Scheme, introduced in Directive 2003/87.

Changing regulatory environment

The legal and regulatory landscape for the Group’s businesses is undergoing transformation, in terms of both environmental issues and energy sector (de)regulation.

Tougher sustainable development requirements could mean even more stringent environmental legislation which could have a significant negative effect on our results of operations and financial condition

The Group’s activities are subject to a large number of laws and regulations concerning respect for the environment, health protection, and safety standards. These texts govern air quality, greenhouse gases, waste water treatment, drinking water quality, hazardous and household waste treatment, soil contamination and the management of nuclear facilities, gas transport networks, storage facilities and LNG terminals.

A change in regulations, or more stringent regulations, could generate additional costs or investments for the Group, which it cannot guarantee recovering through sufficient additional revenues. Following such changes or stricter regulations, the Group may have to cease an activity, without any assurance that it will be able to offset the associated costs. Finally, regulations may require investments and operating expenses not only by the Group, but also by its customers, and particularly by local government concessionaires, primarily due to compliance obligations.

On the climate change management front, the European Commission has opened a debate about measures aimed at cutting the European Union’s greenhouse gas emissions by 20% and final energy consumption by 20%, and renewable energy accounting for 20% of final energy consumption by the year 2020 compared with the 1990 level. On January 23, 2008, the European Commission notably proposed a draft directive on renewable energy and a draft revision to the directive 2003/87 relating to the European quota trading scheme; the European Parliament and the Council of Ministers adopted the “energy-climate” package end 2008. In France, the environmental summit (Grenelle de l’environnement) has picked up the challenge of this ambitious project and even added to it.

Among the new regulations introduced in 2008, the European Commission’s technical regulations on fluoride greenhouse gases, implementation of REACH regulations on chemical products and the new framework directive on waste (2008/98) are all examples of the ad-hoc tightening of regulations with impacts some Group activities. More generally, the directive relating to criminal liability for environmental protection (2008/99) of November 19, 2008 constitutes a harmonized requirement for strict implementation of environmental protection policies across all of the Group’s European sites.

The Group may not obtain the licenses or permit renewals required to continue its activities, which could negatively affect our results of operations

Continued performance of its activities assumes that the Group will obtain or renew various permits and licenses (including concessions, Seveso site permits, supply permits) from the relevant regulatory authorities. These authorization processes can be long, costly and sometimes unpredictable.

Moreover, the Group may be confronted with objections from the local population to the installation and operation of certain facilities (notably for operating nuclear, thermal and renewable energy power stations, liquefied natural gas terminals, gas storage facilities, waste landfill sites and incinerators, and waste water treatment plants), based on pollution and landscape deterioration concerns, or more generally on concerns with respect to the invasion of their environment. This opposition can make it harder for the Group to obtain building permits or operating licenses and may lead to their non-renewal in the absence of exclusive rights, or even to a review of existing permits. In this respect, the Group may be faced with opposition proceedings lodged by environmental defense associations which may delay or prevent the operation or expansion of its activities.

Finally, official bodies that issue licenses and permits to the Group may introduce significantly tighter restrictions.

The Group’s failure to obtain, or any delay in obtaining, licenses or permits, or the non-renewal, review or significant tightening of conditions attached to licenses and permits obtained by the Group, could have a negative impact on its activity, its financial situation, its results and its development prospects.

Energy sector regulatory changes may negatively impact the Group’s strategy and profitability

A great many aspects of the Group’s activities, particularly the production, transmission and distribution of electricity, the operation and maintenance of nuclear facilities, the conveyance and distribution of natural gas and liquefied natural gas (LNG), water management, waste collection and treatment, are subject to stringent regulations at the European, national and local levels (competition, licenses, permits, authorizations, etc.). Regulatory changes may affect operations, prices, margins and investments and, consequently, the Group’s strategy and profitability.

At both the European and national level, plans to introduce regulatory changes are under way which pose a direct threat to GDF SUEZ business model and risk profile. In particular, and for the short term, the main changes are to be found in the third European directive on the internal market for natural gas. This directive could lead to ownership unbundling of gas transport network assets. The financial impacts of such changes will depend on the final terms of the directive and on its conditions of transposition.

In addition, in some EU member states, and at the European level, a desire for a return to, or the emergence of, state intervention in the energy sector is rearing its head through the regulation and the extension of market regulators’ jurisdiction in the area of competition. In particular, these moves can appear through price controls, the continued existence or the intent to reintroduce regulated tariffs for both gas and electricity at levels incompatible with procurement or production costs, discriminatory measures such as “windfall taxes” on energy operators’ profits, the ring-fencing of provisions accrued for dismantling nuclear power stations, regulator intervention in the deregulated market to encourage increased competition or the intent to regain control of services on the part of local authorities.

The GDF SUEZ business model is subject to numerous constraints

Short and long-term energy purchases

The Group is engaged in long-term “take-or-pay” gas procurement contracts with minimum volume commitments

The development of the Group’s gas activity in Europe is occurring to a large extent on the basis of long-term “take-or-pay” contracts. A major proportion of the Group’s contracts are of the “take-or-pay” type in order to guarantee availability of the quantities of gas required to supply its customers in future years. According to these contracts, the seller commits on a long-term basis to serve the buyer, in exchange for a commitment on the behalf of the buyer to pay for minimum quantities, whether or not they are delivered. These commitments are subject to protective (force majeure) and flexibility conditions, however if we are required to pay for more supply than we can use or supply to our customers, our results of operations would be negatively affected.

The Group is dependent on a limited number of suppliers in some activities, notably for natural gas purchases, and any interruption in such supply could have a negative impact on our results of operations

If one of the Group’s major suppliers were to fail over an extended period for any reason whatsoever (geopolitical, technical, financial), the cost of replacing the gas and conveying it from an alternative location could be substantially higher and would affect the Group’s margins, at least over the short term.

In addition, for managing water treatment plants, thermal power stations or waste treatment plants, Group companies may depend on a limited number of suppliers for their supplies of water, household waste, various fuels and equipment. For example, the market for turbines and foundry parts for electrical power plants is, by nature, made up of a small number of suppliers and will be particularly tight over the coming years.

Any interruption in supplies, any supply delay or any failure to comply with the technical performance guarantee for a piece of equipment, even if caused by a contractual breach on the part of a supplier, could impact the profitability of a project, despite the protective contractual safeguards put in place.

Importance of regulated market sales

The Group is dependent on a limited number of customers in certain activities, notably in electricity sales and water concessions, and any refusal or inability on the part of a customer to meet its contractual commitments could therefore have a significant negative impact on our results of operations

Whether in the energy or the environmental sector, some of the Group’s subsidiaries have signed contracts, particularly with public authorities, where performance may depend on just a few customers, or even a single customer. Moreover, these are often long-term contracts, running for up to 30 years, or even longer. This is the case, for example, for delegated water management agreements and certain electricity production and sales activities with medium- and long-term energy purchase agreements (“power purchase agreements”), and even for household waste incinerator management contracts.

The refusal or the inability on the part of a customer to meet its contractual commitments, particularly in the area of tariff adjustments, may compromise the economic balance of such contracts and the profitability of any investments possibly made by the operator. If the contracting parties fail to meet their obligations, despite contractual provisions for this purpose, it may not always be possible to obtain full compensation. This could impact the Group’s revenues and results. The Group has encountered such situations in the past, particularly in Argentina.

A major share of Group sales is based on regulated, administered or controlled tariffs, and unfavorable law, regulations or rulings on a French or European level may negatively affect the Group’s sales, profits or profitability

In France, a portion of the Group’s energy and services sales is conducted within the framework of administered tariffs subject to regulations. French laws and regulations and European legislation, as well as rulings by regulation bodies (particularly the Commission for Energy Regulation (CER) for access tariffs to certain infrastructure), may affect the Group’s sales, profits or profitability due to:

•
only partial ability to pass on procurement costs in natural gas sales tariffs (as the current tariff does not reflect costs, the cumulative impact for the Group at the end of 2008 was €1,606 million as explained in Section 6.1.3.1 “Energy Business Lines” of the GDF SUEZ 2008 Reference Document incorporated by reference in Chapter 4.B. of this Annual Report on Form 20-F;

•	consumer protection measures;

•	only partial ability to pass on costs in gas infrastructure access tariffs; and

•	the introduction of a transitional market adjustment regulated tariff.

Administered tariffs also apply in the consumer and industrial energy distribution and sales activities in countries such as Italy, Hungary, Romania, Slovakia and Mexico.

Development mainly in Europe, but also in other countries around the world

A growing share of the Group’s activities and gas supplies comes from countries presenting a higher political and economic risk than domestic markets

While the Group’s activities are mainly concentrated in Europe and North America, which together accounted for 90% of consolidated revenues and capital employed in 2008, the Group also conducts business on worldwide markets, notably in emerging countries such as Brazil and China. In the same vein, a significant share of gas supplies and exploration-production business comes from countries such as Russia, Algeria, Egypt and Libya.

The Group’s activities in these countries present a certain number of potential risks, particularly in the areas of a country’s gross domestic product volatility, economic and governmental instability, modifications to regulations or their imperfect application, nationalization or expropriation of privately-owned assets, payment difficulties, social unrest, major fluctuations in interest rates and exchange rates (devaluation), taxes or associated contributions levied by governments and local authorities, exchange control measures and other unfavorable interventions or restrictions imposed by governments. In addition, the Group could be unable to defend its rights before the courts in these countries in the event of a dispute with the government or other local public entities.

Any external growth transaction presents risks for the Group

In the case of external expansion, notably by means of acquisitions, the Group could be led to issue equity securities, have recourse to borrowings or recognize allowances for intangible asset impairment. Acquisitions also present risks relative to integration difficulties, non-achievement of expected benefits and synergies, involvement of managers of the acquired companies and the departure of key employees. Moreover, in the context of joint companies in which it has an equity holding, the Group may find itself in a conflict of interest or conflict of strategy situation with its partners who, in some cases, hold the majority interest in these ventures. Risks linked to the value of assets or expected income may appear at the end of the acquisition process.

Organic growth transactions and major projects require cost control and monitoring over the long-term and present additional risks to the Group

The Group’s growth strategy is based on various major industrial asset construction projects, such as gas and electricity plants or waste treatment and seawater desalination facilities. The Group has just been chosen, as a partner with EDF, to build the second EPR type nuclear reactor at Penly, in France.

The service life of such assets lasts several decades and their profitability depends greatly on cost control and construction times, operational performance and changes in the long-term competitive climate, which might negatively affect the profitability of certain assets or lead to a loss of revenues and impairment charges.

The Group’s development in certain countries may be hampered by legislation

For reasons of reciprocity, some EU Member States may introduce provisions to prohibit, under certain conditions, companies such as GDF SUEZ and its subsidiaries from participating in calls for tenders for the granting of gas or water distribution or local public service concession contracts.

Some partnerships formed by the Group could be terminated, which may have a negative effect on our results of operations

The Group develops its operations in partnership with local authorities or with private local operators.

These partnerships constitute one of the means for the Group to share the economic and financial risks inherent in certain major projects, by limiting its capital employed, and by ensuring that it adapts better to the specific local market features. In addition, such partnerships may be required by the local regulatory environment. The partial loss of operational control is often the price that must be paid to reduce exposure in terms of capital employed, but this situation is managed contractually on a case-by-case basis.

However, any change in the project, the local political and economic context, or even in the economic position of a partner, may lead to the end of that partnership, particularly through the exercise of put or call options among the partners, a request to dissolve a joint venture by one of the partners or the exercise of a right of first refusal.

Such situations may also lead the Group to decide to increase its financial commitments to certain projects or, in the case of a conflict with a partner or partners, to seek solutions in the competent courts or via arbitration bodies.

The Group runs risks due to its design and build activities

In the areas of energy, services and the environment, the Group is involved in certain facility design and build contracts, notably through specialized subsidiaries such as Tractebel Engineering and Degrémont.

Even though these projects are also subject to in-depth studies and the Group benefits from acknowledged expertise, the risk of non-compliance with construction deadlines cannot be excluded. As a consequence, the Group may suffer penalty charges and/or higher than originally forecast construction costs, and the facilities’ performance may not comply with the specifications. These factors could have a negative impact on its financial situation, results and outlook.

The Group faces risks with respect to industrial safety

The Group operates in areas of activity that inherently entail major industrial risks capable of resulting in damage to property and people (employees, sub-contractors, neighboring residents, consumers and third parties) and of exposing it to claims for civil, criminal and environmental liability. These risks may concern facilities belonging to the Group or managed by the Group on behalf of third parties (manufacturers, local authorities).

The Group operates businesses with risks of industrial accidents and interruptions to customer service continuity

Despite sustained vigilance in the design, building and operation of its projects, it is not possible to prevent all accidents which might disrupt the Group’s activities or generate financial losses or substantial liabilities.

Risks exist in relation to operating gas transport and distribution systems, gas storage facilities, exploration-production facilities, LNG tankers, re-gasification facilities, electricity power plants, co-generation facilities or energy services, waste incinerators, water networks and water treatment facilities. These risks relate to operating incidents, design faults or external events beyond the Group’s control (third-party actions, landslides, etc.). These incidents are capable of causing injuries, loss of life, major material and environmental damage as well as activity interruption and operating losses.

The unavailability of a major structure such as an LNG terminal or storage facility, a long lasting political crisis between production and transit countries, the loss of control of a manufacturing resource or a bottleneck due to changes in gas movement schedules or natural catastrophes could cause a halt to gas deliveries across a large territory with loss of revenues and concomitant claims for compensation, as well as a negative impact on the Group’s image and/or breaches to a public service obligation. This type of risk is also present to varying degrees within the Group’s electricity and water supply activities.

The Group owns facilities with risks of pollution to the surrounding environment

Facilities owned by the Group, or managed on behalf of third parties, are subject to risks of damage to the natural environment (air, water and soil) and may present health risks to consumers, neighboring residents, employees or even sub-contractors.

These public health and environmental risks are governed by strict national and international regulations and are subject to regular inspections on the part of specialized Group teams and public bodies. These evolving regulations themselves essentially constitute a risk with regard to assessing the company’s vulnerability both in terms of public health and environmental liability. This vulnerability is assessed for sites currently being operated, as well as for older facilities (such as closed landfills or decommissioned gas plants) and may also concern assessments of damage caused to, or attacks on, habitats, fauna and flora.

In the context of its business, the Group handles and even generates products and sub-products of a hazardous nature. For example, this is the case with fissile material, fuels and some chemical products used especially for water treatment. In the area of waste management, some of the Group’s activities specialize in treating hazardous industrial or medical waste that may be of a toxic or infectious nature.

Depending on the activities, gaseous and atmospheric pollutants to be considered are greenhouse gases, gases that stimulate air acidification, toxic gases (including chlorine), and dust and bacteria (including Legionnaires’ disease bacteria).

In the absence of adequate facilities management, the Group’s activities may have an impact on water present in the natural environment: leaching from poorly controlled landfill facilities, diffusion of heavy metals into the environment or watery waste from incineration facility smoke processing systems. These various types of emissions could lead to water table or water course pollution. The risks may also relate to soil pollution in cases of accidental spills resulting from the storage of hazardous products or liquids or leaks in processes involving hazardous liquids, as well as the storage and spreading of treatment sludge.

There is a risk that accrued provisions, insured or guaranteed amounts may prove insufficient in the event of claims against the Group for environmental liability, given the uncertainties inherent in forecasting expenditure and liabilities associated with health, safety and environmental protection.

Consequently, if the Group’s liability is called into question due to environmental and industrial risks, it could have a significant negative impact on its image, business, financial situation, results and outlook.

The Group faces risks from its operation of several industrial facilities in Europe classified as Seveso (“high threshold”) sites

Within the boundaries of the European Union, the Group manages around forty Seveso sites, including 12 Seveso sites classified as “high threshold” in Belgium, Hungary, the Netherlands, Germany and Spain. These are mainly LNG (Liquefied Natural Gas) terminals, underground gas storage facilities, LPG (Liquefied Petroleum Gas) stations, thermal power plants and hazardous waste treatment sites. These sites are subject to the directive 2003/105, known as the “Seveso” directive, governing the storage of hazardous products.

The Group faces risks from its operation of several nuclear power plants in Belgium

The Group owns and operates two nuclear power plants in Belgium at Doel and Tihange. While these sites, which have been operating since 1975, have never experienced any incidents resulting in a danger to employees, sub-contractors, the general population or the environment, this type of activity could present civil liability risks for the Group.

The Belgian Law of April 11, 2003 clearly defines the rules for using and monitoring the amounts provisioned for the Belgian plants.  If the provisions of the Belgian law adopted in January 2003 on the progressive withdrawal from nuclear energy for the purpose of electrical production were effectively applied, it could result in a loss of revenues proportional to the length of the scheduled technical life of the plants as of the date of the first effective closing (2015). The political debate in Belgium on this issue recently restarted in connection with the recent regional elections.

Petroleum gas exploration-production activities present certain specific risks

Exploration-production activities require large investments and are exposed to specific risks.

During the exploration phase, the main risk is geological and may result in a discovery of a lower than expected level, or even a zero level, of hydrocarbons.

In the production phase undertaken when hydrocarbon reserve estimates and economic analyses justify the development of a discovery, revised reserve estimates may fall short of forecasts and compromise the oilfield’s overall economic balance, which may negatively affect our results of operations.

Exploration-production activity is also exposed to other risk factors, such as:

•	poor weather conditions that can lead to drilling delays and increased costs;

•	dependency vis-à-vis third party partners, notably when the Group is not the operator;

•
specific regulatory and administrative constraints such as the imposition of special obligations in terms of drilling and operations, environmental protection measures, exceptional cases of nationalization, expropriation or cancellation of contractual rights or regulatory changes relative to site dismantling and decontamination obligations; and

•	changes with a fiscal impact such as royalties or customs duties levied on hydrocarbon production and finally, corruption or the risk of fraud encountered in certain countries.

Additional risks which have a Group-wide effect

Ethics and Compliance

Any act perpetrated by an individual or in collusion with others in violation of the Group’s rules and codes of conduct could have a severe impact on business continuity

The competent regulatory agencies have broad prerogatives and powers in the area of energy and environmental services, which cover issues related to ethics, money laundering, respect for personal privacy, data protection, and the fight against corruption. Furthermore, it is difficult to predict the date of entry into effect or the form of new regulations or enforcement measures. Any change to current energy and environmental protection regulations could have a significant impact on the Group’s activities, and on its products and services and the value of its assets. If the Group does not succeed, or appears not to succeed, in satisfactorily complying with such changes or enforcement measures, its reputation could be affected, and the Group could be exposed to additional legal risks. This could result in an increase in the amount and number of claims and applications for compensation filed against the Group and expose the Group to compulsory enforcement measures, fines and penalties.

Despite the Group’s efforts to comply with applicable regulations, a large number of risks remain, due mainly to the imprecise drafting of certain regulatory provisions, the fact that regulatory bodies can alter their application instructions and the possibility of jurisprudence rulings being overturned. Regulatory agencies and legal bodies have the power to initiate administrative or legal proceedings against the Group which could notably result in the suspension or revocation of one or more permits or licenses held by the Group, in injunctions to cease or desist from certain activities or services, fines, civil penalties, criminal convictions or disciplinary sanctions, which would materially and negatively impact the Group’s activities and financial position.

Isolated acts in contravention of the Group’s stated ethics and compliance principles on the part of employees, mandated agents or representatives could expose it to criminal and civil sanctions, and to a loss of reputation.

Legal risks

The Group faces legal risks in the conduct of all its activities in its global markets

Legal risks arising from the legal and regulatory context, operational activities, partnerships in place, and contracts concluded with customers and suppliers are discussed in these risk factors. Significant disputes, procedures and arbitration to which the Group is a party are described in Section 20.7 “Legal and Arbitration Proceedings” of our 2008 Reference Document which is incorporated by reference in Item 8.A. of this Annual Report on Form 20-F.

Risks related to human resources

The Group could encounter difficulties in acquiring the expertise required to implement its strategy, at the right time and in the right place

The Group conducts its activities across a broad spectrum of businesses that call for a wide variety of skills. Demographic ageing affects the Group in general and several of its technical expertise lines in particular. A major renewal of skills within the Group will be necessary over the forthcoming years.

In addition, the Group’s international growth has consequences in terms of changes in activities that call for new expertise and extensive personnel mobility, notably on the part of managerial staff.

The Group could encounter difficulties in the labor relations area

The post-merger context has required the Group to enter into new collective bargaining agreements at a time of major financial and economic crisis.

In addition, the Group has sought to rapidly give meaning to employee/employer consultations by embarking on negotiations to form a European Works Council to represent the new Group, as well the Group Committee. Negotiations are currently under way aimed at developing and reinforcing European and French social dialogue, guaranteeing balanced representation among the countries and the Group’s major businesses and developing social dialogue at the level of these major businesses. In parallel with these initiatives, dialogue is still being maintained with the former Group’s consultative bodies to avoid any breakage in the consultation and social dialogue chain.

In the event of stalled negotiation processes, increased wage claims over purchasing power erosion in the current economic crisis or involvement in a broader labor conflict, the social climate within the Group could deteriorate and have a negative impact on productivity at certain sites and consequently on the Group’s results.

Risks related to health & safety and the protection of corporate assets

We are subject to risks involving workplace health and safety

Some employees or sub-contractors may be exposed to products harmful to health (e.g.: organic solvents, asbestos, refractory ceramic fibers), be accidentally contaminated by micro-organisms such as Legionnaires’ disease bacteria or face workplace accidents.

We face risks related to employee security

The security situation, already marked by acts of terrorism, radical movements, armed conflicts, organized crime, pandemics and even climate change could become even more strained due to the worldwide repercussions of the current financial crisis.

At the same time, the legal context has also become more stringent as illustrated by the adoption in France of new provisions in the Defense Law Code with the Law of December 12, 2005 and its application decree of February 23, 2006. This law requires critical infrastructure operators to participate in the fight against all types of threats, and notably against the terrorist threat. Similar provisions have been adopted at the European level with the Council directive 2008/114 dated December 8, 2008 that “concerns the inventory and classification of critical European infrastructures as well as the assessment of the need to improve their protection”.

Finally, jurisprudence considers that risks associated with terrorism cannot be considered as cases of force majeure insofar as the employer is aware, or should be aware, of the dangers to which its personnel is exposed in an at-risk area.

Any failure of our efforts for corporate asset protection could have a negative effect on the Group

The recent emergence of cross-divisional risks relative to terrorist activities or armed conflicts for example poses a risk to the Group’s sensitive sites.

We also face risks to sensitive information relative to the Group’s activities in terms of possible theft, malevolent acts, corruption, industrial espionage or pirating.

Risks related to information systems

The complex nature of the information systems inherited from Gaz de France and Suez may be a temporary source of vulnerability for the Group.

Information systems (IS) are of vital importance to support all the processes of the Group’s activities. As these information systems are increasingly interconnected and transversal between activities, their failure could lead to a loss of business and data, or violations of confidentiality commitments.

Following the merger, the complex integration of the computing systems, applications and infrastructures of the former Gaz de France and SUEZ entities, combined with the need to dismantle the IS components that were still linked to EDF could lead to undesirable short-term effects in terms of data security and smooth Group management process data flows.

Risks related to internal controls

Even effective internal controls over financial reporting have limitations and due to the inherent limitations of such systems, we cannot be assured that all operational and financial reporting risks are controlled

 We are a global multinational with business segments that are geographically dispersed and, in some situations, decentralized.  Despite the significant investment and effort we have made in terms of internal controls over financial reporting, including monitoring our compliance with the internal controls requirements of French law, no system of internal controls will prevent or detect all possible operational risks or misstatements because of the inherent limitations of internal controls, including the possibility of human error, the circumvention or overriding of controls, corruption and fraud. Therefore, even effective internal controls over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.

 ITEM 4. INFORMATION ON THE COMPANY

A.           History and Development of GDF SUEZ

The information required by this Item is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, Section 5.1 “History and Development of the Company”, pages 36 to 37; Section 5.2 “Investments”, page 38 and Section 21.1.7 “History of the Share Capital of GDF SUEZ”, page 504. See also Item 5.B “Liquidity and Capital Resources – Cash Flow from Investing Activities” of this Annual Report on Form 20-F and Note 2 to the Consolidated Financial Statements.

B.           Business Overview

The information required by this Item is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, Section 4.1 “Risk Management Process”, pages 16 to 17; Section 4.6 “Insurance”, pages 33 to 34; Chapter 6 “Overview of Activities”, pages 40 to 144, except for the GDF SUEZ Group-level EBITDA figures included in Section 6.1.1.2.2.1, and except for any references to proven and probable reserves of natural gas or liquefied hydrocarbons in Section 6.1.3.1.3.2 “Exploration & Production BU”, pages 77 to 83; Section 10.3.2 “Main Developments in 2008”, page 178 and Chapter 11 “Innovation, Research and Development, Patents and License Policy”, pages 182 to 190.  The EBITDA figures presented in Chapter 6 of the GDF SUEZ 2008 Reference Document “Overview of Activities” are reconciled to IFRS revenues in Note 3.4 to the Consolidated Financial Statements.

In order to provide for a more meaningful comparison of our financial business metrics for purposes of this discussion, the financial data incorporated herein by reference from Chapter 6 of the GDF SUEZ 2008 Reference Document are drawn from the unaudited pro forma consolidated income statement and cash flows financial information as though the merger between Gaz de France and SUEZ had occurred on the first day of each year presented. The Unaudited Pro Forma Financial Information and its basis of preparation are presented in this Annual Report on Form 20-F beginning on page PF-1. The Unaudited Pro Forma Financial Information reflecting the effects of the business combination is presented in accordance with Regulation S-X Article 11 as promulgated by the U.S. Securities and Exchange Commission.

C.           Organizational Structure

The information required by this Item is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, Section 7.1 “Simplified Organization Chart”, page 146. See also Note 30 to the Consolidated Financial Statements.

D.           Property, Plant and Equipment

The information required by this Item is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, Chapter 8 “Real Estate, Factories and Equipment”, pages 150 to 152; Section 5.2 “Investments”, page 38 and Section 6.1.3.1.3.2 “Exploration & Production BU”, pages 77 to 83, except for any references to proven and probable reserves of natural gas or liquefied hydrocarbons contained therein.

Please also refer to Item 3.D. “Risk Factors – The Group owns facilities with risks of pollution to the surrounding environment”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary

Our operating results are generally affected by a variety of factors, including compliance with laws and government regulations governing the energy and environment sectors, fluctuation of energy prices, participation in evolving markets, currency fluctuations and particularly the continuation of the deregulation processes in the European energy sector. Since the implementation of IAS32/39 in 2005, our operating results are also affected by fluctuations in the mark-to-market of certain energy contracts and derivatives. For more information, see “Item 3. Key Information – D. Risk Factors” and “Item 4. Information on the Company”.

In order to provide for a more meaningful comparison of our consolidated financial statements for the financial year ended December 31, 2008, the operating and financial review for the financial year ended December 2008 with comparative figures 2007 have been drawn up on the basis of unaudited pro forma consolidated income statement and cash flows financial information as though the merger between Gaz de France and SUEZ had occurred on January 1, 2008 and January 1, 2007, respectively. The Unaudited Pro Forma Financial Information and its basis of preparation is presented in this Annual Report on Form 20-F beginning on page PF-1. The Unaudited Pro Forma Financial Information reflecting the effects of the business combination is presented in accordance with Regulation S-X Article 11 as promulgated by the U.S. Securities and Exchange Commission.

Although from a legal standpoint and for operational purposes the transaction between the former Gaz de France and SUEZ consisted of a merger-takeover of SUEZ by Gaz de France, an assessment of the criteria set out in IFRS 3 – Business Combinations led the new Group to identify SUEZ as the acquirer and Gaz de France as the acquiree in the accounts. As a consequence, the operating and financial reviews for the financial years ended December 31, 2007 and 2006, are based on the historical consolidated financial statements of the former SUEZ.

In 2008, pro forma revenues increased by €11,825 million, or 16.6%, from €71,228 million in 2007 to €83,053 million in 2008 driven by an increased activity in each business line and all geographic areas. The Group met and exceeded all performance targets set for 2008 despite the effects of worsening economic conditions and regulatory factors that adversely impacted our results in 2008. Pro forma net income group share increased by €753 million from €5,752 in 2007 to €6,505 in 20081, an increase of 13.1%.

The development of our Group is based on a vigorous, balanced, and value creating growth model. We have strong assets to weather the economic and financial crises ahead while remaining confident about our ability to deliver our long-term objectives for growth: leadership positions in both electricity and natural gas, diversified and complementary businesses, and a capacity for dynamic, profitable development in promising energy and environment markets. This long-term vision remains in place despite the deteriorating economic situation.

While maintaining our strict profitability criteria for new business, we acted immediately to strengthen liquidity and our balance sheet through the following actions:

•	accelerating the implementation of the €1.8 billion 2011 performance plan (we now anticipate a €650 million contribution by the end of 2009, compared with €500 million announced last November);

•	enhancing liquidity and extending the maturity of our debt through placements, since October 2008, of nearly €10 billion of bonds in various markets; and

•	terminating the additional share buyback program announced in September 2008, which had been 43% completed.

1 Including a €2 billion contribution by the entities sold in connection with the Group’s commitments to the European Commission as part of the merger.

We have set a 2011 EBITDA1 target that its realistic and consistent with our industrial development plan, the full effect of the “Efficio” performance plan, our “strong A” credit rating target, and our ordinary dividend policy, assuming improved macro economic conditions by 2011.

Taking into account currently anticipated economic conditions and oil and electricity price scenarios based on forward prices2, our EBITDA growth targets are estimated as follows:

•
2009 EBITDA should be higher than pro forma 2008 EBITDA despite the anticipated impact of approximately €1.5 billion on the Global Gas and LNG Business Line contribution to EBITDA mainly due to an expected drop in the average price of oil in 2009 and fewer arbitrage opportunities; and

•	2011 EBITDA between €17 and €18 billion.

Considering results achieved and the Group’s prospects, at its meeting on March 4, 2009, the Board of Directors recommended an ordinary dividend payout in 2009 of €1.40 per share (an increase of 11%  compared to 2007)3 that includes a €0.80 per share interim dividend paid November 27, 2008; the balance of the ordinary dividend was paid on May 11, 2009. The Board also recommended payout of a €0.80 per share special dividend that may be received in cash or in shares by shareholders. The special dividend payment or share delivery took place June 4, 2009. These recommendations were submitted for shareholder approval at the May 4, 2009 Annual General Shareholders’ meeting.

The discussion below should be read together with the Consolidated Financial Statements of GDF SUEZ for the period ended December 31, 2008, the Unaudited Pro Forma Financial Information for the periods ended December 31, 2008 and 2007 and the SUEZ Annual Consolidated Financial Statements for the periods ended December 31, 2007 and 2006.

The Consolidated Financial Statements of GDF SUEZ as of December 31, 2008 and the SUEZ Annual Consolidated Financial Statements for the periods ended December 31, 2007 and 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB) and IFRS as endorsed by the European Union (EU).  We have applied IFRIC 12 since December 31, 2006.

The Unaudited Pro Forma Financial Information was derived from: (i) the Consolidated Financial Statements of GDF SUEZ for the year ended December 31, 2008 and the SUEZ Annual Consolidated Financial Statements for the year ended December 31, 2007 included in the Consolidated Financial Statements, (ii) the IFRS consolidated financial statements of Gaz de France for the year ended December 2007, which are not included in this Annual Report on Form 20-F; and (iii) the IFRS historical interim financial statements of Gaz de France for the six months ended June 30, 2008, which are not included in this Annual Report on Form 20-F.

IFRS Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to apply accounting policies and make estimates and assumptions that affect results of operations and the reported amounts of assets and liabilities in the financial statements. GDF SUEZ’s significant accounting policies are in accordance with IFRS and are described in Note 1 to the Consolidated Financial Statements. The following policies represent those that management believes are particularly important to the financial statements and that require the use of estimates and assumptions and relate to matters that are inherently uncertain.

Useful lives of property, plant and equipment and intangible assets and impairment

Property, plant and equipment and intangible assets (other than goodwill) are recorded at cost and depreciated based on management’s estimates/determinations over their economic useful lives. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that difference is adjusted on a forward basis. Due to the significance of fixed asset investments, variations between actual and estimated useful lives could significantly impact operating results both positively and negatively.

1 Refer to Note 3.4 to the Consolidated Financial Statements for the definition of Earnings Before Interest Tax Depreciation and Amortization, or EBITDA.

 2 Average Brent $/bbl : 50/58/62 – Electricity baseload Benedelux €/MWh : 52/52/54 on January 2009.

 3 Based on the Gaz de France dividend paid in 2008 for 2007 (€1.26 per share).

Property, plant and equipment and intangible assets are impaired if there are changes in circumstances indicating that the carrying value of the assets is not recoverable. The Group uses the best information available to estimate fair value of these assets and may use more than one source. In estimating the future cash flows of property, plant and equipment and intangible assets, judgment is exercised based on management’s intent to use the asset.

A change in these estimates or a change in our plans regarding, or probability assessments of, holding or selling an asset could have a significant impact on our future operating results.

Goodwill

Impairment tests are carried out annually, or more frequently where an indication of impairment is identified. Impairment tests are carried out at the level of Cash Generating Units, or CGUs, which are groups of assets generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount (the higher of its fair value less costs to sell and its value in use) of the CGU is compared to its carrying amount. Value in use is primarily determined based on the present value of future operating cash flows and a terminal value. While management believes that the assumptions and inputs used to determine the recoverable amount are appropriate, they are subject to judgment. The most significant inputs are extracted from our medium-term business plans. Assumptions regarding discount rates have been based on the specific characteristics of the operating entities concerned and the assumptions that revenue growth rates (excluding inflation) will not exceed 2%. Terminal values have been determined in line with the available market data specific to the operating segments concerned. If the carrying value exceeds the recoverable amount, an impairment charge for the difference is recorded in the income statement.

Provisions

We maintain provisions related to our obligations for dismantling nuclear power stations, reprocessing and storage of nuclear fuel and environmental remediation. The assumptions underlying the estimates of these provisions are discussed in more detail in Note 17 to the Consolidated Financial Statements. Our management believes these assumptions are appropriate; however, actual costs incurred related to these obligations could differ significantly due to changes in the timing and amount of estimated payments, changes in the time value of money, changes in technology and changes in the legal and regulatory environments in which we operate.

Pension and other employee benefit obligations

We have obligations in terms of pension liabilities, early retirement, retirement indemnities and other benefit plans. Certain of these obligations apply broadly to most of our employees. The accounting for these obligations requires us to make certain estimates based on assumptions that have a significant impact on the related liabilities and costs recorded in our financial statements.

Costs of defined contribution plans are expensed as contributions are made. The amount of pension plan and similar benefit commitments for defined benefits are valued based on actuarial assessments. These calculations incorporate assumptions relating to mortality, turnover of personnel and salary projections and consider the economic conditions specific to each country in which we operate. Additionally, pension cost is influenced by the weighted expected return on plan assets. The discount rates used are calculated in accordance with the yield, as of the date of valuation, of the bonds issued by highly rated companies (or by the local government if there is no representative market for private borrowings) in the related geographical area. The actuarial assumptions and valuation methods currently used for pension plan and similar benefit commitments are presented in Note 18 to the Consolidated Financial Statements.

In regards to employee benefit obligations, we elected to use the option available under IAS 19 and to discontinue the corridor method in 20061. Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are henceforth recognized directly in equity and are shown in a statement of recognized income and expense (SORIE). Where appropriate, adjustments resulting from applying the asset ceiling to net assets relating to overfunded plans are treated in a similar way. However, actuarial gains and losses on other long-term benefits such as long-service awards, continue to be recognized immediately in income.

Fair value of derivative financial instruments

The best indication of a contract’s fair value is the price that would be agreed between knowledgeable, willing parties in an arm’s-length transaction. On the transaction date, fair value generally corresponds to the transaction price. Subsequently, fair value is determined based on or derived from observable market data, which provides the most reliable indication of a change in the contract’s fair value.

More specifically, valuations for derivative financial instruments are based on the following hierarchy: (i) prices quoted on an organized market, (ii) prices obtained from other external sources such as brokers or over the counter third parties and (iii) valuation models and other techniques usually applied by market participants. The valuations also include adjustments to account for counterparty credit risk and liquidity of the market, which is based on the bid-ask price. We have consistently applied this valuation methodology for each reporting period presented. A more detailed discussion on fair value calculations and credit risk is reflected in Note 15 to the Consolidated Financial Statements.

Market valuations, in particular those which are not based on readily available quoted market prices, include an inherent element of uncertainty. This uncertainty increases with the duration of the underlying contracts and with situations where liquidity of the underlying market is limited due to low trading volumes. Market valuations can also significantly differ from the actual gains and losses that will be realized upon maturity of the contract because of changes in market conditions or because of particular events such as amendments to the underlying contract. More generally, any changes to the facts and circumstances regarding market conditions and underlying assumptions for valuation purposes could significantly affect our operating results.

Revenues

Revenues generated from types of customers whose energy consumption is metered during the accounting period, particularly customers supplied with low-voltage electricity or low-pressure gas, must be estimated at the balance sheet date based on historic data, consumption statistics and estimated selling prices. Network sales have become more difficult to calculate since the deregulation of the Belgian energy market in view of the larger number of grid operators. We are allocated a certain volume of energy transiting through the networks by the grid managers. The final allocations are often only known several months down the line, which means that revenue amounts recorded are estimated. However, we have developed measuring and modeling tools allowing us to estimate revenues with a satisfactory degree of accuracy and subsequently ensure that risks of error associated with estimating quantities sold and the resulting revenues can be considered as not material. In France, delivered unbilled natural gas (“gas in the meter”) is calculated using a method factoring in average energy sale prices and historical consumption data. The average price used takes account of the category of customer and the age of the delivered unbilled “gas in the meter”. These estimates fluctuate according to the assumptions used to determine the portion of unbilled revenues at year-end.

Measurement of capitalized tax loss carry-forwards

Deferred tax assets are recognized on tax loss carry-forwards when it is probable that taxable profit will be available against which the tax loss carry-forwards can be utilized. Estimates of taxable profits and utilizations of tax loss carry-forwards were prepared on the basis of earnings forecasts as included in the medium-term business plan.

1 Previously, only the portion of actuarial gains and losses arising after January 1, 2004 that exceeded the greater of 10% of the present value of the obligation and 10% of the fair value of any plan assets was recognized through the consolidated income statement over the remaining service lives of plan participants.

Documentation of the own use exemption

Most of the commodity contracts that we have entered into in the ordinary course of business meet all of the required criteria for a derivative as defined under IAS 39. However, many of these contracts are designated and documented as own use contracts; consequently, they are excluded from the scope of IAS 39 and accounted for at cost. As a result, any price volatility inherent in these contracts is not reflected in our operating results, since unrealized gains and losses on these contracts are not recorded. If the conditions and criteria to apply such an exemption were modified because of future interpretations or actions from the IASB, the impact on our financial position and its future operating results could be significant.

Measurement of the fair value of Gaz de France’s assets acquired and liabilities assumed

The key assumptions used to measure the fair value of the Gaz de France’s assets acquired and liabilities assumed notably include values assigned to the regulated asset base for regulated activities, estimated future oil and gas prices, changes in the €/$ exchange rate, the market outlook for the estimation of future cash flows, and the applicable discount rate.

Concession infrastructures relating to the distribution of gas in France

Gas distribution assets in France are recognized as property, plant and equipment in accordance with IAS 16, since GrDF operates its network under long-term concession arrangements which are virtually all renewable upon expiration pursuant to French law no. 46-628 of April 8, 1946. Having examined the specific legal and economic issues relating to this activity, we have concluded that we exercise control in substance over the concession infrastructure.

A.  Results of operations

2008 Compared to 2007

Unless indicated otherwise, all financial data are derived from the 2008 and 2007 unaudited Pro Forma Financial Information presented to the Board of Directors.

	December 31, 2008	December 31, 2007	% Change
	(unaudited pro forma information, in € millions)
Revenues	83,053	71,228	16.6%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	8,561	7,824	9.4%

The Group enjoyed sustained growth in 2008, with revenues increasing by €11,825 million to €83,053 million, a rise of 16.6% compared to 2007 on a pro forma basis. These results show the relevance and robustness of GDF SUEZ’s business model. All business lines and geographical areas contributed to the growth, which resulted mainly from:

•	ongoing expansion in European and international gas and electricity markets;

•	high, volatile market energy prices over the year;

•	sustained commercial improvements in energy services;

•	continuing investments in infrastructures; and

•	business growth for SUEZ Environnement.

Growth in revenues, amounting to €11,825 million, can be broken down as follows:

•	a net positive impact of €747 million attributable to changes in the scope of consolidation, including:

•
additions to the scope of consolidation (positive impact of €1,775 million), mainly in Energy Europe & International (€1,111 million, resulting from the acquisition of Teesside, the change in the accounting treatment for Italcogim Energie’s commercial activities in Italy, and the acquisition of the Italian electricity trading company Elettrogreen), SUEZ Environnement (€337 million) and Energy Services (€319 million, following the acquisition of six cogeneration plants in Italy representing a total capacity of 370 MW);

•
departures from the scope of consolidation (negative impact of €1,027 million), concerning mainly SUEZ Environnement (€388 million, essentially due to the sale of Applus in 2007), Energy Europe & International (€377 million, due to the equity-accounting of Gasag as of January 1, 2008 and the sale of Calidda in Peru and Chehalis in the U.S.), and Energy Services (€262 million on the sale of Cofathec ADF in France in 2008);

•
exchange rate fluctuations (negative impact of €997 million including €364 million on the US dollar and €515 million on the pound sterling), mainly for Energy Europe & International (negative impact of €623 million) and SUEZ Environnement (negative impact of €254 million); and

•	higher contributions of €12,074 million.

All business lines yielded significant contributions to growth:

•	Energy France (up €2,017 million) benefited from higher energy prices and more favorable weather conditions than in 2007;

•
Energy Europe & International (up €5,226) received a boost from the rise in energy prices on its various markets, the Group’s strong sales momentum across all areas targeted for international development, and the expansion of electricity production capacity;

•
Global Gas & LNG (up €2,870 million) was bolstered by the growth in output for Exploration & Production activities, robust LNG arbitrage trading, a rise in sales of natural gas and the increase in average hydrocarbon prices;

•	Infrastructures (up €224 million) saw sales on behalf of third parties expand amid more favorable weather conditions than in 2007;

•	Energy Services (up €1,104) capitalized on improvements in all of its markets, particularly France, Italy and all Tractebel Engineering divisions; and

•	SUEZ Environnement delivered growth up €633 million in line with its 2008 guidance.

Revenue breakdown by geographical area

	December 31, 2008			December 31, 2007
	France	Belgium	International	France	Belgium	International
	(unaudited pro forma information, in € millions)
Energy France	14,419	-	38	12,354	-	14
Energy Europe & International	229	10,512	19,787	559	8,222	16,417
Global Gas & LNG	3,125	778	6,924	2,687	719	4,690
Infrastructures	818	(11)	89	599	-	51
Energy Services	6,832	1,247	5,914	6,355	1,203	5,335
SUEZ Environnement	4,922	501	6,929	4,676	456	6,891
Group Total	30,345	13,027	39,681	27,230	10,600	33,398

Revenues by geographical area can be broken down as follows:

	December 31, 2008	December 31, 2007	% Change
	(unaudited pro forma information, in € millions)
France	30,345	27,230	11.4%
Belgium	13,027	10,600	22.9%
France-Belgium sub-total	43,372	37,830	14.7%
Other European Union countries	26,658	22,136	20.4%
Other European countries	1,267	1,169	8.4%
North America	5,018	4,659	7.7%
Europe and North America sub-total	76,316	65,794	16.0%
South America	2,624	2,204	19.0%
Asia/Middle East and Oceania	3,283	2,493	31.7%
Africa	831	737	12.9%
Group Total	83,053	71,228	16.6%

In 2008, the Group generated 92% of its revenues in Europe and North America, of which 86% came from the European continent alone.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net climbed 9.4% to €8,561 million in 2008 and reflects mainly excellent operating performance (up by €737 million) on a pro forma basis. The growth was curbed slightly by the increase in net additions to depreciation, amortization and provisions linked to the commissioning of new facilities, a net increase in impairment losses taken on trade receivables, and an increase in expenses in connection with employee share awards. Growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net was also penalized by non-recurring items, particularly the reversal of a provision recorded by Energy Europe & International in 2007.

Segment profit

The new GDF SUEZ Group uses Earnings Before Interest Tax Depreciation and Amortization, or EBITDA, as a measure of segment profit, which is closely related to consolidated income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net. Refer to Note 4.2 of the Unaudited Pro Forma Financial Information for a reconciliation of the 2008 pro forma EBITDA to the 2008 pro forma income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net.

Energy France

	December 31, 2008	December 31, 2007	% Change
	(unaudited pro forma information, in € millions)
Revenues	14,457	12,368	16.9%
EBITDA (a)	246	368	(33.1)%
Depreciation, amortization and provisions (b)	(153)	(170)
Net expenses on stock options (c)-	(1)	-
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net = a + b + c	92	198	(53.6)%

Revenues

Volumes sold

In TWh	2008	2007	% Change
Gas sales	294	289	2%
Electricity sales	31.8	28.4	12%

Climate correction – France

In TWh	2008	2007	change
Climate correction volume*	+0.4	(14.2)	14.6 TWh
* Indicates the amount of volumes sold which was due to an unusually warm climate (negative amounts) or an unusually cold climate (positive amounts)

Energy France reported revenues of €14,457 million for 2008, up 16.9% from 2007.

Revenue growth based on average weather conditions for the period came in at 12%. The rise in energy prices, in line with the surge in procurement costs, accounts for three-quarters of this increase.

The increase in volumes sold, thanks to weather conditions close to the benchmark average in 2008, accounted for 20% of revenue growth for the business.

Other factors driving growth stem from changes in the scope of consolidation, notably the Group’s expansion into wind power and energy services for individual customers. Development in this last segment picked up pace in 2008, with GDF SUEZ having captured around 10% of the French market of home photovoltaic solutions.

Natural gas

Sales of natural gas totaled 294 TWh, a rise of 1.6% year-on-year. GDF SUEZ continues to hold around 95% of the retail customer market and around 85% of the business market. These markets were deregulated in 2007 and 2004, respectively.

Electricity

Electricity sales climbed 12% to 32 TWh. Sales performance was varied depending on the customer segment concerned: sales to retail and wholesale markets rose, while sales to industrial customers declined amid difficult price conditions. Since the deregulation of retail markets, the Group has added almost 600,000 new customers to its portfolio, including 400,000 since the end of 2007. Electricity production increased by 6% on an annualized basis due to the combined impact of:

•	an increase in output at hydraulic power plants and the DK6 combined cycle plant in Dunkerque; and

•	expansion in wind power production, partly through the consolidation of companies acquired in 2007 and 2008 (Compagnie du Vent, Eole Génération, Erelia, Great and Eolienne de la Haute-Lys).

EBITDA and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

EBITDA decreased by €122 million due to an insufficient rise in public gas distribution rates, prompting a €679 million increase in the revenue shortfall and bringing the cumulative total to €1,606 million at December 31, 2008 on a pro forma basis. The failure to pass on the 8.6% rise in commodity prices at October 1, 2008 accounted for a significant portion of the €442 million shortfall reported in the last quarter.

The revenue shortfall was only partially offset by the results of the electricity business, and in particular hydraulic activities carried out by CNR, which received a strong boost from the rise in energy prices, and to a lesser extent, the growth in volumes sold. Hydro conditions were more favorable than in 2007.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for Energy France was down €106 million from 2007. The fall in depreciation and amortization charged in 2008 relative to the allocation of the cost of the business combination (reflecting fewer economic benefits generated by public distribution activities) more than offset the rise in additions to depreciation and amortization (changes in Group structure and new plants commissioned) and provisions set aside in respect of gas and electricity customers.

New versions of “Symphonie”, the retail customer management software, were rolled out in 2008. The Symphonie upgrades helped improve the operation of customer applications and processes, and led to new offerings such as the energy-efficient DolceVita package (green electricity and carbon-offset natural gas) and new web functionalities such as electronic billing.

Price trends

Public distribution rates

The table below shows the average change in public distribution rates adopted in 2007 and 2008.

Year	Average level of rate change
2008
January 1	€1.73 per MWh
April 30	€2.64 per MWh
August 15	€2.37 per MWh
October 1	- € per MWh

Public distribution rates did not change in 2007.

Subscription rates

Subscription rates are revised quarterly to account for any changes in the €/dollar exchange rate and the price of a portfolio of oil products.

Year	Average level of rate change
2007
January 1	€(2.85) per MWh
April 1	€(1.63) per MWh
July 1	€1.72 per MWh
October 1	€2.11 per MWh

Year	Average level of rate change
2008
January 1	€2.90 per MWh
April 1	€2.22 per MWh
July 1	€3.91 per MWh
October 1	€4.00 per MWh

Energy Europe & International

	December 31, 2008				December 31, 2007				% Change
	Benelux & Germany	Europe	Interna-tional	Total	Benelux & Germany	Europe	Interna- tional	Total
	(unaudited pro forma information, in € millions)
Revenues	14,156	8,749	7,623	30,528	11,907	6,609	6,682	25,198	21.2%
EBITDA (a)	1,752	844	1,799	4,395	1,796	709	1,673	4,178	5.2%
Depreciation, amortization and provisions (b)	(553)	(331)	(394)	(1,277)	(311)	(253)	(381)	(945)
Net expenses on concessions/stock options (c)	(12)	(1)	(8)	(21)	(9)	-	(6)	(15)
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net = a + b + c	1,187	513	1,397	3,096	1,477	456	1,286	3,218	(3.8)%

Benelux & Germany division

Revenues

Revenues for the Benelux & Germany division came in at €14,156 million in 2008, up 18.9%  on a pro forma basis, and can be broken down as follows:

•
a negative €317 million impact relating to changes in the scope of consolidation.  In particular, the change in consolidation method for Gasag, a gas distribution subsidiary in Germany. Gasag was proportionately consolidated in previous years, but has been accounted for by the equity method since January 1, 2008; and

•	higher contributions of €2,567 million.

Electricity

Electricity sales in Benelux and Germany totaled €9,632 million in 2008, versus €8,109 million for the year-earlier period, representing an increase of 18.8%  on a pro forma basis.

In Belgium and Luxembourg (Belux), electricity sales increased by 16.9%  year-on-year, owing to changes in electricity market prices powered by the rise in the price of fossil fuels. Selling prices in Belgium also reflect the rise in transmission and distribution rates. Volumes sold to the Belux region dropped 4%  (74.1 TWh in 2008 versus 77.2 TWh in 2007), squeezed by the fall in sales to distributors in Belgium and the impacts of the economic slowdown in the last quarter of 2008.

Sales of electricity in the Netherlands and Germany advanced 21.3%  on 2007, boosted by price increases as well as the rise in volumes sold, particularly in the Netherlands (up 4.8%  to 23.3 TWh in 2008).

Gas

Gas sales amounted to €3,414 million in 2008 versus €2,764 million a year earlier. This represents growth of 23.5% , powered mainly by the rise in gas prices and more favorable weather conditions than in 2007. Volumes sold nevertheless decreased by 1.6 TWh or 2.1% for the region as a whole, chiefly sales to industrial customers in the Netherlands, while volumes sold in Belgium and Germany were up over the year-earlier period.

EBITDA and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

EBITDA for the division came in at €1,752 million, down by 2.5%  compared with 2007 on a pro forma basis as a result of the change in the consolidation method for Gasag. Capacity availability at power plants declined year-on-year owing to a more extensive shutdown program than in 2007 as well as a greater number of unplanned shutdowns. This prompted a fall of 5 TWh in production.

Thanks to Electabel’s hedging policy covering trailing three-year periods and the gradual transfer of market prices onto average prices, electricity rates continued their upward spiral in 2008.

However, margin growth was held back by the rise in the price of fossil fuel and CO2 certificates for coal and gas facilities.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net reported by the Benelux & Germany division came in at €1,187 million (down by €290 million compared to 2007) on a pro forma basis. Performance in 2008 was penalized by a write-back of Electrabel’s nuclear waste processing provision in 2007 resulting from the review it carried out in light of the Monitoring Committee’s decision of March 2007. The next review of the assumptions used to calculate provisions for nuclear waste reprocessing and decommissioning liabilities is scheduled for 2010. Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net was also hit by a rise in provisions for trade receivables compared with 2007, and an increase in depreciation on production facilities.

Europe division

Revenues

This division delivered 2008 revenues of €8,749 million, up 32.4%  on a pro forma basis compared with 2007. This increase can be broken down as follows:

•
A positive €891 million impact relating to changes in the scope of consolidation, with the acquisition of Teesside, a combined cycle gas turbine plant in the U.K. and Elettrogreen, engaged in the sale and optimization of energy in Italy. It also reflects the increase in the Group’s stake in Italcogim Energie, which was fully consolidated as from the last quarter of 2007;

•	Exchange rate fluctuations, generating a negative impact of €260 million; and

•	Higher contributions of €1,509 million from:

•	a rise in market prices across the region, partly countered by a failure to fully pass on gas supply costs in countries imposing regulated rates;

•	additional electricity production capacity in Italy, with 800 MW having come on stream in 2007; and

•	significant 3.2 TWh growth in electricity generation in Spain, buoyed by weather, hydraulic and market conditions that were favorable to the Group.

EBITDA and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

EBITDA for the division came in at €844 million in 2008, up 19.1%  on a pro forma basis. Growth in EBITDA can be broken down as follows:

•	A positive €45 million impact relating to changes in the scope of consolidation;

•	Exchange rate fluctuations, generating a positive impact of €9 million; and

•	Higher contributions of €81 million resulting from the following positive impacts:

•
Italian subsidiaries were the largest contributors to the division’s growth gains, and benefited from the full-year impact on electricity businesses of plants commissioned, as well as good performances on the ancillary services market. To a lesser extent, growth was also bolstered by a more favorable pricing environment than in 2007.

•	In Spain, favorable weather conditions prompted capacity increases at power plants. However, these were offset by higher CO2 costs in 2008.

•
In Eastern Europe, EBITDA dipped slightly, with the favorable pricing environment for electricity in Poland offset by a drop in CO2 sales. Gas sales were held back – notably in Romania and Slovakia – by tight pricing conditions and a failure to fully pass on gas supply costs to selling prices.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for the division after depreciation and amortization charged relative to the allocation of the cost of the business combination totaled €513 million, up €57 million on a pro forma basis. These operating results were boosted by the factors driving EBITDA growth, offset by the revision of the useful life of SPP’s assets in 2007 and the full-year impact of new plants commissioned in Italy.

International division

Revenues

Revenues for the International division totaled €7,623 million in 2008, up 14.1%  over 2007 on a pro forma basis. This performance draws on the Group’s strong commercial momentum in all of its developing international markets, amid a spike in energy demand and rising prices.

The division’s growth stems more specifically from:

•	A positive €154 million impact relating to changes in the scope of consolidation;

•	Exchange rate fluctuations, generating a negative impact of €363 million; and

•	Higher contributions of €1,150 million from:

•
North America (up €638 million), essentially due to the rise in direct energy sales to industrial and business customers (up €319 million), sales to the wholesale market (up €125 million) reflecting mainly higher prices, and the growth in LNG activities boosted by a strong price impact (up €85 million);

•
Asia and the Middle East (up €183 million), spurred by improved sales in Turkey (up €111 million), price increases in Thailand (up €36 million) and the Group’s expanding presence in the Gulf region, with the first full-year contribution of the Sohar plant in 2008; and

•
Latin America (up €329 million). The rise in electricity sales in Brazil (up €88 million) was powered by price increases on bilateral contracts and a rise in sales on the spot market, where Tractebel Energia benefited from its guaranteed energy allocation strategy and particularly steep prices in the first quarter. Sales gains in Peru (up €95 million) and Chile (up €132 million) mainly reflect positive price impacts, while sales in Panama (up €13 million) were boosted by the commissioning of additional capacity (Balboa plant in August 2008).

EBITDA and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

EBITDA for the division came in at €1,799 million in 2008, up 7.5% on a pro forma basis. This increase in EBITDA was due to a positive €38 million impact relating to changes in the scope of consolidation (essentially the acquisitions of Ponte de Pedra in Brazil and Senoko in Singapore), a negative €68 million resulting from exchange rate fluctuations (mainly on the US dollar), and a higher contribution of €156 million resulting from the combined effect of the following factors:

•
Latin America turned in the best growth performance (up €129 million), on the back of robust increases in Electricity activities in Brazil (up €88 million) which were able to benefit from steep spot market prices in the first quarter on account of the guaranteed energy allocation strategy. Electricity activities in Peru reported strong gains (up €21 million), thanks mainly to the commissioning of the OCP2 plant in July 2007 (174 MW). Electricity activities in Chile almost doubled (up €24 million), driven by a hike in electricity selling prices on the market.

•	North America reported a EBITDA growth of €61 million, led by GDF SUEZ LNG North America and a rise in margins after hedging.

•	EBITDA for Asia and the Middle East region decreased by €15 million, due mainly to a decline in Thailand which was affected by a rise in fuel prices not fully passed on to rates.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for the International division came in at €1,397 million, up 8.6%  on a pro forma basis. This increase was the result of a negative €50 million impact from fluctuations mainly in the US dollar, a positive €20 million impact from changes in the scope of consolidation and a higher contribution of €141 million essentially driven by the sharp rise in EBITDA.

Global Gas & LNG

	December 31, 2008	December 31, 2007	% Change
	(unaudited pro forma information, in € millions)
Business line revenues	22,394	17,284	29.6%
Revenue contribution to Group	10,827	8,096	33.7%
EBITDA (a)	3,715	2,344	58.4%
Depreciation, amortization and provisions (b)	(1,363)	(1,155)
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net = a + b	2,352	1,189	97.7%

Revenues

Global Gas & LNG delivered revenues of €10,827 million for 2008, up €2,731 million or 33.7% on a pro forma basis compared with 2007. Total revenues for the Global Gas & LNG business line, including intragroup services, came in 29.6%  higher year-on-year, at €22,394 million.

The increase of €2,731 million can be broken down as follows:

•	A negative €87 million impact relating to changes in the scope of consolidation;

•	Exchange rate fluctuations, generating a negative impact of €52 million; and

•	Higher contributions of €2,870 million. This performance results from:

•
Exploration & Production activities which reported revenues of €1,875 million, up 43%  and 58%  over the first nine months of the year. This chiefly reflects the upward spiral in average hydrocarbon prices up to the end of summer 2008:

•	average Brent crude prices (€/boe) rose 23% over the year, versus 46% over the first nine months;

•	average natural gas prices jumped 81% on the NBP (€/MWh) over the year, versus 106% over the first nine months; and

•	the revenue performance was also driven by a 20% rise in production year-on-year, up to 51 Mboe, essentially linked to the commissioning of new assets in the Netherlands and Norway.

•	Revenues from other Global Gas & LNG entities[1] also improved, in step with:

•	a spike in the price of hydrocarbons up to the end of summer 2008;

•
vigorous LNG arbitrage trading over the year (48 cargoes for 38 TWh in 2008 versus 40 cargoes for 31 TWh in 2007), even though trading slowed significantly in the fourth quarter (5 cargoes versus 11 in fourth-quarter 2007); and

•	growth in sales of natural gas:

•	in France, key account sales (excluding sales to municipal distribution companies)[2], climbed 9 TWh to 87 TWh,

•	in Europe, key account sales moved up 8 TWh to 82 TWh,

•	short-term and other sales (including sales to municipal distribution companies) advanced 8 TWh to 134 TWh.

EBITDA and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

EBITDA hit a new record high of €3,715 million, up 58.4% on a pro forma basis. This increase in EBITDA resulted from exchange rate fluctuations generating a negative €50 million impact, a positive €32 million relating to change in the scope of consolidation, and a higher contribution of €1,388 million. This performance is partly attributable to higher hydrocarbon prices but also to growth in gas production and sales.

•
Exploration & Production reported 71.8% growth, outperforming growth for the business line as a whole. This was driven by the increase in gas and Brent crude prices and a gross 20% increase in production to 51 Mmboe[3] thanks to new oil fields commissioned in Norway and the Netherlands.

•
Other Global Gas & LNG entities contributed to this excellent performance, posting strong 51.3%  growth powered by favorable market conditions in Asia – enabling the business to capitalize on the LNG portfolio – and a 11%  rise in key account sales.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net after depreciation and amortization charged relative to the allocation of the cost of the business combination increased by €1,162 million or 97.7% to €2,352 million on a pro forma basis. This growth resulted from a negative impact relating to exchange rate fluctuations (€39 million), a positive impact from changes in the scope of consolidation (€8 million), and a higher contribution (€1,193 million) in line with the performance of EBITDA.

1 Supply, LNG, key account sales and trading.

2 Sales to municipal distribution companies in France totaled 8.6 TWh in 2008, compared with 7.8 TWh for the prior-year period.

3 Million barrels of oil equivalent.

Infrastructures

	December 31, 2008	December 31, 2007	% Change
	(unaudited pro forma information, in € millions)
Business line revenues	5,498	5,142	6.9%
Revenue contribution to Group	896	650	37.8%
EBITDA (a)	2,878	2,847	1.1%
Depreciation, amortization and provisions (b)	(987)	(999)
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net = a + b	1,891	1,848	2.3%

Revenues

Total revenues for the Infrastructures business line, including intragroup services, came in 6.9% higher year-on-year, at €5,498 million on a pro forma basis. The contribution of the business line to Group revenues was €896 million, up 37.8%  on 2007.

This larger contribution is related mainly to the expansion in volumes transported by GrDF on behalf of third parties. Volumes increased 9.4 TWh year-on-year to 28.8 TWh, boosted by a return to average weather conditions.

Revenue growth was also powered by:

•	the introduction of a new rate for accessing distribution infrastructure on July 1, 2008, increased revenues by 5.6% ;

•	the rise in storage capacity subscribed by third parties (up 3.9 TWh) and in the average price of usable volumes as of April 1, 2008 increased revenues by 2.8%;

•	the rise in reserved capacity on the transmission network in France, and the increase in the number of combined cycle gas turbine plants connected; and

•	the inclusion of German storage activities in the consolidated group.

EBITDA and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

EBITDA for the Infrastructures business line increased by 1.1%  year-on-year, to €2,878 million on a pro forma basis. Growth in EBITDA underperformed revenue growth mainly as a result of:

•
higher charges: energy costs grew €58 million on the back of a price impact; IT costs were up €20 million owing to the roll-out of new applications at GrDF inherent to the separation of its businesses; and spending on industrial safety and the promotion of the image of natural gas rose €20 million; and

•	significant non-recurring items which boosted 2007 comparative figures, for example a €53 million inventory surplus.

Recurring growth reflects a return to average weather conditions after particularly warm temperatures in 2007, price increases in distribution and storage, and additional transmission and storage capacity sold in respect of regulated rights.

Major events affecting the Infrastructures business line in 2008 were:

•	the creation of LNG Terminals (Elengy) and Storage (Storengy) subsidiaries in France;

•	delays in the Fos Cavaou LNG terminal, compounded by piping problems in February, which led to the terminal’s scheduled commissioning date being pushed back to June 2009;

•	start of work under the first phase of the gas storage project at the Stublach salt mine in the U.K.; and

•	acquisition by GRTgaz of an interest in Powernext and start-up of the natural gas exchange at the end of November.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for the Infrastructures business line after depreciation and amortization charged relative to the allocation of the cost of the business combination (related to the merger) totaled €1,891 million in 2008, up 2.3%  on 2007 (pro forma).

Energy Services

	December 31, 2008	December 31, 2007	% Change
	(unaudited pro forma information, in € millions)
Revenues	13,993	12,893	8.5%
EBITDA (a)	904	946	(4.4)%
Depreciation, amortization and provisions (b)	(272)	(283)
Net expenses on concessions/stock options (c)	(46)	(39)
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net = a + b + c	586	624	(6.0)%

Revenues

Energy Services delivered revenues of €13,993 million for 2008, up 8.5% year-on-year on a pro forma basis. Revenue growth was impacted by a positive €63 million impact relating to changes in the scope of consolidation, exchange rate fluctuations, generating a negative impact of €67 million, and higher contributions of €1,103 million. This growth breaks down as follows:

•
In France, service activities (Elyo France and Cofathec Services) increased €421 million (up 14.1%). The increase reflects commercial development, more favorable weather conditions, and the rise in energy prices. All entities (Ineo, Endel, Axima, Seitha) reported vigorous expansion in installation and maintenance activities, with growth coming in at €173 million or 4.9%. However, the slowdown in certain segments began to put the brakes on growth in the final quarter of 2008.

•	In Belgium, the installation and services activities reported an increase of €110 million or 7.1%.

•	The Netherlands enjoyed a strong order book and posted growth of €124 million, or 10.5%.

•	All Tractebel Engineering divisions (Nuclear, Energy, Infrastructures and International) reported double-digit growth (18.9% or €63 million).

•	Excluding France and Benelux, revenue growth was €128 million, or 8.8% in Southern Europe, led mainly by the Italian market. This was despite a drop in orders in Spain triggered by the property slump.

•	Revenue growth in Northern European countries came in at €62 million or 5.2%, buoyed by the development in Germany and the United Kingdom.

EBITDA and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

EBITDA came in at €904 million or €42 million lower compared to last year on a pro forma basis.  This decrease resulted from a negative €68 million relating to changes in the scope of consolidation (of which a negative €92 million is related to the claim concerning the Snöhvit contract in 2007), from exchange rate fluctuations generating a negative €3 million impact and a higher contribution of €29 million. Non-recurring items in 2007 relating to Société Monégasque d’Électricité et de Gaz pensions are also the reason why EBITDA growth underperformed revenue growth (see paragraph below regarding Electricity and Gas subsidiaries).

The higher contribution of €29 million was due to:

•	service activities in France which benefited from favorable price impacts and harsher weather conditions, while the increase in volumes boosted results for installation activities;

•	the optimized structure in the Netherlands delivering growth in excess of 60%, with profitability levels nearing the standards of the profession;

•	Tractebel Engineering which also reported vigorous 44% growth, fuelled by a high-quality order book and margin gains;

•	the activities in Italy, where inclement winter weather helped offset the decline in the pricing environment for utilities’ cogeneration plants at the end of the year;

•	growth reported by the International South business unit of more than 6%; and

•	the growth for Electricity and Gas subsidiaries, which came in at 1.1% thanks to favorable price impacts, in particular the rise in Electricité de Tahiti rates over a six-month period.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for the business line came in at €586 million versus €624 million in 2007 (which included €84 million in connection with the Snöhvit contract) on a pro forma basis.

SUEZ Environnement

	December 31, 2008	December 31, 2007	% Change
	(unaudited pro forma information, in € millions)
Revenues	12,352	12,022	2.7%
EBITDA (a)	2,102	2,061	2.0%
Depreciation, amortization and provisions (b)	(776)	(755)
Net expenses on concessions/stock options (c)	(242)	(229)
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net = a + b + c	1,084	1,077	0.6%

Revenues

•	SUEZ Environnement delivered €12,352 million[1] in revenues, up 2.7% on a pro forma basis. This increase can be broken down as follows:

•	Exchange rate fluctuations generating a negative impact of €254 million, mainly on the pound sterling and the US and Australian dollars;

1 Based on the contribution to GDF SUEZ (taking into account transactions with other Group companies).

•	A negative €49 million due to changes in the scope of consolidation; and

•	Higher contributions of €633 million, resulting essentially from three business segments:

•	The Water Europe segment (up €300 million) enjoyed robust revenue growth bolstered by positive price impacts and the development of new services despite falling water consumption in Europe.

•
The Waste Europe segment (up €151 million) reported a rise in sorting and recycling activities in France and the U.K., and in incineration activities in Belgium. However, the economic slowdown in the fourth quarter affected all activities dealing with industrial and business customers, while the recycling business had to contend with a significant drop in prices and volumes.

•	The International segment advanced (up €177 million) thanks to engineering activities (Degrémont) and healthy performances from water services in Asia and waste services in Central Europe.

EBITDA and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

SUEZ Environnement delivered an EBITDA growth of €41 million on a pro forma basis.  This growth resulted from exchange rate fluctuations generating a negative €44 million impact, a negative €11 million from changes in the scope of consolidation and higher contributions of €96 million resulting from:

•
the Water Europe segment (up €47 million), where Agbar benefited from favorable price impacts in Spain and Chile, but faced a slight contraction in water volumes sold and a small rise in healthcare claims. In France, the drop in volumes delivered was offset by favorable price trends, while Germany reported commercial gains;

•
the Waste Europe segment (up €9 million), which posted a more modest rise due to the economic slowdown. This led to a decline in volumes collected from industrial customers in Benelux and in landfill volumes in the U.K. Commodity prices for the recycling business also tumbled in the U.K., France and Benelux. Strong momentum in the waste treatment sector, mainly in France and Belgium, helped counter this weaker performance;

•
the International segment (up €51 million), which benefited from the full impact of rate cases obtained in the regulated sector in North America in 2007, strong momentum for waste services in Central Europe, the development of water activities in China, favorable electricity price trends in the Maghreb and Asia, and good progress on outstanding contracts at Degrémont; and

•
a slight contraction in the Other Services segment, which recorded a €10 million decline in revenues during the period mainly as a result of efforts to bolster the corporate structure of SUEZ Environnement in view of its new obligations as a listed entity.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net as reported by SUEZ Environnement increased to €1,084 million in 2008 on a pro forma basis.  This growth resulted from a negative €3 million from changes in the scope of consolidation (including the impact of the disposal in November 2007 of Applus which contributed €27 million to income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for that year), a negative €29 million due to exchange rate fluctuations and higher contributions of €39 million. The increase in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net was essentially driven by EBITDA gains.

Other Services

	December 31, 2008	December 31, 2007	% Change
	(unaudited pro forma information, in € millions)
EBITDA (a)	(354)	(206)	(72.0)%
Depreciation, amortization and provisions (b)	(56)	(50)
Net expenses on concessions/stock options (c)	(130)	(73)
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net = a + b + c	(539)	(329)	(63.9)%

In 2008, EBITDA reported by the Other Services segment on a pro forma basis was affected by non-recurring personnel costs stemming from the settlement of a dispute with the payroll tax authorities regarding benefits in kind in the form of reduced energy prices. A provision had been booked for the full amount of this liability, which therefore has no impact on income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net. EBITDA was also squeezed by increased communication spending and the cost of the bonus share and stock option awards set up by the Group in 2007 and 2008.

Other income statement items

	December 31, 2008	December 31, 2007	% Change
	(unaudited pro forma information, in € millions)
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	8,561	7,824	9.4%
Mark-to-market on commodity contracts other than trading	555	29
Impairment of assets	(811)	(123)
Restructuring costs	(187)	(24)
Disposals of assets, net	84	415
Income from operating activities	8,204	8,121	1.0%
Net financial loss	(1,611)	(903)
Income tax expense	(1,765)	(1,331)
Share in net income of associates	447	646
Net income before impact of remedies	5,275	6,534	(19.3)%
Remedies	2,141	301
Net income	7,415	6,835	8.5%
Minority interests	911	1,080
Net income Group share	6,504	5,755	13.0%

Income from operating activities edged up 1.0%  year-on-year to €8,204 million on a pro forma basis, despite the negative non-recurring impacts recorded in 2008, partially offset by the positive impact of mark-to-market.

Changes in the fair value of commodity derivatives recognized in accordance with IAS 32/39 had a positive €555 million impact on income from operating activities, compared with a positive impact of €29 million in 2007.

Income from operating activities was affected by impairment losses taken against assets for € 811 million (€123 million in 2007) which mainly reflect the mark-to-market of available for sale listed investments, and by restructuring costs of €187 million chiefly concerning the reorganization of the Group’s sites in the greater Paris region.

Disposal gains fell to €84 million in 2008, and mainly reflect the sale of the Chehalis power plant in the U.S. Disposal gains in 2007 primarily included Electrabel’s sale of a portion of its interests in the Brussels and Walloon inter-municipal companies, Agbar’s sale of Applus, and the disposal of various non-strategic listed investments.

Net financial loss for the year totaled €1,611 million in 2008 compared with €903 million in 2007 on a pro forma basis, reflecting:

•
a rise in the cost of debt, up to €1,476 million in 2008 compared with €882 million one year earlier. This €594 million rise reflects a volume effect and interest rate impact of €361 million, as well as the impact of exchange rate fluctuations and hedging derivatives totaling €233 million;

•	the €135 million decrease in the contribution from other financial income and expenses.

The effective tax rate raised up to 26.8% (versus 18.4%  in 2007) on a pro forma basis, due to the tax on nuclear activities payable by Electrabel in 2008 for €222 million, growth in Exploration & Production activities in Norway and the lack of income tax impact arising on the bulk of the asset write-downs described above. Financial synergies during the year resulting from the merger (i.e., the utilization of tax loss carry-forwards from the SUEZ SA tax consolidation group) were broadly on a par with the deferred tax asset recognized in 2007 for €500 million.

Share in net income of associates fell €199 million compared with 2007 on a pro forma basis, owing mainly to a €190 million fall in contributions from inter-municipal companies, which had benefited from non-recurring items in 2007, and particularly the gain on the disposal of TVD operations in the Walloon region.

The Remedies line presents the contributions to 2007 and 2008 income of the entities sold in connection with the Group’s commitments to the European Commission as part of the merger. In 2008, this item also includes the capital gains recorded on the sale of these equity investments in an amount of €1,901 million. Further information on the impact of the Remedies on the income statement is provided in Note 7 of the Unaudited Pro Forma Financial Information.

Minority interests contracted by €169 million on a pro forma basis, due mainly to the public tender offer for Agbar shares which accounted for a decrease of €102 million.

Reconciliation with consolidated income statement figures

	2008 pro forma (unaudited)	2008 consolidated	Difference
	(in € millions)
Revenues	83,053	67,924	15,129
EBITDA	13,886	10,053	3,832
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	8,561	6,224	2,338

Consolidated revenues for 2008 totaled €67,924 million. The difference with regard to pro forma revenues results chiefly from the revenues generated by Gaz de France prior to the merger (€17,844 million), less the contribution from entities sold in connection with the remedies (€2,395 million).

Pro forma EBITDA also includes €3,888 million in EBITDA reported by Gaz de France prior to July 22, 2008, which explains the bulk of the difference with EBITDA reported in the Notes to the Consolidated Financial Statements.

The difference between consolidated income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net and the pro forma figure essentially reflects income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net reported by Gaz de France prior to the merger (€3,019 million), less depreciation and amortization charged during the period against the fair value of assets and liabilities acquired in the merger (€289 million) and the contribution from entities sold in connection with the remedies (€415 million).

A full reconciliation between the consolidated income statements and pro forma data is presented in the Unaudited Pro Forma Financial Information.

2007 Compared to 2006

The discussion of 2007 and 2006 segment results is based on the segmentation used by the Group prior to merger of Gaz de France and Suez. Subsequent to the merger, the group has put in place a new  organization and has accordingly defined new operating segments that reflect the current organization. Note 3 to the Consolidated Financial Statements for the year ended December 31, 2008 provides 2007 and 2006 segment information that reflects the current segment structure.

In addition, prior to the merger of Gaz de France and Suez, the Group used Gross Operating Income, or GOI, as a measure of segment profit. GOI differs in a number of respects from EBITDA, the indicator used by the Group after the merger, but is closely related to consolidated income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net. Refer to Note 3 of our 2008 Consolidated Financial Statements for a reconciliation of GOI to EBITDA, and EBITDA to Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for the financial years 2007 and 2006.

Data for the financial period ended December 31, 2007 and 2006 correspond to the historical figures in the SUEZ Annual Consolidated Financial Statements for the years ended December 31, 2007 and 2006.

	December 31, 2007	December 31, 2006	% Change
	(in € millions)
Revenues	47,475	44,289	7.2%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	5,175	4,497	15.1%

Revenues

SUEZ reported a sustained increase in revenues, with a 7.2% rise.

Growth in revenues amounting to €3,186 million can be broken down as follows:

•	a positive €118 million impact driven by higher gas prices;

•	a positive €812 million impact relating to changes in the scope of consolidation;

•	exchange rate fluctuations, generating a negative impact of €430 million, due primarily to changes in the value of the US dollar; and

•	higher contributions of €2,686 million from:

•	SUEZ Energy Europe (up €916 million) enjoyed increased sales in France and Germany against a backdrop of higher electricity prices across Europe.

•
SUEZ Energy International (up €654 million) benefited from strong commercial momentum in all of its developing markets, notably in the Americas and in the Middle East, amid a spike in energy demand and rising prices.

•
SUEZ Energy Services (up €559 million) recorded a sharp increase in demand in France for installation and maintenance activities (up €241 million), a strong performance by its services business in Belgium and rapid expansion in both the U.K. and Spain.

•
SUEZ Environnement (up €557 million) posted growth driven by (i) waste services in France (up €101 million) and in the U.K. (up €102 million); (ii) water services in France (up €63 million), (iii) Agbar (up €127 million) and (iv) the international segment (up €111 million), particularly China.

Revenue breakdown by geographical area

	December 31, 2007			December 31, 2006
	France	Belgium	International	France	Belgium	International
	(in € millions)
SUEZ Energy Europe	1,861	10,132	5,617	1,133	9,735	5,103
SUEZ Energy International	14	−	6,563	−	32	6,210
SUEZ Energy Services	5,381	1,172	4,713	5,229	1,066	4,342
SUEZ Environnement	4,676	455	6,891	4,447	384	6,608
SUEZ Group Total	11,932	11,759	23,784	10,809	11,217	22,263

Revenues by geographical area can be broken down as follows:

	December 31, 2007	December 31, 2006 (*)	% Change
	(in € millions)
France	11,932	10,809	10.4%
Belgium	11,759	11,217	4.8%
France-Belgium sub-total	23,691	22,026	7.6%
Other European Union countries	13,467	12,341	9.1%
Other European countries	757	707	7.0%
North America	4,189	4,184	0.1%
Europe and North America sub-total	42,104	39,258	7.2%
South America	2,206	1,863	18.4%
Asia/Middle East and Oceania	2,446	2,497	(2.0)%
Africa	719	671	7.2%
SUEZ Group Total	47,475	44,289	7.2%

(*)	2006 data have been adjusted to include Baymina (Turkey) in the “Asia/Middle East and Oceania” region (previously in “Other European countries”).

In 2007, SUEZ generated 89% of its revenues in Europe and in North America, of which 80% came from the European continent alone.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net of €678 million reflects:

•	mainly, operating items accounting for a rise of €882 million;

•	higher net charges to depreciation, amortization and provisions; and

•	the rise in stock option expense.

Segment profit

SUEZ uses Gross Operating Income, or GOI, as a measure of segment profit, which is closely related to consolidated income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposal of assets, net. Refer to Note 3 of the SUEZ Annual Consolidated Financial Statements for the year ended December 31, 2007 for a reconciliation of GOI to income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net.

Electricity and Gas

	December 31, 2007			December 31, 2006			% Change
	SEE	SEI	Total	SEE	SEI	Total
	(in € millions)
Revenues	17,610	6,577	24,187	15,971	6,242	22,213	8.9%
Gross operating income	3,574	1,666	5,240	3,060	1,566	4,626	13.3%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	2,622	1,204	3,826	2,141	1,099	3,240	18.1%

SUEZ Energy Europe

Revenues

Revenues reported by SUEZ Energy Europe increased by €1,639 million or 10.3% compared to 2006.

Electricity

Electricity volumes sold totaled 167.5 TWh in 2007, representing an 18.8% year-on-year rise in revenues to €11.4 billion. This increase essentially reflects the overall rise in market prices in Europe since mid-2005 and higher sales volumes.

•
In Belgium, overall revenue growth reflects the rise in market electricity prices driven mainly by an increase in the price of fossil fuels, even though this increase has not been passed on in selling prices to residential customers. Volumes sold fell back slightly by 1.1 TWh, or 1.5% to 72.3 TWh as a result of mild weather conditions in early 2007, the full-scale deregulation of electricity retail markets and the dip in wholesale electricity sales.

•
In the Netherlands, reported revenues increased strongly by 10.6% as a result of the consolidation of Rendo and Cogas as of October 2006, rising energy prices, and changes in the sales mix on this market.

•
Electricity volumes sold outside Benelux increased by 21.1% and in 2007 accounted for 41% of the SUEZ Group’s electricity sales in Europe. Revenue growth was also boosted by the full consolidation of Compagnie Nationale du Rhône and the commissioning of production assets in Spain during 2006, as well as in Italy and Portugal in 2007. Sales performances were especially good in Germany, while changed contract models in central Europe benefited from favorable pricing conditions.

Gas

The 6.8% decrease in gas volumes sold by Electrabel is mainly attributable to the impact of mild weather conditions in the early part of 2007 on sales to residential customers in the Benelux region. Nevertheless, revenues increased by €64 million thanks to strong sales in the Netherlands.

Distrigas was also affected by the mild weather conditions and saw revenues fall €108 million due to a decrease in volumes sold in Belgium and fewer trading opportunities. Outside of Belgium, Distrigas successfully pursued its growth strategy consisting in targeting the industrial segment, which yielded particularly good results in the Netherlands and Germany. Revenues posted by the LNG business grew, with the sale of four cargos in the year.

Other

The €136 million decrease in revenues on this segment was essentially triggered by disposals in the services business.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Gross operating income increased by 16.7%, or €514 million on a reported basis to €3,574 million, buoyed by the full consolidation of Compagnie Nationale du Rhône as of end-2006, as well as due to higher contributions reported by the SEE segment as a whole.

The electricity business was boosted by the combined impact of a number of different factors in the year. Nuclear- and hydro-based output expanded significantly by 2.6 TWh, with the dry weather over the first six months of 2006 having hampered operating conditions for certain nuclear plants as well as hydro levels in France. Market conditions also benefited the electricity business: the decline in market prices for CO2 emissions allowances in the 2005-2007 period and lower prices for fossil fuels during the year had a favorable impact on fossil fuel production costs, albeit in proportions limited by market volatility at the end of the year, especially in the coal segment.

Due to the various existing mechanisms used to establish selling prices for electricity on different segments, changes in market prices are passed on to average selling prices progressively. Electrabel adopts a hedging policy covering moving three-year periods in order to protect itself against volatility in the energy market. In contrast, the impact of hedging means Electrabel is still benefiting from the structural rise in energy prices in 2005-2006.

Lastly, gross operating income was boosted by the commissioning of new production facilities over the last 24 months, especially in south-west Europe. In Spain, this concerned the 800 MW Castelnou power plant, while in Italy new production capacity included the start-up of the 380 MW Roselectra and Leini facilities, as well as the 390 MW Vado Ligure 5 plant. However, this momentum was slowed down by the adverse impact of a number of regulatory measures in Hungary, France, Spain and Italy.

Despite an improved operating performance, gross operating income recorded by Distrigas fell back slightly (down €17 million) as certain favorable non-recurring items recorded in the prior period were not carried over into 2007.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net as reported by SUEZ Energy Europe rose to €2,622 million for 2007 powered by the factors outlined above. It was also boosted by two provision write-backs relating to (i) Distrigas and (ii) a review of the methods used to calculate provisions for nuclear waste reprocessing in Belgium, following the Monitoring Committee’s decision of March 2007.

SUEZ Energy International

Revenues

SUEZ Energy International reported a 5.4% rise in sales or a €335 million increase in 2007, which can be broken down as follows:

•	a positive €189 million impact driven by higher gas prices;

•	a negative €155 million impact relating to changes in the scope of consolidation;

•	exchange rate fluctuations, generating a negative impact of €353 million resulting mainly from the US dollar; and

•	higher contributions of €654 million from:

•
North America (up €247 million), essentially due to the commercial successes of SERNA (SUEZ Energy Resources North America), which supplies electricity to business and industrial customers in the U.S., as well as to improvements in the merchant energy business as a result of both a rise in output and higher prices;

•	Asia and the Middle East (up €96 million) due to the SUEZ Group’s growing presence in the Gulf region (up €72 million) and improved sales in Thailand (up €11 million) and Turkey (up €14 million);

•
Latin America (up €257 million), where the rise in electricity sales in Brazil (up €129 million), Peru (up €57 million) and Chile (up €65 million) was fuelled by both higher prices and an increase in volumes sold; and

•	the LNG business (up €54 million), for which London-based optimization efforts continued.

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Gross operating income came in at €1,666 million for 2007 (up €100 million). The increase in gross operating income was due to a negative impact resulting from exchange rate fluctuations (€60 million), a negative impact relating to changes in scope of consolidation (€30 million), and a higher contribution (€190 million) resulting mainly from the combined effect of the following factors:

•
Latin America is the leading contributor to this growth (up €141 million) mainly due to the performances of (i) the Brazilian electricity business (up €96 million), resulting in particular from the development of export sales in the summer of 2007 and higher selling prices; (ii) Peru (up €27 million), notably due to the commissioning of the 174 MW OCP1 plant in December 2006 and the 174 MW OCP2 plant in July 2007; and (iii) Chile, where the northern region experienced sharp increases in market prices.

•
North America came in €7 million lower compared to 2006, essentially due to the merchant energy business (accounting for a decrease of €74 million) which was impacted by weak spark spreads in 2007. This was mostly offset by improved margins within SUEZ LNG North America and SERNA.

•
Asia and the Middle East delivered growth of €40 million in gross operating income, due notably to the commissioning of the 585 MW Sohar plant in Oman at the beginning of June 2007 and fees earned on new projects in the Middle East.

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net as reported by SUEZ Energy International increased by 9.5% to €1,204 million in 2007. This increase was the result of a negative impact from fluctuations in the US dollar (€36 million), a negative impact relating to the disposal of Hanjin City Gas and Colbùn in 2006 (€16 million) and a higher contribution (€157 million) essentially driven by the sharp upturn in gross operating income.

SUEZ Energy Services

	December 31, 2007	December 31, 2006	% Change
	(in € millions)
Revenues	11,266	10,637	5.9%
Gross operating income	801	591	35.5%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	555	392	41.6%

Revenues

SUEZ Energy Services delivered revenue growth of €629 million on a reported basis, or 5.9% in 2007.

•
In France, all entities (Ineo, Endel, Axima, Seitha) reported strong growth in installation and maintenance activities, with reported growth coming in at €233 million. Service activities in France (Elyo) turned in a strong fourth-quarter performance that kept revenues at level with 2006 figures.

•
In Belgium, growth remained strong (up €123 million) driven primarily by strong performances from Fabricom’s international operations (expansion of oil and gas activities in the North Sea) and from all Axima Services businesses.

•
Tractebel Engineering reported revenue growth of €123 million buoyed by vigorous results from energy and infrastructure divisions. Growth in revenues was also boosted by a positive €95 million impact of a non-recurring item (definitive agreement signed with Statoil on the Snöhvit contract).

•	Outside France and the Benelux, growth also reflects the improvements in the U.K. and in Spain, as well as the development of electricity and gas (up €135 million).

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Gross operating income reported by SUEZ Energy Services came in at €801 million for 2007, boosted by a €95 million contribution further to the definitive agreement signed on the Snöhvit contract and strong continuing operational improvements in all of the business units:

•
Service activities in France accelerated their commercial expansion. Improvements in operating efficiency offset the impact of mild weather in the first half of the year and a fall in sales of CO2 emissions allowances, and helped to increase growth.

•
Installation activities in France enjoyed robust business volumes bolstered by a strong order book and a large number of new orders, while efforts to optimize organizational structures continued apace.

•
In Belgium, installation activities benefited from good market conditions and reported profitability gains thanks to organizational streamlining measures. Service activities also continued on a highly satisfactory upward trend, while Fabricom AS successfully executed major orders in the oil and gas sector in Norway.

•
International installation operations continued to gain ground, powered in particular by the acquisition of Crespo y Blasco in Spain. U.K. subsidiary ABS got back on the growth track, while the region’s other companies posted upbeat results.

•	In the Netherlands, GTI continued its recovery and forged ahead with organizational adjustments.

•
Tractebel Engineering reported significant advances across its various businesses (energy, nuclear and international operations) and realized an improvement in both the volume and quality of its order book. Having discontinued its turnkey gas infrastructure operations, the company improved the profitability of its infrastructure activities thanks to a more selective approach to orders.

SUEZ Energy Services recorded 41.6% growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net, which was €555 million for the year ended December 31, 2007. SES was buoyed by improved operating performances from the installation and engineering businesses and a better risk profile. Growth in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net also reflects the positive €85 million impact arising on the Snöhvit contract.

Restructuring costs fell back sharply to €16 million for 2007 (€25 million in 2006 and €87 million in 2005), and mainly concerned GTI and BU International. Asset impairments amounted to €6 million for 2007, down significantly on the 2006 figure (€23 million), which mainly consisted of a write-down on Elyo Iberica co-generation assets due to the rise in gas prices. Capital gains and losses in 2007 related mainly to sales of real estate assets. In 2006, SES had booked a capital gain of €129 million on the sale of Reva.

SUEZ Environnement

	December 31, 2007	December 31, 2006	% Change
	(in € millions)
Revenues	12,022	11,439	5.1%
Gross operating income	2,102	1,983	6.0%
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	1,077	1,044	3.1%

SUEZ Environnement delivered €583 million revenue growth on a reported basis in 2007. This performance reflects a series of commercial successes as well as vigorous acquisitions-led growth. Revenue growth was impacted by the 2006 disposal of Teris North America entities along with Brazilian and Argentinean operations. Exchange rate fluctuations generated a negative impact of €92 million. Higher contributions amounted to €557 million. This growth performance breaks down by region — as follows:

•
Despite unfavorable summer weather conditions for drinking water distribution activities, European water services posted sustained revenue growth of €190 million, powered mainly by Agbar (up €127 million) and water services in France (up €63 million).

•
European waste services also reported strong revenue growth of €259 million, buoyed by a powerful growth momentum in the U.K. (up €102 million due to the start-up of Private Finance Initiative contracts), and by robust demand in France (up €101 million), particularly for waste processing.

•
International operations delivered revenue growth of €108 million, on the back of new water and waste contracts in China (up €34 million), price adjustments obtained for the regulated water business in North America (up €48 million) and the expansion of waste activities in Australia (up €26 million). These excellent results were slightly dampened by a downturn in Degrémont’s operations (down €43 million), by definition more volatile and also unflattered by a strong performance in 2006. International operations enjoyed a string of major commercial successes towards the end of 2007 (Palm Jumeirah and Cairo contracts, etc.).

Gross operating income and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

SUEZ Environnement’s revenue growth was powered by a strong operating performance, in terms of both gross operating income, which climbed €119 million (6.0%) on a reported basis in 2007, outpacing revenue growth, and income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net which enjoyed sustained growth of €33 million, or 3.1% in 2007. However, the increase in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net was less than the increase in gross operating income, due notably to higher depreciation and amortization charges.

By geographic area, the sharp increase in gross operating income is attributable to:

•
dynamic growth of €58 million in gross operating income for European water services, thanks to excellent results from Agbar and the recovery of OIS. Despite unfavorable climatic conditions, water services in France reported growth in gross operating income;

•
strong growth of €63 million in gross operating income for European waste services. This reflects a good performance from France, strong growth in Belgium thanks to the improvements of the Sleco incinerator as well as ongoing improvements in operating profitability in the Netherlands and Germany. On the other hand, growth in the U.K. was hit by the one-off impact of the new PFI contracts in Cornwall and Northumberland that came into force at the end of 2006;

•
higher contributions of €30 million in gross operating income for International operations, resulting from price adjustments at United Water and an excellent performance from Sita Australia. The contribution reported by Degrémont held firm, despite a slight downturn in business. Changes in the scope of consolidation and exchange rate fluctuations had a negative impact of respectively €25 million and €12 million.

Other operations

	December 31, 2007	December 31, 2006	% Change
	(in € millions)
Gross operating loss	(178)	(117)	(51.7)%
Loss from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	(282)	(180)	(56.5)%
Gain/(Loss) from operating activities	(220)	150	N/A

Gross operating loss for the “Other” operations in 2006 included a €73 million non-recurring gain on SI Finance’s private equity portfolio. The cost of the bonus share and stock option awards and employee share plans set up by SUEZ squeezed income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net in 2007.

The segment reported a €220 million loss from operating activities in 2007, compared to income from operating activities of €150 million in 2006. The 2006 figure included €395 million in gains on the disposal of major assets, primarily the sale of residual interests in M6 and 9 Cegetel. In 2007, capital gains amounted to €85 million and mainly concern non-strategic listed companies.

Other income statement items

	December 31, 2007	December 31, 2006	% Change
	(in € millions)
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	5,175	4,496	15.1%
Mark-to-market on commodity contracts other than trading	68	17
Impairment of assets	(132)	(150)
Restructuring costs	(42)	(88)
Disposals of assets, net	339	1,093
Income from operating activities	5,408	5,368	0.8%
Financial loss	(722)	(731)	1.2%
Income tax expense	(528)	(815)	35.3%
Share in income of associates	458	372	22.9%
Net income	4,616	4,194	10.1%
Minority interests	693	588	17.8%
Net income SUEZ Group share	3,923	3,606	8.8%

Income from operating activities increased by 0.8% to €5,408 million compared to 2006,  which benefitted from significant capital gains on asset disposals amounting to €1,093 million (mainly the sale of a portion of Suez Energy Europe’s interest in the Flemish mixed inter-municipal companies; the disposal of Colbun and Hanjin City Gas by Suez Energy International and of Reva by Suez Energy Services; and the sale of the residual stakes in M6 and Neuf Cegetel).

Financial loss

Net financial loss for the years presented remained stable, at €722 million in 2007 compared to €731 million in 2006.

This reflects:

•
a reduction in the net finance cost to €673 million in 2007 from €830 million in 2006, underpinned by foreign exchange gains of €147 million recorded on the Brazilian real in connection with the redemption of Floating Rate Notes at SUEZ Energy International;

•
offset by a lower contribution from other financial income and expenses, due to (i) the non-recurring €56 million positive impact of restructuring Latin American debt in 2006; and (ii) an €86 million fall in dividends received from non-consolidated investments in 2007.

Income tax expense

Income tax expense decreased €287 million from 2006 to 2007, reflecting the recognition of a €500 million deferred tax asset, corresponding to the portion of tax losses carried forward by the SUEZ tax consolidation group whose utilization had become probable. Excluding this item and the impact of disposals, the effective tax rate remained stable at 23.6%.

Share in net income of associates

Share in net income of associates climbed €86 million from 2006 to 2007, due mainly to:

•	a €130 million rise in the contribution from inter-municipal companies boosted by non-recurring items in 2007, in particular the capital gain on the disposal of TVD operations in the Walloon region;

•	the full consolidation of CNR (previously equity-accounted) as from December 31, 2006, which had a negative €68 million impact on net income of associates.

Minority interests

Net income attributable to minority interests climbed €105 million, due largely to the full consolidation of CNR as from the end of 2006 (positive impact of €29 million), as well the €21 million and €36 million increases in income reported by Distrigas and Agbar, respectively.

B.  Liquidity and Capital Resources

Year ended 2008

Unless indicated otherwise, all financial data are derived from the Unaudited Pro Forma Financial Information presented to the Board of Directors.

Year ended December 31, 2008
(unaudited pro forma information, in € millions)

Cash flow from operating activities	7,726
Cash flow (used in) from investing activities	(14,176)
Cash flow (used in) from financing activities	3,084
Effect of remedies and other changes in group structure, exchange rates and other	3,421
Net increase (decrease) in cash	55

We believe that our cash flow from operating activities (€7,726 million in 2008), our confirmed undrawn credit facilities (€11,405 million as of December 31, 2008) and our cash and marketable securities positions (€9,818 million as of December 31, 2008) will be sufficient to cover our current and anticipated liquidity requirements for the next 12 months. However, we may decide to borrow additional amounts from banks or to issue new debt securities to investors to maintain its level of unused available credit lines.

2008 Compared to 2007

Cash Flow from Operating Activities

Cash generated  from operations before income tax and working capital requirements came in at €13,287 million for 2008, a rise of 6.7% on a pro forma basis compared with 2007. Income tax expense of €2,531 million includes prepaid tax disbursed by Gaz de France SA prior to the merger, which is expected to be reimbursed to the new Group in 2009.

The €3,030 million in working capital requirements includes almost €700 million resulting from margin calls on capital market transactions, with sharp fluctuations in commodity prices triggering a steep rise in volatility.

The rest of the increase in working capital requirements is largely attributable to the Global Gas & LNG business line and the Benelux & Germany division. Trade receivables rose in all companies selling energy and maintaining gas stockpiles. This reflects higher energy prices, as well as an increase in the volume of business. At December 31, 2007, trade payables included non-recurring items (particularly in the Energy Europe and Energy International business lines) which were paid off in 2008, which explains the rise in cash flow from operating activities over 2008.

Cash Flow from Investing Activities

Net investments in 2008 totaled €11.8 billion and include:

•
financial investments for €4.9 billion, including €0.7 billion relating to the acquisition of FirstLight, €0.7 billion relating to the increase of the stake in Agbar[1], €0.5 and billion for Senoko, €0.3 billion for SET, €0.2 billion for Nogat and €0.2 billion for Teesside; and

•	maintenance expenditure totaling €2.7 billion and development expenditure of €7.8 billion.

Capital expenditures break down as follows by business line:

1 In light of the binding commitment granted to Agbar minority shareholders within the scope of the public tender offer outstanding at the end of 2007, the corresponding debt had been included in the balance sheet for the Group’s share in the offer.

Cash Flow from Financing Activities

Total payments to shareholders during the year amounted to €6.8 billion, of which €1.7 billion was under the share buyback program and €5.1 billion in dividends. Dividends include those paid by SUEZ SA to its shareholders (€1.7 billion, versus €1.5 billion in 2007, reflecting the increase in the dividend paid per share as well as the number of shares carrying dividend rights), dividends paid by Gaz de France SA for €1.2 billion, and the interim dividend paid to the shareholders of the merged group in an amount of €1.7 billion. The caption also includes €0.5 billion in dividends paid by various subsidiaries to minority interests.

In the context of the Group’s policy of optimizing its financial structure, new borrowings were higher than repayments of debt, and led to an inflow of €10.4 billion in cash.

Effect of Remedies and other changes in group structure, exchange rates and other

The effect of remedies and other changes in group structure, exchange rates and other includes the impact of the Remedies which represents €3.1 billion and essentially comprises the proceeds from sales of Fluxys (€200 million), Distrigas (€2.7 billion) and Coriance (€30 million), as well as the dividends received in 2008 from Distrigas and Coriance.

Debt as of December 31, 2008

Our actual outstanding borrowings increased by €16,716 million to €38,270 million in 2008, compared to €21,554 million in 2007 and included mainly bonds (€13,719 million), commercial paper (€8,666 million), withdrawals on credit facilities (€3,117 million) and other bank borrowings (€7,959 million). Short-term debt represented 37.2% of the total actual outstanding borrowings in 2008 and 32.3% in 2007. For more information on our bonds and commercial paper program, see Section 21.1.2 “Non Equity” under the headings “Euro Medium Term Notes (“EMTN”) Program”, “Bond Issues”, and “Commercial Paper” which are incorporated by reference from pages 500-502 of the GDF SUEZ 2008 Reference Document.

Total outstanding borrowings, including the impact of financial instruments, is 67% denominated in euros, 19% in US dollars and 1% in pounds sterling (65%, 18%, and 4%, respectively, at year-end 2007).

Including the impact of financial instruments, 42% of borrowings is at fixed rates.

At December 31, 2008 we had undrawn credit facilities and treasury note back-up lines totaling €11.4 billion, versus €9.1 billion at December 31, 2007.

We sometimes set up lending facilities for financing our subsidiaries whose credit limits and withdrawals are subject to financial ratios set on the borrower or guarantor. The level and definition of these ratios, also known as financial covenants, are set prospectively in agreement with lenders and can be adjusted during the life of the facilities.

At December 31, 2008, there were no reported payment defaults on our consolidated debt. All our Group companies comply with the covenants and representations stipulated in their financial documentation, with the exception of:

•	four Energy Europe & International Business Line companies and one SUEZ Environnement Business Line company did not comply with their documentation covenants; and

•	four Energy Services Business Line companies and one Energy Europe & International Business Line company did not comply with certain financial covenants.

However, these companies have not defaulted on their payment obligations and waivers are pending or have been granted. Moreover, the above described non-compliance has no impact on the financing facilities available to the Group.

Ratings

The SUEZ Group and some of its subsidiaries were given a senior debt rating by Standard and Poor’s Investor Services or Moody’s Rating Services. On February 27, 2006, Standard & Poor’s and Moody’s placed their ratings for SUEZ Alliance GIE and SUEZ SA under review, due to the planned merger with Gaz de France. Pending the results of this review, GIE SUEZ Alliance maintained its rating of A2/P-1 from Moody’s and A-/A-2 from S&P. SUEZ SA maintained its A-rating with S&P.

Subsequent to the merger, the Group and some of its subsidiaries have been given a senior debt rating by Standard and Poor’s Investor Services or Moody’s Rating Services. In July 2008, the ratings for GDF SUEZ Alliance and GDF SUEZ SA were confirmed unchanged at Aa3/P-1 with a stable outlook by Moody’s, and A/A-1 with a positive outlook by Standard & Poor’s. Electrabel SA retained its A2 rating with a stable outlook from Moody’s.

Years ended 2007 and 2006

Data for 2007 and 2006 correspond to SUEZ’s Annual Consolidated Financial Statements for the years ended December 31, 2007 and 2006.

The following table sets forth certain cash flow items for 2006 through 2007:

	Year ended December 31,
	2007	2006
	(in € millions)
Cash flow from operating activities	6,017	5,172
Cash flow (used in) from investing activities	(4,681)	(366)
Cash flow (used in) from financing activities	(2,518)	(6,938)
Effect of changes in group structure, exchange rates and other	(44)	(296)
Net increase (decrease) in cash	(1,226)	(2,428)

2007 Compared to 2006

Cash Flow from Operating Activities

SUEZ provided a reconciliation of cash flow from operating activities to net income for the years ended December 31, 2007 and 2006. The reconciliation is disclosed in the consolidated statements of cash flows in SUEZ’s Annual Consolidated Financial Statements.

Cash flow from operating activities increased in 2007 by €845 million.

This cash flow line reflects a decrease in dividends received from associates further to the sale of a portion of the SUEZ Group’s interests in the inter-municipal companies during 2006, more than offset by lower net impairment charges against current assets and a fall in cash disbursements relating to restructuring measures.

Growth in cash flow from operating activities was only partly offset by the €244 million increase in working capital requirements, mainly at SUEZ Energy Europe. The €50 million increase in operating working capital requirements at Electrabel reflects the structural impact of the transfer of Walloon and Brussels customers to Electrabel at January 1, 2007, and severe weather conditions at the end of 2007. Gas operations saw a rise of €181 million in working capital requirements, attributable to the timing of its payments for certain supplies, which had a positive impact on 2006 that was not carried over into 2007. SUEZ Energy International reported a €71 million decrease in working capital requirements, thanks mainly to the positive impact of marking-to-market commodity instruments contracted in North America.

Overall, operating activities generated surplus cash of €6.0 billion in 2007.

Cash Flow from Investing Activities

Investments in 2007 totaled €6.0 billion and included:

•
financial investments amounting to €2.9 billion[1], including €1 billion on the purchase of additional interests in Gas Natural, €0.5 billion for the squeeze-out on Electrabel, and €0.4 billion for investments in the wind power sector (Compagnie du Vent, Ventus);

•
maintenance expenditure totaling €1.5 billion (€1.4 billion in 2006), to which the main contributors were Electrabel (€0.5 billion, relating to conventional power plants and nuclear facilities in Belgium and the Netherlands) and SUEZ Environnement (€0.7 billion, including €0.3 billion for European water services and €0.4 billion for European waste services); and

•
development expenditure of almost €1.6 billion (€1 billion in 2006), concerning mainly facilities in Belgium (Amercoeur 1 and Sidmar), the Netherlands (Maasvlakte and Flevo), Germany, Italy (Leini and Napoli 4), and Brazil (San Salvador).

Disposals totaled €1.1 billion in 2007, compared with almost €3 billion in 2006, and related mainly to:

•	Agbar’s sale of Applus for €0.2 billion;

•
the sale of a portion of the SUEZ Group’s interests in inter-municipal companies in the Walloon and Brussels regions for €0.1 billion. Following the divestments in 2006 and 2007, SUEZ now owns 30% of Flemish inter-municipal companies, around 40% of inter-municipal companies in the Walloon region and around 30% of inter-municipal companies in the Brussels region; and

•	sales of various other non-strategic listed investments for approximately €0.4 billion.

Interest and dividends from non-current financial assets generated €0.3 billion in cash inflows.

In total, investing activities resulted in a €4.7 billion cash shortfall.

Cash Flow from Financing Activities

Dividends paid in 2007 amounted to nearly €2 billion (€1.7 billion in 2006), including dividends paid by SUEZ SA to its shareholders (€1,514 million versus €1,260 million in 2006), due to the increase in both dividends per share as well as the number of shares carrying dividend rights. This item also includes €455 million in dividends paid by various subsidiaries to minority shareholders, which were in line with dividends paid in 2006. Net interest expense totaled €958 million, compared with €754 million in 2006.

Borrowings over the period outpaced repayments (net cash inflow of €900 million), reflecting the fast-paced growth of investment expenditure.

Capital increases carried out almost exclusively by the parent company related to subscriptions within the scope of the employee share ownership plan and stock subscription plan offered to the SUEZ Group’s employees, representing a cash inflow of €833 million. The implementation of the share buyback program resulted in a cash outlay of €1.1 billion over the period.

Overall, financing activities resulted in a cash outflow of €2.5 billion in 2007.

Debt as of December 31, 2007

Our outstanding borrowings increased by €2,054 million to €21,554 million in 2007, compared to €19,499 million and included mainly bonds (€9,308 million), commercial paper (€2,179 million), withdrawals on credit facilities (€1,706 million) and other bank borrowings (€4,252 million). Short-term debt represented 32.3% of the total outstanding borrowings in 2007 and 33.2% in 2006.

1 This figure does not reflect the impact of the public tender offer for Agbar shares, as there were no related cash flows in 2007. However, as a binding commitment was given to minority shareholders of Agbar in connection with the offer in progress at the balance sheet date, financial debt was recognized in the balance sheet in an amount of €918 million

Total outstanding borrowings, including the impact of financial instruments, were 65% denominated in euros, 18% in US dollars and 4% in pounds sterling (64%, 20%, and 5%, respectively, at year-end 2006).

Including the impact of financial instruments, 49% of borrowings was at fixed rates.

At December 31, 2007, we had undrawn credit facilities and treasury note back-up lines totaling €9.1 billion, versus €8.6 billion at December 31, 2006.

We sometimes set up lending facilities for financing its subsidiaries whose credit limits and withdrawals are subject to financial ratios set on the borrower or guarantor. The level and definition of these ratios, also known as financial covenants, are set prospectively in agreement with lenders and can be adjusted during the life of the facilities.1

At December 31, 2007, there were no reported payment defaults on the consolidated debt of the SUEZ Group. All our Group companies complied with the covenants and representations stipulated in their financial documentation, with the exception of:

•	one SEI company which has not complied with information disclosure requirements regarding financing for a total amount of USD 43.7 million;

•	three SES companies which have not complied with financial covenants for loans totaling €20 million.

However, these companies have not defaulted on their payment obligations and their failure to comply with the requirements indicated above has no impact on the financing facilities available to the SUEZ Group.

Liquidity and Contractual Commitments

The following table represents an estimate of the contractual obligations as of December 31, 2008 impacting our future cash outflows. This estimate encompasses gross borrowings, off-balance sheet commitments such as operating leases, irrevocable commitments under which we have undertaken to purchase tangible assets, interest payments and other long-term commitments.

	Payments in
	< 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
	(in € millions)
Outstanding borrowings less capital leases	14,055.5	4,478.6	6,398.2	11,805.1	36,737.4
Capital leases	185.0	267.7	294.1	785.7	1,532.4
Operating leases	439.3	715.0	494.7	1,077.2	2,726.2
Irrevocable purchase commitments	3,258.2	2,287.5	536.1	315.5	6,397.2
Interest payments (1)	1,190.4	2,000.7	1,705.5	4,420.3	9,316.9
Net scheduled obligations on interest rate swaps (2)	(340.7)	300.6	144.7	436.1	540.7
Other long-term commitments	362.4	815.3	15.0	309.8	1,502.5

(1)	Scheduled interest payments associated with variable rates of interest are computed on the basis of the rates in effect at December 31, 2008.

(2)	Scheduled interest payments of the variable leg of the swaps are computed based on the rates in effect at December 31, 2008.

The off-balance sheet items described in Item 5.E “Off Balance Sheet Arrangements” could significantly impact our operating results, liquidity and capital resources based on changes in the specific facts and circumstances of the specific arrangements.

1 For more details regarding these covenants, see Section 10.4 “Restrictions Regarding the Use of Capital” which is incorporated by reference from page 179 of the GDF SUEZ 2008 Reference Document.

The table above does not include obligations related to our pension and other employee benefit plans. We also have provisions for reprocessing and storage of nuclear fuels and for dismantling of plant and equipment, which have not been included in the table above as these obligations settle on a long-term horizon.

Included in the table above at December 31, 2008 are commitments for capital expenditures of approximately €6,397 million. These commitments related mainly to the construction of various power generation facilities and purchase of equipment including turbines, natural gas power stations, cogeneration installations and incinerators (€6,054 million) and capital expenditures under certain concession contracts (€343 million).

We review on a regular basis our liquidity needs for the next 12 months and, anticipate that any liquidity needs will be covered by existing cash and cash equivalents, operating cash flows, sales of marketable securities and new credit facilities.

Currency Fluctuations

Although we derive the majority of our revenues and incur most of our expenses in countries that are members of the Euro zone, the net impact of currency fluctuations for 2008 on pro forma sales was a decrease of €997 million, mainly due to fluctuations in the US dollar and pound sterling.

Our foreign exchange risk related to long-term assets and cash flows denominated in non-euro currencies is hedged, if possible, through the provision of financing in the same currency. As a result, we maintain a portion of our financing in US dollars reflecting our business in this currency. At December 31, 2008, the consolidated US dollar-denominated debt amounted to 11% of our total consolidated outstanding borrowings. We can adjust the amount of US dollar-denominated debt as needed using our available long-term multi-currency revolving credit lines.

With respect to the foreign exchange risk in markets outside North America and Europe, we reduce our risks when possible through contractual price adjustments negotiated in concession contracts, through US dollar denominated contracts, and by increasing the local portion of our costs. We may also use derivative instruments such as foreign currency swaps, forward contracts or collars and, may also hedge our exposure related to firm commitments either by entering into specific insurance policies, such as contracts with Compagnie Française d’Assurance pour le Commerce Extérieur, an insurance company that caters to the needs of French companies investing in or doing business outside of France, or by using forward contracts. In addition, we hedge estimated cash flows related to forecasted investments and divestments using firm or option contracts. We do not enter into forward foreign currency exchange contracts for trading purposes.

Our main protection against currency fluctuations is also the inclusion, when possible, in our international contracts of clauses that link the prices to the US dollar rate in order to minimize our exposure to local currency fluctuations as our related debt obligations are generally denominated in US dollars. As a consequence, we may be affected by fluctuations in the US dollar/euro exchange rate or by adverse changes in foreign currency exchange rates, such as the devaluation of the Argentine peso in 2002 when the contractual clauses mentioned above are not enforceable or when financial instruments were not implemented. See Item 11 under the heading “Currency Risks,” for more information.

Inflation

We operate in, and receive payments in the currencies of certain countries with historically high levels of inflation, such as Latin America and Asian countries. This risk is generally covered by contractual clauses that enable us to revise our prices, on negotiated dates, to take inflation into account. Inflation has not had a material effect on our results of operations during the periods presented.

Recently Issued Accounting Pronouncements Not Yet Adopted under IFRS

We have not applied the following standards and interpretations published by the IASB but yet not effective:

Revised IAS 1 (2007) – Presentation of Financial Statements

This amendment modifies certain captions of the consolidated financial statements and requires entities to produce a statement of comprehensive income.

Revised IFRS 3 – Business Combinations (phase 2)1

Revised IAS 27 – Consolidated and Separate Financial Statements1

Amendment to IAS 32 – Puttable Instruments and Obligations Arising on Liquidation1

Amendment to IAS 39 – Exposures Qualifying for Hedge Accounting1

Amendment to IFRS 2 – Vesting Conditions and Cancellations

Amendment to IFRS 1 – Investments in Subsidiaries, Jointly Controlled Entities and Associates

IFRIC 13 – Customer Loyalty Programmes

IFRIC 15 – Agreements for the Construction of Real Estate1

IFRIC 16 – Hedges of a Net Investment in a Foreign Operation1

IFRIC 17 – Distributions of Non-cash Assets to Owners1

In May 2008, the IASB published a first series of amendments to its standards (“Annual Improvements to IFRS”) with the aim of eliminating certain inconsistencies and clarifying the wording of the standards. Specific transitional provisions are provided for each amendment.

The impact resulting from the application of these standards and interpretations is currently being assessed by the Group.

C.	Research and Development

The information required by this Item is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, Chapter 11 “Innovation, Research and Development, Patents and License Policy”, pages 182 to 190. See also Note 10.2 to the Consolidated Financial Statements.

D.           Trend Information

The information required by this Item is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, Section 6.1.2 “Strategic Priorities”, pages 49 to 50. See also Item 3.D “Risk Factors – GDF SUEZ operates in a changing environment”; Item 5 “Summary”; and Item 5.A. “Results of Operations” in this Annual Report on Form 20-F.

E.           Off-Balance Sheet Arrangements

The Group entered into certain transactions, which, pursuant to current legislation, are not reflected in its consolidated financial statements. Our operating subsidiaries have entered into various long-term contracts and “take-or-pay” contracts for the purchase or sale of specified quantities of commodities for firm purchases (essentially gas) and electricity or gas for firm sales and related services. Principal future commitments contracts are presented below in TWh.

1 Endorsed by the European Union in December 2008 and mandatorily applicable in the European Union to financial periods beginning on or after December 31, 2008.

	Firm commodity, combustibles and electricity purchases	Firm electricity, gas, steam and oil sales
	(in TWh)
2009	1,040.3	481.3
2010	832.5	211.8
2011	779.6	121.1
2012	758.9	90.8
2013	744.8	84.5
Thereafter	7,603.0	895.9
TOTAL	11,759.2	1,885.4

In the normal course of activities, certain of our subsidiaries have also entered into contracts for the purchase of technical installations with a total value of €5,168.6 million as of December 31, 2008. These commitments primarily concern the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators. We have also committed to purchasing and selling future services in the completion of long-term contracts. They are valued at the closing spot rate or the price provided in the contract and, according to their maturity, are discounted based on the issued bond rates of leading companies.

Firm PP&E purchases
(in € millions)
2009	2,690.2
2010	1,290.8
2011	715.0
2012	238.0
2013	215.1
Thereafter	19.4
TOTAL	5,168.6

	Firm services related to LT contracts purchases	Firm services related to LT contracts sales
	(in € millions)
2009	355.5	522.6
2010	240.2	446.1
2011	184.7	415.2
2012	166.5	390.9
2013	144.4	342.0
Thereafter	748.2	1,015.7
TOTAL	1,839.5	3,132.5

Finally, we also made investments in certain concession contracts and other long-term contracts and, as such, are committed for capital expenditures totaling €1,228.6 million as of December 31, 2008 (these amounts are €343.2 million and €885.4 million, respectively).

Operating leases which may not be terminated

The Group is committed to operating leases which may not be terminated, relating to premises, facilities, ships (LNG tankers) and vehicles which expire on various dates during the next few years. We consider that, in the normal course of business, contracts expiring will be renewed or replaced.

The present values of minimum future payments in respect of these leases are as follows:

Operating leases which may not be terminated
(in € millions)
2009	439.3
2010	387.1
2011	327.9
2012	267.7
2013	227.0
Thereafter	1,077.2
TOTAL	2,726.2

Other commitments

	31-Dec-08	Maturing within 1 year	Maturing within 1 to 5 years	Maturing in more than 5 years	31-Dec-07
	(in € millions)
Total guarantees given on subcontracts	5,769.7	2,216.4	1,400.3	2,153.0	4,224.5
Commitments given on contracts	1,576.6	694.6	533.1	348.9	698.2
Performance bonds and similar	4,193.2	1,521.8	867.2	1,804.1	3,526.3
Financing commitments	5,967.3	2,163.5	707.3	3,106.2	4,069.7
Personal collateral given	2,003.7	1,352.9	193.2	457.6	618.6
Assets pledged and other collateral given(1)	3,832.0	685.6	500.0	2,646.5	3,427.0
Other financing commitments given	131.5	125.0	14.1	2.2	24.1
Other commitments given	3,619.4	1,366.0	744.4	1,509.0	1,219.4
Total commitments given	15,356.5	5,745.9	2,852.1	6,768.2	9,513.6
Guarantees received on contracts	3,221.9	1,360.5	1,661.0	200.5	666.6
Financing commitments received	13,539.6	1,784.8	10,161.9	1,589.4	9,443.2
Undrawn authorized credit facilities and commercial paper back-up lines	11,404.3	1,227.8	9,010.5	1,167.1	9,055.8
Other financing commitments received	2,135.4	557.0	1,151.4	422.3	387.4
Other commitments received	802.8	216.3	321.5	265.0	441.0
Total commitments received	17,564.3	3,361.5	12,144.4	2,054.9	10,550.8

(1)
For a breakdown of the line item “Assets pledged and other collateral given”, see Section 21 under the heading “Pledges, Guarantees and Collateral” which is incorporated by reference from page 495 of the GDF SUEZ 2008 Reference Document.

Guarantees given on subcontracts are primarily comprised of performance bonds guaranteeing customers the completion of contract services, guarantees of which may have been issued by GDF SUEZ. In terms of the performance bonds, 5% relate to the Environment business and 95% to the Energy business. The percentage of the contract covered by the guarantee depends on the location of the contract (10 to 15% of the contract value for normal performance bonds and up to 70% for certain performance bonds).

Other contract guarantees include retention deposits, bid deposits and to a lesser extent guarantees covering advance payments made to sub-contractors.

Financing commitments given are comprised of personal security granted primarily to creditors of the equity investees in the amount of €2,003.7 million and collateral of €3,832.0 million. In the case of collateral, the assets allocated to guarantee the liabilities are primarily tangible assets (power stations and other installations and equipment) and to a lesser extent consolidated investments (€1,192.9 million), which represent approximately 31% of collateral. We have received financing commitments in the amount of €13,539.6 million, corresponding primarily to available approved credit facilities and commercial paper back-up lines.

Other commitments given include principally the following transactions:

•	A commitment by SUEZ LNG Trading SA totaling €243 million to cover capacity subscription agreement relating to the Zeebruge terminal.

•	Financial guarantees given by SITA France to the regional authorities (préfectures), totaling €174 million (€242 million in 2007) relating to landfill sites.

In addition, some of our companies are committed under vendor warranties related to the divestment of operations. A provision is set aside to cover these warranties when it seems probable that they will be called upon. Potential liabilities in respect of vendor warranties totaled €1,396,4 million at December 31, 2008 compared with €1,434.4 million at December 31, 2007. They related essentially to the sales of Northumbrian, Nalco, Noos, IndoSUEZ, Mirec, Château d’Eau and SEN.

The Group also committed to the partial sale of its participating interest in Fluxys and in the inter-municipal companies. The related commitments given amount to €117 million and €874 million, respectively.

Finally, through one of our US subsidiaries, we still hold the lease for the premises in Naperville occupied by and sub-let to Ondeo Nalco. We have received a counter-guarantee in relation to this lease from Ondeo Nalco, according to which Ondeo Nalco is liable for all obligations thereunder vis-à-vis both GDF SUEZ and the owner-lessor of the premises. In the event of default by Ondeo Nalco, we would be liable to pay the lease payments for the remaining term of the lease, amounting to €151.8 million.

F.  Tabular Disclosure of Contractual Obligations

See “Item 5.B. - Liquidity and Contractual Commitments” of this Annual Report on Form 20-F.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Directors

The information required by this Item regarding biographical information for directors is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, Section 14.1 “Information Concerning the Administrative Bodies”, pages 196 to 215; Section 14.2 “Observers”, pages 215 to 216 and Section 14.3 “Government Commissioner”, pages 216 to 217.

In addition, below is biographical information for two additional members of the Board of Directors. Mr. Ramon Fernandez was appointed Director representing the State by Ministerial order of March 27, 2009 and Mrs. Gabrielle Prunet was appointed at the Ordinary and Extraordinary Shareholders’ Meeting on May 4, 2009.

Ramon Fernandez (42 years old), is a graduate of the Institut d’Etudes Politiques de Paris and l’Ecole Nationale d’Administration. While at the Treasury Department from 1993 to 1997, Ramon Fernandez served as Assistant to the Head of Energy, Transport and Urbanism, followed by Assistant to the Head of Financial Markets. From 1997 to 1999, he was Deputy Director at the International Monetary Fund in Washington, D.C. From 1999 to 2002, he was at the Treasury Department as Head of the Energy, Telecommunications and Raw Materials and then as Head of Savings and Financial Markets.

From May 2002 to October 2003, he was Technical Advisor in the office of Francis Mer, Minister of the Economy, Finances and Industry.  In 2003/2004, he served as Deputy Director of Debt, Development and Emerging Markets.  He was appointed Deputy Director of International Financial Affairs, Development and Economic Policy at the Treasury Department until June 2007 when he became Economic Advisor to the French President, a position he held until April 2008.

From April 2008 until January 2009, he was Cabinet Director for the Minister of Labor, Social Relations, Family and Solidarity and then served as Head of the Economic Finance Department until March 2009. Since then, he has been Treasury Department and Economic Policy Chairman.

Certain other directorships and positions:  Treasury and Economic Policy Chairman at the Department of the Economy, Industry and Labor, Director of BCEAO, Caisse d’amortissement de la dette sociale (CADES) and Caisse Nationale de Prévoyance (CNP), Permanent Member of the Board of Directors of CADES, Member of the Supervisory Board of CADES, Chairman of the Advisory Committee on Legislation and Financial Regulation, Chairman of the Paris Club, Government-appointed Commissioner of the Autorité des Marchés Financiers (French Financial Markets Regulatory Authority), Governor representing the French State at the African Development Bank, Deputy Governor representing the French State at the World Bank, Deputy Governor representing the French State on the Board of Governors of the European Bank for Reconstruction and Development.

Mr. Ramon Fernandez does not hold any shares of GDF SUEZ.

Gabrielle Prunet (53 years old) joined the accounting department of Lyonnaise des Eaux Biarritz 33 years ago. She is a member of the Works’ Council, where she served as Treasurer for many years. After managing the IT department for 20 years, she joined the Customer Billing and Collection department, which includes responsibility for adapting the relevant agreements stored in the customer information system.

Certain other directorships and positions: Permanent Member of the SPRING mutual funds’ Supervisory Board.

Mrs. Gabrielle Prunet holds 4,005 shares of GDF SUEZ.

Senior Management

Below is biographical information for the members of our Executive Committee, other than Mr. Gérard Mestrallet and Mr. Jean-François Cirelli, who are also Directors and are therefore covered by the incorporation by reference cited above. Individuals marked with an asterisk below, along with Messrs. Mestrallet and Cirelli, are also members of our Management Committee.

Dirk Beeuwsaert (61 years old) spent his career until 2000 within the Electrabel group, after joining Intercom in 1971. In May 2000, he became a member of the former General Management Committee of Tractebel in charge of Electricity and Gas International and Chief Executive Officer of Tractebel Electricity and Gas International. In January 2003, he was appointed Executive Vice President of SUEZ, in charge of Suez Energy International. He was appointed Chief Executive Officer of SUEZ-TRACTEBEL SA (Belgium) as well as a Director of Electrabel SA (Belgium) on January 30, 2009. On March 5, 2009, he took over the Europe and International Energy Division of GDF SUEZ and was appointed Executive Vice President, in charge of the Energy Europe and International Business line of GDF SUEZ as well as member of the Management Committee of GDF SUEZ. He also remains a member of the Executive Committee and is still the Head of the International Energy Division of GDF SUEZ.

Certain other directorships and positions: Chairman of Celizan SAS, GDF SUEZ ENERGY North America, Chief Executive Officer  of SUEZ TRACTEBEL (Belgium), Director of Electrabel (Belgium), SUEZ ENVIRONNEMENT COMPANY, TRACTEBEL Engineering (Belgium), Glow Company Limited, Glow Demin Water Company Limited, Glow Energy Public Company Limited, Glow IPP Company Limited,  Glow IPP2 Holding Company Limited, Glow SPP1 Company Limited, Glow SPP2 Company Limited, Glow SPP3 Company Limited (Thailand), Tractebel Energia S.A. (Brasil)

Valérie Bernis (50 years old) was Special Press Advisor in the French Ministry of Economics, Finance and Privatization from 1986 until 1988.  In 1988 she took up the position of Senior Vice President Communications at Cerus. From 1993 until 1995 she was in charge of communications and press for the Prime Minister. In December 1995 she was appointed Senior Vice President of Communications of  Compagnie de Suez. In June 1997 she became Senior Vice President Communication and Special Advisor to the President of the Executive Board of SUEZ Lyonnaise des Eaux. Since May 2001 she has been Executive Vice President in charge of Communications and Sustainable Development of SUEZ and was Chairman and CEO of Paris Première Television Channel (1999-2004). In July 2008, she was appointed member of the Executive Committee in charge of the Communication and Financial  Communication Department of GDF SUEZ, the company formed by the merger of Gaz de France and SUEZ.

Certain other directorships and positions: Director of SUEZ-TRACTEBEL (Belgium), SMEG (Société Monégasque de l’Electricité et du Gaz), Storengy, SUEZ ENVIRONNEMENT COMPANY, SUEZ ENERGY Resources NA (Houston, Texas) and member of the Supervisory board of Eurodisney SCA.

Stéphane Brimont (40 years old), is a graduate of the Ecole Polytechnique and the Ecole Nationale des Ponts et Chaussées. After first working at Crédit Lyonnais in New York, he joined the administration in the Vaucluse regional office of the ministry of Public Works, Transport and Housing as head of urbanism and construction division. In 1997, he joined the budget department in the Ministry of Economy, Finance and Industry where he held various positions, including: head of the “research, postal service and telecommunications” office and head of the “transport” office. In May 2002, he joined the office of the Prime Minister, Jean-Pierre Raffarin, where he was adviser for fiscal and budgetary policy. He joined the Group in September 2004, was appointed Director of Strategy in December 2004, then Chief Financial Officer in July 2007. In July 2008, when the Company merged with SUEZ, he became Member of the Executive Committee in charge of the Financial Department (Deputy).

Certain other directorships and positions: Chairman of the board of directors of Cogac, Genfina (Belgium), GDF SUEZ CC (Belgium), GDF SUEZ Finance, Director of Gaselys, GDF international, GRDF, GRT Gaz.

Alain Chaigneau (57 years old), holds a Masters degree in Economic Science and is a graduate of the IAE Paris. Mr. Chaigneau began his career at the Banque de France, before moving to the Treasury Department as Deputy General Secretary of the International Committee for Industrial Restructuring (CIRI). He joined Suez in 1984 and was appointed Director of Planning and Strategy in 1990. In 1995, Mr. Chaigneau became Financial Director and a Member of the Management Committee of Société Générale de Belgique and was appointed Deputy General Manager – Finance and Administration of Lyonnaise des Eaux in 1999. In 2002, Mr. Chaigneau became Chief Financial Officer of Suez Environment and in 2005, he was appointed Deputy General Manager of Suez Environment for North and South America. In  2007, Mr. Chaigneau became Deputy General Manager of Suez, and a Member of the Executive Committee in charge of Strategy and Development. He has been a member of the Executive Committee of GDF SUEZ since July 2008 in charge of the Business Strategy and Sustainable Development Department.

Certain other directorships and positions: Chairman of the Board of Directors of Storengy, Director of GDF SUEZ Energie Services, SUEZ-TRACTEBEL (Belgium), Electrabel (Belgium), SUEZ ENVIRONNEMENT Company, SUEZ ENVIRONNEMENT North America Inc, United Water Inc. and United Water Resources (United States) and Member of the Supervisory Board of CNR (Compagnie Nationale du Rhône).

Jean-Louis Chaussade (57 years old), joined Degrémont in 1978. In 1989, he became Chief Executive Officer of Degrémont Spain, and in 1992, was appointed Chief Executive Officer of Dumez Copisa (Spain). In 1997, he was appointed Chief Operating Officer of Lyonnaise des Eaux South America as well as Suez Group Delegate for South America. In May 2000, he was appointed Chairman and CEO of Degrémont, and became Executive Vice President of SUEZ in charge of SUEZ Environnement in March 2004. When, in July 2008, SUEZ merged with Gaz de France, he became member of the Executive Committee of GDF SUEZ as well as Director and Chief Executive Officer of SUEZ ENVIRONNEMENT.

Certain other directorships and positions: Permanent representative of SUEZ Environnement España at the Board of Hisusa (Spain); Chairman of the Board of Degrémont SA and Terralys; Director of Lyonnaise des Eaux France, SITA France, Aguas de Barcelona (Spain), ACEA (Italy), United Water Inc. (USA), United Water Resources Inc. (USA), Sino French Holdings (China), Swire SITA Waste Services Ltd (China,), SUEZ Environnement España (Spain), Culture Espaces, and Chairman of the Association des Amis de l’Université Française d’Egypte (U.F.E).

Pierre Clavel (52 years old), is a graduate of the Ecole Polytechnique and the Ecole des Mines de Paris. He began his career in engineering and managing construction projects of gas production/transmission and power generation facilities abroad within Sofregaz, MEGAL GmbH, the Gaz de France and EDF group. In 1997, he was appointed Vice President of Gaz de France’s transmission division. In 1999, he joined EDF GDF Services as Vice-President for operations in the Center of France. In 2002, he was appointed Vice-President, and in 2003, Deputy CEO of the Supply, Trading and Marketing Division of Gaz de France, where he was in charge of natural gas supplies for the Group. He was appointed member of the Executive Committee in charge of the “International” branch of the Group in December 2004. In July 2008, with the merger of Gaz de France and SUEZ, he became member of the Executive Committee in charge of Energy Europe Division within the Energy Europe and International Business Line.

Certain other directorships and positions: Vice-Chairman of GDF International, Chairman of the Board of directors of GDF SUEZ Energy UK ltd, Vice Chairman of the board of directors of NNB Development Company (Belgium), Director of GDF SUEZ Energie Espana S.A.U., GDF International, GENERG SGPS SA (Portugal), ACEA SPA. (Italy).

* Yves Colliou (63 years old), is a graduate engineer from the Ecole Catholique des Arts et Métiers. In 1974, he joined EDF GDF Services (now ErDF GrDF) in the Mulhouse center. In 1978, he joined the sales department, then the supply delegation of Gaz de France. Since 1985, he has held various positions, in particular in the area of human resources, and operational duties at EDF GDF Services. In 1996, he was appointed head of the department of the President and the general management of EDF before becoming, in 1998, head of EDF GDF Services. In January 2002, Yves Colliou joined the executive team at Gaz de France as director, before being named Executive Vice President in June. He has been Chief Operating Officer of Gaz de France since December 2004 and manager of the “Infrastructure” branch, until the merger of Gaz de France and SUEZ, when he became Executive Vice President in charge of the Infrastructures Business Line.

Certain other directorships and positions: Director of Elengy, Institut Français du Pétrole (IFP), Storengy, Fluxys (Belgium), Tractebel Engineering (Belgium), Member of the Executive Committee of Société du Terminal Méthanier de Fos Cavaou (STMFC), Permanent representative GDF SUEZ on the Board of Directors of GrDF, GRTgaz.

* Jean-Marie Dauger (57 years old), is a graduate of the HEC business school. After beginning his career at Péchiney, in the Trad bank (Lebanon) and in the finance department of EDF, Jean-Marie Dauger joined the Group in 1978. First, he held various positions in the production and in transmission divisions and in services related to movement of gas. In 1985, he joined the gas supply division, which he managed from 1991 to 1995. In 1995, he became director of the department of strategy and management. In 2000, Jean-Marie Dauger was appointed Executive Vice President. He was named Chief Operating Officer of Gaz de France in December 2004 and, in July 2007, director of the “Global Gas and LNG” branch, which position he held when in July 2008, Gaz de France merged with SUEZ, he became Executive Vice President, in charge of the Global Gas and LNG Business Line.

Certain other directorships and positions: Chairman of the Board of Directors of Gaselys, GDF International, GDF SUEZ E&P International, Chairman of GAZ DE FRANCE NORGE (Norway), GNL Transport Investissements, Chairman of the Supervisory Board of GDF Produktion Exploration Deutschland (Germany), Director of Electrabel (Belgium), MED LNG & GAS (Jersey), Legal representative of GDF International as manager of Méthane Transport SNC.

Henri Ducré (53 years old), is a graduate of the Ecole nationale supérieure des Arts et Métiers. In 1979, he joined the joint EDF-Gaz de France distribution department, where he spent most of his career, holding various responsibilities as Director of the Pyrénées Gascogne Centre and Director of the Méditerranée Group. In 2001, he was named Chief Executive Officer of Edenor (EDF subsidiary in Argentina) then, in 2002, Director of the distribution and marketing division of the Americas Branch of EDF. Henri Ducré served as Director of EDF Gaz de France Distribution from July 2004 to April 2007. In July 2007, he was appointed director of the Group’s “Energy France” branch and served in this capacity until the company merged in July 2008 with SUEZ, whereupon he became member of the Executive Committee in charge of the Energy France Business Line.

Certain other directorships and positions: Chairman of Climasave (ex GDF Investissments 40), GDF SUEZ Futures Energies (ex GDF INV. 39), Director of Fondation Gaz de France, Member of the Supervisory Board of CNR – Compagnie Nationale du Rhône, Permanent representative of SFIG on the Board of Directors of Banque Solfea.

Yves de Gaulle (57 years old), began his career at the Ministry of Finance (1977), notably at the Management of the Treasury where he was chief of the office of monetary policy and credit. He was then technical advisor (1986) to the Minister in charge of privatization and the General Secretary of the Privatization Commission (1986-1989). In 1989 he became a Partner of the law firm KPMG/Fidal, then a Partner of the law firm Jeantet (1991-1992). He joined the AGF/Allianz Group in 1992, and was Chief Executive Officer of a subsidiary of the Group in Spain (1993-1996), Joint Chief Executive Officer in charge of the international department and member of the Executive Committee (1997-1998) and Chief Executive Officer of the EULER Group (1999-2001). Yves de Gaulle joined SUEZ in April 2004 in the role of Joint General Secretary, and became General Secretary on July 1, 2004. Since November 1, 2005, he has been a member of the Executive Committee. In July 2008, when SUEZ merged with Gaz de France, he was appointed member of the Executive Committee, General Secretary.

Certain other directorships and positions: Chairman of Elengy, SFIG, Director of Aguas de Barcelona, Sino French Holdings, Swire SITA waste services Ltd (China), GDF SUEZ CC (Belgium), Electrabel (Belgium), GDF SUEZ CC (Belgium), Degrémont, SUEZ-TRACTEBEL (Belgium), NNB Development Company (Belgium), GDF SUEZ University and Association Ferdinand de Lesseps et du Canal de SUEZ.

* Jean-Pierre Hansen (61 years old) former Chairman of the Board of Directors of Electrabel, was appointed Chief Executive Officer of Electrabel as of January 1, 2005, a function that he previously exercised from 1992 to March 1999. He is also Vice-Chairman of Electrabel and Chairman of its Strategic and General Management Committees. Since 1999, he held the positions of Chief Executive Officer of Tractebel as well as Director and Member of the Executive Committee of Société Générale de Belgique; he served in those capacities until the two companies merged on  October 31, 2003, whereupon he became Chief Executive Officer of the new entity SUEZ-TRACTEBEL. He was appointed Chief Operating Officer of SUEZ in January 2003 and Officer in charge of SUEZ Energy Europe. He was Executive Vice-Chairman of the SUEZ Executive Committee until this company merged to become GDF SUEZ in July 2008. He then became Executive Vice President in charge of the Energy Europe an International Business Line ; early 2009,  he resigned from the position of executive Vice President of GDF SUEZ and Chief Executive Officer of SUEZ-TRACTEBEL and  took over the position of member of the Executive Committee in charge of the Energy Europe and International Business Line, Benelux and Germany Division.

Certain other directorships and positions: Vice President and Chief Executive Officer of Electrabel (Belgium), Director of CNP- Compagnie nationale à Portefeuille, Electrabel Customer Solutions (Belgium), Fluxys (Belgium), GDF SUEZ Energy Services, Ores (Belgium), SUEZ-TRACTEBEL (Belgium), ACEAELECTRABEL S.p.A. (Italy), GDF SUEZ

Energia Espana S.A.U., GDF SUEZ Energia Italia S.p.A., GDF SUEZ Energy NA (United States), SES Espana, Member of the Supervisory board of ELECTRABEL Nederland Cooperatieve and GDF SUEZ Energie Deutschland AG.

Emmanuel Hedde (61 years old), has an engineering degree from the Institut Supérieur d’Électronique de Paris and the Institut de Contrôle de Gestion. He began his career as an engineer in the information industry for the engineering company SOFRESID. In 1973, he became a vice president of a mechanics and surface treatment factory at Société Nouvelle de Métallisation, then he joined Crédit d’Equipement des Petites et Moyennes Entreprises (“CEPME”) in 1980 and became deputy vice president of the Agence Centrale in 1990. He joined Gaz de France in 1993 as deputy director of the subsidiaries and holdings unit in the department of financial and legal services, before becoming director of this department and then deputy director of the finance department in 2000. He was then appointed vice president of the major projects department. In December 2004, he was named vice president of the  mergers and acquisitions department and made responsible for the public offering and for the merger with Suez, and became Secretary of the Group in July 2007 until Gaz de France merged to form GDF SUEZ in July 2008. He presently serves as member of the Executive Committee in charge of the Integration, Synergies and Performance Department.

Certain other directorships and positions: Chairman of the Board of Directors of GrDF, Laurentides Investissements, Director of Gaz Métro Inc (Canada), GDF Québec (Canada), GDF Energy Inc (United States), Member of the Supervisory Board of Savelys.

Philippe Jeunet (56 years old) graduated from the l’Institut d'Etudes Politiques de Paris and holds a master’s degree in Law. Before joining Gaz de France, Philippe Jeunet pursued the greater part of his career in the Crédit d'Equipement des Petites et Moyennes Entreprises (CEPME) Group where he held different positions of authority in corporate finance for companies in the manufacturing and tourism industries. He managed two venture capital firms, Avenir Tourisme and Promotour Investissement. From 1984 to 1986, he was recording secretary of the French Government’s Interministerial Committee on Industrial Restructuring and the Industrial Financing Office of the French Treasury Department. Philippe Jeunet joined Gaz de France in 1991 as Deputy Vice President, Finance and Law in charge of subsidiaries and equity interests. He then held positions of responsibility in the Group as manager of Gas Procurement and Projects (1995-1998), Vice President, International (1998-2000), and then Vice President and Chief Financial Officer (2000-2007). Philippe Jeunet served as Advisor to the Chairman and Chief Executive Officer of Gaz de France since May 2007. In July 2008, when the Company merged with SUEZ, he became member of the GDF SUEZ Executive Committee in charge of Audit and Risk Management Division.

Certain other directorships and positions: Director of GDF Investissement 38.

* Gérard Lamarche (47 years old), served as senior accountant and then consultant with Deloitte Haskins & Sells in the mid-eighties. He joined Société Générale de Belgique in 1988 as controller and in 1992 became a member of the Corporate Strategy. In 1995, he joined Compagnie de Suez and in 1997, Mr. Lamarche served first as chief of staff for the Chairman and Chief Executive Officer and eventually assumed the duties of Senior Vice President and Controller of SUEZ Lyonnaise des Eaux. He accepted an assignment in the United States as Executive Vice President  and Director for Ondeo Nalco, then a Group subsidiary, returning to Group headquarters in 2003 to become Chief Financial Officer. He served as Senior Executive Vice President, Finance of SUEZ (Chief Financial Officer) until the merger of SUEZ with Gaz de France, whereupon he became Executive Vice President and Chief Financial Officer.

Certain other directorships and positions: Director of Fortis Bank (Belgium), Suez-Tractebel (Belgium), Electrabel (Belgium), Suez Environment Company, GDF SUEZ Energy Services, Aguas de Barcelona, Legrand, Leo Holding Company and Suez Environment North America Inc.

Philippe Saimpert (55 years old) is a graduate of the HEC business school, and held various positions within EDF GDF Services and the personnel and human relations department common to Gaz de France and  EDF as of 1978. In 2002, he was appointed director of human resources for the Group, then held the positions of deputy director of EDF GDF Services as of April 2004. He has been Director of Group Human Resources since December 2004. In July 2008, he was appointed Executive Vice President in charge of the Human Resources Department of GDF SUEZ, the Company that arose from the merger of Gaz de France with SUEZ.

Certain other directorships and positions: Deputy Director of Fondation Gaz de France.

Jérôme Tolot (57 years old), joined the SUEZ Lyonnaise des Eaux Group, which later became SUEZ, in 1982. In 2000, he was appointed Director and Senior Executive Vice-President for the central functions of the Vinci Group. In February 2002, he was named Chairman and Chief Executive Officer of Sita, and became Executive Vice President of SUEZ. He was also appointed Chief Executive Officer of Fabricom in September 2003, Executive Vice President of the SUEZ Energy Services since January 2004. He was appointed Member of the Executive Committee in charge of the Energy Services Business Line when SUEZ merged with Gaz de France to form GDF SUEZ in July 2008.

Certain other directorships and positions: Chief Executive Officer of GDF SUEZ Energy Services, Chairman and Chief Executive Officer of GDF SUEZ Energy Services International–GDF SUEZ E.S.I. and Fabricom (Belgium), Chairman of GDF SUEZ Energy Services Espana, Director of the Board of Directors of SUEZ Environment Company, GDF SUEZ University, Axima, Ineo, Tractebel Engineering (Belgium), Société Monégasque de l’Electricité et du Gaz (Monaco) and of Cofely Nederland NV.

Emmanuel van Innis (61 years old), had several key functions in his career, starting at Intercom in 1971 and then with Electrabel when the former merged to form Electrabel in 1990. He became a member of Tractebel’s General Management Committee in 1996, where he was General Manager Corporate Administration, Finance and Control. He became a Director of Tractebel in 1997 and of Société Générale de Belgique in 2001 and served in those capacities until those companies merged on 31 October 2003, whereupon he became Director of the new entity, SUEZ-TRACTEBEL. In March 2003, he was appointed Executive Vice-President of SUEZ, in charge of Group Human Resources and member of the Executive Committee. In July 2008, when Suez merged with Gaz de France, he became Member of the Executive Committee of GDF SUEZ in charge of the Executives Management Department.

Certain other directorships and positions: Chairman of the Board of Directors of Contassur (Belgium), Insutrel  (Luxembourg) and Telfin (Belgium), Chairman and Chief Executive Officer of CEF – Compagnie Européenne de Financement (Luxembourg),Vice-Chairman of the Board of Directors of Electrabel (Belgium), GDF SUEZ E.S.I. (Belgium), SES Espana, Director of Fabricom France, GDF SUEZ CC (Belgium), GDF SUEZ Energy Services, GDF SUEZ University, Banimmo (Belgium), Lithobeton (Belgium), Pensiobel (Belgium), SN Airholding (Belgium), SUEZ-TRACTEBEL (Belgium), ACEAELECTRABEL produzione S.p.A. (Italy), GDF SUEZ Energy North America.  Emmanuel van Innis is also Chairman of BECI (Brussels Enterprises Commerce and Industry).

B.           Compensation

The information required by this Item is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, Chapter 15 “Compensation and Benefits”, pages 222 to 247.  See also Note 26 to the Consolidated Financial Statements.

C.           Board Practices

The information required by this Item is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, Chapter 14 “Administrative Bodies and General Management”, pages 196 to 220; Section 16.1 “Operation of the Board of Directors”, pages 250 to 252 and Section 16.3 “Committees of the Board of Directors”, pages 257 to 263.

D.           Employees

The information required by this Item is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, Section 20.5 “Parent Company Financial Statements and Statutory Auditors’ Report” – Note 23 “Headcount”, page 474 and Section 6.6.4 “Company Information”, pages 137 to 144.

E.           Share Ownership

The information required by this Item is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, Section 17.2 “Arrangements for Involving the Employees in the Capital of the Issuer”, pages 269 to 270 and Chapter 15 “Compensation and Benefits”, pages 222 to 247. See also Notes 24 and 26 to the Consolidated Financial Statements.

We note that each of our directors and executive officers holds less than 1% of our shares, except that Mr. Albert Frère and Mr. Paul Desmarais Jr., as a result of direct and indirect securities holdings, may be deemed to control Groupe Bruxelles Lambert (“GBL”). See Item 7.A for information regarding the shareholding of GBL.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The information required by this Item is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, Chapter 18 “Main Shareholders”, pages 279 to 284.

As of December 31, 2008, the number of shares held by Groupe Bruxelles Lambert was 117,183,738 and the number of shares held by the French State was 781,458,977.

As of June 18, 2009, there were 11,035,534 ADSs of GDF SUEZ outstanding and 18 holders of record were registered with Citibank, N.A., depositary for the ADS program, representing approximately 0.05% of our total outstanding shares.  We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of the ADSs or the number of ADSs beneficially held by such persons.

As of June 22, 2009, there were 31,805 holders of record of our shares.  Of these holders, approximately 308 had registered addresses in the United States and held a total of approximately 86,724 of our shares, or approximately 0.004% of the total outstanding shares.  In addition, certain accounts of record with registered addresses other than in the U.S. hold our shares, in whole or in part, beneficially for US persons.

B.           Related Party Transactions

The information required by this Item is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, Section 16.2 “Information Concerning Service Contracts Between Members of the Board of Directors and General Management and the Company or any of its Subsidiaries”, pages 253 to 257; Chapter 19 “Related Party Transactions”, pages 286 to 288; and Section 15.3 “Summary of Transactions Declared by Executive Management and Corporate Officers during Fiscal Year 2008” and Section 15.5 “Loans and Guarantees Granted or Established in Favor of Directors or Executives”, pages 245 and 246.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Statements

The GDF SUEZ Consolidated Financial Statements are provided in Item 17 of this Annual Report on Form 20-F.  Additional information required by this Item is incorporated by reference herein from our 2008 Reference Document, Section 20.6 “Dividend Distribution Policy”, pages 484 to 485.

Information required by this Item with respect to legal proceedings is incorporated by reference from the GDF SUEZ 2008 Reference Document, Section 20.7 “Legal and Arbitration Proceedings”, pages 485 to 490.

•
With respect to Section 20.7.1, the last sentence is replaced by the following: “The hearings took place from March 9 to March 19, 2009 and the judgement was rendered on June 8, 2009.  GDF SUEZ was convicted and is required to pay a €225,000 fine for involuntary manslaughter and a €7,500 fine for involuntary injuries, as well as to several publications of the enacting terms of the judgment. GDF SUEZ has announced that it will not lodge an appeal against this judgment.”

•
With respect to Section 20.7.8, the following paragraph is added: “The European Commission on June 10, 2009 made an infringement decision convicting Electrabel, a GDF SUEZ subsidiary, and requiring it to pay a €20 million fine for late notification of the acquisition of control over Compagnie Nationale du Rhône (CNR). The acquisition of CNR by Electrabel had been cleared by the European Commission on April 29, 2008 under the EU merger regulation pursuant to the notification filed by Electrabel on March 26, 2008. In analysing the merits of this transaction, the European Commission had however not taken any position as to the exact date upon which Electrabel had acquired control over CNR within the meaning of the merger regulation. The Commission now has analysed the matter and has concluded that Electrabel had acquired de facto sole control over CNR prior to notifying this transaction. This decision can be appealed; the Group has not yet made any decision in this respect.”

B.           Significant Changes

The information required by this Item is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, Section 20.6 “Dividend Distribution Policy”, page 484 to 485; and Section 20.8 “Significant Change in the Financial or Commercial Situation”, pages 490. See also Note 29 to the Consolidated Financial Statements.

 In addition, our Report on Form 6-K dated May 5, 2009, as filed with the SEC on May 6, 2009, which relates to the press release dated May 4, 2009, entitled “Combined Annual & Extraordinary General Meeting – All Resolutions Adopted” and our Report on Form 6-K dated June 4, 2009, as filed with the SEC on June 9, 2009, are incorporated by reference herein.

ITEM 9.  LISTING

A.           Listing Details

The principal trading market for our ordinary shares is the Eurolist of Euronext Paris. Our shares are also listed on other stock exchanges in Brussels, Zurich and Luxembourg, and are also traded as options on the MONEP, the Paris options market. Our shares are included in the major European indexes, including the CAC 40, an index of the largest French companies in which our weighting was 5.90% on June 19, 2009, the Dow Jones Euro Stoxx 50, the FTSE Euro Top 100, and the MSCI Euro Index.

In addition, our ADSs have been traded on the over-the-counter market since July 22, 2008.

The tables below set forth, for the periods indicated, the reported high and low prices for our outstanding shares on Euronext Paris. For periods prior to merger date, prices refer to Gaz de France and for periods after merger date, prices refer to GDF SUEZ. In accordance with the relevant European Union regulations, since January 1, 1999, all shares listed on Euronext Paris have traded in euro.

	Ordinary Shares
	High	Low
	€	€
Annually

2004	N/A	N/A
2005	N/A	N/A
2006	34.85	24.82
2007	40.64	31.90
2008 (till merger date)	43.42	32.69
2008 (as from merger date)	43.50	24.29

Quarterly
2005
First Quarter	N/A	N/A
Second Quarter	N/A	N/A
Third Quarter*	28.45	23.40
Fourth Quarter	27.70	24.37
2006
First Quarter	31.35	24.82
Second Quarter	30.06	25.51
Third Quarter	31.50	25.57
Fourth Quarter	34.85	30.73
2007
First Quarter	35.88	32.34
Second Quarter	38.00	34.19
Third Quarter	38.40	31.90
Fourth Quarter	40.64	36.46
2008
First Quarter	41.28	32.69
Second Quarter	43.42	37.92
Third Quarter (between July 1, 2008 and merger date)	42.48	37.28
Third Quarter (between merger date and September 30, 2008)	43.50	33.35
Fourth Quarter	36.81	24.29
2009
First Quarter	35.94	22.82
Second Quarter (through June 19)	28.68	23.82

Monthly
2009
January	35.94	30.07
February	32.13	24.87
March	27.79	22.82
April	27.30	23.82
May	28.68	25.90
June (through June 19)	28.57	25.99

Source: Fininfo S.A. till 2005, Bloomberg L.P. as of 2006.
* Gaz de France shares were first listed on Euronext Paris on July 8, 2005.

Trading in the United States

Citibank serves as the Depositary with respect to our ADSs. Each ADS represents one ordinary share.

The following table sets forth, for the periods indicated, the high and low prices on the over-the-counter market since July 22, 2008, for our ADSs.

	American Depositary Share Price US dollars
	High	Low

Annually

2008 (as from July 22, 2008)	67.00	30.00

Quarterly
2008
Third Quarter (between merger date and September 30, 2008)	67.00	47.75
Fourth Quarter	50.75	30.00
2009
First Quarter	48.95	28.35
Second Quarter (through June 19)	40.50	30.85

Monthly
2009
January	48.95	38.05
February	41.25	31.80
March	37.60	28.35
April	35.40	30.85
May	39.05	34.85
June (through June 19)	40.50	36.05

Source: Bloomberg L.P.

B.           Plan of Distribution

Not applicable.

C.           Markets

Euronext Paris

On September 22, 2000, upon successful completion of an exchange offer, the ParisBourse SBF S.A. or the “SBF,” the Amsterdam Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Securities quoted on exchanges participating in Euronext are traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris’s trading markets as well as the regulation of those markets.

On February 18, 2005, the Premier, Second and Nouveau Marchés of Euronext Paris merged to create one market, Eurolist by Euronext. Prior to this change, our ordinary shares were traded on the Premier Marché. All shares and bonds are now traded on the same market and listed alphabetically.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Articles of Association

The following summary contains a description of the material provisions of our Articles of Association (statuts), which does not purport to be complete and is qualified in its entirety by reference to our statuts, an English translation of which is attached hereto as an exhibit, and French company law.

Registration and Corporate Purpose

The information required is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, in Section 5.1 “History and Development of the Company” under the heading “5.1.2 Registration”, page 36 and Section 21.2 “Incorporating Documents and Bylaws” under the heading “21.2.1 Issuer’s Corporate Purpose”, pages 505 to 509.

Directors

(a)
The information required is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, in Section 21.2.2 under the heading “Regulated Agreements” on page 508; and Section 16.2 under the heading “Regulated Agreements and commitments with Related Parties” pages 253 to 257.

(b)	The information required is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, in Section 15.1.5.2 “Directors Elected by the General Shareholders’ Meeting” on page 229.

(c)	Under French law, directors may not borrow money from the Company.

(d)-(e)
The information required is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, in Section 21.2 “Incorporating Documents and Bylaws” under the heading “21.2.2 Corporate Governance Bodies”, pages 505 to 509.

Rights, Preferences and Restrictions relating to Shares

The information required is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, in Section 21.2 “Incorporating Documents and Bylaws” under the heading “21.2.3 Rights, Privileges and Restrictions Attached to Shares”, page 509.

Dividend Rights. Under French law, we are required to contribute a minimum of 5% of our annual net income in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund. This minimum contribution is no longer required if and so long as we maintain a legal reserve equal to 10% of the aggregate nominal value of our issued share capital. The legal reserve is distributable only upon our liquidation. The remaining net income, increased by any profits carried forward, constitutes the distributable profits.

On the recommendation of the Board of Directors, the shareholders may decide to allocate all or part of any distributable profits to carry them forward to the next fiscal year as retained earnings, or to allocate them to the creation of reserves. The Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting.

We must distribute dividends to our stockholders pro rata according to their shareholdings. Dividends are payable to holders of shares outstanding on the date of the shareholders’ meeting approving the distribution of dividends, or, in case of interim dividend, on the date the Board of Directors meets and approves the distribution of interim dividends. The actual dividend payment date is decided by the shareholders at an ordinary general meeting or by the Board of Directors, if no decision is taken by the shareholders. We must pay any dividends within nine months of the end of the fiscal year unless otherwise authorized by court order. Under French law, dividends not claimed within five years of the date of payment are forfeited.

The general meeting ruling on the accounts of the financial year may grant each shareholder a choice between payment of the dividend in cash or in shares, for all or for part of the dividend, according to the procedures set out under French law.

Information with respect to our dividend distribution policy and dividend per share, Section 20.6 “Dividend Distribution Policy”, pages 484 to 485 the GDF SUEZ 2008 Reference Document is incorporated by reference herein from.

Voting Rights. The information required is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, in Section 18.2 “Voting Rights”, page 284; and Section 21.2.3 “Rights, Privileges and Restrictions attached to Shares”, page 509.

Rights to Share in any Surplus in the Event of Liquidation. In the event that we are liquidated, our assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed to repay in full the nominal value of our shares. Any surplus will then be distributed pro rata among our shareholders.

Preferential Right of Subscription. Under French law, shareholders have preemptive rights to subscribe for cash issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Preemptive rights in connection with specific offerings can be waived by individual shareholders, or can be suppressed by a decision of an extraordinary general meeting of shareholders. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be listed on Euronext. In the event of an increase in our share capital by capitalization of profits, reserves or additional paid-in capital, double voting rights are conferred from issuance on registered shares allotted for no consideration to shareholders in respect of existing shares which benefited from double voting rights.

Liability to Further Capital Calls by the Company. Shareholders are liable for corporate liabilities only up to the nominal amount of the shares they hold.

Any Provision Discriminating Against Any Existing or Prospective Holder of such Securities as a Result of such Shareholder Owning a Substantial Number of Shares. None.

Changes to Shareholders’ Rights

The information required is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, in Section 21.2 “Incorporating Documents and Bylaws” under the heading “21.2.4 Change in Rights Attached to Shares”, page 510.

Shareholders’ Meetings

In accordance with French law, there are two types of shareholders’ general meetings: ordinary and extraordinary. Ordinary general meetings are required for matters such as the election of directors, the appointment of statutory auditors, the approval of annual accounts, the declaration of dividends, the issuance of debt and the authorization for the issuer to trade in its own shares. Extraordinary general meetings are required for the approval of matters such as amendments to our statuts, approval of mergers, increases or decreases in share capital, the creation of a new class of equity securities and the authorization of the issuance of investment certificates or securities convertible or exchangeable into equity securities.

Convocation of Meetings. The Board of Directors is required to convene an annual ordinary general meeting of shareholders, which must be held within six months of the end of our fiscal year, to approve our Consolidated Financial Statements for the fiscal year. This period may be extended by the President of the Tribunal de Commerce.  Other ordinary or extraordinary general meetings may be convened at any time during the year.  Meetings of shareholders may be convened by the Board of Directors or, if the Board of Directors fails to call such a meeting, by our statutory auditors or by a court-appointed agent. The court may be requested to appoint an agent (i) by one or more Shareholders holding in the aggregate at least 5% of the share capital of the Company, (ii) by any interested party in cases of emergency, (iii) by certain duly qualified associations of shareholders who have held their Shares in registered form for at least two years and who together hold at least 5% of the voting rights of the Company, or (iv) by the workers’ committee in cases of emergency. The notice calling such meeting must state the matter to be considered at such meeting.

At least 35 days prior to the date set for any general meeting of shareholders, a preliminary notice must be sent to the Autorité des Marchés Financiers (the French financial market authority) (the “AMF”), the administrative agency responsible for overseeing the French securities markets, and published in France in the Bulletin des Annonces Légales Obligatoires (bulletin of obligatory legal announcements) (the “BALO”). The AMF also recommends that the preliminary notice be published in a newspaper of national circulation in France. This preliminary notice must contain the agenda of the meeting and a draft of the resolutions to be considered. At least 25 days prior to the date set for the general meeting, one or several shareholders holding a specified percentage of shares (determined on the basis of a formula relating to capitalization), the workers committee in cases of emergency or a duly qualified association of shareholders holding a specified percentage of voting rights may propose additional resolutions to be voted on at the meeting. At least 15 days prior to the date set for a general meeting on first call, and at least six days before any second call, a final notice must be sent by mail to all holders of registered shares who have held such shares for more than one month prior to the issuance of the final notice. Notice of the meeting shall also be given in a journal authorized to publish legal announcements in the administrative district (département) in which we are registered, as well as in the BALO, with prior notice to the AMF. The notice must state, among other things, the type, agenda, place, date and time of the meeting. No action may be taken at a meeting on any matter not listed on the agenda for that meeting, subject to exceptions relating to the dismissal of directors under certain circumstances and to certain miscellaneous matters.

Attendance of and Voting at Meetings. Attendance and the exercise of voting rights at general meetings of shareholders are subject to certain conditions. A holder of registered shares must have his shares registered in his own name in a shareholder account maintained by us or on our behalf at least 4 business days prior to the meeting. A holder of shares in bearer form must obtain from the financial intermediary with whom the shares have been deposited a certificate (“Attestation de participation”) indicating the number of bearer shares owned.

All shareholders who have properly registered their shares have the right to participate in general meetings, either in person or by proxy, and to vote (either by proxy or by mail) according to the number of shares they hold. Proxies will be sent to any shareholder on request, but can only be exercised by the shareholder’s spouse or another shareholder. Shareholders may submit a proxy or correspondence voting form on paper or, subject to a decision by the Board of Directors published in the notice of meeting, by remote transmission, in accordance with the terms and conditions set by law and regulations.

Under French company law, when shares or voting rights in a company are owned by the company or by one or more companies in which it directly or indirectly holds control, the voting rights attached to these shares or these voting rights may not be exercised at the company’s general meeting.  They shall not be taken into account when calculating the quorum, and do not receive dividends.

Under French law, the presence in person or by proxy of shareholders holding an aggregate of not less than 20% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves) or 25% (in the case of any other extraordinary general meeting) of the voting shares is necessary for a quorum. If a quorum is not reached at any meeting, that meeting is adjourned. There is no quorum requirement upon recommencement of an adjourned ordinary general meeting. Upon recommencement of an extraordinary general meeting, the presence in person or by proxy of shareholders having not less than 20% of the eligible voting rights is necessary for a quorum, except when an increase in our share capital is proposed through the incorporation of reserves, profits or a share premium, in which case the quorum requirements are those applicable to ordinary general meetings.

At an ordinary general meeting or at an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, a simple majority of the votes cast is required to pass a resolution. At any other extraordinary general meeting, a two-thirds majority of the votes cast is required. However, a unanimous vote is required to increase the liabilities of shareholders. Abstention from voting by those present or represented by proxy but not voting is deemed to be a vote against the resolution submitted to a vote.

In addition, Section 21.2 “Incorporating Documents and Bylaws” of the GDF SUEZ 2008 Reference Document under the heading “21.2.5 General Shareholders’ Meetings”, page 510 is incorporated by reference herein.

Limitation on Security Ownership and Holding of Shares

There is no limitation, under French law or in our statuts, on the right of non-French residents or non-French security holders to own, or where applicable, to vote our securities.

In accordance with French law concerning dematerialization (dématérialisation) of securities, shareholders’ ownership rights are not represented by physical certificates but by book entries in equity securities accounts.

The Company maintains an account with Euroclear France S.A., the French clearing house system, with respect to each class of equity securities in registered form (the “Company Account”), which is administered by Société Générale Securities Services acting on our behalf as our agent. Equity securities held in registered form are registered in a separate account for each holder (the “Holder Account”), either directly, or, at the holder’s request, through such holder’s accredited intermediary. Each Holder Account shows the name of the holder and its holdings and, in the case of equity securities registered through an accredited intermediary, shows that they are so held. We issue confirmations as to holdings of equity securities registered in the Holder Account to the persons in whose names the holdings are registered, but these confirmations do not constitute documents of title.

In the case of shares held in bearer form, the shares are held on the shareholder’s behalf by an accredited intermediary and are registered in an account maintained by the accredited intermediary with Euroclear France S.A., separate from the Company Account. Shares held in this manner are referred to as being in bearer form. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration in respect thereof. Transfers of shares held in bearer form may only be effected through accredited intermediaries and Euroclear France S.A.

According to the French Commercial Code, shares owned by any non-French resident may be held on the shareholder’s behalf in a collective account or in several individual accounts by an intermediary. The intermediary must declare that it is acting as an intermediary and may be requested by the Company to provide the identity of the shareholders on whose behalf it is acting. Failure to declare that it is acting as an intermediary or the provision of inaccurate or incomplete information about the beneficial owner can result in the deprivation of the right to vote and the right to receive dividends.

Our bylaws permit, in accordance with the applicable legislation, the use of the procedure known as titres au porteur identifiables, according to which Euroclear France S.A. will, upon the Company’s request, disclose a shareholder’s name, date of birth (or, in the case of a legal person, name and date of organization), nationality, address and the amount of securities (including ADSs) held by the shareholder which have, or may in the future acquire, voting rights, and, as the case may be, the restrictions that might apply to these securities.

Pursuant to applicable law, the accredited intermediary which holds shares in bearer form on behalf of a Shareholder must transmit the above requested information to Euroclear France within a specific timeframe as provided in the relevant regulation. Within 5 days after such transmission, the information is provided by Euroclear France to us.

If the accredited intermediary does not transmit the requested information in due time or transmits incomplete or inaccurate information pertaining to its status or to the holders of the securities, the voting rights of the securities giving immediate or future access to the share capital of the Company for which the accredited intermediary is registered cannot be exercised until such date as the identity of the relevant security holder has been disclosed or rectified, and the payment of the corresponding dividend is postponed until such date.

In addition, if the accredited intermediary knowingly fails to comply with the obligation to disclose the identity of the relevant security holder, a court may, at our request or one or several shareholders representing at least 5% of our share capital, deprive the shares held by the security holder whose identity was not disclosed from any voting rights and dividends, for a period not to exceed 5 years.

Change in Control

The information required is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, in Section 21.2 “Incorporating Documents and Bylaws” under the heading “21.2.6 Provisions Restricting the Change of Control of the Company”, pages 510 to 511.

Disclosure of Share Holdings

The information required is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, in Section 21.2 “Incorporating Documents and Bylaws” under the heading “21.2.7 Provisions Relating to the Disclosure of Interests”, page 511.

Changes in Capital

Pursuant to French law, our share capital may be increased only with the approval of the shareholders at an extraordinary general meeting upon the recommendation of the Board of Directors. Our share capital may be increased by the issuance of additional shares, by the issuance of a new class of equity securities or by an increase in the nominal value of existing shares. The shareholders may delegate to the Board of Directors the powers required to effect in one or more stages (subject to the limitations provided by French law) any increase in share capital previously authorized by the shareholders.

Our share capital may be decreased only with the approval of the shareholders at an extraordinary general meeting. A reduction in our share capital can be accomplished either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by our repurchase and cancellation of shares.

Each time the shareholders decide a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase, they must also decide whether or not to proceed with a capital increase reserved for our employees and our subsidiaries and whether or not to delegate to the Board of Directors the right to carry out such reserved capital increase.

Additional information is incorporated by reference herein from the GDF SUEZ 2008 Reference Document, in Section 21.2 “Incorporating Documents and Bylaws” under the heading “21.2.8 Changes in Share Capital”, page 511.

C.           Material Contracts

None.

D.           Exchange Controls

Under French foreign exchange control regulations, there are no limitations on the import or export of capital or on the amount of payments that may be remitted by us to non-residents. French laws and regulations concerning foreign exchange control do require, however, that all payments or transfers of funds (including payments of dividends to foreign shareholders) made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

E.           French Taxation and U.S. Federal Income Taxation U.S. Holders

The following discussion describes the material French and U.S. federal income tax consequences of the ownership and disposition of ADSs or shares by a U.S. Holder described below. In general, for French and U.S. federal income tax purposes and for purposes of the Treaty (as defined below), a U.S. Holder of ADRs evidencing ADSs will be treated as the holder of the shares represented by the ADSs.

This discussion is not a complete analysis or description of all potential tax consequences to a U.S. Holder of owning ADSs or shares.  It deals only with ADSs or shares held as capital assets by persons who own less than 10% of our capital and does not discuss the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as: certain financial institutions; insurance companies; persons holding shares or

ADSs as part of a hedge, straddle, conversion or other integrated transaction; persons liable for the alternative minimum tax; certain dealers in securities or foreign currencies; persons whose functional currency is not the US dollar; and persons who acquire our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.  This discussion does not address U.S. federal income tax consequences to U.S. Holders that are exempt from U.S. federal income taxation.  In addition, if a partnership holds ADSs or shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  A partner in a partnership that holds ADSs or shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the shares.

Prospective investors are advised to consult their tax advisers concerning the application of the U.S. federal income tax laws, French tax laws and the Treaty to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion of United States and French tax laws set forth herein is based on the laws in force as of the date hereof, including the U.S. Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, the French Code Général des Impôts and the regulations enacted thereunder, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, referred to as the Treaty. Changes to applicable laws may affect the tax consequences described herein, possibly with retroactive effect. In addition, this discussion is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any other related document will be performed in accordance with its terms.  The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released, or intermediaries in the chain of ownership between the holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares.  Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders, as described below.  Accordingly, the analysis of the creditability, for U.S. federal income tax purposes, of French taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, could be affected by future actions that may be taken by the parties to whom the ADSs are pre-released.

This discussion assumes that we were not a passive foreign investment company for 2008, as described below.

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs or shares who or that is entitled to Treaty benefits and is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

Taxation of Dividends

Under French domestic law, dividends paid to non-residents are normally subject to a 25% withholding tax. Under the Treaty, however, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or shares is not attributable to a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to such U.S. Holder are immediately subject to the reduced rate of 15% on the date of payment of such dividends, provided that such U.S. Holder establishes before the date of payment that such U.S. Holder is a resident of the United States under the Treaty in accordance with the procedures described below.

Dividends paid to U.S. Holders may be subject immediately to the 15% withholding tax rate upon payment of the dividends if the U.S. Holder provides, before the dividend payment date, a simplified certificate (the “Simplified

Certificate”) based on the model provided by the French tax authorities.  Additionally, a U.S. Holder may be eligible for a payment (net of withholding taxes) in respect of a tax credit equal to 50 percent of the dividend capped at €115 or €230, depending on the holder’s particular circumstances (the “Tax Credit”).

If a U.S. Holder does not file a completed Simplified Certificate before the dividend payment date, the French paying agent will withhold tax at the rate of 25%. Such U.S. Holder (or, on his behalf, the paying agent) may claim a refund of the excess withholding tax by completing and providing the French tax authorities with the Treasury Form RF1 B EU-No. 5053 (or any other form that may replace such Treasury Form) and a U.S. Residency Certificate on U.S. Internal Revenue Service (the “IRS”) Form 6166 before December 31 of the second year following the year during which the dividend is paid.

The Treasury Form or, where applicable, the Certificate or Simplified Certificate, together with their respective instructions, will be provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary. The Depositary will arrange for the filing with the French tax authorities of all forms, certificates or Simplified Certificates, as the case may be, provided that they are completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time.

General. For U.S. federal income tax purposes, the gross amount of any dividend (including any Tax Credit paid to a U.S. Holder and any French withholding tax thereon) will be included in gross income as ordinary dividend income on the date each such payment is actually or constructively received (which, in the case of a U.S. Holder of ADSs, will be the date of receipt by the Depositary) to the extent paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes.  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Corporate U.S. Holders will not be eligible for the dividends received deduction in respect of dividends paid by the Company.  The amount of any dividend paid in euros, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euro amount calculated by reference to the spot rate in effect on the date such dividend is includible in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars.  A U.S. Holder who converts the euro amount into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss.  A U.S. Holder may have foreign currency gain or loss if the euros are not converted into U.S. dollars on the date of receipt.  Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which generally will be U.S. source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2011, may be taxable at a maximum rate of 15%.  Non-corporate U.S. Holders should consult their tax advisers to determine whether they are entitled to this favorable rate in their particular circumstances.

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, French withholding tax at a rate not in excess of the Treaty rate of 15% on dividends paid by the Company and on any payment with respect to the Tax Credit will be treated as payment of a foreign income tax and may be taken as a credit against a U.S. Holder’s U.S. federal income tax liability.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances.  Instead of claiming a credit, you may, at your election, deduct otherwise creditable French taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Taxation of Capital Gains

Persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who – in the case of natural persons alone or with their parents – have held not more than 25%, directly or indirectly, of our dividend rights (bénéfices sociaux) at any time during the preceding five years, are not subject to any French income tax or capital gains tax on any sale or disposal of shares or ADSs.

If a share transfer is evidenced by a written agreement, such share transfer or ADS transfer agreement entered into on or prior to August 5, 2008 is, in principle, subject to registration formalities and therefore to a 1.1%  registration duty assessed on the higher of the purchase price and the market value of the shares or ADSs, as the case may be, (subject to a maximum assessment of €4,000 per transfer) provided that no duty is due if such written share transfer or ADS transfer agreement is executed outside France. On or after August 6, 2008, the rate applicable is 3% subject to a maximum assessment of €5,000 per transfer.

Under the Treaty, no French tax is levied on any capital gain derived from the sale, exchange or other disposition of ADSs or shares by a U.S. Holder who does not have a permanent establishment or fixed base in France to which the ADSs or shares are attributable.

In general, for U.S. federal income tax purposes, a U.S. Holder will recognize capital gain or loss on the sale, exchange or other disposition of ADSs or shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets.  Accordingly, such capital gain or loss will be long-term capital gain or loss if a U.S. Holder has held the ADSs or shares for more than one year, and the amount of such gain or loss will be equal to the difference between a U.S. Holder’s tax basis in the ADSs or shares disposed of and the amount realized on the disposition, each as determined in U.S. dollars.  Any gain or loss will generally be United States source gain or loss.  The deposit or withdrawal under the deposit agreement of shares by a U.S. Holder in exchange for ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

 Based upon the nature of the business activities of our corporate group, we do not believe we were a “passive foreign investment company” or “PFIC” for our 2008 taxable year. However, because the determination of whether or not we are a PFIC is based upon the composition of our corporate group’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time and because of uncertainties in the application of U.S. federal income tax rules, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held ADSs or shares, such U.S. Holder would generally be subject to adverse consequences with respect to (a) any “excess distribution” by us to the U.S. Holder (very generally, any distributions received by the U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder’s holding period for the ADSs or shares, if shorter), and (b) any gain realized on the sale, exchange or other disposition (including a pledge) of the ADSs or shares.  Under these special rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the ADSs or shares, (2) the amounts allocated to the taxable year of the distribution or sale, exchange or other disposition or to any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that taxable year, and an interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such taxable year. Certain elections may be available (including a mark-to-market election) to U.S. Holders that would result in alternative treatment of the ADSs or shares.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available, and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply.

If the ADSs or shares constitute stock in a PFIC, a U.S. Holder would be required to make an annual return on U.S. Internal Revenue Service Form 8621 regarding distributions received on such securities and any gain realized on the sale, exchange or other disposition of such securities.

French Estate and Gift Taxes

Under the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978, a transfer of ADSs or shares by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax will generally not be subject to French tax unless (1) the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his or her death, or (2) the ADSs or shares were used in, or held for use in, the conduct of a business through or pertaining to a permanent establishment or fixed base in France.

French Wealth Tax

The French wealth tax does not apply to any U.S. Holder that is not an individual or, in the case of natural persons, to a holder who owns, alone or with their parents, directly or indirectly, ADSs or shares representing the right to less than 25% of our profits.

U.S. Information Reporting and Backup Withholding

Dividends paid on ADSs or shares to a U.S. Holder, or proceeds from a U.S. Holder’s sale, exchange or other disposition of ADSs or shares, may be subject to U.S. information reporting requirements, and may be subject to backup withholding, unless the U.S. Holder:

•	is a corporation or comes within certain other exempt categories, and, when required, demonstrates this fact, or

•
in the case of backup withholding, provides a correct taxpayer identification number on a properly completed U.S. Internal Revenue Service Form W-9 or substitute form, certifies that the U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability and may entitle a U.S. Holder to a refund, if the U.S. Holder provides the required information to the United States Internal Revenue Service.  If a U.S. Holder is required to and does not provide a correct taxpayer identification number, the U.S. Holder may be subject to penalties imposed by the United States Internal Revenue Service.

F.           Dividends and Paying Agents

Not applicable

G.           Statement by Experts

Not applicable.

H.           Documents on Display

As a foreign private issuer, we are exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements and are not required to file proxy statements with the SEC. We furnish half-yearly reports on Form 6-K. Our officers, directors and principal shareholders are also exempt from the reporting and insider “short-swing” profit recovery provisions under Section 16 of the Exchange Act.

The documents concerning the Group which are referred to herein may be inspected at the Securities and Exchange Commission, or at the offices of GDF SUEZ, at 22, rue du Docteur Lancereaux, 75008 Paris, France.  You may read and copy any documents filed or furnished by us at the Securities and Exchange Commission’s public reference rooms in Washington D.C., New York, New York, and Chicago, Illinois.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the reference rooms.

I.           Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion includes forward-looking statements that involve risks and undertakings. our actual results could differ materially from those projected.

We use derivative instruments mainly to manage our exposure to changes in interest rates, foreign exchange rates, commodity prices and the price of certain listed equities. With the exception of specific commodity trading contracts, these instruments are used in economic hedging relationships, even though they may not qualify as hedges of liabilities or cash flows for accounting purposes.

Liquidity risk

Our financing policy is based on the following principles:

•	Centralization of external financing;

•	Diversification of financing sources between the banking market and the capital markets;

•	Balanced repayment profile of financial debt.

We centralize almost all the cash needs and surpluses of companies controlled by the Group, as well as the majority of their external medium- and long-term financing requirements.

Centralization is provided via financing vehicles (long-term and short-term), as well as via our dedicated cash pooling vehicles located in France, Belgium and the Grand Duchy of Luxembourg.

Since the merger, the cash pooling systems existing at SUEZ and at Gaz de France have been the subject of a convergence process that is scheduled for completion in 2009, along with the automation of cash pooling systems that are still managed manually in certain other countries (the United States, United Kingdom, Italy etc.).

We diversify our financing resources by proceeding with, as applicable, public or private bond issues in the framework of our Euro Medium Term Notes program and by issuing commercial paper (billets de trésorerie) in France and in Belgium, and Commercial Paper in the United States.

In this context, and since the merger, access to long-term capital markets is concentrated at the parent company level GDF SUEZ SA for the Group’s new bond debt and the GDF SUEZ SA and Electrabel levels for commercial paper issued.

At December 31, 2008, bank resources (excluding bank overdrafts, amortized costs and the effect of derivatives) represented 40% of outstanding borrowings, with the balance financed by the capital markets (including €13,719 million in bonds, i.e. 37% of outstanding borrowings).

Outstanding short-term paper (billets de trésorerie and commercial paper) represented 23% of outstanding borrowings and totaled €8,666 million at December 31, 20084 . Due to their attractive cost and their liquidity, these programs are used in a cyclical or structural fashion to finance our short-term requirements. All of the outstanding amounts are backed by confirmed bank credit facilities so that we would be able to continue to finance ourselves in the event that access to this financing source were to dry up.

Liquidity is based on maintaining cash and cash equivalents and confirmed credit facilities. We have confirmed credit facilities appropriate to our size with appropriate debt maturity schedules. The amount of these confirmed credit facilities represented €14,522 million as of December 31, 2008, of which €3,117 million was drawn down. 83% of the total lines of credit and 88% of the lines not drawn are centralized. None of these lines contains a default clause tied to financial ratios or ratings.

1 Refer to Note 14.2 of our Consolidated Financial Statements.

Cash (net of bank overdrafts) totaled €8,595 million as of December 31, 2008. Surpluses carried by cash pooling vehicles are managed as part of a single policy.

In the wake of the sub-prime mortgage crisis in the summer of 2007 in the United States, almost all surpluses have been invested in time deposit accounts and regular income money market funds. The interbank liquidity crisis created by the failure of the Lehman Brothers bank in mid September 2008 and the ensuing rise in counterparty risk led us to immediately refocus this investment policy on an extremely high liquidity objective (at December 31, 2008, 98% of centralized cash was invested in overnight bank deposits and regular income money market funds with daily liquidity), accompanied by daily monitoring of performance and counterparty risks on both these types of investments to ensure immediate reactivity.

Cash surpluses that cannot be centralized are invested in selected instruments on a case-by-case basis, in relation to local financial market constraints and counterparties’ financial soundness.

We aim to maintain a well-balanced maturity profile and to diversify our sources of debt in terms of markets (such as bank debt, bonds and commercial paper), maturities and counterparties. Of our borrowings as of December 31, 2008, €14,240.5 million had a maturity of less than one year, €11,438.5 million had a maturity between one and five years and €12,590.8 million had a maturity of greater than five years.

On-balance sheet information for long-term debt arrangements and investments in equity securities for the years ended December 31, 2008, 2007 and 2006 are as follows:

On Balance-Sheet	Average	Maturities of notional contract values as of December 31, 2008
Financial Instruments	Debt Rate	2009	2010	2011	2012	2013	>5 Years	Total	Fair Value
	(in € millions, except percentages)
Assets
Equity Securities	—	3,309.0	—	—	—	—	—	3,309.0	3,309.0
Liabilities
Outstanding Borrowings	4.9%	14,240.5	3,363.4	1,382.8	4,107.3	2,585.0	12,590.8	38,269.8	39,048.9

On Balance-Sheet	Average	Maturities of notional contract values as of December 31, 2007
Financial Instruments	Debt Rate	2008	2009	2010	2011	2012	>5 Years	Total	Fair Value
	(in € millions, except percentages)
Assets
Equity Securities	—	4,120.7	—	—	—	—	—	4,120.7	4,120.7
Liabilities
Outstanding Borrowings	5.3%	6,956.6	3,120.6	2,748.8	1,269.1	1,1036.7	6,422.0	21,553.7	21,948.4

On Balance-Sheet	Average	Maturities of notional contract values as of December 31, 2006
Financial Instruments	Debt Rate	2007	2008	2009	2010	2011	>5 Years	Total	Fair Value
	(in € millions, except percentages)
Assets
Equity Securities	—	2,816.5	—	—	—	—	—	2,816.5	2,816.5
Liabilities
Outstanding Borrowings	5.3%	6,468.2	931.8	3,760.3	2,715.0	664.3	4,959.8	19,499.4	20,122.0

We consider the fair value of all other current assets and liabilities (Other assets, Accounts receivable and Accounts payable, Cash and cash equivalents) to be equivalent to the carrying amounts due to the short maturity of these items.

The fair value of Equity Securities is based on quoted market prices, when available, prices observed for recent transactions or estimated values. When quoted prices are not available, management reviews comparable transactions and the price to earnings ratio of comparable businesses to determine the amount expected to be received in a current sale.

Valuations for long-term debt are determined based on borrowing rates currently available to us for loans with similar terms and maturities.

Counterparty risk — Treasury instruments

GDF SUEZ is exposed to counterparty risk in both its financial activities and its operational activities.

In respect of its financial activities, GDF SUEZ has deployed counterparty risk management and control procedures based, on the one hand, on counterparties’ accreditation in relation to their external ratings and objective market considerations (credit default swaps, stock market capitalization) and, on the other hand, on the setting of risk limits. With the aim of reducing the risk incurred, GDF SUEZ may also have recourse to contractual instruments such as standardized netting agreements or margin calls with its counterparties. In the wake of the financial crisis of September 2008, we reinforced our control system with daily monitoring of risk limits and weekly reporting to the Management Committee of our principal financial counterparty exposures.

Control of counterparty risk associated with operational activities in the Group’s Divisions has been strengthened by way of a second level control system managed by the Finance Department. As part of EMRC procedures, the Finance Department ensures quarterly monitoring of the Group’s principal counterparty exposures.

Currency Risk

Due to the geographic diversification of our activities, we are exposed to conversion risk, which means that our balance sheet and income statement are sensitive to fluctuations in exchange rates at the time of consolidation of the accounts of our foreign subsidiaries outside the euro zone. The interests held by us in the United States, Brazil, Thailand, Poland and the United Kingdom generate most of our foreign exchange risk.

For investments in currencies not included in the euro zone, our hedging transactional risk policy consists of creating liabilities denominated in the same currency as the cash flows generated by these assets.

Of the hedging instruments used, debt in foreign currencies is the most natural hedge, but we also use currency derivatives that synthetically recreate debt in these currencies: cross currency swaps, exchange rate swaps, and exchange rate options.

However, our policy cannot be implemented if the cost of hedging (specifically the interest rate with respect to the reference currency) is too high. This is the case for Brazil where, because of a rate differential that is too high on the one hand and the local revenue indexing mechanism on the other hand, we opt for catastrophic coverage, i.e. insurance against a major depreciation in the currency (risk of  temporary decoupling).

The market context is reviewed monthly for the US dollar and pound sterling. It is monitored, as often as needed, by reviews of emerging countries in order to anticipate any sudden devaluation. The hedging ratio of assets is reviewed periodically depending on the market context and each time an asset is acquired or disposed of. Any substantial change in the hedging ratio is subject to prior management approval. Liabilities denominated in foreign currencies represent 25% of the Group’s outstanding borrowings, excluding amortized costs and the derivatives effect1.

A change in currency exchange rates vs. the euro affects results only with regard to liabilities denominated in another currency, rather than the reporting currency of companies bearing these liabilities on their balance sheets, to the extent that these liabilities have not been documented as net investment hedges.  A uniform increase (or decrease) of 10% in the euro exchange rate would lead in a net gain (or loss) impact of €130 million.

For financial liabilities (debts and derivatives) recognized as net investment hedging, a uniform unfavorable change of 10% in the euro exchange rate would lead to a shareholders’ equity impact of €176 million. This change is offset by an opposite effect on foreign currencies assets.

1 Refer to Note 15 to our 2008 Consolidated Financial Statements.

We are also exposed to transaction risk. This risk is concentrated on transactions involving energy commodities (energy sales or purchase commitments), where commodities flows are settled in US dollars and pounds sterling. The corresponding cash flows are generally hedged by forward currency contracts.

The transactional currency risk is managed by dedicated teams. These specialized teams measure exposure on an ongoing basis and call upon the skill center (the Central headquarters team also responsible for translation risk management) in order to define and implement hedging instruments for these risks1.

See also Item 5.B. “Liquidity and Capital Resources – Currency Fluctuations”.

Interest Rate Risk

The principal exposures to interest rates for our Group are the result of financing in euros and US dollars, which represented 86% of our outstanding borrowings as of December 31, 2008.

Our objective is to control our financing expense by limiting the impact of interest rate changes on our income statement.

Our policy is to spread the reference interest rates on debt among fixed rates, variable rates, and protected or capped variable rates. We aim to achieve a balanced distribution of the various reference rates over a medium-term (5-year) timeframe. However, the balance of the mix may fluctuate depending on the market context.

We use hedging instruments; primarily rate swaps and options, in order to manage the interest rate structure for our debt.

The positions are managed centrally. Rate positions are reviewed quarterly and at the time of any new financing. Any substantial change in the rate structure is subject to prior approval by the Finance Department.

The cost of our debt is sensitive to rate changes for all debt indexed on variable rates. The cost of our debt is also affected by changes in the market value of financial instruments not documented as hedges under IAS 39. As of this date, none of the options hedges contracted by the Group are recognized as hedges under IAS 39, even though they offer an economic hedge.

As of December 31, 2008, we had a portfolio of hedge options (caps) that protects us against an increase in the euro, US dollar and sterling short rates. Given the marked decline in all short rates during the 2008 fiscal year, almost none of the euro, US dollar and sterling hedge options have been activated for the time being, with the consequence of variability being introduced into the cost of the corresponding debt (euro short rates, US dollars and the sterling being lower than protected levels). However, the value of this hedge options portfolio appreciates when the short- and long-term rates increase together and depreciates when they decline.

As of December 31, 2008, after taking account of financial instruments, approximately 58% of our outstanding borrowings were at a variable rate and 42% at a fixed rate.

A 1% increase in short-term interest rates (uniform across all currencies) on the balance of net variable-rate debt, and the variable-rate portions of derivatives, would lead to an increase in net interest expense of €129 million. A decline of 1% in short-term interest rates would result in a drop of €131 million in net interest expense. The asymmetry of the impact is linked to the impact of the caps portfolio.

A 1% increase in interest rates (identical for all currencies) would generate a gain of €343 million on the income statement, associated with the change in fair-market value of undocumented derivatives or derivatives recognized for net investment hedging. Conversely, a drop of 1% in interest rates would generate a loss of €246 million. The asymmetry of the impact is associated with the caps portfolio, for which the loss is limited to the Mark-to-Market value posted to the balance sheet.

1 Refer to Note 15 to our 2008 Consolidated Financial Statements.

A uniform change of more or less than 1% in interest rates (identical for all currencies) would generate, in terms of shareholders’ equity, a gain or a loss of €138 million associated with the change in fair market value of documented cash flow hedging derivatives.

Notional amounts and market values

The tables below show the market value of financial instruments at December 31, 2008, 2007, and 2006 and the notional amounts analyzed by maturity.

Notional amounts correspond to the nominal value of derivative instruments, which generally reflects the face value of the hedged underlying assets, liabilities, future cash flows or firm commitments hedged.

Notional amounts in foreign currencies are converted into euros at the year-end exchange rate.

Market value corresponds to the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The market value of currency and interest rate instruments is measured by discounting future cash flow differentials or on the basis of prices quoted by external financial institutions. As a result, these estimates do not necessarily accurately reflect the amounts that will be paid or received if the positions are unwound on the market. The use of different market assumptions or different valuation methods could have a material impact on the estimated amounts of market values.

As of December 31, 2008, financial instruments held as hedges of interest rate and currency risks break down as follows:

	Average	Notional contract amounts by maturity December 31, 2008							Market
	rate	2009	2010	2011	2012	2013	> 5 Years	Total	value
	(in € millions)
Interest rate swaps — fixed-rate lender		4,444.5	1,024.6	67.0	425.7	34.9	3,015.5	9,012.1	260.4
	€2.5%	4,401.3	1,024.6	67.0	425.7	34.9	3,015.5	8,969.0	259.2
US$	4.3%	43.1	-	-	-	-	-	43.1	1.2
Interest rate swaps — fixed-rate borrower		589.8	557.2	510.1	631.0	1,330.6	3,184.4	6,803.1	(424.8)
	€1.3%	222.7	536.2	169.7	138.7	393.1	1,326.1	2,786.4	(107.1)
	£4.2%	2.0	107.4	2.6	160.3	3.0	22.7	298.1	(23.9)
US$	4.3%	351.7	(5.0)	216.1	323.5	810.6	1,415.7	3,112.7	(230.1)
Other currencies	3.5%	13.4	(81.3)	121.7	8.4	124.0	419.9	605.9	(63.8)
Interest rate swaps -floating/floating		287.4	-	64.2	-	-	-	351.6	0.8
US$		287.4	-	-	-	-	-	287.4	2.0
Other currencies		-	-	64.2	-	-	-	64.2	(1.2)
Caps — buyer		888.8	1.1	0.6	259.3	0.7	1,161.8	2,312.3	30.8
	€4.3%	601.4	1.1	0.6	0.6	0.7	1,004.4	1,608.7	29.5
	£5.5%	-	-	-	-	-	157.5	157.5	0.5
US$	4.4%	287.4	-	-	258.7	-	-	546.1	0.8
Cap — seller		5.5	-	-	-	-	157.5	163.0	(0.7)
	€3.0%	5.5	-	-	-	-	-	5.5	(0.0)
	£6.6%	-	-	-	-	-	157.5	157.5	(0.7)
Floors — buyer		5.5	-	-	-	-	-	5.5	0.0
	€2.0%	5.5	-	-	-	-	-	5.5	0.0
Collars-cap buyer/floor seller (int.rate)		1.4	58.6	0.6	43.7	0.7	112.1	217.1	(42.7)
€		1.4	1.1	0.6	0.6	0.7	4.4	8.7	0.2
US$	5.0% - 3.2%	-	57.5	-	43.1	-	107.8	208.4	(42.4)
Swaption-call seller		638.2	-	-	-	-	-	638.2	(36.2)
	€4.0%	638.2	-	-	-	-	-	638.2	(36.2)

	Average	Notional contract amounts by maturity December 31, 2008							Market
	rate	2009	2010	2011	2012	2013	> 5 Years	Total	value
	(in € millions)
Swaption-call buyer		273.0	-	-	-	-	-	273.0	(20.3)
	€2.7%	273.0	-	-	-	-	-	273.0	(20.3)
Cross-currency swaps (int. payments) — borrower		555.9	350.0	57.1	65.9	49.2	812.0	1,890.1	231.9
£		-	126.0	21.0	-	13.2	148.0	308.2	92.2
US$		512.6	100.6	5.0	35.9	35.9	654.3	1,344.3	110.9
Other currencies		43.4	123.4	31.2	30.0	-	9.6	237.5	28.8
Cross-currency swaps (int.payments) - lender		76.2	197.6	234.3	723.3	184.2	919.1	2,334.8	(32.6)
€		-	100.0	50.0	-	-	-	150.0	40.7
£		-	-	-	-	-	524.9	524.9	(114.3)
US$		52.5	79.0	-	-	-	46.3	177.8	(54.8)
Other currencies		23.8	18.6	184.3	723.3	184.2	347.9	1,482.1	95.8
Forex swaps — borrower		4,717.6	37.2	-	23.7	-	-	4,778.6	308.4
£		271.0	-	-	-	-	-	271.0	24.7
US$		2,657.4	-	-	-	-	-	2,657.4	82.1
Other currencies		1,789.3	37.2	-	23.7	-	-	1,850.2	201.7
Forex swaps — lender		1,585.5	-	(11.5)	-	-	-	1,574.0	(36.6)
£		533.2	-	-	-	-	-	533.2	(6.0)
US$		701.7	-	(11.5)	-	-	-	690.2	(5.8)
Other currencies		350.6	-	-	-	-	-	350.6	(24.8)
Forward contracts — buyer		2,734.3	535.9	73.5	55.2	36.5	121.4	3,556.7	(129.8)
€		52.7	49.3	5.3	-	-	-	107.4	16.0
£		311.6	121.0	5.6	11.0	-	-	449.2	(71.4)
US$		1,809.3	298.3	62.3	44.2	36.5	121.4	2,372.1	(38.1)
Other currencies		560.5	67.3	0.2	0.0	-	-	628.0	(36.3)
Forward contracts — seller		1,531.0	403.2	141.3	3.1	0.2	-	2,078.8	47.3
€		5.8	1.4	-	-	-	-	7.2	0.2
£		181.0	24.9	-	-	-	-	205.9	36.4
US$		527.7	193.3	53.7	0.7	0.1	-	775.6	(34.1)
Other currencies		816.5	183.5	87.6	2.4	0.1	-	1,.090.1	44.8
Currency options — purchased calls		50.7	-	-	-	-	-	50.7	-
€		4.1	-	-	-	-	-	4.1	-
Other currencies		46.6	-	-	-	-	-	46.6	-
Currency options — written puts		56.6	-	-	-	-	-	56.6	-
€		56.6	-	-	-	-	-	56.6	-
Total		18,422.0	3,165.3	1,137.2	2,230.9	1,637.0	9,483.8	36,096.2	156.0

As of December 31, 2007, financial instruments held as hedges of interest rate and currency risks break down as follows:

	Average	Notional contract amounts by maturity December 31, 2007							Market
	rate	2008	2009	2010	2011	2012	> 5 Years	Total	value
	(in € millions)
Interest rate swaps — fixed-rate borrower		305.7	322.3	732.6	176.2	412.6	1,022.3	2,971.7	(34.7)
	€4.1%	163.0	121.6	507.2	80.6	79.1	569.9	1,521.4	16.9
	£5.5%	20.5	1.4	137.9	1.6	1.7	16.7	179.9	(2.4)
US$	5.0%	106.0	184.9	76.1	30.4	326.0	413.3	1,136.7	(50.3)

	Average	Notional contract amounts by maturity December 31, 2007							Market
	rate	2008	2009	2010	2011	2012	> 5 Years	Total	value
	(in € millions)
Other currencies	6.9%	16.2	14.4	11.4	63.6	5.7	22.3	133.6	1.0
Interest rate swaps — fixed-rate lender		154.2	1,669.1	753.6	12.0	86.7	1,160.3	3,835.9	27.9
	€4.9%	154.2	1,628.4	753.6	12.0	86.7	1,160.3	3,795.1	27.2
US$	4.3%	—	40.8	—	—	—	—	40.8	0.7
Interest rate swaps -floating/floating		—	271.7	—	49.1	—	—	320.8	0.7
US$		—	271.7	—	—	—	—	271.7	1.8
Other currencies		—	—	—	49.1	—	—	49.1	(1.1)
Futures Rate Agreements — buyer		9.9	—	—	—	—	—	9.9	(0.0)
	€7.0%	9.9	—	—	—	—	—	9.9	(0.0)
Caps — buyer		3.7	949.1	600.0	—	366.8	1,204.5	3,124.2	48.5
	€4.4%	3.7	677.4	600.0	—	—	1,000.0	2,281.2	42.7
	£5.5%	—	—	—	—	—	204.5	204.5	1.9
US$	4.4%	—	271.7	—	—	366.8		638.5	3.9
Cap — seller		—	—	—	—	—	204.5	204.5	(1.6)
	£6.6%	—	—	—	—	—	204.5	204.5	(1.6)
Floors — buyer		35.0	—	—	—	—	—	35.0	0.0
	€2.6%	35.0	—	—	—	—	—	35.0	0.0
Collars-cap buyer/floor seller (int.rate)		—	—	54.3	—	40.8	101.9	197.0	(3.1)
US$	5.0%-3.2%	—	—	54.3	—	40.8	101.9	197.0	(3.1)
Collars-cap seller/floor buyer (int.rate)		4.8	5.5	—	—	—	—	10.4	(0.0)
	€4.2%-4.0%	4.8	5.5	—	—	—	—	10.4	(0.0)
Cross-currency swaps (int. payments) — borrower		67.3	484.6	231.5	41.4	65.5	740.4	1,630.7	454.9
£		—	—	136.4	—	—	—	136.4	11.2
US$		—	484.6	95.1	4.7	34.0	729.3	1,347.6	434.6
Other currencies		67.3	—	—	36.7	31.5	11.1	146.7	9.1
Cross-currency swaps (int. payments) — lender		78.2	49.6	193.5	220.0	54.3	304.5	900.1	(12.0)
€		—	—	100.0	50.0	—	—	150.0	46.7
US$		—	49.6	74.7	—	—	27.6	151.9	(44.8)
Other currencies		78.2	—	18.8	170.0	54.3	276.9	598.2	(13.9)
Forex swaps — borrower		1,444.8	27.6	—	39.2	—	—	1,511.5	43.0
£		580.4	—	—	—	—	—	580.4	19.0
US$		402.9	—	—	—	—	—	402.9	14.3
Other currencies		461.5	27.6	—	39.2	—	—	528.3	9.7
Forex swaps — lender		408.8	—	—	—	—	—	408.8	(1.4)
£		4.1	—	—	—	—	—	4.1	0.0
US$		215.7	—	—	—	—	—	215.7	(2.8)
Other currencies		189.1	—	—	—	—	—	189.1	1.3
Forward contracts — buyer		941.8	519.4	154.5	21.4	16.0	19.7	1,672.9	(99.5)
€		5.1	—	—	—	—	—	5.1	0.0
£		209.6	97.5	14.8	0.4	—	—	322.3	(6.3)
US$		664.5	357.9	139.6	21.0	16.0	19.7	1,218.8	(92.1)
Other currencies		62.6	64.0	—	—	—	—	126.6	(1.1)
Forward contracts — seller		571.0	167.7	48.0	6.8	5.7	62.6	861.9	58.2
€		10.6	5.5	5.5	5.4	5.4	62.6	95.0	20.5
£		73.9	0.4	—	—	—	—	74.4	1.4
US$		284.9	142.1	25.1	0.8	—	—	453.0	37.4

	Average	Notional contract amounts by maturity December 31, 2007							Market
	rate	2008	2009	2010	2011	2012	> 5 Years	Total	value
	(in € millions)
Other currencies		201.6	19.7	17.4	0.6	0.3	—	239.6	(1.1)
Currency options — purchased calls		2.4	—	—	—	—	—	2.4	0.0
US$		2.4	—	—	—	—	—	2.4	0.0
Currency options — written puts		2.1	—	—	—	—	—	2.1	(0.2)
US$		2.1	—	—	—	—	—	2.1	(0.2)
Total		4,030.0	4,466.7	2,768.0	566.0	1,048.4	4,820.8	17,700.0	480.7

As of December 31, 2006, financial instruments held as hedges of interest rate and currency risks break down as follows:

	Average	Notional contract amounts by maturity December 31, 2006							Market
	rate	2007	2008	2009	2010	2011	> 5 years	Total	value
	(in € millions)
Interest rate swaps — fixed-rate borrower		701.0	266.3	572.5	403.3	196.7	496.1	2,635.9	(11.3)
	€5.9%	298.6	170.3	342.0	131.3	156.8	321.3	1,420.3	2.3
	£5.6%	1.4	15.6	1.8	150.7	1.7	19.4	190.6	(2.2)
US$	4.9%	362.8	46.6	214.7	92.9	34.1	125.0	876.1	(8.2)
Other currencies	7.0%	38.1	33.8	14.0	28.3	4.0	30.4	148.6	(3.2)
Interest rate swaps — fixed-rate lender		1,058.8	3.3	2,388.0	1,353.6	12.0	1,055.9	5,871.6	108.6
	€4.8%	1,058.8	3.3	2,342.4	1,353.6	12.0	1,055.9	5,826.0	108.6
US$	4.3%	—	—	45.6	—	—	—	45.6	—
Interest rate swaps -floating/floating		141.7	—	303.7	—	—	—	445.4	1.0
		€141.7	—	—	—	—	—	141.7	0.3
US$		—	—	303.7	—	—	—	303.7	0.7
Futures Rate Agreements — buyer		9.9	9.9	—	—	—	—	19.8	—
	€7.0%	9.9	9.9	—	—	—	—	19.8	—
Caps — buyer		96.8	3.7	981.1	600.0	—	1,160.0	2,841.6	38.5
	€4.5%	96.8	3.7	677.4	600.0	—	750.0	2,127.9	22.7
US$	4.3%	—	—	303.7	—	—	410.0	713.7	15.8
Floors — buyer		45.0	35.0	—	—	—	—	80.0	—
	€3.1%	45.0	35.0	—	—	—	—	80.0	—
Collars-cap buyer/floor seller (int.rate)		—	—	—	60.7	—	45.6	106.3	2.1
US$	5.1%-2.8%	—	—	—	60.7	—	45.6	106.3	2.1
Collars-cap seller/floor buyer (int.rate)		4.2	4.8	5.5	—	—	—	14.5	0.1
	€4.2%-3.3%	4.2	4.8	5.5	—	—	—	14.5	0.1
Cross-currency swaps (int. payments) — borrower		77.1	54.7	541.6	255.2	—	702.8	1,631.4	294.0
US$		28.8	23.1	541.6	106.3	—	702.8	1,402.6	287.3
£		—	—	—	148.9	—	—	148.9	(1.8)
Other currencies		48.3	31.6	—	—	—	—	79.9	8.4
Cross-currency swaps (int. payments) — lender		61.2	31.6	53.2	201.7	229.9	—	577.6	(1.8)
€		42.3	—	—	100.0	50.0	—	192.3	39.1
US$	19.0	—	53.2	83.5	—	—	155.6	(32.7)
Other currencies	—	31.6	—	18.2	179.9	—	229.7	(8.2)
Forex swaps — borrower	1,242.4	65.0	53.6	—	57.2	2.3	1,420.4	28.5
£	403.8	26.6	—	—	—	—	430.4	(3.8)
US$	618.6	—	2.6	—	5.4	2.3	628.9	20.3
Other currencies	220.0	38.4	51.0	—	51.8	—	361.1	12.0

	Average	Notional contract amounts by maturity December 31, 2006							Market
	rate	2007	2008	2009	2010	2011	> 5 years	Total	value
	(in € millions)
Forex swaps — lender		241.7	—	—	—	—	—	241.7	(0.6)
£		56.8	—	—	—	—	—	56.8	0.0
US$		181.7	—	—	—	—	—	181.7	(0.6)
Other currencies		3.3	—	—	—	—	—	3.3	(0.0)
Forward contracts — buyer		1,015.8	398.6	144.8	6.0	1.4	—	1,566.6	(32.8)
€		174.9	—	—	—	—	—	174.9	1.8
£		259.1	25.5	—	—	—	—	284.5	3.3
US$		565.8	342.5	144.8	6.0	1.4	—	1,060.5	(36.8)
Other currencies		16.1	30.6	—	—	—	—	46.7	(1.1)
Forward contracts — seller		650.9	175.4	25.5	5.8	5.7	48.1	911.5	37.0
€		10.1	5.7	5.7	5.7	5.7	48.1	80.9	20.6
£		218.6	8.2	—	—	—	—	226.8	(3.6)
US$		347.2	151.6	19.8	0.1	—	—	518.8	19.7
Other currencies		75.0	9.9	0.0	—	—	—	85.0	0.3
Currency options — purchased calls		3.1	—	—	—	—	—	3.1	0.0
US$		3.1	—	—	—	—	—	3.1	0.0
Currency options — purchased puts		12.8	—	—	—	—	—	12.8	0.3
€		0.1	—	—	—	—	—	0.1	0.1
Other currencies		12.8	—	—	—	—	—	12.8	0.2
Currency options — written puts		3.1	—	—	—	—	—	3.1	(0.0)
US$		3.1	—	—	—	—	—	3.1	(0.0)
Collars — purchased call/written put(currency)		8.5	0.6	—	—	—	—	9.1	0.1
US$		8.5	0.6	—	—	—	—	9.1	0.1
Collars — written call/purchased put (currency)		8.5	0.6	—	—	—	—	9.1	(0.2)
€		8.5	0.6	—	—	—	—	9.1	(0.2)
Total		5,382.7	1,049.4	5,069.4	2,886.3	502.9	3,510.9	18,401.7	463.4

Stock price risk

As of December 31, 2008, the Group holds a number of equity interests in publicly-traded companies1, the value of which fluctuate on the basis of trends in the world’s stock markets. An overall decline of 10% in the value of these securities would have an impact of about €107 million on the Group’s earnings or shareholders’ equity, depending on whether the decline is considered significant and long lasting. The Group’s portfolio of listed and unlisted stocks is managed under a specific investment policy and is subject to regular reporting to management.  The Group reviewed the value of its available-for-sale securities on a case-by-case basis, in order to determine whether, based on all available information and in light of the current market environment, it needed to recognize any impairment losses. Given the downturn in equity markets and uncertainty regarding the timing of any recovery in the Gas Natural share price, the Group has recognized an impairment loss of €513 million on these shares.

Commodity risk

To guarantee our short- and long-term supplies and optimize our production and sales structure, we carry out transactions on natural gas, electricity, oil and coal markets. We are also active on the European greenhouse gas emission trading rights market. These transactions expose the Group to the risk of changes in commodity prices and could create significant volatility in earnings, equity and cash flows from one period to the next. We therefore use commodity derivatives in line with a variety of strategies in order to eliminate or mitigate these risks.

1 Refer to Note 14.2 of our Consolidated Financial Statements

The use of these derivatives is governed by hedging and trading policies approved by the executive management team of the business line concerned. Trading and portfolio management teams manage market and credit risks in accordance with the objectives and exposure limits set by the respective executive management teams.

In each business line concerned, executive management appoints a risks control committee within the Group’s Finance Department, which is independent from portfolio management or trading teams. These committees supervise and control risks and strategies in place in order to reduce exposure to changes in commodity prices and to credit risk. Independent risk control departments verify that positions taken comply with hedging policies on a regular basis. For trading activities, these departments verify compliance on a daily basis. The departments are also responsible for calculating fair value and market/credit risk exposure. The risk control departments produce daily reports on the performance and exposure resulting from hedging and trading activities.  An oversight mechanism involving the Group’s Finance Department is currently being put in place, to ensure that market risks are managed and monitored appropriately.

Hedging transactions

We enter into cash flow hedges, and, since the merger between SUEZ and Gaz de France, fair value hedges as defined by IAS 39, using derivative instruments (futures and options) contracted over-the-counter or on organized markets. These instruments may be settled net or involve physical delivery of the underlying positions. Cash flow hedges are used to protect the Group against unfavorable changes in market prices affecting procurement costs or margins on highly probable future sale transactions.  Fair value hedges are used to protect the Group against adverse changes in market prices that may affect the fair value of firm procurement or sale commitments.

Fair value

The fair values of commodity derivatives held to manage our exposure to changes in commodity prices and qualifying as cash flow hedges as defined by IAS 39 at December 31, 2008 and 2007 are presented in the table below:

	December 31, 2008				December 31, 2007
	Assets		Liabilities		Assets		Liabilities
	Current	Non- Current	Current	Non- Current	Current	Non- Current	Current	Non- Current
				(in € millions)
Cash flow hedges	1,970.0	1,112.2	(2,615.2)	(1,603.7)	523.8	114.4	(201.7)	(179.7)
NATURAL GAS	673.1	79.0	(180.2)	(141.8)	57.5	22.0	(48.0)	(122.0)
Swaps	382.3	78.9	(106.6)	(77.3)	56.9	21.9	(47.2)	(121.9)
Options			(0.5)					(0.1)
Forwards/futures	290.8	0.1	(73.1)	(64.4)	0.6	0.1	(0.8)
ELECTRICITY	102.1	82.1	(262.8)	(192.3)	21.7	35.2	(39.1)	(16.5)
Swaps	15.7	6.2	(158.5)	(120.5)	13.0	10.1	(27.1)	(4.8)
Options			(1.0)				(0.4)
Forwards/futures	86.4	75.9	(103.3)	(71.8)	8.7	25.2	(11.6)	(11.7)
COAL	40.5	22.0	(34.6)	(5.9)	79.0	41.0	(0.7)
Swaps	40.5	22.0	(34.6)	(5.9)	79.0	41.0	(0.7)
OIL	1,144.8	928.7	(2,119.4)	(1,262.9)	289.3		(0.1)	(34.2)
Swaps	1,130.7	875.4	(2,118.9)	(1,262.9)	289.3		(0.1)	(34.2)
Options	14.1	53.3
Forwards/futures			(0.5)
OTHER	9.5	0.4	(18.2)	(0.8)	76.3	16.1	(113.8)	(6.9)
Swaps			(2.6)	(0.8)	75.3		(98.2)	(6.1)
Forwards/futures	9.5	0.4	(15.6)		1.0	16.1	(15.6)	(0.8)

The fair values of commodity derivatives held to manage our exposure to changes in commodity prices and qualifying as fair value hedges as defined by IAS 39 at December 31, 2008 are presented in the table below:

	December 31, 2008
	Assets		Liabilities
	Current	Non- Current	Current	Non- Current

Fair value hedges	74.0	64.7	(73.0)	(64.7)
ELECTRICITY	68.6	64.7	(68.6)	(64.7)
Forwards/futures	68.6	64.7	(68.6)	(64.7)
OTHER	5.3		(4.4)
Swaps	5.3		(4.4)

The fair values shown in the table above reflect the amounts for which assets could be exchanged, or liabilities settled, at the balance sheet date. They are not representative of expected future cash flows insofar as positions (i) are sensitive to changes in prices; (ii) can be modified by subsequent transactions; and (iii) can be offset by future cash flows arising on the underlying transactions.

Cash flow hedges

In accordance with IAS 39, the effective portion of changes in the fair value of the derivative are recognized in equity, while the ineffective portion is taken to income. Cumulative gains and losses carried in equity must be reclassified to income in the period in which the hedged transaction itself affects income.

At December 31, 2008, a loss of €1,050 million was recognized in equity in respect of cash flow hedges versus a gain of €376 million at December 31, 2007. A gain of €387 million was reclassified from equity to income in 2008, compared with a gain of €30 million in 2007.

Gains and losses arising on the ineffective portion of hedges are recognized in income. A loss of €2 million was recognized in income in 2008, compared with a loss of €26 million in 2007.

Fair value hedges

In accordance with IAS 39, changes in the fair value of a derivative instrument and the item hedged are recognized simultaneously in income for the period.

At December 31, 2008, a loss of €64 million was recognized in income in respect of the hedging instrument, and a gain of €65 million in respect of the item hedged.

Notional amounts

Notional amounts and maturities of cash flow hedges are as follows:

	Notional amounts (net)* at December 31, 2008
	2009	2010	2011	2012	2013	Beyond 2013	Total
			(in GWh)
Natural gas, electricity and coal	2,515	(150)	4,232	3,831	300		10,728
Oil-based products	125,831	41,536	5,181	1,304			173,852
TOTAL	128,346	41,386	9,413	5,135	300		184,580

* Long position/(short position)

	Notional amounts (net)* at December 31, 2008
	2009	2010	2011	2012	2013	Beyond 2013	Total
			(in thousands of tons)
Greenhouse gas emission rights	1,525	271	(473)	312			1,635
TOTAL	1,525	271	(473)	312			1,635

* Long position/(short position)

Energy trading

Some Group entities are active in trading activities. In this context, the spot or forward transactions concern natural gas, electricity and various oil-based products and are contracted either over-the-counter or on organized markets. They may also offer their clients risk management services. These transactions are executed in Europe and the U.S. using various instruments, including (a) futures contracts involving physical delivery of an energy commodity; (b) swaps providing for payments to or by counterparties of an amount corresponding to the difference between a fixed and variable price for the commodity; and (c) options and other contracts.

Revenues from trading activities amounted to €205 million in 2008 (€37 million in 2007).

Fair value

The following table shows the fair values of commodity derivatives used in energy trading activities at December 31, 2008 and 2007, respectively:

	December 31, 2008				December 31, 2007
	Assets		Liabilities		Assets		Liabilities
	Current	Non- Current	Current	Non- Current	Current	Non- Current	Current	Non- Current
(in € millions)
Derivative instruments used in energy trading activities	5,902.4	—	(5,527.9)	—	2,303.1	—	(2,285,5)	—

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

Changes in fair value:
	December 31, 2008	December 31, 2007
	(in € millions)
Opening balance sheet	17.6	103.2
Contracts unwound or settled during the year	232.0	(101.9)
Initial fair value of new contracts(a)	3.5	7.1
Changes in fair value due to changes in valuation techniques(b)	—	—
Other changes in fair value(c)	202.0	9.8
Other(d)	-80.6	(0.6)
Total	374.5	17.6

(a)	Energy trading contracts with unrealized gains or losses at inception.
(b)
Including changes in valuation techniques, changes in methods of calculating correlations, volatilities and volume forecasts, market changes, and changes in the characteristics of historical data and source/type of assumptions.

(c)	Changes in fair value due to market fluctuations (prices, volatility, etc.).
(d)	Representing mainly a reclassification of the fair value of contracts under the “Other commodity derivatives” line in accordance with IAS 39 and changes in scope.

Fair values of derivatives held by the Group at December 31, 2008, analyzed by valuation method are as follows:

December 31, 2008
(in € millions)
Prices quoted on an organized market	8.7
Prices obtained from other external sources	385.8
Prices based on valuation models or other techniques	6.2
Other	(26.2)
Total	374.5

Notional amounts

The following table shows the notional amount of these instruments, expressed in millions of MWh:

Notional amounts (net)* at December 31, 2008
Commodity derivatives	173.1

* Long position/(short position).

The above notional amounts reflect the volume of open transactions and not the amounts exchanged between the parties in respect of the instruments. As a result, they are not an exact measure of our exposure to market or credit risks. The notional amounts reported are not indicative of probable future cash flows, because the positions may be offset at any time on the market as part of our price risk management policy, within the limit of available funds.

Other commodity derivatives

Other commodity derivatives relate mainly to contracts that are (i) used to manage our overall exposure to certain market risks; (ii) entered into for the purpose of taking advantage of differences in market prices in order to increase our margins; (iii) contracts qualified as written options under IAS 39; or (iv) contracts that we have the practice of settling net.

We also hold certain purchase and sale contracts providing for the physical delivery of the underlying, which are documented as being purchases and sales taking place in the ordinary course of business but which include clauses qualifying as embedded derivatives under IAS 39. For some of the contracts, these clauses are recognized and measured separately from the host contract, with changes in fair value recognized in income. Specifically, certain embedded derivatives have been recognized separately from host contracts containing (i) price clauses that link the contract price to changes in an index or the price of a different commodity from the one that is being delivered; (ii) indexing clauses based on foreign exchange rates that are not considered as being closely linked to the host contract; or (iii) other clauses.

Fair value

The fair values of the other commodity derivatives held by the Group at December 31, 2008 and 2007, respectively, are presented in the table below:

	December 31, 2008				December 31, 2007
	Assets		Liabilities		Assets		Liabilities
	Current	Non- Current	Current	Non- Current	Current	Non- Current	Current	Non- Current
(in € millions)
Other derivative instruments	1,271.3	585.4	(953.1)	(356.7)	515.6	228.8	(689.4)	(359.0)

These fair values are not representative of probable future cash flows because the underlying positions are sensitive to price movements and may also be modified by new transactions.

Notional amounts

The following table shows the notional amount of these instruments, expressed in millions of MWh:

Notional amounts (net)* at December 31, 2008
Commodity derivatives	204.9

* Long position/(short position).

The above notional amounts reflect the volume of open transactions and not the amounts exchanged between the parties in respect of the instruments. As a result, they are not an exact measure of our exposure to market or credit risks. The notional amounts reported are not indicative of probable future cash flows, because the positions may be offset at any time on the market as part of our price risk management policy, within the limit of available funds.

Financial risks arising from the use of commodity derivatives

Market Risk

We are putting in place market risk management policies aiming to harmonize the approaches adopted by the former SUEZ and Gaz de France groups. Accordingly, the Group’s current policy for managing market risk is still in a transitional phase.

Energy Europe & International

Market risk arising from commodity positions is assessed, estimated and managed on a daily basis using Value-at-Risk (VaR) techniques, together with other market risk exposure limits. The use of VaR to quantify market risk provides a transversal measure of risk taking all markets and products into account. Use of these techniques requires the determination of key assumptions, notably the selection of a confidence interval and a holding period.

VaR represents the maximum potential loss on a portfolio of assets over a specified holding period based on a given confidence interval. It is not an indication of expected results. We use a 1-day holding period and a 95% confidence interval.

	Dec. 31, 2008	2008 Average (a)	2007 Average (a)	2006 Average (a)	2008 Minimum (b)	2008 Maximum (b)
	(in € millions)
Trading activities	4.0	5.0	4.6	5.8	13.0	1.0

(a) Average of daily VaR.
(b) Based on month-end highs and lows observed in 2008.

At December 31, 2008, VaR on hedging instruments and other commodity derivatives stood at €30 million (€49 million at December 31, 2007). These instruments are used to manage our exposure to market risk liable to impact the expected margin on our production assets.

Energy France and Global Gas & LNG

Market risk arising from commodity positions is assessed, estimated and managed using sensitivity analyses, together with other market risk exposure limits. These sensitivity analyses are calculated based on a fixed portfolio at a given date and are may not be necessarily representative of future changes in income and equity of the two businesses concerned.

Sensitivity of income to market risk arises mainly on economic hedges not eligible for hedge accounting under IFRS 39.

Due to the low proportion of options contracts in the portfolios of Energy France and Global Gas & LNG businesses, the sensitivity analysis represents the aggregate exposure.

Sensitivity to commodity price risk

An increase of USD 10.00 per barrel in the price of oil-based products would have a negative impact of €64.3 million on income and a positive impact of €275.4 million on equity before tax at December 31, 2008.

An increase of €3.00 per MWh in the price of natural gas would have a positive impact of €42.8 million on income and a negative impact of €123.2 million on equity before tax at December 31, 2008.

An increase of €5.00 per MWh in the price of electricity would have a negative impact of €2.4 million on income and a negative impact of €23.4 million on equity before tax at December 31, 2008.

Sensitivity to currency risk included in commodity contracts

An increase of 10% in the euro/dollar exchange rate would have a positive impact of €35.0 million on income and a negative impact of €135.6 million on equity before tax at December 31, 2008.

An increase of 10% in the pound sterling/euro exchange rate would have a positive impact of €0.2 million on income and a positive impact of €2.5 million on equity before tax at December 31, 2008.

Most of the exposure in 2008 is attributable to the former Gaz de France activities.

Liquidity risk

See Note 15.1.2 to the Consolidated Financial Statements for details of our liquidity risk management policy.

The table below provides an analysis of undiscounted fair values due and receivable in respect of commodity derivatives recorded in assets and liabilities at the balance sheet date.

	2009	2010	2011	2012	2013	> 5 years	Total
			(in € millions)
Derivative instruments carried in liabilities	(8,095)	(2,350)	(653)	(127)	(9)	(26)	(11,260)
Derivative instruments carried in assets	7,871	2,182	856	144	3	3	11,059
Total at December 31, 2007	(224)	(168)	203	17	(6)	(23)	(201)

Counterparty risk

We are exposed to counterparty risk on our operating and financing activities. Counterparty risk reflects the risk that one party to a transaction will cause a financial loss for the other by failing to discharge a contractual obligation. In the case of derivatives, counterparty risk arises from instruments with a positive fair value, including trade receivables. Counterparty risk is taken into account for the calculation of the fair value of derivative instruments.

For our financing activities, we have put in place procedures for managing and monitoring counterparty risk based on (i) the accreditation of counterparties according to external credit ratings and objective market data (credit default swaps, market capitalization); and (ii) the definition of risk exposure limits. To reduce our risk exposure, we may also use contractual instruments such as standardized netting agreements or margin calls with our counterparties.

As a consequence of the financial crisis that emerged in September 2008, risk management procedures were reinforced by introducing daily monitoring of exposure limits and weekly reporting to the Management Committee of our exposure to our main financial counterparties.

The oversight procedure for managing counterparty risk arising from operating activities in our business lines have been reinforced by second-tier controls placed under the responsibility of the Finance Department. The Finance Department monitors the Group’s exposure to its key counterparties on a quarterly basis, within the scope of the Energy Market Risk Committee (CRME).

	December 31, 2008		December 31, 2007
	Investment grade (a)	Total	Investment grade (a)	Total
	(in € millions)
Gross exposure	12,424.0	13,091.0	4,185.0	4,512.5
Net exposure (b)	2,155.0	2,328.0	1,538.2	1,703.7
% Exposure to counterparties rated investment grade	92.6%		90.3%

(a)
“Investment grade” corresponds to transactions with counterparties related at least BBB- by Standard & Poor’s, Baa3 by Moody’s, or an equivalent by Dun & Bradstreet. Counterparties are also qualified as investment grade based on publicly available credit ratings, taking into account collateral, letters of credit and parent company guarantees.

(b)	After taking into account collateral netting agreements and other credit enhancement.

Country risk

During 2005, we considered that it would be appropriate to hedge our exposure to country risk with respect to our investments in Brazil. The underlying risk identified in this case corresponds to a potential sudden increase in sovereign credit spreads in Brazil (further to a major economic or political crisis). This would impact the value of our investments as the discount factors used in calculations would be higher. In order to protect ourselves against this country risk, we have purchased credit default swaps. With these swaps, we pay a limited premium and will receive a significant pay-off, corresponding to the difference between the face value and market value of a US dollar-denominated Brazilian government bond, if a credit event occurs (default, restructuring, accelerated repayment, etc.) affecting Brazil. At December 31, 2008, the nominal amount of this protection was USD 100 million, maturing at the end of 2012.

At December 31, 2008, the market value of these contracts, which do not meet the hedging documentation requirements under IAS 39, was €5.0 million (including the portion of outstanding premiums).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

For a description of the material differences between the rights of shareholders of the former Suez Group prior to the merger and those of GDF SUEZ shareholders following the amendments to the bylaws (statuts) in connection with the merger, the portion of the Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on June 16, 2008, under the heading “Comparison of Rights of Shareholders of the Combined Company and Suez Shareholders” is incorporated by reference herein.

There have been no material modifications to the rights of security holders since the merger.

ITEM 15. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2008, the Group, under the supervision and with the participation of the Group’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). The Group’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Group’s Chief Executive Officer and Chief Financial Officer concluded that the Group’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Group’s Chief Executive Officer and Chief Financial Officer also concluded that the Group’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Group in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Group’s management, including the Chief Executive and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

This Annual Report on Form 20-F does not include a report of management’s assessment of internal control over financial reporting or a related auditors’ attestation report due to a transition period established by SEC rules.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Aldo Cardosa, the chairman of our Audit Committee qualifies as a financial expert according to the US Sarbanes-Oxley Act. For more information regarding our Audit Committee, see Section 16.3 “Committees of the Board of Directors”, pages 257 to 258 of the GDF SUEZ 2008 Reference Document.

ITEM 16B. CODE OF ETHICS

We have adopted a written Code of Ethics applicable to our Chairman and Chief Executive Officer, Executive Vice-Presidents, Senior Vice President – Finance, Group Senior Vice President – Planning, Control and Accounts management, Group Senior Vice President for Organization and Central Services and Chief Risk Officer, Senior Vice President in charge of Investor Relations, General Counsel or Head of Legal and Tax, as well as other persons having similar functions in our subsidiary companies. It can be accessed on our website (www.gdfsuez.com) under the heading “Ethics and Compliance”.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Committee Pre-Approval Policies and Procedures

Below is a summary of the current audit pre-approval policies and procedures.

Our Audit Committee organizes the procedure for selecting the external auditors, approves the services to be performed by them and the general terms thereof. The Audit Committee also examines auditor independence principles and rules relating to auditor services within the Group, and periodically studies the scope of the audit and services performed by the external auditors.

All audit and non-audit services provided by external auditors must be pre-approved by the Audit Committee. Fees for non-audit services must not exceed 50% of total audit fees. The pre-approved audit and non-audit services, as well as the maximum fees for each such service, have been established and are subject to periodic review by the Audit Committee. All audit and non-audit services not falling within the generally pre-approved categories or exceeding pre-approved fee levels require specific pre-approval by the Audit Committee.

Ernst & Young, Deloitte & Associés and Mazars act as auditors for GDF SUEZ at December 31, 2008.

The following table sets forth fees for professional audit services performed for GDF SUEZ and its consolidated subsidiaries for fiscal year ended December 31, 2008.

	Ernst & Young		Deloitte & Associés		Mazars
	Amount 2008	Percentage 2008	Amount 2008	Percentage 2008	Amount 2008	Percentage 2008
	(in thousands of €)
Audit fees (statutory audit, certification, review of individual and consolidated financial statements) (1)(2)
● GDF SUEZ SA	5,987	27.9%	3,175	15.9%	3,282	38.4%
● Fully and proportionately consolidated subsidiaries	13,128	61.2%	12,513	62.5%	4,960	58.0%
Audit-related fees
● GDF SUEZ SA	537	2.5%	1,684	8.4%	126	1.5%
● Fully and proportionately consolidated subsidiaries	1,417	6.6%	2,423	12.1%	69	0.8%
Sub-total	21,069	98.3%	19,796	98.9%	8,437	98.6%
Other services
● Tax fees	353	1.6%	165	0.8%	49	0.6%
● All other fees	19	0.1%	57	0.3%	70	0.8%
Sub-total	372	1.7%	223	1.1%	118	1.4%
TOTAL(3)	21,441	100.0%	20,018	100.0%	8,556	100.0%

(1)	Amounts relating to the Group’s Internal Control procedures are €1,524,000 for Deloitte, €1,511,000 for Ernst & Young and €921,000 for Mazars.

(2)	Amounts relating to the merger and the stock market listing of SUEZ Environnement Company are €515,000 for Deloitte, €3,612,000 for Ernst & Young and €1,320,000 for Mazars.

(3)	Amounts relating to proportionately consolidated entities and which are associated with statutory audit assignments are €1,055,000 for Deloitte, €367,000 for Ernst & Young and €225,000 for Mazars.

The following table sets forth fees paid to the members of audit firms for professional audit services performed for SUEZ and its consolidated subsidiaries for fiscal year ended December 31, 2007.

	Ernst & Young		Deloitte & Associés
	Amount 2007	Percentage 2007	Amount 2007	Percentage 2007
	(in thousands of €)
Audit fees (statutory audit, certification, review of individual and consolidated financial statements) (1)(2)
● SUEZ SA	2,327	17.0%	2,399	13.2%
● Fully and proportionately consolidated subsidiaries	10,021	73.3%	13,035	71.5%
Audit-related fees
● SUEZ SA	212	1.6%	209	1.1%
● Fully and proportionately consolidated subsidiaries	638	4.7%	1,996	10.9%
Sub-total	13,198	96.5%	17,639	96.7%
Other services
● Tax fees	180	1.3%	491	2.7%
● All other fees	296	2.2%	102	0.6%
Sub-total	477	3.5%	594	3.3%
TOTAL(3)	13,675	100.0%	18,232	100.0%

(1)	Amounts relating to the Group’s Internal Control procedures are €1,672,000 for Deloitte and €1,342,000 for Ernst & Young.

(2)	Amounts relating to the merger and the stock market listing of SUEZ Environnement Company are €600,000 for Deloitte and €1,050,000 for Ernst & Young.

(3)	Amounts relating to proportionately consolidated entities and which are associated with statutory audit assignments are €1,770,000 for Deloitte and €111,000 for Ernst & Young.

The following table sets forth fees paid to the members of audit firms for professional audit services performed for Gaz de France and its consolidated subsidiaries for fiscal year ended December 31, 2007.

	Ernst & Young		Mazars
	Amount 2007	Percentage 2007	Amount 2007	Percentage 2007
	(in thousands of €)
Audit fees (statutory audit, certification, review of individual and consolidated financial statements) (1)(2)
● GDF SA	3,181	50.1%	2,691	63.9%
● Fully and proportionately consolidated subsidiaries	2,630	41.4%	1,397	33.2%
Audit-related fees
● GDF SA	285	4.5%	86	2.0%
● Fully and proportionately consolidated subsidiaries	0	0.0%	29	0.7%
Sub-total	6,096	96.0%	4,203	99.7%
Other services
● Legal, tax, corporate fees	257	4.0%	11	0.3%
● All other fees	0	0.0%	0	0.0%
Sub-total	257	4.0%	11	0.3%
TOTAL(2)	6,353	100.0%	4,214	100.0%

(1)	Amounts relating to the merger are €2,140,000 for Ernst & Young and €1,650,000 for Mazars.

(2)	Amounts relating to proportionately consolidated entities and which are associated with statutory audit assignments are €324,000 for Ernst & Young and €149,000 for Mazars.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Below is information regarding our purchases of equity securities from July through December 31, 2008, the period of public trading of the GDF SUEZ equity securities.

Period of Fiscal Year	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share (€)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs(2)
July 2008 (July 22-31)	277,500	41.4	277,500	218,875,768
August 2008	433,180	38.7	433,180	218,442,588
September 2008	11,184,128	35.3	11,184,128	207,258,460
October 2008	2,380,845	32.5	2,380,845	204,877,615
November 2008	702,989	34.5	702,989	204,174,626
December 2008	1,028,937	30.5	1,028,937	203,145,689

(1)
By resolution, the Shareholders Meeting of July 16, 2009 authorized the Company to buy and sell the Company's own shares for a period of up to 18 months at a maximum purchase price of 55 euros and in an amount up to 10% of the capital for an aggregate amount of up to 12 billion euros.  Between July 22, and December 31, 2008, GDF SUEZ purchased 16,007,579 of its own shares.

(2)
Based on 10% of the Company's share capital as of July 16, 2008, and after deducting the shares held by the Company for cancellation and to cover the share purchase option plans for Company employees, as well as after deducting the shares held by the subsidiaries.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

See pages F-4 through F-111 for the Consolidated Financial Statements of GDF SUEZ.

See pages PF-2 through PF-12 for the Unaudited Pro Forma Financial Information of GDF SUEZ

Index to Unaudited Pro Forma Financial Information	PF-1

ITEM 18.  FINANCIAL STATEMENTS AND INDEX TO FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibit Number

1.1	By-laws of GDF SUEZ dated as of January 21, 2009.

2.1	Depositary Agreement.[1]

2.2
The total amount of our long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of our long-term debt or that of our subsidiaries for which consolidated or Unconsolidated Financial Statements are required to be filed.

8.	For a list of our significant subsidiaries, see Note 30 to our Consolidated Financial Statements.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).

13.	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18USC 1350).

1 Incorporated by reference from Gaz de France’s Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on June 16, 2008.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

GDF SUEZ

By:	/s/ Gérard Mestrallet
	Name:	Gérard Mestrallet
	Title:	Chairman and Chief Executive Officer

Dated: June 26, 2009

DELOITTE & ASSOCIES 185, avenue Charles de Gaulle BP 136 92203 Neuilly-sur-Seine Cedex S.A. au capital de € 1.723.040 Commissaire aux Comptes Membre de la compagnie régionale de Versailles	ERNST & YOUNG et Autres 41, rue Ybry 92576 Neuilly-sur-Seine Cedex S.A.S. à capital variable Commissaire aux Comptes Membre de la compagnie régionale de Versailles	MAZARS 61, rue Henri Regnault 92075 Paris-La Défense Cedex S.A. au capital de € 8.320.000 Commissaire aux Comptes Membre de la compagnie régionale de Versailles

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and Directors of GDF SUEZ

We have audited the accompanying consolidated balance sheets of GDF SUEZ and its subsidiaries (the "Group") as of December 31, 2008 and the related consolidated income statements, cash flow statements, statements of changes in equity and statement of recognized income and expense for the year then ended.  These consolidated financial statements are the responsibility of the Group's management.  Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statements presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GDF SUEZ and subsidiaries as of December 31, 2008 and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards (“IFRS") as issued by the International Accounting Standards Board.

DELOITTE & ASSOCIES	ERNST &YOUNG et Autres	MAZARS

/s/ Jean-Paul Picard	/s/ Christian Mouillon	/s/ Philippe Castagnac

/s/ Pascal Pincemin	/s/ Nicole Maurin	/s/ Thierry Blanchetier

Neuilly-sur-Seine and Paris-La Défense, France
June 25, 2009

DELOITTE & ASSOCIES 185, avenue Charles de Gaulle BP 136 92203 Neuilly-sur-Seine Cedex S.A. au capital de € 1.723.040 Commissaire aux Comptes Membre de la compagnie régionale de Versailles	ERNST & YOUNG et Autres 41, rue Ybry 92576 Neuilly-sur-Seine Cedex S.A.S. à capital variable Commissaire aux Comptes Membre de la compagnie régionale de Versailles

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and Directors of former SUEZ now merged into GDF SUEZ

We have audited the accompanying consolidated balance sheets of former SUEZ now merged into GDF SUEZ and its subsidiaries (the "Group") as of December 31, 2007 and 2006, and the related consolidated income statements, cash flow statements, statements of changes in equity and statement of recognized income and expense for each of the years then ended.  These financial statements are the responsibility of the Group's management.  Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Group’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of former SUEZ now merged into GDF SUEZ and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS") adopted by the European Union and IFRS as issued by the International Accounting Standards Board.

DELOITTE & ASSOCIES	ERNST &YOUNG et Autres

/s/ Jean-Paul PICARD	/s/ Christian Mouillon

/s/ Pascal Pincemin	/s/ Nicole Maurin

Neuilly-sur-Seine, France
April 7, 2008

Consolidated balance sheets

Assets

In millions of euros	Notes	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Non-current assets
Intangible assets, net	10	10,691.6	3,497.7	3,488.1
Goodwill	9	27,510.1	14,902.8	13,404.6
Property, plant and equipment, net	11	63,482.1	22,597.1	21,002.8
Available-for-sale securities	14	3,309.0	4,120.7	2,816.5
Loans and receivables carried at amortized cost	14	2,303.5	2,107.0	2,170.1
Derivative instruments	14	2,893.4	1,140.1	1,014.1
Investments in associates	12	3,104.3	1,214.3	1,259.7
Other non-current assets	14	1,271.8	730.5	778.8
Deferred tax assets	7	618.4	1,085.0	871.0
TOTAL NON-CURRENT ASSETS		115,184.3	51,395.2	46,805.7
Current assets
Loans and receivables carried at amortized cost	14	1,346.4	331.3	298.8
Derivative instruments	14	9,439.9	3,363.3	3,318.6
Trade and other receivables	14	22,729.3	11,869.3	10,412.2
Inventories		4,208.9	1,571.8	1,483.4
Other current assets	14	4,481.0	2,556.5	2,336.6
Financial assets at fair value through income	14	768.9	1,319.5	833.0
Cash and cash equivalents	14	9,049.3	6,720.2	7,946.3
TOTAL CURRENT ASSETS		52,023.7	27,732.0	26,628.9
TOTAL ASSETS		167,208.0	79,127.2	73,434.6

Equity and Liabilities

In millions of euros	Notes	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Shareholders’ equity		57,747.7	22,192.8	19,503.8
Minority interests		5,070.6	2,668.1	3,060.0
TOTAL EQUITY	16	62,818.3	24,860.9	22,563.8
Non-current liabilities
Provisions	17	12,607.0	8,448.5	8,419.7
Long-term borrowings	14	24,200.4	14,526.0	13,000.6
Derivative instruments	14	2,889.6	800.9	711.7
Other financial liabilities	14	859.1	778.0	467.5
Other non-current liabilities		1,277.7	1,004.5	917.3
Deferred tax liabilities	7	10,546.4	1,643.6	1,444.5
TOTAL NON-CURRENT LIABILITIES		52,380.1	27,201.5	24,961.3
Current liabilities
Provisions	17	2,185.7	1,106.6	1,366.1
Short-term borrowings	14	14,641.0	7,129.8	6,678.5
Derivative instruments	14	9,472.4	3,201.9	3,369.5
Trade and other payables	14	17,914.7	10,038.1	9,209.4
Other current liabilities		7,795.8	5,588.4	5,286.0
TOTAL CURRENT LIABILITIES		52,009.6	27,064.8	25,909.5
TOTAL EQUITY AND LIABILITIES		167,208.0	79,127.2	73,434.6

Data for 2007 and 2006 correspond to the historical published consolidated financial statements of the SUEZ Group. Data for 2008 include the former SUEZ entities, and the contribution of former Gaz de France entities as of July 22, 2008. Unaudited pro forma financial information is presented in this Annual Report on Form 20-F beginning on page PF-1.

Amounts in tables are generally expressed in millions of euros. In certain cases, rounding may cause slight discrepancies in the lines and columns showing totals and changes.

The accompanying notes are an integral part of these consolidated statements.

Consolidated income statements

In millions of euros	Notes	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Revenues		67,923.8	47,475.4	44,289.2
Purchases		(35,879.0)	(21,289.4)	(21,010.0)
Personnel costs		(9,679.0)	(8,141.5)	(7,640.8)
Depreciation, amortization and provisions		(3,713.5)	(1,912.7)	(1,684.8)
Other operating income and expenses, net		(12,428.8)	(10,956.4)	(9,457.1)
INCOME FROM OPERATING ACTIVITIES BEFORE MARK-TO-MARKET ON COMMODITY CONTRACTS OTHER THAN TRADING INSTRUMENTS, IMPAIRMENT, RESTRUCTURING COSTS AND DISPOSALS OF ASSETS, NET	4	6,223.6	5,175.4	4,496.5
Mark-to-market on commodity contracts other than trading instruments		563.6	67.8	17.1
Impairment of property, plant and equipment, intangible assets and financial assets		(811.8)	(132.0)	(150.3)
Restructuring costs		(254.2)	(42.6)	(88.8)
Disposals of assets, net		1,957.7	339.4	1,093.1
INCOME FROM OPERATING ACTIVITIES	5	7,678.8	5,408.0	5,367.6
Financial expenses		(2,377.8)	(1,709.5)	(1,610.6)
Financial income		883.7	987.4	879.6
NET FINANCIAL LOSS	6	(1,494.1)	(722.1)	(731.0)
Income tax expense	7	(911.9)	(527.5)	(815.1)
Share in net income of associates	12	318.3	457.9	372.7
NET INCOME		5,591.2	4,616.3	4,194.2
Net income Group share		4,857.1	3,923.5	3,606.3
Minority interests		734.0	692.7	587.9
Earnings per share	8	2.98	3.24	3.00
Diluted earnings per share	8	2.95	3.19	2.96

Data for 2007 and 2006 correspond to the historical published consolidated financial statements of the SUEZ Group. Data for 2008 include the former SUEZ entities, and the contribution of former Gaz de France entities as of July 22, 2008. Unaudited pro forma financial information is presented in this Annual Report on Form 20-F beginning on page PF-1.

The accompanying notes are an integral part of these consolidated statements.

Consolidated cash flow statements

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Net income	5,591.2	4,616.3	4,194.2
- Share in net income of associates	(318.3)	(457.9)	(372.7)
+ Dividends received from associates	358.1	229.8	355.7
- Net depreciation, amortization and provisions	3,986.0	1,925.3	1,743.3
- Net capital gains on disposals (incl. reversals of provisions)	(1,957.7)	(339.4)	(1,097.7)
- Mark-to-market on commodity contracts other than trading instruments	(563.6)	(67.8)	(17.1)
- Other items with no cash impact	184.4	110.8	31.7
- Income tax expense	911.9	527.5	815.1
- Net financial loss	1,494.1	722.1	731.0
Cash generated from operations before income tax and working capital requirements	9,686.1	7,266.6	6,383.5
+ Tax paid	(1,806.3)	(1,005.6)	(985.4)
Change in working capital requirements	(3,486.6)	(244.3)	(225.9)
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	4,393.1	6,016.6	5,172.2
Acquisitions of property, plant and equipment and intangible assets	(9,125.0)	(3,129.7)	(2,367.6)
Acquisitions of entities net of cash and cash equivalents acquired	(723.2)	(1,508.3)	(1,088.2)
Acquisitions of available-for-sale securities	(517.5)	(1,361.9)	(315.6)
Disposals of property, plant and equipment and intangible assets	127.6	131.1	181.8
Disposals of entities net of cash and cash equivalents sold	2,538.1	554.9	2,009.9
Disposals of available-for-sale securities	110.3	406.3	777.8
Interest received on non-current financial assets	129.9	116.0	151.3
Dividends received on non-current financial assets	219.6	202.4	288.7
Change in loans and receivables originated by the Group and other	(107.7)	(92.1)	(4.0)
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(7,347.9)	(4,681.2)	(365.9)
Dividends paid	(3,900.4)	(1,968.5)	(1,720.9)
Repayment of borrowings and debt	(5,101.0)	(7,579.0)	(8,744.0)
Change in financial assets at fair value through income	517.8	(265.3)	346.3
Interest paid	(1,482.6)	(1,230.9)	(1,081.4)
Interest received on cash and cash equivalents	260.7	272.8	326.9
Increase in borrowings and debt	15,666.5	8,478.7	3,538.3
Increase in capital	246.7	832.9	162.4
Assignment of litigious receivables
Treasury stock movements	(679.9)	(1,058.2)	234.3
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	5,527.9	(2,517.5)	(6,938.1)
Effect of changes in consolidation method, exchange rates and other	(248.4)	(44.0)	(296.3)
TOTAL CASH FLOW FOR THE PERIOD	2,324.7	(1,226.1)	(2,428.1)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,720.2	7,946.3	10,374.4
CASH AND CASH EQUIVALENTS AT END OF PERIOD	9,049.3	6,720.2	7,946.3

Data for 2007 and 2006 correspond to the historical published consolidated financial statements of the SUEZ Group. Data for 2008 include the former SUEZ entities, and the contribution of former Gaz de France entities as of July 22, 2008. Unaudited pro forma financial information is presented in this Annual Report on Form 20-F beginning on page PF-1.

The accompanying notes are an integral part of these consolidated statements.

Consolidated statements of changes in equity

	Number of shares	Share capital	Additional paid-in capital	Consolidated Reserves and net income	Fair value adjustments and other	Treasury stock	Cumulative translation adjustment	Share-holders’ equity	Minority interests	Total
Equity under IFRS at December 31, 2005	1,270,756,255	2,541.4	11,378.9	2,061.7	37.3	(355.7)	592.3	16,255.9	2,567.3	18,823.2
Income and expense recognized directly in equity					842.9		(349.9)	493.0	(84.5)	408.5
Net income				3,606.3				3,606.3	587.9	4,194.2
Employee share issues and share-based payment	6,388,344	12.8	149.3	42.9				205.0		205.0
Non-cash capital increase	299,804	0.6	6.2					6.8		6.8
Dividends paid				(1,260.2)				(1,260.2)	(460.7)	(1,720.9)
Net acquisitions of treasury stock				10.7		223.5		234.2		234.2
Other changes				(37.2)				(37.2)	450.0	412.8
Equity under IFRS at December 31, 2006	1,277,444,403	2,554.8	11,534.4	4,424.2	880.2	(132.2)	242.4	19,503.8	3,060.0	22,563.8
Income and expense recognized directly in equity					787.1		(386.5)	400.7	36.5	437.2
Net income				3,923.5				3,923.5	692.8	4,616.3
Employee share issues and share-based payment	29,599,119	59.2	767.6	116.6				943.4		943.4
Dividends paid				(1,513.8)				(1,513.8)	(448.4)	(1,962.2)
Net acquisitions of treasury stock				17.6		(1,082.5)		(1,064.9)	3.6	(1,061.2)
Other changes									(676.4)	(676.4)
Equity under IFRS at December 31, 2007	1,307,043,522	2,614.1	12,302.0	6,968.1	1,667.3	(1,214.7)	(144.1)	22,192.8	2,668.1	24,860.9
Income and expense recognized directly in equity					(2,198.0)		(529.2)	(2,727.2)	(507.0)	(3,234.2)
Net income				4,857.4				4,857.4	734.0	5,591.4

	Number of shares	Share capital	Additional paid-in capital	Consolidated Reserves and net income	Fair value adjustments and other	Treasury stock	Cumulative translation adjustment	Share-holders’ equity	Minority interests	Total
Employee share issues and share-based payment	4,009,571	5.9	77.4	169.0				252.3		252.3
Dividends paid				(3,442.8)				(3,442.8)	(466.7)	(3,909.5)
Net acquisitions of treasury stock				31.1		(720.0)		(688.9)	4.0	(684.9)
Gaz de France acquisition	1,207,660,692	1,207.7	16,878.9	21,731.2				39,817.8	620.0	40,437.8
Conversion into GDF SUEZ shares (a)	(325,069,965)	(1,633.8)		1,440.4		193.4
Other impacts related to GDF acquisition				(274.0)				(274.0)		(274.0)
SUEZ Environnement Company spin-off				(2,289.0)				(2,289.0)	2,289.0
Impact of Distrigas & Fluxys remedies									(849.0)	(849.0)
Other changes				49.3				49.3	578.2	627.5
Equity under IFRS at December 31, 2008	2,193,643,820	2,193.9	29,258.3	29,240.7	(530.7)	(1,741.3)	(673.3)	57,747.7	5,070.6	62,818.3
(a) See Note 16 to the 2008 Consolidated Financial Statements.

Data for 2007 and 2006 correspond to the historical published consolidated financial statements of the SUEZ Group. Data for 2008 include the former SUEZ entities, and the contribution of former Gaz de France entities as of July 22, 2008. Unaudited pro forma financial information is presented in this Annual Report on Form 20-F beginning on page PF-1.

The accompanying notes are an integral part of these consolidated statements.

Consolidated statements of recognized income and expense

	Total at Dec. 31, 2008	Of which share-holders’ equity	Of which minority interests	Total at Dec. 31, 2007	Of which share-holders’ equity	Of which minority interests	Total at Dec. 31, 2006	Of which share-holders’ equity	Of which minority interests
Available-for-sale financial assets	(690.3)	(669.1)	(21.2)	395.8	353.7	42.2	293.6	290.4	3.2
Net investment hedges	78.7	55.4	23.3	5.7	4.2	1.4	42.4	42.4
Cash flow hedges	(419.1)	(303.0)	(116.0)	(71.2)	(61.9)	(9.3)	89.9	87.3	2.6
Commodity cash flow hedges	(1,469.3)	(1,436.8)	(32.5)	351.6	342.8	8.8	640.0	658.5	(18.5)
Actuarial gains and losses	(638.5)	(571.3)	(67.2)	397.2	381.5	15.6	54.4	52.4	2.0
Deferred taxes	826.1	781.5	44.6	(254.3)	(247.4)	(6.9)	(314.3)	(318.3)	4.0
Translation adjustments	(922.0)	(584.0)	(338.0)	(387.8)	(372.4)	(15.4)	(397.5)	(319.7)	(77.8)
Income and expense recognized directly in equity	(3,234.2)	(2,727.2)	(507.0)	437.2	400.7	36.5	408.5	493.0	(84.5)
Net income	5,591.4	4,857.4	734.0	4,616.3	3,923.5	692.8	4,194.2	3,606.3	587.9
TOTAL RECOGNIZED INCOME AND EXPENSE FOR THE PERIOD	2,357.2	2,130.2	227.0	5,053.5	4,324.2	729.3	4,602.7	4,099.3	503.4

Data for 2007 and 2006 correspond to the historical published consolidated financial statements of the SUEZ Group. Data for 2008 include the former SUEZ entities, and the contribution of former Gaz de France entities as of July 22, 2008. Unaudited pro forma financial information is presented in this Annual Report on Form 20-F beginning on page PF-1.

The accompanying notes are an integral part of these consolidated statements.

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On March 4, 2009, the Group’s Board of Directors approved and authorized for issue the consolidated financial statements of the Group for the year ended December 31, 2008.

1.1	Basis of preparation

Pursuant to European Regulation (EC) 809/2004 on prospectus dated April 29, 2004, financial information concerning the assets, liabilities, financial position, and profit and loss of GDF SUEZ has been provided for the last three reporting periods (ended December 31, 2006, 2007 and 2008). These information were prepared in accordance with European Regulation (EC) 1606/2002 on international accounting standards (IFRS) dated July 19, 2002. The Group’s consolidated financial statements for the year ended December 31, 2008 have been prepared in accordance with IFRS as published by the International Accounting Standards Board (IASB) and IFRS as endorsed by European Union (1).

GDF SUEZ has applied IFRIC 12 since December 31, 2006. The Group considers that this interpretation, although still under review by the European Union, is compliant with the standards already adopted and may therefore be used as guidance (2).

The accounting standards applied in the consolidated financial statements for the year ended December 31, 2008 are consistent with those used to prepare the consolidated financial statements for the year ended December 31, 2007, except for those described in sections 1.1.1 and 1.1.2.

1.1.1	IFRS standards, amendments and IFRIC interpretations applicable to the 2008 annual financial statements

•	IFRIC 14 (3) – IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

This interpretation does not have a material impact on the Group’s consolidated financial statements.

•	IFRIC 11 – IFRS 2 – Group and Treasury Share Transactions

This interpretation clarifies the accounting treatment to be applied by a subsidiary which receives a share-based payment involving the equity instruments of its parent company for which the parent chooses to buy treasury shares to settle its obligation. This interpretation has no impact on the Group’s consolidated financial statements.

•	Amendments to IAS 39 and IFRS 7 – Reclassification of financial assets

The amendment to IAS 39 was introduced as a response to the financial crisis and allows entities, in limited circumstances, to reclassify financial instruments out of the “Financial assets at fair value through profit and loss” category. Under certain conditions, the amendment also allows entities to reclassify financial instruments from the “Financial assets at fair value through profit and loss” and “Available-for-sale financial assets” categories to the “Loans and receivables” category.

These amendments have no impact on the Group’s consolidated financial statements.

Since December 31, 2006, the Group has applied IFRIC 12. This interpretation is effective as of 2008.

1.1.2	IFRS standards and IFRIC interpretations effective after 2008 that the Group has elected to early adopt

IFRS 8 – Operating Segments

This standard replaces IAS 14 and aligns required segment disclosures with segment reporting as prescribed by the US standard SFAS 131. SFAS 131 states that operating segments must be presented using the “management approach”. IFRS 8 does not affect the Group’s performance or financial position, but changes the information presented.

The Group provides the following segment information for the operating segments listed below.

Segment information

•	revenues (internal and external);

(1)	Available on the European Commission’s website: http://ec.europa.eu/internal_market/accounting/

(2)
As stated in the November 2003 Comments concerning certain Articles of European Regulation (EC) 1606/2002 of the European Parliament and of the Council on the application of international accounting standards, the Fourth Council Directive 78/660/EEC of July 25, 1978 and the Seventh Council Directive 83/349/EEC of June 13, 1983 on accounting.

(3)	Endorsed by the European Union in December 2008 and mandatorily applicable in the European Union to financial periods beginning on or after December 31, 2008.

•	EBITDA;

•	Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net;

•	depreciation and amortization;

•	capital employed;

•	capital expenditure.

Geographical information

•	revenues;

•	capital employed.

Operating segments

•	Energy France;

•	Energy Benelux & Germany;

•	Energy Europe;

•	Energy International;

•	Global Gas & LNG;

•	Infrastructures;

•	Energy Services;

•	Environnement;

IAS 23 – Borrowing Costs

The revision to this standard issued in 2007 eliminates the option of expensing borrowing costs.

The application of IAS 23 (revised in 2007) has no impact on the consolidated financial statements as the Group has always applied the allowed alternative treatment whereby borrowing costs that are directly attributable to the construction of a qualifying asset are capitalized as part of the cost of that asset.

1.1.3	IFRS standards and IFRIC interpretations effective after 2008 that the Group has elected not to early adopt in 2008

The impact resulting from the application of these standards and interpretations is currently being assessed.

•	Revised IAS 1 (2007) – Presentation of Financial Statements;

•	Revised IFRS 3 – Business Combinations (phase 2) (1) ;

•	Revised IAS 27 – Consolidated and Separate Financial Statements (1);

•	Amendment to IAS 32 – Puttable Instruments and Obligations Arising on Liquidation (1);

•	Amendment to IAS 39 – Exposures Qualifying for Hedge Accounting (1);

•	Amendment to IFRS 2 – Vesting Conditions and Cancellations;

•	Amendment to IFRS 1 – Investments in Subsidiaries, Jointly Controlled Entities and Associates;

•	IFRIC 13 – Customer Loyalty Programmes;

•	IFRIC 15 – Agreements for the Construction of Real Estate (1);

•	IFRIC 16 – Hedges of a Net Investment in a Foreign Operation (1);

•	IFRIC 17 – Distributions of Non-cash Assets to Owners (1);

•
In May 2008, the IASB published a first series of amendments to its standards (“Annual Improvements to IFRS”) with the aim of eliminating certain inconsistencies and clarifying the wording of the standards. Specific transitional provisions are provided for each amendment.

1.1.4	Reminder of IFRS 1 transition options

The Group used some of the options available under IFRS 1 for its transition to IFRS in 2005. The options that continue to have an effect on the consolidated financial statements are:

(1)	Endorsed by the European Union in December 2008 and mandatorily applicable in the European Union to financial periods beginning on or after December 31, 2008.

•	translation adjustments: the Group elected to reclassify cumulative translation adjustments within consolidated equity at January 1, 2004;

•	business combinations: the Group elected not to restate business combinations that took place prior to January 1, 2004 in accordance with IFRS 3.

1.2	Measurement basis

The consolidated financial statements have been prepared using the historical cost convention, except for some financial instruments measured at fair value in conformity with IAS 39.

1.3	Use of judgments and estimates

The crisis which has been raging across financial markets over the last 15 months has prompted the Group to step up its risk oversight procedures and include an assessment of risk – particularly counterparty risk – in pricing its financial instruments. The Group’s estimates, business plans and discount rates used for impairment tests and for calculating provisions take into account the crisis conditions and the resulting extreme market volatility.

1.3.1	Estimates

The preparation of consolidated financial statements requires the use of estimates and assumptions to determine the value of assets and liabilities, and contingent assets and liabilities at the balance sheet date, and revenues and expenses reported during the period.

Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates in light of currently available information. Final outcomes could differ from those estimates.

The main estimates used in preparing the Group’s consolidated financial statements relate chiefly to:

•	measurement of the fair value of Gaz de France assets and liabilities within the scope of the business combination;

•	measurement of the recoverable amount of property, plant and equipment and intangible assets (see section 1.4.4 and 1.4.5);

•	measurement of provisions, particularly for nuclear waste processing and storage, dismantling obligations, disputes, pensions and other employee benefits (see section 1.4.15);

•	financial instruments (see section 1.4.11);

•	un-metered revenues;

•	measurement of tax loss carry-forwards assets.

1.3.1.1	Measurement of the fair value of Gaz de France assets acquired and liabilities assumed

The key assumptions used to measure the fair value of the Gaz de France assets acquired and liabilities assumed notably include values assigned to the regulated asset base for regulated activities, estimated future oil and gas prices, changes in the euro/dollar exchange rate, the market outlook for the measurement of future cash flows, and the applicable discount rate.

These assumptions reflect Management’s best estimates.

1.3.1.2	Recoverable amount of property, plant and equipment and intangible assets

The recoverable amount of goodwill, intangible assets and property, plant and equipment is based on estimates and assumptions regarding in particular the expected market outlook and future cash flows associated with the assets. Any changes in these assumptions may have a material impact on the measurement of the recoverable amount and could result in adjustments to the impairment expenses already booked.

1.3.1.3	Estimates of provisions

Parameters having a significant influence on the amount of provisions, and particularly, but not solely, those relating to nuclear power generation sites, include the timing of expenditure and the discount rate applied to cash flows, as well as the actual level of expenditure. These parameters are based on information and estimates deemed to be appropriate by the Group at the current time.

To the Group’s best knowledge, there is no information suggesting that the parameters used taken as a whole are not appropriate. Further, the Group is not aware of any developments that are likely to have a material impact on the provisions booked.

1.3.1.4	Pensions and other employee benefit obligations

Pension commitments and other employee benefit obligations are measured on the basis of actuarial assumptions. The Group considers that the assumptions used to measure its obligations are appropriate and documented. However, any changes in these assumptions may have a material impact on the resulting calculations.

1.3.1.5	Financial instruments

To determine the fair value of financial instruments that are not listed on an active market, the Group uses valuation techniques that are based on certain assumptions. Any change in these assumptions could have a material impact on the resulting calculations.

1.3.1.6	Revenues

Revenues generated from types of customers whose energy consumption is metered during the accounting period, particularly customers supplied with low-voltage electricity or low-pressure gas, are estimated at the balance sheet date based on historical data, consumption statistics and estimated selling prices. Network sales have become more difficult to calculate since the deregulation of the Belgian energy market in view of the larger number of grid operators. The Group is allocated a certain volume of energy transiting through the networks by the grid managers. The final allocations are often only known several months down the line, which means that revenue figures are only an estimate. However, the Group has developed measuring and modeling tools allowing it to estimate revenues with a satisfactory degree of accuracy and subsequently ensure that risks of error associated with estimating quantities sold and the resulting revenues can be considered as not material. In France, delivered unbilled natural gas (“gas in the meter”) is calculated using a method factoring in average energy sale prices and historical consumption data. The average price used takes account of the category of customer and the age of the delivered unbilled “gas in the meter”. These estimates fluctuate according to the assumptions used to determine the portion of unbilled revenues at year-end.

1.3.1.7	Measurement of tax loss carry-forward assets

Deferred tax assets are recognized on tax loss carry-forwards when it is probable that taxable profit will be available against which the tax loss carry-forwards can be utilized. Estimates of taxable profits and utilizations of tax loss carry-forwards were prepared on the basis of profit and loss forecasts as included in the medium-term business plan.

1.3.2	Judgments

As well as relying on estimates, Group management also makes judgments to define the appropriate accounting policies to apply to certain activities and transactions when the effective IFRS standards and interpretations do not specifically deal with related accounting issues.

In particular, the Group exercised its judgment in determining the classification of certain Gaz de France assets and liabilities resulting from the business combination, the accounting treatment applicable to concession contracts, the classification of arrangements which contain a lease, the recognition of acquisitions of minority interests, and the identification of commodity purchase and sale “own use” contracts as defined by IAS 39.

In accordance with IAS 1, the Group’s current and non-current assets and liabilities are shown separately on the consolidated balance sheet. For most of the Group’s activities, the breakdown into current and non-current items is based on when assets are expected to be realized, or liabilities extinguished. Assets expected to be realized or liabilities extinguished within 12 months of the balance sheet date are classified as current, while all other items are classified as non-current.

1.4	Significant accounting policies

1.4.1	Scope and methods of consolidation

The consolidation methods used by the Group consist of the full consolidation method, the proportionate consolidation method and the equity method:

•	subsidiaries (companies over which the Group exercises exclusive control) are fully consolidated;

•	companies over which the Group exercises joint control are consolidated by the proportionate method, based on the Group’s percentage interest;

•
the equity method is used for all associate companies over which the Group exercises significant influence. In accordance with this method, the Group recognizes its proportionate share of the investee’s net income or loss on a separate line of the consolidated income statement under “Share in net income of associates”.

The Group analyzes what type of control exists on a case-by-case basis, taking into account the situations illustrated in IAS 27, 28 and 31.

The special purpose entities set up in connection with the Group’s securitization programs that are controlled by the Group are consolidated in accordance with the provisions of IAS 27 concerning consolidated financial statements and the related interpretation SIC 12 concerning the consolidation of special purpose entities.

All intra-group balances and transactions are eliminated on consolidation.

A list of the main fully and proportionately consolidated companies, together with investments accounted for by the equity method, is presented in the notes to the consolidated financial statements.

1.4.2	Foreign currency translation methods

1.4.2.1	Presentation currency of the consolidated financial statements

The Group’s consolidated financial statements are presented in euros (€), which is its functional currency.

1.4.2.2	Functional currency

Functional currency is the currency of the primary economic environment in which an entity operates, which in most cases corresponds to local currency. However, certain entities may have a functional currency different from local currency when that other currency is used for an entity’s main transactions and better reflects its economic environment.

1.4.2.3	Foreign currency transactions

Foreign currency transactions are recorded in the functional currency at the exchange rate prevailing on the date of the transaction. At each balance sheet date:

•
monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. The related translation gains and losses are recorded in the consolidated statement of income for the year to which they relate;

•	non-monetary assets and liabilities denominated in foreign currencies are recognized at the historical cost applicable at the date of the transaction.

1.4.2.4	Translation of the financial statements of subsidiaries with a functional currency other than the euro (the presentation currency)

The balance sheets of these subsidiaries are translated into euros at the official year-end exchange rates. Income statement and cash flow statement items are translated using the average exchange rate for the year. Any differences arising from the translation of the financial statements of these subsidiaries are recorded under “Cumulative translation differences” within equity.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are classified as assets and liabilities of those foreign entities and are therefore denominated in the functional currencies of the entities and translated at the year-end exchange rate.

Translation differences previously recorded under equity are taken to the consolidated income statement on the disposal of a foreign entity.

1.4.3	Business combinations

For business combinations carried out since January 1, 2004, the Group applies the purchase method as defined in IFRS 3, which consists in recognizing the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair values at the acquisition date.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree; plus any costs directly attributable to the business combination. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably.

The Group may recognize any adjustments to provisional values as a result of completing the initial accounting of a business combination within 12 months of the acquisition date.

1.4.4	Intangible assets

Intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

1.4.4.1	Goodwill

Recognition of goodwill

Goodwill represents the excess of the cost of a business combination (acquisition price of shares plus any costs directly attributable to the business combination) over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities recognized at the acquisition date (except if the business combination is achieved in stages).

For a business combination achieved in stages – i.e., where the Group acquires a subsidiary through successive share purchases – the amount of goodwill is determined for each exchange transaction separately based on the fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities at the date of each exchange transaction. Any difference arising from the application of these fair values to the Group’s existing interest and to minority interests is a revaluation and is therefore recognized in equity.

In the absence of specific IFRS guidance addressing acquisitions of minority interests, the Group continues not to recognize any additional fair value adjustments to identifiable assets and liabilities when it acquires additional shares in a subsidiary that is already fully consolidated. In such a case, the additional goodwill corresponds to the excess of the acquisition price of the additional shares purchased over the Group’s additional interest in the net assets of the company concerned.

If the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of the business combination, the excess is recognized immediately in the consolidated income statement.

Goodwill relating to associate companies is recorded under “Investments in associates”.

Measurement of goodwill

Goodwill is not amortized but tested for impairment each year, or more frequently where an indication of impairment is identified. Impairment tests are carried out at the level of cash-generating units (CGUs) which constitute groups of assets generating cash inflows that are largely independent of the cash inflows from other cash-generating units.

The methods used to carry out these impairment tests are described in section 1.4.8 “Recoverable amount of property, plant and equipment and intangible assets”.

Impairment losses in relation to goodwill cannot be reversed and are shown under “Impairment” in the consolidated income statement.

Impairment losses on goodwill relating to associate companies are reported under “Share in net income of associates”.

1.4.4.2	Other intangible assets

Development costs

Research costs are expensed as incurred.

Development costs are capitalized when the asset recognition criteria set out in IAS 38 are met. Capitalized development costs are amortized over the useful life of the intangible asset recognized. In view of the Group’s activities, capitalized development costs are not material.

Other internally-generated or acquired intangible assets

Other intangible assets include mainly:

•	amounts paid or payable as consideration for rights relating to concession contracts or public service contracts;

•	customer portfolios acquired on business combinations;

•
power station capacity rights: the Group helped finance the construction of certain nuclear power stations operated by third parties and in consideration received the right to purchase a share of the production over the useful life of the assets. These rights are amortized over the useful life of the underlying assets, not to exceed 40 years;

•	surface and underground water drawing rights, which are not amortized as they are granted indefinitely;

•	concession assets;

•	the GDF Gaz de France brand and gas supply contracts acquired as part of the business combination with Gaz de France in 2008.

Intangible assets are amortized on a straight-line basis over the following useful lives (in years):

	Useful life
	Minimum	Maximum
Concession rights	10	65
Customer portfolios	10	40
Other intangible assets	1	40

Some intangible assets with an indefinite useful life such as trademarks and water drawing rights are not amortized.

1.4.5	Property, plant and equipment

1.4.5.1	Initial recognition and subsequent measurement

Items of property, plant and equipment are recognized at historical cost less any accumulated depreciation and any accumulated impairment losses.

The carrying amount of these items is not revalued as the Group has elected not to apply the allowed alternative method, which consists of regularly revaluing one or more categories of property, plant and equipment.

Investment subsidies are deducted from the gross value of the assets concerned.

In accordance with IAS 16, the initial cost of the item of property, plant and equipment includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present legal or constructive obligation to dismantle the item or restore the site. A corresponding provision for this obligation is recorded for the amount of the asset component.

Property, plant and equipment acquired under finance leases is carried in the consolidated balance sheet at the lower of market value and the present value of the related minimum lease payments. The corresponding liability is recognized under borrowings. These assets are depreciated using the same methods and useful lives as set out below.

The Group applies IAS 23 as amended, whereby borrowing costs that are directly attributable to the construction of the qualifying asset are capitalized as part of the cost of that asset.

Cushion gas

“Cushion” gas injected into underground storage facilities is essential for ensuring that reservoirs can be operated effectively, and is therefore inseparable from these reservoirs. Unlike “working” gas which is included in inventories, cushion gas is reported in property, plant and equipment. It is measured at average purchase price regardless of its source, plus regasification, transportation and injection costs.

1.4.5.2	Depreciation

In accordance with the components approach, each significant component of an item of property, plant and equipment with a different useful life from that of the main asset to which it relates is depreciated separately over its own useful life.

Property, plant and equipment are depreciated using the straight-line method over the following useful lives:

Main depreciation periods (years)	Minimum	Maximum
Plant and equipment
• Energy
Storage - Production - Transport - Distribution	5	60
Installation - Maintenance	3	10
Hydraulic plants and equipments	20	65
• Environment	2	70
Other property, plant and equipment	2	33

The range of useful lives is due to the diversity of the assets in each category. The minimum periods relate to smaller equipment and furniture, while the maximum periods concern network infrastructures and storage facilities. In accordance with the law of January 31, 2003 adopted by the Belgian Chamber of Representatives with respect to the gradual phase-out of nuclear energy for the industrial production of electricity, the useful lives of nuclear power stations were reviewed and adjusted prospectively to 40 years as from 2003.

Fixtures and fittings relating to the hydro plant operated by the Group are depreciated over the shorter of the contract term and useful life of the assets, taking into account the renewal of the concession period if such renewal is considered to be reasonably certain.

Cushion gas is depreciated on a straight-line basis over a period of 60 years.

1.4.6	Assets relating to the exploration and production of mineral resources

The Group applies IFRS 6 – Exploration for and Evaluation of Mineral Resources.

Geological and geophysical costs are expensed in the year in which they are incurred.

Exploration costs are recognized as construction-in-progress before the confirmation of the technical feasibility and commercial viability of extracting resources. Exploratory drilling costs are initially capitalized when the following two conditions are met:

•	there has been sufficient reserves found to justify completion as a producing well if the required capital expenditure is made;

•
the Group has made significant progress in determining that reserves exist and that the project is technically viable. This progress is assessed based on criteria such as whether the any additional exploratory work (drilling, seismic studies or other significant surveys) is underway or firmly planned for the near future. Progress is also assessed based on any expenses incurred in conducting development studies and on the fact that the Group may be required to wait for the relevant government or third party authorizations for the project, or for available transport capacity or treatment capacity at existing facilities.

In accordance with the “successful efforts” method, when the exploratory phase has resulted in proved, commercially viable reserves, the related costs are reported in property, plant and equipment and depreciated over the period during which the reserves are extracted. Otherwise, the costs are expensed as incurred.

Depreciation begins when the oil field is brought into production.

Production assets including site rehabilitation costs are depreciated using the unit of production method (UOP) in proportion to the depletion of the oil field, and based on proven developed reserves.

1.4.7	Concession Arrangements

SIC 29, Disclosure – Service Concession Arrangements was published in May 2001 and prescribes the information that should be disclosed in the notes to the financial statements of a concession grantor and a concession operator.

Treatment of concessions under IFRIC 12

On November 30, 2006, the IFRIC published IFRIC 12 – Service Concession Arrangements, which deals with the accounting treatment to be applied by the concession operator in respect of certain concession arrangements. The Group decided to early adopt the provisions of this interpretation, which came into force in 2008.

These interpretations set out the common features of concession arrangements:

•	concession arrangements involve the provision of a public service and the management of associated infrastructure, together with specific capital renewal and replacement obligations;

•	the grantor is contractually obliged to offer these services to the public (this criterion must be met for the arrangement to qualify as a concession);

•	the operator is responsible for at least some of the management of the infrastructure and does not merely act as an agent on behalf of the grantor;

•	the contract sets the initial prices to be levied by the operator and regulates price revisions over the concession period.

For a concession arrangement to fall within the scope of IFRIC 12, the concession grantor must control usage of the infrastructure. This requirement is met when:

•	the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

•	the grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

Under IFRIC 12, the operator’s rights over infrastructure operated under concession arrangements should be accounted for based on the party responsible for payment: Accordingly:

•
the “intangible asset” model is applied when the concession operator has the right to charge for use of the public sector asset, and when users have primary responsibility to pay the operator for the services;

•
and the “financial asset” model is applied when the concession operator has an unconditional right to receive cash or another financial asset, either directly from the grantor or indirectly by means of a guarantee provided by the grantor for amounts receivable from users of the public sector asset (for example, via a contractually guaranteed internal rate of return), or in other words, when the grantor is primarily responsible for payment.

“Primary responsibility” signifies that while the identity of the payer of the services is not an essential criterion, the person ultimately responsible for payment should be identified.

In cases where the local authority pays the Group but merely acts as an intermediary fee collector and does not guarantee the amounts receivable (“pass through arrangement”), the intangible asset model should be used to account for the concession since the users are, in substance, primarily responsible for payment.

However, where the users pay the Group, but the local authority guarantees the amounts that will be paid over the term of the contract (e.g., via a guaranteed internal rate of return), the financial asset model should be used to account for the concession infrastructure, since the local authority is, in substance, primarily responsible for payment. In practice, the financial asset model is mainly used to account for BOT (Build, Operate and Transfer) contracts entered into with local authorities for public services such as wastewater treatment and household waste incineration.

Pursuant to these principles:

•	infrastructure to which the operator is given access by the grantor of the concession at no consideration is not recognized in the consolidated balance sheet;

•	start-up capital expenditure is recognized as follows:

-
under the intangible asset model, the fair value of construction and other work on the infrastructure represents the cost of the intangible asset and should be recognized when the infrastructure is built provided that this work is expected to generate future economic benefits (e.g., the case of work carried out to extend the network). Where no such economic benefits are expected, the present value of commitments in respect of construction and other work on the infrastructure is recognized from the outset, with a corresponding adjustment to concession liabilities,

-	under the financial asset model, the amount receivable from the grantor is recognized at the time the infrastructure is built, at the fair value of the construction and other work carried out,

-
when the grantor has a payment obligation for only part of the investment, the cost is recognized in financial assets for the amount guaranteed by the grantor, with the balance included in intangible assets (“mixed model”).

Renewal costs consist of obligations under concession arrangements with potentially different terms and conditions (obligation to restore the site, renewal plan, tracking account, etc.).

Renewal costs are recognized as either (i) intangible or financial assets depending on the applicable model when the costs are expected to generate future economic benefits (i.e., they bring about an improvement); or (ii) expenses, where no such benefits are expected to be generated (i.e., the infrastructure is restored to its original condition).

Costs incurred to restore the asset to its original condition are recognized as a renewal asset or liability when there is a timing difference between the contractual obligation calculated on a time proportion basis, and its realization.

The costs are calculated on a case-by-case basis based on the obligations associated with each arrangement.

Other concessions

Concession infrastructures that do not meet the requirements of IFRIC 12 are presented as property, plant and equipment.

This is the case of the distribution of gas in France. The related assets are recognized in accordance with IAS 16, since GrDF operates its network under long-term concession arrangements which are, for most of them, renewed upon expiry pursuant to French law no. 46-628 of April 8, 1946.

1.4.8	Impairment of property, plant and equipment and intangible assets

In accordance with IAS 36, impairment tests are carried out on items of property, plant and equipment and intangible assets where there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information. Intangible assets that are not amortized are tested for impairment annually.

Impairment indicators

Property, plant and equipment and intangible assets with finite useful lives are only tested for impairment when there is an indication that they may be impaired. This is generally the result of significant changes to the environment in which the assets are operated or when economic performance is worse than expected.

The main impairment indicators used by the Group are described below.

•	external sources of information:

-	significant changes in the economic, technological, political or market environment in which the entity operates or to which an asset is dedicated,

-	fall in demand,

-	changes in energy prices and US dollar exchange rates,

-	carrying amount of an asset exceeding its regulated asset base;

•	internal sources of information:

-	evidence of obsolescence or physical damage not budgeted for in the depreciation/amortization schedule,

-	worse-than-expected performance,

-	fall in resources for Exploration & Production activities.

Impairment

Items of property, plant and equipment and intangible assets are tested for impairment at the level of the individual asset or cash-generating unit (CGU) as appropriate, determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is written down to the recoverable amount by recording an impairment loss. Upon recognition of an impairment loss, the depreciable amount – and possibly the useful life – of the assets concerned is revised.

Impairment losses recorded in relation to property, plant and equipment or intangible assets may be subsequently reversed if the recoverable amount of the assets is once again higher than their carrying value. The increased carrying amount of an item of property, plant or equipment attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined (net of depreciation/amortization) had no impairment loss been recognized in prior periods.

Measurement of recoverable amount

In order to review the recoverable amount of property, plant and equipment and intangible assets, the assets are grouped, where appropriate, into cash-generating units (CGUs) and the carrying amount of each unit is compared with its recoverable amount.

For operating entities, which the Group intends to hold on a long-term and going concern basis, the recoverable amount of an asset corresponds to the higher of its fair value less costs to sell and its value in use. Value in use is primarily determined based on the present value of future operating cash flows and a terminal value. Standard valuation techniques are used based on the following main economic data:

•	discount rates based on the specific characteristics of the operating entities concerned;

•	terminal values in line with the available market data specific to the operating segments concerned and growth rates associated with these terminal values, not to exceed the inflation rate.

Discount rates are determined on a post-tax basis and applied to post-tax cash flows. The recoverable amounts calculated on the basis of these discount rates are the same as the amounts obtained by applying the pre-tax discount rates to cash flows estimated on a pre-tax basis, as required by IAS 36.

For operating entities which the Group has decided to sell, the related carrying amount of the assets concerned is written down to estimated market value less costs of disposal. Where negotiations are ongoing, this value is determined based on the best estimate of their outcome as of the balance sheet date.

In the event of a decline in value, the impairment loss is recorded in the consolidated income statement under “Impairment”.

1.4.9	Leases

The Group holds assets for its various activities under lease contracts.

These leases are analyzed based on the situations and indicators set out in IAS 17 in order to determine whether they constitute operating leases or finance leases.

A finance lease is defined as a lease, which transfers substantially all the risks and rewards incidental to the ownership of the related asset to the lessee. All leases which do not comply with the definition of a finance lease are classified as operating leases.

The following main factors are considered by the Group to assess if a lease transfers substantially all the risks and rewards incidental to ownership: whether (i) the lessor transfers ownership of the asset to the lessee by the end of the lease term; (ii) the lessee has an option to purchase the asset and if so, the conditions applicable to exercising that option; (iii) the lease term is for the major part of the economic life of the asset; (iv) the asset is of a highly specialized nature; and (v) the present value of minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

1.4.9.1	Accounting for finance leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.

1.4.9.2	Accounting for operating leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term.

1.4.9.3	Accounting for arrangements that contain a lease

IFRIC 4 deals with the identification of services and take-or-pay sales or purchasing contracts that do not take the legal form of a lease but convey rights to customers/suppliers to use an asset or a group of assets in return for a payment or a series of fixed payments. Contracts meeting these criteria should be identified as either operating leases or finance leases. In the latter case, a finance receivable should be recognized to reflect the financing deemed to be granted by the Group where it is considered as acting as lessor and its customers as lessees.

The Group is concerned by this interpretation mainly with respect to:

•	some energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset;

•	certain contracts with industrial customers relating to assets held by the Group.

1.4.10	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value corresponds to the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories is determined based on the first-in, first-out method or the weighted average cost formula.

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years. The consumption of this nuclear fuel inventory is recorded based on estimates of the quantity of electricity produced per unit of fuel.

Gas inventories

Gas injected into underground storage facilities includes working gas which can be withdrawn without adversely affecting the operation of the reservoir, and cushion gas which is inseparable from the reservoirs and essential for their operation (see section 1.4.5 concerning property, plant and equipment).

Working gas is classified in inventory and measured at average purchase cost upon entering the transportation network regardless of its source, including any regasification costs.

Group inventory outflows are valued using the weighted average unit cost method.

An impairment loss is recognized when the net realizable value of inventories, representing the selling price less costs directly and indirectly attributable to distribution, is lower than their weighted average cost.

Greenhouse gas emissions rights

Under European Directive 2003/87/EC establishing a greenhouse gas (GHG) emissions allowance trading scheme within the European Union, several of the Group’s industrial sites were granted GHG emission rights free of charge. Under the Directive, each year the sites concerned have to surrender a number of allowances equal to the total emissions from the installations during the previous calendar year. Therefore, the Group may have to purchase emissions allowances on pollution rights markets in order to cover any shortfall in the allowances required for surrender.

As there are no specific rules under IFRS dealing with the accounting treatment of GHG emissions allowances, the Group decided to apply the following principles:

•	emission rights are classified as inventories, as they are consumed in the production process;

•	emission rights granted free of charge are recorded in the balance sheet at a value of nil;

•	emission rights purchased on the market are recognized at acquisition cost.

The Group records a liability at year-end in the event that it does not have enough emission rights to cover its GHG emissions during the period. This liability is measured at the market value of the allowances required to meet its obligations at year-end.

1.4.11	Financial instruments

Financial instruments are recognized and measured in accordance with IAS 32 and IAS 39.

1.4.11.1	Financial assets

Financial assets comprise available-for-sale securities, loans and receivables carried at amortized cost including trade and other receivables, and financial assets measured at fair value through income, including derivative financial instruments.

Available-for-sale securities

“Available-for-sale securities” include the Group’s investments in non-consolidated companies and equity or debt instruments that do not satisfy the criteria for classification in another category (see below).

These items are measured at fair value on initial recognition, which generally corresponds to the acquisition cost plus transaction costs.

At each balance sheet date, available-for-sale securities are measured at fair value. For listed companies, fair value is determined based on the quoted market price at the balance sheet date. For unlisted companies, fair value is measured based on standard valuation techniques (reference to similar recent transactions, discounted future cash flows, etc.).

Changes in fair value are recorded directly in equity, except when the decline in the value of the investment below its historical acquisition cost is judged significant or prolonged enough to require an impairment if needed. In this case, the loss is recognized in income under “Impairment”. Only impairment losses recognized on debt instruments (debt securities/bonds) may be reversed through income.

Loans and receivables at amortized cost

This item primarily includes loans and advances to associates or non-consolidated companies, and guarantee deposits.

On initial recognition, these loans and receivables are recorded at fair value plus transaction costs. At each balance sheet date, they are measured at amortized cost using the effective interest rate method.

On initial recognition, trade and other receivables are recorded at fair value, which generally corresponds to their nominal value.

Impairment losses are recorded based on the estimated risk of non-recovery. This item also includes amounts due from customers under construction contracts.

Financial assets at fair value through income

These financial assets meet the qualification or designation criteria set out in IAS 39.

This item mainly includes trading securities and short-term investments which do not meet the criteria for classification as cash or cash equivalents (see section 1.4.12). The financial assets are measured at fair value at the balance sheet date and changes in fair value are recorded in the consolidated income statement.

1.4.11.2	Financial liabilities

Financial liabilities include borrowings, trade and other payables, derivative financial instruments, capital renewal and replacement obligations and other financial liabilities.

Financial liabilities are broken down into current and non-current liabilities in the consolidated balance sheet. Current financial liabilities primarily comprise:

•	financial liabilities with a settlement or maturity date within 12 months of the balance sheet date;

•	financial liabilities in respect of which the Group does not have an unconditional right to defer settlement for at least 12 months after the balance sheet date;

•	financial liabilities held primarily for trading purposes;

•	derivative financial instruments qualifying as fair value hedges where the underlying is classified as a current item;

•	all commodity trading derivatives not qualifying as hedges.

Measurement of borrowings and other financial liabilities

Borrowings and other financial liabilities are measured at amortized cost using the effective interest rate method.

On initial recognition, any issue or redemption premiums and discounts and issuing costs are added to/deducted from the nominal value of the borrowings concerned. These items are taken into account when calculating the effective interest rate and are therefore recorded in the consolidated income statement over the life of the borrowings using the amortized cost method.

As regards structured debt instruments that do not have an equity component, the Group may be required to separate an “embedded” derivative instrument from its host contract. The conditions under which these instruments must be separated are detailed below. When an embedded derivative is separated from its host contract, the initial carrying amount of the structured instrument is broken down into an embedded derivative component, corresponding to the fair value of the embedded derivative, and a financial liability component, corresponding to the difference between the amount of the issue and the fair value of the embedded derivative. The separation of components upon initial recognition does not give rise to any gains or losses.

The debt is subsequently recorded at amortized cost using the effective interest method, while the derivative is measured at fair value, with changes in fair value taken to income.

Put options on minority stakes

Other financial liabilities primarily include put options granted by the Group to minority interests.

As no specific guidance is provided by IFRS, the Group has adopted the following accounting treatment for these commitments:

•
when the put option is initially granted, the present value of the exercise price is recognized as a financial liability, with a corresponding reduction in minority interests. When the value of the put option is greater than the carrying amount of the minority interests, the difference is recognized as goodwill;

•	at each balance sheet date, the amount of the financial liability is revised and any changes in the amount are recorded with a corresponding adjustment to goodwill;

•	payments of dividends to minority interests result in an increase in goodwill;

•
in the consolidated income statement, minority interests are allocated their share in income. In the consolidated balance sheet, the share in income allocated to minority interests reduces the carrying amount of goodwill. No finance costs are recognized in respect of changes in the fair value of liabilities recognized against goodwill.

In the case of a fixed-price put, the liability corresponds to the present value of the exercise price.

In the case of a fair value or variable-price put, the liability is measured based on estimates of the fair value at the consolidated balance sheet date or contractual conditions applicable to the exercise price based on the latest available information.

The difference between the amount of the liability and the amount of minority interests is allocated in full to goodwill, with no adjustment to fair value, in line with the method used by the Group to account for acquisitions of minority interests.

1.4.11.3	Derivatives and hedge accounting

The Group uses financial instruments to manage and reduce its exposure to market risks arising from fluctuations in interest rates, foreign currency exchange rates and commodity prices, mainly for gas and electricity. Use of derivative instruments is governed by a Group policy for managing interest rate, currency and commodity risks.

Definition and scope of derivative financial instruments

Derivative financial instruments are contracts: (i) whose value changes in response to the change in one or more observable variables; (ii) that do not require any material initial net investment; and (iii) that are settled at a future date.

Derivative instruments therefore include swaps, options, futures and swaptions, as well as forward commitments to purchase or sell listed and unlisted securities, and firm commitments or options to purchase or sell non-financial assets that involve physical delivery of the underlying.

For purchases and sales of electricity and natural gas, the Group systematically analyzes whether the contract was entered into in the “normal” course of operations and therefore falls outside the scope of IAS 39. This analysis consists firstly of demonstrating that the contract is entered into and held for the purpose of making or taking physical delivery of the commodity in accordance with the Group’s expected purchase, sale or usage requirements.

The second step is to demonstrate that:

•
the Group has no practice of settling similar contracts on a net basis. In particular, forward purchases or sales with physical delivery of the underlying that are carried out with the sole purpose of balancing Group energy volumes are not considered by the Group as contracts that are settled net;

•	the contract is not negotiated with the aim of realizing financial arbitration;

•
the contract is not equivalent to a written option. In particular, in the case of electricity sales allowing the buyer a certain degree of flexibility concerning the volumes delivered, the Group distinguishes between contracts that are equivalent to capacity sales – considered as transactions falling within the scope of ordinary operations – and those that are equivalent to written financial options, which are accounted for as derivative financial instruments.

Only contracts that meet all of the above conditions are considered as falling outside the scope of IAS 39. Adequate specific documentation is compiled to support this analysis.

Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract – with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.

The main Group contracts that may contain embedded derivatives are contracts with clauses or options affecting the contract price, volume or maturity. This is the case primarily with contracts for the purchase or sale of non-financial assets, whose price is revised, based on an index, the exchange rate of a foreign currency or the price of an asset other than the contract’s underlying.

Embedded derivatives are separated from the host contract and accounted for as derivatives when:

•	the host contract is not a financial instrument measured at fair value through income;

•
if separated from the host contract, the embedded derivative fulfills the criteria for classification as a derivative instrument (existence of an underlying, no material initial net investment, settlement at a future date); and

•
its characteristics are not closely related to those of the host contract. The analysis of whether or not the characteristics of the derivative are “closely related” to the host contract is made when the contract is signed.

Embedded derivatives that are separated from the host contract are recognized in the consolidated balance sheet at fair value, with changes in fair value recognized in income (except when the embedded derivative is part of a designated hedging relationship).

Hedging instruments: recognition and presentation

Derivative instruments qualifying as hedging instruments are recognized in the consolidated balance sheet and measured at fair value. However, their accounting treatment varies according to whether they are classified as:

•	a fair value hedge of an asset or liability;

•	a cash flow hedge;

•	a hedge of a net investment in a foreign operation.

Fair value hedges

A fair value hedge is defined as a hedge of the exposure to changes in fair value of a recognized asset or liability, such as a fixed-rate loan or borrowing, or of assets, liabilities or an unrecognized firm commitment denominated in a foreign currency.

The gain or loss from remeasuring the hedging instrument at fair value is recognized in income. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is also recognized in income even if the hedged item is in a category in respect of which changes in fair value are recognized through equity. These two adjustments are presented net in the consolidated income statement, with the net effect corresponding to the ineffective portion of the hedge.

Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that could affect the Group’s income. The hedged cash flows may be attributable to a particular risk associated with a recognized financial or non-financial asset or a highly probable forecast transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are reclassified to the consolidated income statement, under the same caption as the loss or gain on the hedged item – i.e., income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for operating cash flows and financial income or expenses for other cash flows – in the same periods in which the hedged cash flows affect income.

If the hedging relationship is discontinued, in particular because the hedge is no longer considered effective, the cumulative gain or loss on the hedging instrument remains separately recognized in equity until the forecast transaction occurs. However, if a forecast transaction is no longer probable, the cumulative gain or loss on the hedging instrument is recognized in income.

Hedge of a net investment in a foreign operation

In the same way as for a cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge of the currency risk is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are transferred to the consolidated income statement when the investment is sold.

Identification and documentation of hedging relationships

The hedging instruments and hedged items are designated at the inception of the hedging relationship. The hedging relationship is formally documented in each case, specifying the hedging strategy, the hedged risk and the method used to assess hedge effectiveness. Only derivative contracts entered into with external counterparties are considered as being eligible for hedge accounting.

Hedge effectiveness is assessed and documented at the inception of the hedging relationship and on an ongoing basis throughout the periods for which the hedge was designated. Hedges are considered to be effective when changes in fair value or cash flows between the hedging instrument and the hedged item are offset within a range of 80% -125%.

Hedge effectiveness is demonstrated both prospectively and retrospectively using various methods, based mainly on a comparison between changes in the fair value or cash flows between the hedging instrument and the hedged item. Methods based on an analysis of statistical correlations between historical price data are also used.

1.4.11.4	Derivative instruments not qualifying for hedge accounting: recognition and presentation

These items mainly concern derivative financial instruments used in economic hedges that have not been – or are no longer – documented as hedging relationships for accounting purposes.

When a derivative financial instrument does not qualify or no longer qualifies for hedge accounting, changes in fair value are recognized directly in income, under “Mark-to-market” or “Mark-to-market on commodity contracts other than trading instruments” in income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net for derivative instruments with non-financial assets as the underlying, and in financial income or expenses for currency, interest rate and equity derivatives.

Derivative instruments used by the Group in connection with proprietary energy trading activities and energy trading on behalf of customers and other derivatives expiring in less than 12 months are recognized in the consolidated balance sheet in current assets and liabilities, while derivatives expiring after this period are classified as non-current items.

Fair value measurement

The fair value of listed instruments is determined by reference to the market price. The fair value of financial instruments not listed on an active market is based on the market value of listed instruments of a similar nature and maturity.

The fair value of other unlisted financial instruments for which there is no active market is determined based on valuation techniques such as option pricing models or the discounted cash flow method.

These models take into account assumptions based on market inputs:

•	the fair value of interest rate swaps is calculated based on the present value of future cash flows;

•
the fair value of forward foreign exchange contracts and currency swaps is calculated by reference to current prices for contracts with similar maturities by discounting the future cash flow spread (difference between the forward exchange rate under the contract and the forward exchange rate recalculated in line with the new market conditions applicable to the nominal amount);

•	the fair value of currency and interest rate options is calculated using option pricing models;

•
commodity derivatives contracts are valued by reference to listed market prices based on the present value of future cash flows (commodity swaps or commodity forwards) or option pricing models (options), which may factor in market price volatility. Contracts with maturities exceeding the depth of transactions for which prices are observable, or which are particularly complex, may be valued based on internal assumptions;

•	exceptionally, for complex contracts negotiated with independent financial institutions, the Group uses the values established by its counterparties.

1.4.12	Cash and cash equivalents

These items include cash equivalents as well as short-term investments that are considered to be readily convertible into a known amount of cash and where the risk of a change in their value is deemed to be negligible based on the criteria set out in IAS 7.

Bank overdrafts are not included in the calculation of cash and cash equivalents and are recorded under “Short-term borrowings”.

1.4.13	Treasury shares

Treasury shares are recognized at cost and deducted from equity. Gains and losses on disposals of treasury shares are recorded directly in equity and do not therefore impact income for the period.

1.4.14	Share-based payment

Under IFRS 2, share-based payments made in consideration for services provided are recognized as personnel costs. These services are measured at the fair value of the instruments awarded.

Share-based payments may involve equity-settled or cash-settled instruments.

Equity-settled instruments

1.4.14.1	Stock option plans

Options granted by the Group to its employees are measured at the grant date using a binomial pricing model, which takes into account the characteristics of the plan concerned (exercise price, exercise period), market data at the time of grant (risk-free rate, share price, volatility, expected dividends), and a behavioral assumption in relation to beneficiaries. The value determined is recorded in personnel costs over the vesting period, offset through equity.

1.4.14.2	Shares granted to employees

The fair value of bonus share plans is estimated by reference to the share price at the grant date, taking into account the fact that no dividends are payable over the vesting period, and based on the estimated turnover rate for the employees concerned and the probability that the Group will meet its performance targets. The fair value measurement also takes into account the non-transferability period associated with these instruments. The cost of shares granted to employees is expensed over the vesting period of the rights and offset against equity.

1.4.14.3	Employee share purchase plans

The Group’s corporate savings plans enable employees to subscribe to shares at a lower-than-market price. The fair value of instruments awarded under employee share purchase plans is estimated at the grant date based on this discount awarded to employees and non-transferability period applicable to the shares subscribed. The cost of employee share purchase plans is recognized in full and offset against equity.

Cash-settled instruments

In some countries where local legislation prevents the Group from offering employee share purchase plans, the instruments awarded consist of share appreciation rights (SARs). SARs are settled in cash. Their fair value is expensed over the vesting period of the rights, with an offsetting entry recorded in employee-related liabilities.

Changes in the fair value of the liability are taken to income for each period.

1.4.15	Provisions

1.4.15.1	Provisions for post-employment benefit obligations and other long-term employee benefits

Depending on the laws and practices in force in the countries where GDF SUEZ operates, Group companies have obligations in terms of pensions, early retirement payments, retirement bonuses and other benefit plans. Such obligations generally apply to all of the employees within the companies concerned.

The Group’s obligations in relation to pensions and other employee benefits are recognized and measured in compliance with IAS 19. Accordingly:

•	the cost of defined contribution plans is expensed based on the amount of contributions payable in the period;

•
the Group’s obligations concerning pensions and other employee benefits payable under defined benefit plans are assessed on an actuarial basis using the projected unit credit method. These calculations are based on assumptions relating to mortality, staff turnover and estimated future salary increases, as well as the economic conditions specific to each country or subsidiary of the Group. Discount rates are determined by reference to the yield, at the measurement date, on high-quality corporate bonds in the related geographical area (or on government bonds in countries where no representative market for such corporate bonds exists).

Provisions are recorded when commitments under these plans less the unrecognized past service cost exceed the fair value of plan assets. Where the value of plan assets (capped where appropriate) is greater than the related commitments, the surplus is recorded as an asset under “Other current assets” or “Other non-current assets”.

As regards post-employment benefit obligations, the Group has elected to use the option available under IAS 19 and to discontinue the corridor method.

Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are henceforth recognized directly in equity and are shown in a statement of recognized income and expense (SORIE). Where appropriate, adjustments resulting from applying the asset ceiling to net assets relating to overfunded plans are treated in a similar way.

However, actuarial gains and losses on other long-term benefits such as long-service awards continue to be recognized immediately in income.

The interest cost in respect of pensions and other employee benefit obligations is presented as a financial expense.

1.4.15.2	Other provisions

The Group records a provision where it has a present obligation (legal or constructive), the settlement of which is expected to result in an outflow of resources embodying economic benefits with no corresponding consideration in return.

A provision for restructuring costs is recorded when the general criteria for setting up a provision are met, i.e., when the Group has a detailed formal plan relating to the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Provisions with a maturity of over 12 months are discounted when the effect of discounting is material. The Group’s main long-term provisions are provisions for nuclear waste reprocessing and storage, provisions for dismantling facilities and provisions for site restoration costs. The discount rate (or rates) used reflects current market assessments of the time value of money and the risks specific to the liability concerned. Expenses corresponding to the reversal of discounting adjustments to long-term provisions are recorded under other financial income and expenses.

A provision is recognized when the Group has a present legal or constructive obligation to dismantle facilities or to restore a site. An asset is recorded simultaneously by including this dismantling obligation in the carrying amount of the facilities concerned. Adjustments to the provision due to subsequent changes in the expected outflow of resources, the dismantling date or the discount rate are deducted from or added to the cost of the corresponding asset in a symmetrical manner. The impacts of unwinding the discount are recognized in expenses for the period.

1.4.16	Revenues

Group revenues (as defined by IAS 18), are mainly generated from the following:

•	energy sales;

•	rendering of services;

•	lease and construction contracts.

Revenues on sales of goods are recognized on delivery, i.e., when the significant risks and rewards of ownership are transferred to the buyer. For services and construction contracts, revenues are recognized using the percentage-of-completion method. In both cases, revenues are recognized solely when the transaction price is fixed or can be reliably determined and the recovery of the amounts due is probable.

Revenues are measured at the fair value of the consideration received or receivable. Where deferred payment has a material impact on the measurement of the fair value of this consideration, this is taken into account by discounting future receipts.

1.4.16.1	Energy sales

These revenues primarily include sales of electricity and gas, transport and distribution fees relating to services such as electricity and gas distribution network maintenance, and heating network sales.

They are recognized when a formal contract is signed with the other party to the transaction.

Part of the price received by the Group under certain long-term energy sales contracts is fixed, rather than being based on volumes. The fixed amount changes over the term of the contract. In accordance with IAS 18, revenues from these contracts are recognized on a straight-line basis because, in substance, the fair value of the services rendered does not vary from one period to the next.

In accordance with IAS 1 and IAS 18, both proprietary energy trading transactions and energy trading carried out on behalf of customers are recorded within “Revenues” after netting off sales and purchases. Under the same principle, when sale contracts are offset by similar purchase contracts, or if the sale contracts are entered into as part of an offset strategy, the contribution of operational energy trading activities (wholesale or arbitrage) relating to assets, aimed at optimizing production assets and fuel purchase/energy sale portfolios, is recognized in revenues based on the net amount.

1.4.16.2	Rendering of services

Environment services

Water services

Revenues generated by water distribution are recognized based on volumes delivered to customers, either specifically metered and invoiced or estimated based on the output of the supply networks.

For sanitation services and wastewater treatment, either the price of the services is included in the water distribution invoice or it is specifically invoiced to the local authority or industrial customer concerned.

Commission fees received from the grantors of concessions are recorded as revenues.

Waste services

Revenues arising from waste collection are generally recognized based on the tonnage collected and the service provided by the operator.

Revenues from other forms of treatment (principally sorting and incineration) are recognized based on volumes processed by the operator and the incidental revenues generated by recycling and reuse, such as the sale of paper, cardboard, glass, metals and plastics for sorting centers, and the sale of electricity and heat for incinerators.

Energy services

These revenues relate mainly to installation, maintenance and energy services, and are recognized in accordance with IAS 18, which requires services to be accounted for on a percentage-of-completion basis.

1.4.16.3	Lease and construction contracts

Revenues from construction contracts are determined using the percentage-of-completion method and more generally according to the provisions of IAS 11. Depending on the contract concerned, the stage of completion may be determined either based on the proportion that costs incurred to date bear to the estimated total costs of the transaction, or on the physical progress of the contract based on factors such as contractually defined stages.

Revenues also include revenues from financial concession assets (IFRIC 12) and lease receivables (IFRIC 4).

1.4.17	Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net is an indicator used by the Group to present “a level of operational performance that can be used as part of an approach to forecast recurring performance”. This complies with CNC Recommendation 2004-R02 on the income statement, cash flow statement, and statement of changes in equity. Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net is a sub-total which helps management to better understand the Group’s performance because it excludes elements which are inherently difficult to predict due to their unusual, irregular or non-recurring nature. For GDF SUEZ, such elements relate to asset impairments and disposals, restructuring costs and mark-to-market on commodity contracts other than trading instruments, which are defined as follows:

•	impairment includes impairment losses on non-current assets;

•	disposals of assets include capital gains and losses on disposals of non-current assets, consolidated companies and available-for-sale securities;

•
restructuring costs concern costs corresponding to a restructuring program planned and controlled by management that materially changes either the scope of a business undertaken by the entity, or the manner in which that business is conducted, based on the criteria set out in IAS 37;

•
mark-to-market on commodity contracts other than trading instruments corresponds to changes in the fair value (mark-to-market) of financial instruments relating to commodities, gas and electricity, which do not qualify as either trading or hedging instruments. These contracts are used in economic hedges of operating transactions in the energy sector. Since changes in the fair value of these instruments – which must be recognized through income in IAS 39 – can be material and difficult to predict, they are presented on a separate line of the consolidated income statement.

1.4.18	Consolidated cash flow statement

The consolidated cash flow statement is prepared using the indirect method starting from net income.

“Interest received on non-current financial assets” is classified within investing activities because it represents a return on investments. “Interest received on cash and cash equivalents” is shown as a component of financing activities because the interest can be used to reduce borrowing costs. This classification is consistent with the Group’s internal organization, where debt and cash are managed centrally by the treasury department.

As impairment losses of current assets are considered to be definitive losses, changes in current assets are presented net of impairment.

Cash flows relating to the payment of taxes are presented on a separate line of the cash flow statement.

1.4.19	Income tax expense

The Group computes taxes in accordance with prevailing tax legislation in the countries where income is taxable.

In accordance with IAS 12, deferred taxes are recognized according to the liability method on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their tax bases, using tax rates that have been enacted or substantively enacted by the balance sheet date. However, under the provisions of IAS 12, no deferred taxes are recognized for temporary differences arising from goodwill for which impairment losses are not deductible for tax purposes, or from the initial recognition of an asset or liability in a transaction which (i) is not a business combination; and (ii) at the time of the transaction, affects neither accounting income nor taxable income. In addition, deferred tax assets are only recognized to the extent that it is probable that taxable income will be available against which the deductible temporary difference can be utilized.

Temporary differences arising on restatements of finance leases result in the recognition of deferred taxes.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except if the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Net balances of deferred tax are calculated based on the tax position of each company or on the total income of companies included within the consolidated tax group, and are presented in assets or liabilities for their net amount per tax entity.

Deferred taxes are reviewed at each balance sheet date to take into account factors including the impact of changes in tax laws and the prospects of recovering deferred tax assets arising from deductible temporary differences.

Deferred tax assets and liabilities are not discounted.

1.4.20	Earnings per share

Basic earnings per share are calculated by dividing net income Group share for the year by the weighted average number of ordinary shares outstanding during the year. The average number of ordinary shares outstanding during the year is the number of ordinary shares outstanding at the beginning of the year, adjusted by the number of ordinary shares bought back or issued during the year.

The weighted average number of shares and earnings per share are adjusted to take into account the impact of the conversion or exercise of any dilutive potential ordinary shares (options, warrants and convertible bonds, etc.).

1.4.21	Financial statements published in the US

The Group files Form 20-F with the US Securities and Exchange Commission (SEC). This document is available as from its registration date from the Group’s head office or at http://www.gdfsuez.com

NOTE 2	MAIN CHANGES IN GROUP STRUCTURE

2.1	Merger of Gaz de France and SUEZ Description of the transaction

The merger between SUEZ and Gaz de France was announced in February 2006 and became effective on July 22, 2008 following the signature of the draft Merger Agreement on June 5, 2008, its approval by the extraordinary shareholders’ meetings of both groups on July 16, 2008 and the fulfillment of the last conditions precedent provided for in the Merger Agreement. The transaction consisted of a merger-takeover of SUEZ by Gaz de France, based on an exchange ratio of 21 Gaz de France shares for 22 SUEZ shares. The merger-takeover was preceded by a certain number of transactions aimed at allowing SUEZ to distribute to its shareholders 65% of the shares comprising the capital of SUEZ Environnement. This transaction was accounted for as a dividend payment with an increase in minority interests, and therefore had no impact on the new GDF SUEZ Group’s consolidated equity. Following the spin-off, GDF SUEZ holds a 35% ownership interest in SUEZ Environnement Company and retains de facto control through a shareholders’ agreement entered into by GDF SUEZ and the main shareholders of the former SUEZ Group, together representing 47% of the outstanding shares of SUEZ Environnement Company.

For accounting purposes, the merger is treated as the “reverse” acquisition of Gaz de France by SUEZ. Although from a legal standpoint and for operational purposes the transaction is treated as the merger of SUEZ into Gaz de France, an assessment of the criteria set out in IFRS 3 – Business Combinations led the new Group to identify SUEZ as the acquirer and Gaz de France as the acquiree in the accounts.

2.1.1	Measurement and allocation of the cost of the business combination

The business combination was recognized as of July 22, 2008, which is the effective date of the merger.

Gaz de France issued 1,208 million shares in consideration of the 1,309 million shares making up the share capital of SUEZ, after the deduction of 36 million treasury shares held by SUEZ and the 8 million SUEZ shares held by Gaz de France. Following the issuance of these 1,208 million Gaz de France shares, the shareholders of the former SUEZ entity held approximately 56%  of the share capital of the new Group (1,208 million of the 2,156 million outstanding shares), while the shareholders of the former Gaz de France entity held approximately 44% .

Since this transaction was classified as a reverse acquisition, the cost of the business combination is deemed to have been incurred by SUEZ (i.e., the acquirer for accounting purposes). Accordingly, the number of shares to be issued is determined as the number of new shares that SUEZ would have had to issue to provide the same percentage ownership interest in the new Group to Gaz de France shareholders as that actually obtained in the legal transaction. On this basis, 993 million SUEZ shares would have been issued in order to give Gaz de France shareholders a 44%  interest in the new Group.

The cost of the business combination was calculated based on the closing share price on July 22, 2008, which is the effective date of the merger, and was estimated at €39,818 million.

On July 22, 2008, the effective date of the merger, each SUEZ share was exchanged for approximately 0.9545 Gaz de France share (i.e. 22 SUEZ shares for 21 Gaz de France shares).

Total costs incurred by SUEZ and directly attributable to the transaction amounted to €103 million before tax. On July 21, 2008, SUEZ held 10 million Gaz de France shares with an historical cost of €272 million.

The cost of the business combination calculated on the effective date of the merger can be analyzed as follows:

Number of shares making up the share capital of SUEZ (in millions) at July 21, 2008 (after deduction of the treasury shares held by SUEZ and the SUEZ shares held by Gaz de France at that date)	1,265
Percentage ownership interest of the new Group held by the owners of Gaz de France as a result of the transaction	44%
Total number of SUEZ shares (in millions) that would have been issued to provide Gaz de France shareholders with the same percentage ownership interest in the new Group as determined above	993
Share price on the effective date of the merger (in euros)	40.09
Purchase price (in millions of euros)	39,818
Estimated costs directly attributable to the business combination (in millions of euros)	103
Historical cost of Gaz de France shares held by SUEZ (in millions of euros)	272
TOTAL COST OF THE BUSINESS COMBINATION (IN MILLIONS OF EUROS)	40,193

In accordance with IFRS 3, the Group must complete the allocation of the cost of the business combination to Gaz de France’s assets, liabilities and contingent liabilities within 12 months of the acquisition date. Given the scale and complexity of the transaction, the allocation recorded at December 31, 2008 and presented below were made on a provisional basis and may be revised in order to reflect the final determination of the fair values.

In millions of euros	Carrying amount in acquiree’s balance sheet	Fair value
Non-current assets
Intangible assets, net (*)	1,313	4,922
Goodwill	1,825	0
Property, plant and equipment, net (*)	23,388	37,094
Available-for-sale securities	797	828
Loans and receivables carried at amortized cost	809	797
Derivative instruments	1,574	1,646
Investments in associates	1,182	1,780
Other non-current assets	320	323
Deferred tax assets	76	92
Current assets
Loans and receivables carried at amortized cost	385	382
Derivative instruments	4,730	4,750
Trade and other receivables	7,532	7,499
Inventories	2,000	2,206
Other current assets	1,678	1,649
Financial assets at fair value through income	150	150
Cash and cash equivalents	2,946	2,946
Non-current liabilities
Provisions	7,347	3,801
Long-term borrowings	4,235	4,210
Derivative instruments	1,300	1,318
Other financial liabilities	0	118
Other non-current liabilities	80	80
Deferred tax liabilities	2,707	10,224
Current liabilities
Provisions	230	1,146
Short-term borrowings	2,064	2,064
Derivative instruments	4,958	4,958
Trade and other payables	6,055	6,052
Other current liabilities	3,643	3,671
Minority interests	575	620
NET ASSETS ACQUIRED	17,511	28,803
Cost of the business combination		40,193
PROVISIONAL GOODWILL		11,390
(*)    Includes the reclassification of €5,280 million in concession assets from intangible assets to property, plant and equipment, as the items concerned have been accounted for under IAS 16 in the GDF SUEZ financial statements (see Note 1.4.7).

The Group allocated the cost of the business combination to the following items:

•	intangible assets (customer relationships, brands and gas supply contracts);

•	property, plant and equipment (gas distribution assets in France, exploration and production assets, as well as transmission networks, LNG terminals, storage facilities and real estate assets).

The estimated amount of provisions was revised in line with the principles of IFRS 3. The provision for benefits in kind in the form of reduced energy prices was remeasured to fair value, and several provisions were recognized for contingent liabilities resulting from disputes and proceedings in progress at the date of the merger (see Note 17). As indicated in Note 1.4.7, gas distribution assets in France were recognized as property, plant and equipment in accordance with IAS 16, since GrDF operates its network under long-term concession arrangements which are virtually all renewable upon expiration pursuant to French law no. 46-628 of April 8, 1946. Having examined the specific legal and economic issues relating to this activity, the Group has concluded that it exercises control in substance over the concession infrastructure. Consequently, no provision for replacement of replaceable assets has been accounted.

For accounting purposes, fair value allocation automatically requires adjustments to deferred tax liabilities.

The table below details the valuation methods used in regards to the preliminary allocation of the purchase price:

Concessions	Cost approach(*) (regulated asset base)
Property, plant and equipment
Transmission networks	Cost approach(*) (regulated asset base)
LNG terminals	Cost approach(*) (regulated asset base)
Storage centers	Cost approach (amortized replacement cost)
Exploration & Production	Revenue approach (discounted cash flows method)
Real estate	Market approach
Intangible assets
Customer relationships	Revenue approach (super profits method)
Brands	Revenue approach (royalties method)
Supply contracts	Revenue (discounted cash flows method) or market value approach
Equity investments	Revenue approach (discounted cash flows method)
(*) Backed up by the discounted cash flows method, which is equivalent to a cost-based approach, based on a discount rate equal to the return on the regulated asset base

Goodwill mainly represents market share, development capacity, and expected synergies in terms of gas supply, non-energy purchases, operating and selling expenses and revenues that cannot be recognized separately in the GDF SUEZ consolidated balance sheet.

The key assumptions used to measure the fair value of the Gaz de France assets acquired and liabilities assumed notably include: values assigned to the regulated asset base where applicable, estimated future oil and gas prices, changes in the euro/dollar exchange rate, the market outlook for the measurement of future cash flows, and the applicable discount rate.

These assumptions reflect Management’s best estimates.

2.2	Remedies and other impacts of the Gaz de France-SUEZ merger

As part of the commitments made to the European Commission aimed at obtaining approval for the planned merger, SUEZ and Gaz de France entered into the agreements described below:

•
on May 29, 2008, SUEZ entered into an agreement with ENI to sell its 57.25%  stake in Distrigas, which trades in natural gas and was included within SUEZ’ European Gas & Electricity segment. GDF SUEZ signed the final agreement on October 30, 2008 and Distrigas was derecognized for accounting purposes as of October 1, 2008. The price paid by ENI in November 2008 amounted to €2.7 billion. This amount may be adjusted for additional purchase consideration contingent on the sale of Distrigas & Co.’s natural gas transit activities to Fluxys. In the 2008 consolidated financial statements, the sale of Distrigas results in a disposal gain of €1,738 million and a net decrease of €2.1 billion of the amount of outstanding borrowings, after the impact of amortized cost, impact of fair value hedges, derivative instruments hedging borrowings under liabilities and assets, financial assets at fair value through income, and cash and cash equivalents.

On October 30, 2008, GDF SUEZ also finalized several agreements with ENI in the gas and electricity sectors:

-	sale by ENI of 1,100 MW of virtual power production (VPP) capacity in Italy over a 20-year period for €1.2 billion,

-	contribution by ENI of the following supply contracts to GDF SUEZ:

-	a 20-year contract to supply 4 billion m3 of natural gas per year to Italy, corresponding to approximately half the needs of GDF SUEZ in Italy,

-	a 20-year LNG contract to supply 900 million m3 of natural gas equivalent per year to the Gulf of Mexico,

-	an option to supply an additional 2.5 billion m3 per year to Germany over an 11-year period;

-	sale by ENI to GDF SUEZ of a group of Exploration & Production assets located in the United Kingdom, the Gulf of Mexico, Egypt, and Indonesia, for €273 million,

-	agreement between ENI and GDF SUEZ providing for the sale of the City of Rome natural gas distribution network for €1.1 billion, subject to the approval of the relevant local authorities;

•
as part of the restructuring of its 57.25%  equity interest in Fluxys (Belgium), on July 3, 2008 SUEZ accepted Ecofin Limited’s purchase offer for 12.5%  of the share capital of Fluxys. This transaction reduces SUEZ’ stake in Fluxys to below 45%, in accordance with the commitments made in this respect to the European Commission. On September 3, 2008, Publigaz exercised its pre-emption right. The sale of 87,804 shares will be made at the price initially agreed with Ecofin Limited (€2,600 per share). On December 31, 2009, GDF SUEZ agreed to sell shares in Fluxys to Publigaz so as to raise Publigaz’ interest in Fluxys to 51.28%.

The parties also agreed to set up Fluxys International to act as the owner of the Zeebrugge terminal. GDF SUEZ will contribute its 5% interest in Interconnector UK Limited to the new company, which will be 60% -owned by GDF SUEZ, 20% -owned by Publigaz and 20% -owned by Fluxys.

The agreements entered into by Gaz de France are described below:

•
on June 20, 2008, Gaz de France entered into an agreement with EDF for the sale of its 25.5% interest in the capital of Belgian power producer SPE. The transaction was valued at €515 million, plus an additional purchase consideration subject to the fulfillment of certain commitments made by SUEZ to the Belgian State. In particular, the sale was subject to the waiver by Centrica of its pre-emption right. On July 22, 2008, Centrica gave notice of its intention to exercise its pre-emption right. The sale to Centrica was contingent on the European Commission’s approval, which was obtained on January 20, 2009. SPE was therefore sold to Centrica with effect from that date;

•	on July 31, 2008 Gaz de France sold Cofathec Coriance to A2A following approval from the European Commission. The consideration paid by A2A amounted to €44.6 million;

•	in the second half of 2008, Gaz de France sold its 25% interest in SEGEO to Fluxys.

As part of the commitments made by SUEZ to the Belgian government (Pax Electrica II agreement), on June 12, 2008 SUEZ entered into agreements with SPE to increase that company’s share in Belgian energy production. These agreements are subject to a certain number of conditions precedent.

2.3	Unaudited pro forma information

If the merger with Gaz de France had taken place on January 1, 2008, the Group’s revenues would have totaled €83,053 million, its income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net €8,561 million, and net income Group share €4,463 million. Unaudited pro forma financial information is presented in this Annual Report on Form 20-F beginning on page PF-1. The contribution of former Gaz de France entities to net income Group share since the acquisition date is €1,332 million.

The other transactions described below did not have a material impact on the consolidated financial statements.

2.4	Other acquisitions in the period

2.4.1	Public tender offer for minority shares in Sociedad General de Aguas de Barcelona (Agbar)

The offer launched by SUEZ, La Caixa and Hisusa for the Aguas de Barcelona shares they did not already own was concluded successfully on January 16, 2008, with the bidding companies gaining control of 90.01%  of Agbar’s share capital. Upon completion of the offer, Agbar was:

•	66.44% -owned by Hisusa (proportionately consolidated);

•	12.02% -owned by SUEZ Environnement (fully consolidated);

•	11.55% -owned by Criteria (Caixa), a non-Group company.

Consequently, GDF SUEZ holds 45.9% of Agbar’s share capital either directly or indirectly, through its stake in Hisusa. Agbar is consolidated using the proportionate method.

In its 2007 financial statements, SUEZ considered that it had granted an irrevocable commitment to minority shareholders and an amount of €918 million was recognized within borrowings, corresponding to the amount payable given an acceptance rate for the transaction of 100%. In light of the number of shares actually acquired, borrowings were reduced by €210 million to €708 million.

2.4.2	Acquisition of Senoko Power

On September 5, 2008, GDF SUEZ and a consortium of partners signed an agreement with Temasek Holdings to purchase the entire share capital of Senoko Power through a joint venture 30% -held by GDF SUEZ.

Senoko owns and operates a portfolio of power plants (primarily gas-fired combined cycle facilities) located mainly in the north of Singapore. The facilities have a combined capacity of 3,300 MW. The acquisition was carried out for a price of €557 million and Senoko Power was proportionately consolidated with effect from September 1, 2008. The allocation of the cost of the combination to the fair value of the assets acquired, and liabilities or contingent liabilities assumed is currently in progress and will be finalized in 2009.

2.4.3	Acquisition of FirstLight Power Enterprises

On December 29, 2008, GDF SUEZ completed its acquisition of FirstLight Power Enterprises Inc. from Energy Capital Partners. FirstLight owns and operates a portfolio of 15 electrical power plants and is currently building a natural gas unit. These facilities represent a total capacity of 1,538 MW in Massachusetts and Connecticut.

The acquisition was carried out for a price of $959.5 million and FirstLight was fully consolidated with effect from December 31, 2008. The allocation of the cost of the combination to the fair value of the assets acquired and liabilities or contingent liabilities assumed is currently in progress and will be finalized in 2009.

2.4.4	Acquisition of NAM assets

On October 1, 2008, GDF SUEZ acquired a group of Exploration & Production assets situated in the Dutch section of the North Sea from Nederlandse Aardolie Maatschappij BV (NAM), as well as a 30%  interest in the NOGAT pipeline on December 31, 2008. The combined transaction was completed for a total consideration of €1,075 million.

2.5	Significant events in 2007

2.5.1	Strategic development in wind power

As part of its policy for developing renewable energy sources, the Group acquired majority interests in Compagnie du Vent in France and Ventus Energy in Canada. These companies have wind power capacity at the research and/or development stage of 6,500 MW and 2,000 MW, respectively.

On November 16, 2007, Electrabel acquired 56.8% of La Compagnie du Vent, France’s leading developer of wind power, for an amount of €421.9 million. After taking into account the minority put, this transaction generated goodwill of €633.9 million. Compagnie du Vent was fully consolidated in the SUEZ Group’s financial statements with effect from December 31, 2007. In 2008, the allocation of the acquisition price to the fair value of the assets acquired and liabilities assumed led to the recognition of €613.9 million in goodwill.

On September 21, 2007, a subsidiary of SUEZ Energy International acquired the entire share capital of Canadian wind developer Ventus Energy, Inc. for €101.3 million, generating €81.2 million in goodwill. Ventus Energy has been fully consolidated in the Group’s financial statements since October 1, 2007, based on a provisional allocation of its acquisition price. Adjustments to the provisional accounting for the business combination were finalized in 2008.

2.5.2	Impacts of the restructuring of the Belgian distribution sector

In accordance with the agreements reached within the scope of the deregulation of the electricity and gas markets in Belgium, Electrabel sold 10.5%  of its interest in the inter-municipal companies in the Walloon region and 40% of its interest in the inter-municipal company in the Brussels region. A capital gain representing €66.7 million was recorded in the 2007 consolidated financial statements in view of these transactions.

2.6	Significant events in 2006

2.6.1	Withdrawal from Argentina

The consolidation of Aguas Argentinas was discontinued with effect from March 1, 2006 following the termination of the company’s contract by the Argentine government. As a result of this termination, Aguas Argentinas was placed in judicial administration (concurso preventivo). Its assets had been written down in full in the 2005 financial statements.

2.6.2	Impacts of the restructuring of the Belgian distribution sector

The impacts for Electrabel of the deregulation of the electricity and natural gas markets ordered by the Belgian authorities pursuant to European Directives are described below:

•
the deconsolidation of grid operator Electrabel Netten Vlaanderen. In the consolidated balance sheet at December 31, 2005, ENV contributed €856 million to assets and €814 million to liabilities. Its contribution to net income Group share was €19 million;

•
the disposal of shareholdings in inter-municipal companies in the Flemish region. Electrabel reduced its shareholdings in Flemish inter-municipal companies to the agreed level of 30%  and recognized a capital gain of €236 million in its 2006 accounts;

•	the creation of Brussels Network Operations to operate the distribution network, and its subsequent 2006 sale due to the full-scale deregulation of the Brussels energy market as from 2007.

NOTE 3	SEGMENT INFORMATION

3.1	Operating segments

The Group early adopted IFRS 8 – Operating Segments in 2008. In accordance with the provisions of this standard, the operating segments used to present segment information were identified on the basis of internal reports used by the Group’s Management Committee to allocate resources to the segments and assess their performance. The Management Committee is the Group’s “chief operating decision maker” within the meaning of IFRS 8. The segmentation reflects the new organization put in place following the merger and used for internal reporting purposes. The indicators used for internal reporting purposes may evolve in connection with performance assessment measures put in place. Comparative segment information for 2007 and 2006 has been restated to reflect the segments identified by the Group as of July 22, 2008.

The Group has identified eight segments:

•
Energy France – subsidiaries operating in this business segment produce electricity and sell natural gas, electricity and services to private individuals, small business customers and companies in France;

•	Energy Benelux & Germany – subsidiaries in this segment produce electricity and/or provide electricity transmission and distribution services to Benelux and Germany;

•	Energy Europe – these subsidiaries produce electricity and/or provide electricity transmission and distribution services in Europe (excluding France, Benelux and Germany);

•	Energy International – these subsidiaries produce electricity and/or provide electricity transmission and distribution services outside Europe;

•	Global Gas & LNG – these subsidiaries supply gas to the Group and sell energy and service packages to key European players;

•
Infrastructures – subsidiaries in this segment operate gas and electricity transportation, storage and distribution networks in France and Germany. They also sell access rights to this infrastructure to third parties;

•
Energy Services – these subsidiaries provide engineering, installation, maintenance and delegated management services, particularly in relation to electrical and heating facilities, pipeline systems and energy networks;

•	SUEZ Environnement – subsidiaries operating in this business segment provide private customers, local authorities and industrial customers with:

-	water distribution and treatment services, notably under concession contracts (water management), and water purification facility design and construction services (turnkey engineering),

-	and waste collection and treatment services including sorting, recycling, composting, landfilling, energy recovery and hazardous waste treatment,

Energy Benelux & Germany, Energy Europe and Energy International are included within the Energy Europe & International branch.

The “Other” line presented in the table below includes contributions from corporate holding companies and entities centralizing the Group’s financing requirements. It does not include holding companies acting as business line heads, which are allocated to the segment concerned, but on a temporary basis comprises the contributions of entities falling within the scope of the remedies (essentially the Distrigas group).

The methods used to recognize and measure these segments for internal reporting purposes are the same as those used to prepare the consolidated financial statements. EBITDA and capital employed are reconciled with the consolidated financial statements.

3.2	Key indicators by operating segment

The main relationships between operating segments concern Energy France and Infrastructures, and Global Gas & LNG. The Infrastructures segment’s services are provided on the basis of a regulated fee applicable to all network users.

Sales of molecules between Global Gas & LNG and Energy France are carried out based on the application of the supply costs formula used to calculate the regulated rates approved by the French Energy Regulatory Commission (CRE). The difference between the rates determined by decree and the transfer price is assumed by Energy France.

●	REVENUES

	Dec. 31, 2008			Dec. 31, 2007			Dec. 31, 2006
In millions of euros	External revenues	Intra- group revenues	Total	External revenues	Intra- group revenues	Total	External revenues	Intra- group revenues	Total
Energy France	7,297.8	652.4	7,950.2	940.4	163.5	1,104.0	205.2	82.4	287.5
Energy Benelux & Germany	14,164.1	261.6	14,425.7	11,879.0	397.6	12,276.6	10,815.1	290.4	11,105.5
Energy Europe	5,691.1	176.5	5,867.6	2,403.0	21.9	2,424.9	2,471.6	31.5	2,503.1
Energy International	7,472.9	309.5	7,782.4	6,428.1	165.1	6,593.2	6,137.8	114.1	6,251.9
Energy Europe & International	27,328.2	747.5	28,075.7	20,710.1	584.6	21,294.7	19,424.6	435.9	19,860.5
Global Gas & LNG	5,111.7	5,811.4	10,923.1	149.2	0.0	149.2	103.8	(12.4)	91.3
Infrastructures	545.2	2,360.5	2,905.6	127.5	304.3	431.8	111.1	325.0	436.1
Energy Services	13,021.6	130.3	13,151.9	11,265.6	44.0	11,309.6	10,637.1	43.6	10,680.8
SUEZ Environnement	12,351.7	10.7	12,362.4	12,022.2	10.1	12,032.3	11,439.0	4.5	11,443.5
Other	2,267.7	1,252.4	3,520.1	2,260.3	2,024.5	4,284.9	2,368.5	2,258.2	4,626.7
Eliminations		(10,965.2)	(10,965.2)		(3,131.1)	(3,131.1)		(3,137.3)	(3,137.3)
TOTAL REVENUES	67,923.8	(0.0)	67,923.8	47,475.4	(0.0)	47,475.4	44,289.2	(0.0)	44,289.2

●	EBITDA

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Energy France	285.1	316.2	41.7
Energy Benelux & Germany	1,751,7	1,902.0	1,707.5
Energy Europe	571.6	388.5	421.4
Energy International	1,763,2	1,580.0	1,462.4
Energy Europe & International	4,086,5	3,870.4	3,591.2
Global Gas & LNG	1,481,6	(14.7)	(23.2)
Infrastructures	1,323,2	168.8	170.9
Energy Services	838.9	832.4	609.4
SUEZ Environnement	2,101,5	2,060.9	1,942.9
Other	(63.4)	199.0	226.0
TOTAL EBITDA	10,053.5	7,433.0	6,559.0

●	INCOME FROM OPERATING ACTIVITIES BEFORE MARK-TO-MARKET ON COMMODITY CONTRACTS OTHER THAN TRADING INSTRUMENTS, IMPAIRMENT, RESTRUCTURING COSTS AND DISPOSALS OF ASSETS, NET

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Energy France	119.7	211.4	18.2
Energy Benelux & Germany	1,186.7	1,578.7	1,315.4
Energy Europe	327.7	234.2	279.8
Energy International	1,373.0	1,218.6	1,095.7
Energy Europe & International	2,887.4	3,031.5	2,690.9
Global Gas & LNG	849.9	(14.8)	3.4
Infrastructures	907.9	155.7	156.5
Energy Services	547.5	555.0	392.4
SUEZ Environnement	1,083.6	1,076.6	1,044.1
Other	(172.6)	159.9	191.0
TOTAL INCOME FROM OPERATING ACTIVITIES BEFORE MARK-TO-MARKET ON COMMODITY CONTRACTS OTHER THAN TRADING INSTRUMENTS, IMPAIRMENT, RESTRUCTURING COSTS AND DISPOSALS OF ASSETS, NET	6,223.6	5,175.4	4,496.5

●	DEPRECIATION AND AMORTIZATION

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Energy France	30.7	(104.7)	(23.8)
Energy Benelux & Germany	(381.1)	(353.3)	(362.7)
Energy Europe	(233.9)	(150.0)	(129.2)
Energy International	(376.6)	(360.5)	(362.6)
Energy Europe & International	(991.6)	(863.8)	(854.6)
Global Gas & LNG	(794.0)	(0.1)	(0.2)
Infrastructures	(535.3)	(22.0)	(16.9)
Energy Services	(256.1)	(214.9)	(209.6)
SUEZ Environnement	(792.6)	(791.0)	(745.2)
Other	(43.2)	(19.8)	(24.4)
TOTAL DEPRECIATION AND AMORTIZATION	(3,382.2)	(2,016.3)	(1,874.7)

●	INCOME FROM OPERATING ACTIVITIES

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Energy France	97.0	220.2	10.8
Energy Benelux & Germany	1,410.0	1,789.5	1,758.2
Energy Europe	161.9	242.1	263.6
Energy International	1,363.5	1,093.3	1,106.3
Energy Europe & International	2,935.3	3,124.9	3,128.1
Global Gas & LNG	1,331.3	(14.8)	3.5
Infrastructures	878.4	155.8	156.5
Energy Services	510.9	548.3	455.7
SUEZ Environnement	1,063.3	1,200.4	1,142.8
Other	862.6	173.3	470.2
TOTAL INCOME FROM OPERATING ACTIVITIES	7,678.8	5,408.0	5,367.6

●	CAPITAL EMPLOYED

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec .31, 2006
Energy France	8,156.6	2,321.3	1,592.7
Energy Benelux & Germany	12,256.7	10,431.6	9,706.5
Energy Europe	7,918.4	2,554.9	2,649.9
Energy International	12,086.1	7,243.2	7,207.2
Energy Europe & International	32,261.2	20,229.7	19,563.7
Global Gas & LNG	8,371.3	106.3	97.8
Infrastructures	29,978.6	526.7	328.8
Energy Services	2,417.0	1,983.1	1,735.8
SUEZ Environnement	10,264.7	9,203.9	8,327.8
Other	330.6	2,169.3	880.5
TOTAL CAPITAL EMPLOYED	91,779.9	36,540.2	32,527.0

●	CAPITAL EXPENDITURE (CAPEX)

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Energy France	(817.8)	(145.4)	(563.5)
Energy Benelux & Germany	(1,065.9)	(823.2)	(488.3)
Energy Europe	(1,543.1)	(575.8)	(265.7)
Energy International	(3,319.1)	(840.6)	(313.0)
Energy Europe & International	(6,746.0)	(2,385.1)	(1,630.5)
Global Gas & LNG	(1,865.6)	(1.2)	6.1
Infrastructures	(1,228.1)	(140.6)	(180.9)
Energy Services	(433.9)	(414.2)	(308.5)
SUEZ Environnement	(2,675.8)	(1,755.9)	(1,505.5)
Other	(718.8)	(1,432.8)	(243.6)
TOTAL CAPITAL EXPENDITURE	(13,668.2)	(6,129.9)	(3,862.9)

3.3	Key indicators by geographical area

The amounts set out below are analyzed by:

•	destination of products and services sold for revenues;

•	geographic location of consolidated companies for capital employed.

	Revenues			Capital employed
In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
France	20,767.9	11,932.5	10,808.9	44,700.8	6,000.1	4,721.4
Belgium	13,900.2	11,758.8	11,217.5	11,990.4	9,919.0	9,077.8
Other EU countries	20,890.5	13,467.4	12,341.1	19,681.4	11,303.8	9,573.9
Other European countries	930.2	756.5	706.7	1,118.2	158.8	139.0
North America	4,843.6	4,189.3	4,184.4	6,259.0	3,889.8	4,347.8
Asia-Pacific and Middle East	3,157.4	2,445.7	2,496.5	3,669.4	2,501.4	2,175.9
South America	2,623.5	2,205.8	1,862.7	4,297.9	2,651.5	2,365.0
Africa	810.4	719.4	671.3	62.8	115.9	126.2
TOTAL	67,923.7	47,475.4	44,289.2	91,779.9	36,540.2	32,527.0

3.4	Reconciliation of EBITDA

Reconciliation of EBITDA with Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	6,223.6	5,175.4	4,496.5
• Depreciation, amortization and provisions	(3,713.5)	(1,912.7)	(1,816.6)
• Share-based payment (IFRS 2)	(184.6)	(110.7)	(31.6)
• Net disbursements under concession contracts	68.2	(234.2)	(214.2)
EBITDA	10,053.5	7,433.0	6,559.0

Reconciliation of EBITDA with gross operating income in 2007 and 2006

In 2007 and 2006, SUEZ used and reported a “gross operating income” indicator. This differs in a number of respects from the EBITDA indicator used by the new Group. The reconciliation between gross operating income and EBITDA for 2007 and 2006 is as follows:

In millions of euros	Dec. 31, 2007	Dec. 31, 2006
Gross operating income (previous definition)	7,964.7	7,083.3
(+) Depreciation, amortization and provisions for long-term employee benefits	126.6	132.7
(-) Financial income excluding interest	(200.4)	(284.3)
(-) Share in net income of associates	(457.9)	(372.7)
EBITDA	7,433.0	6,559.0

3.5	Reconciliation of capital employed

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Capital employed (a)
(+) Property, plant and equipment and intangible assets	74 173,7	26 094,8	24 490,9
(+) Goodwills nets	27 510,1	14 902,8	13 404,6
(+) Available-for-sale securities (excl. changes in fair value and marketable securities)	2 540,5	2 688,1	1 725,1
(+) Other receivables carried at amortized cost	3 714,8	2 521,6	2 564,7
(+) Share in net income of associates	3 104,3	1 214,3	1 259,7
(+) Trade and other receivables	22 729,3	11 869,3	10 412,2
(+) Inventories	4 208,9	1 571,8	1 483,4
(+) Other current and non-current assets	5 764,5	3 286,8	3 115,4
(+) Deferred taxes	(9 928,0)	(558,6)	(573,4)
(-) Provisions	(14 190,9)	(9 641,8)	(9 475,4)
(-) Trade and other payables	(17 914,7)	(10 038,1)	(9 209,4)
(-) Other current and non-current liabilities	(9 073,6)	(6 592,9)	(6 203,3)
(-) Other financial liabilities	(859,1)	(778)	(467,5)
CAPITAL EMPLOYED	91 779,9	36 540,2	32 527,0
(a)	Deferred taxes are included in the calculation of capital employed with effect from 2008. Comparative data for 2007 and 2006 has been restated accordingly.

NOTE 4	INCOME FROM OPERATING ACTIVITIES BEFORE MARK-TO-MARKET ON COMMODITY CONTRACTS OTHER THAN TRADING INSTRUMENTS, IMPAIRMENT, RESTRUCTURING COSTS AND DISPOSALS OF ASSETS, NET

4.1	Revenues

Group revenues break down as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Energy sales	42,531.7	24,986.4	22,669.1
Rendering of services	24,132.4	20,956.7	19,982.5
Leasing and construction contracts	1,259.8	1,532.3	1,637.6
REVENUES	67,923.8	47,475.4	44,289.2

The contribution of the former Gaz de France entities to Group revenues in 2008 totaled €14,217.9 million.

In 2008, revenues from lease and construction contracts amounted to €472.9 million and €786.8 million, respectively (€694.5 million and €837.8 million in 2007; €780.7 million and €856.9 million in 2006).

4.2	Personnel costs

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Salaries and payroll costs/pension expenses	(9,489.0)	(8,016.4)	(7,582.0)
Share-based payment	(190.0)	(125.1)	(58.8)
TOTAL	(9,679.0)	(8,141.5)	(7,640.8)

Changes in personnel costs in 2008 are mainly attributable to the first-time consolidation of ex-Gaz de France entities.

The net costs relating to defined benefit and defined contribution pension plans are presented in Note 18.

Movements in provisions for pensions are included in personnel costs in 2008 and 2007 rather than within depreciation, amortization and provisions as in 2006. Net reversals of provisions for pensions in 2008, 2007 and 2006 amounted to €271.5 million, €126.6 million and €132.7 million, respectively.

Share-based payments are disclosed in Note 24.

4.3	Depreciation, amortization and provisions

Amounts are shown below net of reversals.

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Depreciation and amortization	(3,382.2)	(2,016.3)	(1,874.7)
Write-down of inventories and trade receivables	(280.4)	53.0	(67.3)
Provisions	(50.9)	50.6	257.2
TOTAL	(3,713.5)	(1,912.7)	(1,684.8)

Depreciation and amortization breaks down as €555 million for intangible assets and €2,827.2 million for property, plant and equipment. A breakdown of assets by type is provided in Notes 10 and 11.

The increase in depreciation and amortization mainly reflects the first-time consolidation of ex-Gaz de France entities, Teesside and NAM.

The rise in net write-down of inventories and trade receivables reflects the non-recurring impact of provision reversals in 2007 after the corresponding bad debt had been written off, as well as an increase in revenues and to a lesser extent, a more difficult economic climate in Europe.

NOTE 5	INCOME FROM OPERATING ACTIVITIES

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	6,223.6	5,175.4	4,496.5
Mark-to-market on commodity contracts other than trading instruments	563.6	67.8	17.1
Impairment of property, plant and equipment, intangible assets and financial assets	(811.8)	(132.0)	(150.3)
Restructuring costs	(254.2)	(42.6)	(88.8)
Disposals of assets, net	1,957.7	339.4	1,093.1
INCOME FROM OPERATING ACTIVITIES	7,678.8	5,408.0	5,367.6

5.1	Mark-to-market on commodity contracts other than trading instruments

The contribution of commodity contracts other than trading instruments to consolidated income from operating activities is a gain of €563.6 million for the year to December 31, 2008. This amount can be explained as follows:

•
certain Group companies have implemented economic hedging strategies using forward contracts with the aim of reducing the sensitivity of margins to fluctuations in commodity prices. However, as these contracts cover the entities’ net exposure to price risk or because of their complexity from an operational standpoint, they are not eligible for hedge accounting and are not designated as hedges under IAS 39. Changes in the fair value of these positions over the period resulted in a net gain of €436 million;

•	favorable changes in the fair value of derivatives embedded in commodity contracts, which are required to be accounted for separately under IAS 39, resulted in a positive impact of €110 million.

5.2	Impairment of property, plant and equipment, intangible assets and financial assets

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Impairment of assets
Goodwill	(47.7)	(1.3)	(11.6)
Property, plant and equipment and other intangible assets	(153.2)	(113.9)	(131.7)
Financial assets	(660.1)	(40.5)	(48.6)
TOTAL	(861.0)	(155.7)	(191.9)
Reversals of impairment losses
Property, plant and equipment and other intangible assets	32.3	0.9	8.0
Financial assets	16.9	22.8	33.7
TOTAL	49.2	23.7	41.6
TOTAL	(811.8)	(132.0)	(150.3)

In 2008, impairment losses were recognized mainly on available-for-sale financial assets (€513 million) and property, plant and equipment used to produce electricity in the UK due to a decline in operating and pricing conditions (€123 million). In 2007 and 2006, impairment losses had concerned mainly SUEZ Energy International in the US, amid a persistently unfavorable pricing environment for certain merchant power plants.

5.2.1	Impairment of goodwill

All goodwill cash-generating units (CGUs) are tested for impairment based on data as of end-June and on a review of events in the second half of the year. The calculation of the recoverable amount of CGUs takes into account three scenarios (low, medium and high). The “medium” scenario is usually applied to compare the CGU’s recoverable amount with its carrying amount. In 2008, impairment tests were carried out on the basis of the CGUs previously defined by SUEZ. Identification of the CGUs for the new GDF SUEZ Group is underway and expected to be completed upon finalization of the accounting for the business combination (i.e., within 12 months of the merger date). Goodwill resulting from the merger with Gaz de France was tested for impairment at December 31, 2008 as described below.

The recoverable amounts determined under the three abovementioned scenarios are generated by modifying the key assumptions used as inputs for the underlying models, and particularly the discount rates applied. Based on events that are reasonably likely to occur as of the balance sheet date, the Group considers that any changes in the key assumptions described below would not increase the carrying amount in excess of the recoverable amount.

The discount rates applied are determined on the basis of the weighted average cost of capital adjusted to reflect business, country and currency risks associated with each CGU reviewed. Discount rates correspond to a risk-free market interest rate plus a country risk premium.

The discount rates used in 2008 to calculate the present value of future cash flows in the impairment test ranged from 5% to 15.4%  (from 5.2% to 15.3% in 2007 and from 5.1% to 12.3% in 2006).

With the exception of the Electrabel Benelux CGU and goodwill resulting from the merger with Gaz de France, no individual amount of goodwill allocated to other CGUs represents more than 5% of the Group’s total goodwill.

Goodwill allocated to the Electrabel Benelux CGU

The total amount of goodwill allocated to this CGU was €9.0 billion at December 31, 2008. The Electrabel Benelux CGU includes the Group’s electricity production, sale and distribution activities in Belgium, the Netherlands and Luxembourg.

The annual review of this CGU’s recoverable amount was based on its estimated value in use.

To estimate value in use, the Group uses cash flow projections based on financial forecasts approved by Management covering a period of six years, and a discount rate of 7%. Cash flow projections beyond this six-year period are extrapolated to obtain a terminal value.

Key assumptions used in the calculation include expected trends in long-term prices for electricity and fuel. These amounts reflect the best estimates of market prices, while fuel consumption is estimated taking into account expected changes in production assets. The discount rates applied are consistent with available external sources of information.

Goodwill resulting from the merger with Gaz de France

As explained above, an impairment test was carried out on total goodwill of €11,390 million resulting from the merger with Gaz de France, based on strategic medium-term business plans covering a six-year period drawn up in summer 2008, and adjusted for fluctuations in the price of Brent crude since that date. Terminal values were computed either by extrapolating future cash flows beyond this six-year period or by reference to the Regulated Asset Base not depreciated at that date.

The key assumptions notably include: values assigned to the regulated asset base where applicable, estimated long-term gas and oil prices, changes in the euro/dollar exchange rate, the market outlook for the measurement of future cash flows, and the applicable discount rate.

These discount rates, ranging from 6% to 9.6% , correspond to the weighted average cost of capital in order to reflect business, country and currency risks arising on Gaz de France’s different activities.

Other main CGUs

The table below sets out the assumptions used to review the recoverable amount of the other cash-generating units:

Cash-generating units	Measurement method	Discount rate
Electrabel France
SHEM	DCF	7,00%
Compagnie Nationale du Rhône (CNR)	DCF	7.10%
Compagnie du Vent	DCF	6.00%
United Water	Multiples + DCF	5.00%
SITA UK	DCF	6.40%
Polaniec	DCF	7.90%
Agbar	Multiples + DCF (tender offer)	7.30%
SITA France	DCF	6.00%
SITA Deutschland	DCF	6.30%

5.2.2	Impairment of financial assets

In light of the downturn in equity markets in second-half 2008 and uncertainty regarding the time of recovery of the Gas Natural share price, the Group has recognized an impairment loss of €513 million on Gas Natural shares.

Furthermore, given the financial position of some of its counterparties in the second half of the year, the Group took an impairment loss against its financial assets (loans and receivables at amortized cost) for a total amount of €129.3 million, in order to reduce the carrying value of the assets concerned to their recoverable amount as estimated based on observable market data.

5.3	Restructuring costs

In 2008, 2007 and 2006, most of the costs included in this caption relate to the merger between Gaz de France and SUEZ and to the stock market listing of 65% of SUEZ Environnement Company. In 2008, this item also includes costs relating to the reorganization of facilities in the Ile de France region.

5.4	Disposals of assets, net

At December 31, 2008, disposals of assets, net mainly reflect commitments totaling €1,902 million given to the European Commission in respect of the merger with Gaz de France. The caption includes capital gains on the sale of Distrigas (€1,738 million) and on the disposal of 12.5% of Fluxys (€163 million). The disposal of SPE and Coriance, equity investments previously owned by Gaz de France, were measured at fair value within the context of accounting for the business combination, and therefore has no impact on income for the year. These divestments are described in further detail in Note 2 – “Main changes in Group structure”.

At December 31, 2007, disposals of assets, net represented net capital gains of €339.4 million versus net capital gains of €1,093.1 million at end-2006.

The main disposal gains recognized in 2007 result from the following transactions:

•
disposal of shareholdings in inter-municipal companies in the Walloon and Brussels regions. In the context of the legal and regulatory provisions providing for the deregulation of the energy market and the designation of the inter-municipal companies as distribution network operators under the restructuring agreements entered into between 2001 and 2005, Electrabel sold a portion of its interests in the inter-municipal companies in the Walloon and Brussels regions. The capital gain recognized in the consolidated financial statements at December 31, 2007 in respect of this transaction amounts to €66.7 million;

•
disposal of 3%  of the shares held by Electrabel in Elia pursuant to commitments undertaken in connection with the squeeze-out bid for the Electrabel shares not yet held by SUEZ in 2005. This transaction resulted in a capital gain of €25 million;

•
disposal of 53.1% of the shares held by Agbar in Applus, a company specializing in technology inspection and certification activities. The capital gain recognized in the consolidated financial statements at December 31, 2007 in respect of this transaction amounts to €125 million;

•	disposal of various non-strategic, mainly listed investments, representing a net capital gain of €68.8 million.

The largest capital gains recognized in 2006 on asset disposals result from the following transactions:

•
the disposal of shareholdings in inter-municipal companies in the Flemish region. In application of the agreements signed in 2001 and 2005 concerning the restructuring of distribution networks in Flanders, Electrabel was required to reduce its shareholding in the Flemish inter-municipal companies to an agreed level of 30% by September 5, 2006 at the latest. These transactions were completed and a capital gain of €236 million was recognized in the consolidated financial statements at December 31, 2006;

•
the disposal of shares in Reva. On June 29, 2006, SES España sold all of its shares in Reva. The capital gain recognized in the consolidated financial statements at December 31, 2006 amounted to €129 million;

•	the disposal of shares in M6. SUEZ sold its remaining 5% shareholding in M6 to Compagnie Nationale à Portefeuille (CNP), booking a net capital gain of €120 million in 2006;

•	sale of Neuf Cegetel. On October 24, 2006, SUEZ Communication sold its entire stake in Neuf Cegetel upon the company’s stock market listing, booking a capital gain of €270 million;

Besides the transactions set out above, capital gains recognized on disposals of assets in 2006 related to the sale of the residual interest in Colbùn (€77 million) and in Hanjin City Gas (€50 million).

NOTE 6	NET FINANCIAL INCOME/(LOSS)

In millions of euros	Dec. 31, 2008			Dec. 31, 2007			Dec. 31, 2006
	Expenses	Income	Net	Expenses	Income	Net	Expenses	Income	Net
Net finance costs	(1,750.3)	391.8	(1,358.5)	(1,257.0)	584.0	(673.0)	(1,157.8)	327.6	(830.2)
Other financial income and expenses	(627.5)	491.9	(135.6)	(452.5)	403.3	(49.1)	(452.8)	552.0	99.2
NET FINANCIAL INCOME/(LOSS)	(2,377.8)	883.7	(1,494.1)	(1,709.5)	987.3	(722.1)	(1,610.6)	879.6	(731.0)

6.1	Net finance costs

Net finance costs include mainly interest expenses (calculated using the effective interest rate) on gross borrowings, foreign exchange gains/losses on borrowings and hedges and gains/losses on interest rate and currency hedges of gross borrowings, as well as interest income on cash investments and changes in the fair value of financial assets at fair value through income.

In millions of euros	Expenses	Income	Net Dec. 31,2008	Dec. 31, 2007	Dec. 31, 2006
Interest on gross borrowings	(1,552.1)	-	(1,552.1)	(1,257.0)	(1,097.7)
Foreign exchange gains/losses on borrowings and hedges	-	72.5	72.5	111.9	(9.6)
Gains and losses on hedges of borrowings	(198.2)	-	(198.2)	11.9	(50.5)
Gains and losses on cash and cash equivalents and financial assets at fair value through income	-	319.4	319.4	460.2	327.6
NET FINANCE COSTS	(1,750.3)	391.8	(1,358.5)	(673.0)	(830.2)

The change in net finance costs is essentially attributable to the impact of interest rate fluctuations on gross borrowings and to the evolution of the latter.

The decrease in exchange gains chiefly reflects lower foreign exchange gains arising on the Brazilian real in 2008 with regard to the redemption of Floating Rate Notes in the Energy Europe & International business (€71 million in 2008 versus €147 million in 2007).

6.2	Other financial income and expenses

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Other financial expenses
Unwinding of discounting adjustments to provisions	(489.0)	(372.5)	(335.5)
Interest on trade and other payables	(110.9)	(73.4)	(22.4)
Exchange losses	(12.7)	(4.3)	(21.1)
Other financial expenses	(14.9)	(2.2)	(73.8)
TOTAL	(627.5)	(452.4)	(452.8)
Other financial income
Income from available-for-sale securities	219.6	202.4	288.7
Interest income on trade and other receivables	68.4	95.8	23.8
Interest income on loans and receivables carried at amortized cost	144.1	82.3	63.7
Exchange gains	0.0	0.0	11.3
Other financial income	59.8	22.8	164.5
TOTAL	491.9	403.3	552.0
OTHER FINANCIAL INCOME AND EXPENSES, NET	(135.6)	(49.0)	99.2

Other financial income reflects the positive €56.4 million impact resulting from the renegotiation of Aguas Argentinas debt in 2006.

NOTE 7	INCOME TAX EXPENSE

7.1	Analysis of income tax expense recognized in the income statement

7.1.1	Breakdown of income tax expense

The income tax expense recognized in income for 2008 amounts to €911.9 million (compared with €527.5 million in 2007), breaking down as:

In millions of euros	2008	2007	2006
Current income taxes
France	194.3	(147.2)	(59.1)
Outside France	(1,064.3)	(827.2)	(726.3)
TOTAL	(870.0)	(974.4)	(785.4)
Deferred taxes
France	163.0	495.2	11.5
Outside France	(204.9)	(48.3)	(41.2)
TOTAL	(41.9)	446.9	(29.7)
TOTAL INCOME TAX EXPENSE RECOGNIZED IN INCOME FOR THE YEAR	(911.9)	(527.5)	(815.1)

At December 31, 2007, SUEZ SA was the parent of a tax consolidation group comprising 237 companies. At July 22, 2008, Gaz de France SA, renamed GDF SUEZ SA following its merger with SUEZ, became the parent of a tax consolidation group comprising the subsidiaries belonging to the former Gaz de France SA tax consolidation group, plus the subsidiaries previously part of the SUEZ SA tax consolidation group (excluding SUEZ Environnement subsidiaries), with retroactive effect from January 1, 2008. In turn, SUEZ Environnement subsidiaries formed a tax consolidation group headed by SUEZ Environnement Company with retroactive effect from the same date as for GDF SUEZ (January 1, 2008). There were 205 companies in the GDF SUEZ tax consolidation group at December 31, 2008.

7.1.2	Reconciliation between theoretical income tax expense and actual income tax expense

A reconciliation between the theoretical income tax expense and the Group’s actual income tax expense is presented below:

In millions of euros	2008	2007	2006
Net income	5,591.2	4,616.4	4,194.2
(-) Share in net income of associates	318.3	457.9	372.7
(-) Income tax	(911.9)	(527.5)	(815.1)
Income before income tax and share in net income of associates (A)	6,184.7	4,685.9	4,636.6
of which French companies	940.4	82.1	464.2
of which companies outside France	5,244.3	4,603.8	4,172.4
Statutory income tax rate in France (B)	34.43%	34.43%	34.43%
Theoretical income tax expense (C) = (A) x (B)	(2,129.4)	(1,613.4)	(1,596.4)
Actual income tax expense

Difference between normal tax rate applicable in France and normal tax rate in force in jurisdictions outside France	90.3	214.1	177.1
Permanent differences	83.4	13.4	(9.9)
Income taxed at a reduced rate or tax-exempt (a)	954.7	377.4	538.1
Additional tax expense (b)	(645.0)	(134.0)	(94.7)
Effect of unrecognized deferred tax assets on tax loss carry-forwards and other tax-deductible temporary differences	(197.7)	(47.5)	(125.0)
Recognition or utilization of tax income on previously unrecognized tax loss carry-forwards and other tax-deductible temporary differences	348.6	649.8	220.5
Impact of changes in tax rates	(18.9)	(22.1)	(27.0)
Tax credits	128.1	29.1	36.7
Other (c)	474.1	5.7	65.6
ACTUAL INCOME TAX EXPENSE	(911.9)	(527.5)	(815.0)
EFFECTIVE TAX RATE (ACTUAL INCOME TAX EXPENSE DIVIDED BY INCOME BEFORE INCOME TAX AND SHARE IN NET INCOME OF ASSOCIATES)	14.7%	11.3%	17.6%
(a)
Includes mainly capital gains on tax-exempt disposals of shares in Belgium; the effect of lower tax rates applicable to securities transactions in France; and the impact of the special tax regimes used for the coordination centers in Belgium.

(b)	Includes mainly the tax on dividends and the tax on nuclear activities payable by electricity utilities in Belgium.
(c)	Includes mainly the impact of no longer neutralizing operations that were previously neutralized (see below), due to the disbanding of the SUEZ SA tax consolidation group.

The change in the effective tax rate and the relatively low rate are explained below.

•
following completion of the merger, the SUEZ SA tax consolidation group was disbanded and its subsidiaries (excluding SUEZ Environnement) incorporated within the GDF tax consolidation group with retroactive effect from January 1, 2008;

•
the neutralization of certain operations was discontinued as a result, generating tax loss carry-forwards of €898 million, immediately utilized against taxable profits generated by GDF SUEZ SA for the period;

•
deferred tax assets of €151 million were also recognized by the GDF SUEZ SA tax consolidation group on various temporary differences. These additional deferred tax assets take into account the events and transactions in the period which reinforce the tax consolidation group’s ability to generate taxable profit;

•
following the contribution of assets by SUEZ of SUEZ Environnement Company on July 15, 2008, the latter set up a new tax consolidation group including all subsidiaries operating in the SUEZ Environnement division that were previously part of the SUEZ SA tax consolidation group, with retroactive effect from January 1, 2008;

•
based on the overall earnings outlook and further to the approval obtained by the French Department of Public Finance on November 25, 2008, SUEZ Environnement Company recognized €149 million in deferred tax assets at December 31, 2008, corresponding to tax loss carry-forwards transferred by the former SUEZ SA tax consolidation group;

•	these operations are only partially offset by the nuclear tax payable by electricity utilities in Belgium for 2008, totaling €222 million.

7.2	Income tax recorded directly in equity

At December 31, 2008, changes in deferred taxes recognized directly in equity resulting from actuarial gains and losses calculated over the period and changes in the fair value of financial instruments recorded through equity, amount to a positive €826.1 million, and can be analyzed as follows:

In millions of euros	Dec. 31, 2008	Change	Dec. 31, 2007	Dec. 31, 2006
Available-for-sale financial assets	(2.8)	79.7	(82.5)	(48.2)
Actuarial gains and losses	149.0	174.5	(25.5)	78.0
Net investment hedges	(15.2)	(28.8)	13.6	8.4
Cash flow hedges	467.0	597.5	(130.5)	(16.6)
TOTAL (EXCLUDING TRANSLATION ADJUSTMENTS)	598.0	822.9	(224.9)	21.6
Translation adjustments	(9.6)	3.2	(12.8)
TOTAL	588.4	826.1	(237.7)	21.6

7.3	Deferred tax assets and liabilities

7.3.1	Analysis of the net deferred tax position recognized in the balance sheet (before netting off deferred tax assets and liabilities by tax entity), by type of temporary difference

	Balance sheet position at
In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Deferred tax assets
Net operating loss carry-forwards and tax credits	1,077.7	714.8	220.0
Pension obligations	1,028.0	599.9	697.9
Non-deductible provisions	458.0	256.4	370.8
Difference between the carrying amount of PPE and their tax bases	451.5	310.2	326.5
Measurement of financial instruments at fair value (IAS 32/39)	634.4	319.2	318.3
Other	801.9	403.6	540.0
TOTAL	4,451.5	2,604.1	2,473.5
Deferred tax liabilities
Fair value adjustments to PPE and intangible assets	(9,485.8)	(809.1)	(731.0)
Other differences between the carrying amount of PPE and their tax bases	(3,654.6)	(1,059.1)	(1,085.8)
Tax-driven provisions	(172.9)	(117.9)	(110.6)
Measurement of financial assets and liabilities at fair value (IAS 32/39)	(337.5)	(436.2)	(306.5)
Other	(728.8)	(740.4)	(813.1)
TOTAL	(14,379.6)	(3,162.7)	(3,047.0)
NET DEFERRED TAX ASSETS/(LIABILITIES)	(9,928.1)	(558.6)	(573.5)

The change in temporary differences recorded under liabilities is essentially attributable to the first-time consolidation of former Gaz de France entities, notably:

•	differences between the carrying amount of property, plant and equipment and their tax bases (€2,036 million at December 31, 2008);

•
fair value adjustments to property, plant and equipment (€8,730 million at end-2008, including €7,655 million resulting from the measurement of the fair value of assets acquired and liabilities assumed in the business combination).

	Impacts in the income statement
In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Deferred tax assets
Net operating loss carry-forwards and tax credits	(9.3)	450.2	31.7
Pension obligations	(30.3)	(3.8)	(16.4)
Non-deductible provisions	84.1	6.3	(43.5)
Difference between the carrying amount of PPE and their tax bases	(28.5)	25.3	(19.9)
Measurement of financial instruments at fair value (IAS 32/39)	195.2	(26.1)	82.0
Other	245.3	(69.4)	147.4
TOTAL BENEFIT OBLIGATIONS	456.5	382.6	181.3
Deferred tax liabilities
Fair value adjustments to PPE and intangible assets	(89.7)	38.4	9.6
Other differences between the carrying amount of PPE and their tax bases	27.2	(12.5)	(137.9)
Tax-driven provisions	(33.8)	(0.7)	6.7
Measurement of financial assets and liabilities at fair value (IAS 32/39)	(360.3)	37.2	(149.7)
Other	(41.8)	1.9	60.3
TOTAL	(498.4)	64.3	(211.0)
NET DEFERRED TAX ASSETS/(LIABILITIES)	(41.9)	446.9	(29.7)

Movements in deferred taxes recorded in the consolidated balance sheet, after netting off deferred tax assets and liabilities by tax entity, break down as follows:

In millions of euros	Assets	Liabilities	Net position
At December 31, 2006	871.0	(1,444.5)	(573.5)
At December 31, 2007	1,085.0	(1,643.6)	(558.6)
Impact on net income for the year	456.5	(498.4)	(41.9)
Impact of netting by tax entity	(2,239.4)	2,239.4	-
Other (*)	1,316.3	(10,643.8)	(9,327.5)
At December 31, 2008	618.4	(10,546.4)	(9,928.0)
(*)	As indicated above, the bulk of these changes reflect the impact of the GDF SUEZ merger and in particular, the tax impacts resulting from the fair value measurement process.

7.3.2	Deductible temporary differences not recognized in the balance sheet

At December 31, 2008, unused tax loss carry-forwards not recognized in the balance sheet amounted to €1,223.7 million (€2,576.9 million at end-2007) in respect of ordinary tax losses (unrecognized deferred tax asset effect of €419.4 million). These loss carry-forwards are no longer applicable to entities in the GDF SUEZ tax consolidation group.

The expiration dates for unrecognized tax loss carry-forwards are presented below:

In millions of euros	Ordinary tax losses
2009	93.4
2010	10.7
2011	11.0
2012	32.4
2013	136.0
2014 and beyond	940.2
TOTAL	1,223.7

The amount of other tax-deductible temporary differences not recorded in the balance sheet amounted to €879.4 million (unrecognized deferred tax asset effect of €289.5 million).

7.3.3	Unrecognized deferred taxes on taxable temporary differences relating to investments in subsidiaries, joint ventures and associates

No deferred tax liabilities are recognized on temporary differences when the Group is able to control the timing of their reversal and it is probable that the temporary difference will not reverse in the foreseeable future. Likewise, no deferred tax liabilities are recognized on temporary differences that do not result in any payment of tax when they reverse (in particular as regards tax-exempt capital gains on disposals of investments in Belgium and the elimination of capital gains tax in France with effect from January 1, 2007).

NOTE 8	EARNINGS PER SHARE

Owing to the reverse acquisition of Gaz de France by SUEZ, and in accordance with IFRS 3, the average number of shares outstanding used as the denominator in determining earnings per share was calculated by splitting 2008 into a pre-merger and post-merger period.

The number of shares outstanding for the periods prior to the transaction (2006, 2007 and the pre-merger portion of 2008) represents the number of shares issued by Gaz de France SA (considered the acquirer for legal purposes) in consideration for the contribution of SUEZ, adjusted for the impact of changes in the number of shares issued by SUEZ (considered as merged into Gaz de France for legal purposes) during these periods.

The denominator for the post-merger period is the average number of GDF SUEZ shares issued and outstanding.

	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Numerator (in millions of euros)
Net income Group share	4,857.1	3,923.5	3,606.4
Denominator
Average number of shares outstanding (in millions)	1,630.1	1,211.9	1,204.0
Impact of dilutive instruments
•Bonus share plan reserved for employees	3.4	1.6	0.3
•Stock subscription and purchase plans reserved for employees	11.5	16.8	14.0
DILUTED AVERAGE NUMBER OF SHARES OUTSTANDING	1,645.0	1,230.2	1,218.3
Earnings per share (in euros)
Earnings per share	2.98	3.24	3.00
Diluted earnings per share	2.95	3.19	2.96

The spin-off of 65% of SUEZ Environnement had an automatically dilutive impact on Group earnings per share. The following table shows earnings per share calculated as if the Group had owned 35% of SUEZ Environnement for all periods presented:

	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Earnings per share including SUEZ Environnement contribution based on a 35% share	2.89	2.97	2.69
Diluted earnings per share including SUEZ Environnement contribution based on a 35% share	2.87	2.92	2.66

The dilutive instruments taken into account for calculating diluted earnings per share and the number of shares outstanding during the period are described in Note 24.

Stock options granted to employees in 2007 were not included in the calculation of diluted earnings per share since they are not in the money under current market conditions.

NOTE 9	GOODWILLS

9.1	Movements in the carrying amount of goodwill

In millions of euros
A. GROSS AMOUNT
At December 31, 2006	13,587.7
Acquisitions	2,165.3
Disposals	(364.9)
Translation adjustments	(120.0)
Other	(202.2)
At December 31, 2007	15,065.9
Acquisitions	12,985.9
Disposals	(147.2)
Translation adjustments	(37.3)
Other	(128.7)
At December 31, 2008	27,738.6
B. IMPAIRMENT
At December 31, 2006	(183.0)
Impairment losses	(1.3)
Disposals	10.5
Translation adjustments	(0.6)
Other	11.3
At December 31, 2007	(163.2)
Impairment losses	(47.7)
Disposals	(19.3)
Translation adjustments	12.6
Other	(10.8)
At December 31, 2008	(228.3)
C. CARRYING AMOUNT = A + B
At December 31, 2006	13,404.7
At December 31, 2007	14,902.7
At December 31, 2008	27,510.3

Additions to goodwill in 2008 relate mainly to the acquisition of Gaz de France (€11,390 million), FirstLight (€657.2 million) and Senoko (€303.5 million) in the Energy Europe & International division. The calculation of the cost of the Gaz de France acquisition and its allocation to Gaz de France’s assets and liabilities are shown in Note 2 – “Main changes in Group structure”.

In 2007, goodwill was recognized mainly in the Energy France division on its acquisition of Compagnie du Vent (€633.9 million). Various companies in the Energy Europe & International business recognized goodwill on the transfer of the Supply business to Electrabel Consumer Solutions (ECS) for €212 million (Benelux-Germany), the acquisition of Windco for €46.2 million (Other Europe) and Ventus for €81.2 million (International). SUEZ Environnement recognized goodwill on various acquisitions carried out by Sita UK (€152.2 million) and Agbar (€72 million).

Goodwill arising on acquisitions of minority interests totaled €27.9 million versus €869.2 million at December 31, 2007, and related mainly to the 1.38%  interest acquired in Electrabel (€331.2 million) and the binding commitment granted to Agbar minority shareholders within the scope of the public tender offer (€512.5 million). In the absence of specific IFRS guidance, goodwill is recognized as described in Note 1.4.4.1.

Changes in the “Disposals” line (gross amount) relate mainly to the sale of Distrigas and Fluxys. In 2007, this caption included the sale of certain inter-municipal companies in the Brussels and Walloon regions for €62.9 million, and Agbar’s sale of Applus (€251.6 million).

Other changes in 2008 (gross amount) are linked to the decrease in goodwill recognized in 2007 on the binding commitment granted to Agbar minority shareholders. Ultimately, these shareholders did not respond favorably to the Group’s public tender offer for Agbar shares.

9.2	Goodwill segment information

The carrying amount of goodwill can be analyzed as follows by business segment:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Gaz de France	11,390.1	0.0	0.0
Energy France	1,104.1	984.4	697.4
Energy Benelux & Germany	9,084.1	9,223.6	8,614.3
Energy Europe	727.6	587.4	490.0
Energy International	1,482.7	476.1	428.9
Energy Europe & International	2,210.3	1,063.5	919.0
Global Gas & LNG	0.0	0.0	0.0
Infrastructures	0.0	103.6	104.0
Energy Services	786.9	707.2	682.5
SUEZ Environnement	2,910.1	2,738.6	2,305.4
Other	24.6	81.9	81.9
TOTAL	27,510.1	14,902.8	13,404.6

The analysis above is based on the business segments of the acquired entity rather than that of the acquirer. Pending the final allocation of Gaz de France goodwill to the CGUs and the operating segments (to be completed in line with the final calculation of goodwill), unallocated Gaz de France goodwill has not been assigned to the operating segments in the table above.

Excluding goodwill arising on the merger with Gaz de France (€11,390 million), the main goodwill balances relate to the following cash-generating units (CGUs): Electrabel Benelux (€9,010 million), Electrabel France (Compagnie du Vent, Shem and CNR for €964 million), Polaniec (€250 million), United Water (€493 million), Agbar (€650 million), Sita UK (€346 million), Sita France (€510 million), Sita Nederland BV (€234 million) and Sita Deutschland (€189 million).

These amounts are increased by goodwill resulting from the 2008 acquisitions of FirstLight (€695 million) and Senoko (€320 million).

NOTE 10	INTANGIBLE ASSETS, NET

10.1	Movements in intangible assets

In millions of euros	Software	Intangible rights arising on concession contracts	Capacity entitlements	Other	Total
A. GROSS AMOUNT
At December 31, 2006	588	4,006	1,180	1,031	6,806
Acquisitions	46	150	0	82	278
Disposals	(29)	(16)	0	(28)	(72)
Translation adjustments	0	(32)	0	(49)	(81)
Changes in scope of consolidation	5	45	0	(7)	43
Other	(51)	(900)	0	946	(5)
At December 31, 2007	559	3,253	1,180	1,976	6,968
Acquisitions	214	204	1,210	691	2,320
Disposals	(29)	(26)	0	(40)	(95)
Translation adjustments	(9)	17	0	(16)	(8)
Changes in scope of consolidation	443	115	0	4,867	5,426
Other	25	9	0	22	55
At December 31, 2008	1,204	3,573	2,390	7,498	14,665
B. ACCUMULATED AMORTIZATION AND IMPAIRMENT
At December 31, 2006	(434)	(1,871)	(531)	(481)	(3,317)
Amortization/impairment	(55)	(113)	(24)	(92)	(283)
Disposals	29	14	0	24	67
Translation adjustments	(0)	17	0	30	46
Changes in scope of consolidation	(4)	(19)	0	(2)	(25)
Other	63	515	0	(536)	42
At December 31, 2007	(402)	(1,457)	(555)	(1,057)	(3,470)
Amortization/impairment	(115)	(141)	0	(299)	(555)
Disposals	29	20	0	32	81
Translation adjustments	5	(7)	0	(8)	(10)
Changes in scope of consolidation	(15)	(15)	0	(6)	(36)
Other	(33)	(7)	0	56	16
At December 31, 2008	(531)	(1,606)	(555)	(1,283)	(3,975)
C. CARRYING AMOUNT
At December 31, 2006	154	2,135	649	550	3,488
At December 31, 2007	158	1,796	625	919	3,498
At December 31, 2008	673	1,967	1,835	6,216	10,690

Intangible assets acquired as a result of the merger with Gaz de France consist mainly of customer relationships, brands, and gas supply contracts. The fair value of these assets is set out in note 2 – “Main changes in Group structure”.

No impairment losses were recognized in 2008 (€2.7 million in 2007 and €3.6 million in 2006).

10.1.1	Intangible rights arising on concession contracts

The Group manages a large number of concessions as defined by SIC 29 covering drinking water distribution, water treatment, waste collection and treatment, and electricity distribution. The rights granted to concession operators are accounted for as intangibles (see note 22).

10.1.2	Capacity entitlements

The Group was involved in financing the construction of several power stations operated by third parties and in consideration, received the right to purchase a share of the output over the useful life of the assets. These rights are amortized over the useful life of the underlying assets, not to exceed 40 years. The Group currently holds entitlements in the Chooz B power plant in France, the MKV and HKV plants in Germany, and the virtual power production (VPP) plant in Italy. At December 31, 2008, the carrying amount of these entitlements was €1,835 million.

10.1.3	Other intangible assets

At end-2008, this caption chiefly relates to intangible assets acquired as a result of the merger with Gaz de France (€4,922 million), essentially comprising the Gaz de France brand, customer relationships and gas supply contracts.

Non-amortizable intangible assets amounted to €703.2 million at December 31, 2008 (€87.2 million at end-2007 and €18.8 million at end-2006). They relate in particular to water drawing rights and the Gaz de France brand recognized as part of the allocation of the cost of the business combination to the assets and liabilities of Gaz de France, and are held for an indefinite term.

10.2	Research and development costs

Research and development activities primarily relate to various studies regarding technological innovation, improvements in plant efficiency, safety, environmental protection, service quality and the use of energy resources.

Research and development costs with no specific contractual right of recovery are expensed as incurred. Excluding technical assistance costs, R&D costs amounted to €127.0 million in 2008 (€99.6 million and €86.0 million in 2007 and 2006, respectively).

Expenses related to in-house projects in the development phase that meet the definition of an intangible asset are not material.

NOTE 11	PROPERTY, PLANT AND EQUIPMENT, NET

11.1	Movements in property, plant and equipment

In millions of euros	Land	Buildings	Plant and equipment	Vehicles	Capitalized dismantling costs	Assets in progress	Other	Total
A. GROSS AMOUNT
At December 31, 2006	1,744.1	5,089.3	31,555.5	1,534.0	732.0	1,803.7	2,633.7	45,092.3
Acquisitions	43.1	80.9	731.5	150.6	(0.0)	1,729.0	76.5	2,811.5
Disposals	(24.1)	(64.8)	(225.6)	(107.6)	(2.6)	0.0	(59.1)	(483.8)
Translation adjustments	(48.6)	67.4	(550.4)	(23.8)	(9.5)	(48.3)	(144.4)	(757.5)
Changes in scope of consolidation	79.9	306.8	636.2	16.3	6.0	267.3	30.0	1,342.6
Other	69.6	166.3	1,267.3	49.7	172.8	(1,467.6)	(151.3)	106.8
At December 31, 2007	1,864.0	5,646.0	33,414.6	1,619.2	898.8	2,284.1	2,385.4	48,111.9
Acquisitions	77.0	102.4	2,018.0	164.8	0.0	4,553.9	88.3	7,004.4
Disposals	(48.6)	(83.8)	(270.7)	(103.3)	(3.1)	7.0	(72.5)	(575.0)
Translation adjustments	(149.7)	(417.0)	(998.1)	(62.3)	(53.5)	(120.6)	(9.8)	(1,811.1)
Changes in scope of consolidation	157.1	1,981.7	31,756.5	(10.8)	14.3	2,568.0	81.5	36,548.4
Other	54.7	47.2	2,804.0	40.0	145.0	(2,257.1)	(1,166.9)	(333.2)
At December 31, 2008	1,954.3	7,276.5	68,724.3	1,647.6	1,001.4	7,035.3	1,306.0	88,945.5
B. ACCUMULATED DEPRECIATION AND IMPAIRMENT
At December 31, 2006	(864.5)	(1,716.0)	(18,674.7)	(1,054.1)	(619.8)	(42.6)	(1,117.8)	(24,089.5)
Depreciation	(70.2)	(259.4)	(1,171.7)	(133.1)	(12.1)	0.0	(89.1)	(1,735.7)
Impairment losses	(3.6)	(3.9)	(91.4)	(0.2)	0.0	(11.9)	(0.2)	(111.2)
Disposals	14.4	36.7	179.5	99.1	2.6	0.0	55.5	387.8
Translation adjustments	30.2	(16.2)	146.5	13.6	10.1	2.0	38.5	224.5
Changes in scope of consolidation	(2.0)	(26.9)	(183.5)	(9.3)	(6.0)	0.0	(6.4)	(234.2)
Other	(6.6)	(38.4)	27.7	1.6	(38.0)	11.9	85.1	43.3
At December 31, 2007	(902.3)	(2,024.1)	(19,767.7)	(1,082.5)	(663.3)	(40.6)	(1,034.3)	(25,514.8)
Depreciation	(69.0)	(309.7)	(2,046.9)	(288.9)	(34.0)	0.0	(78.8)	(2,827.2)
Impairment losses	(4.4)	(1.7)	(130.1)	(0.0)	0.0	(13.0)	(4.0)	(153.3)
Disposals	32.7	65.3	310.9	97.7	(0.9)	0.0	59.1	564.8
Translation adjustments	82.9	115.5	391.7	36.9	39.4	(1.1)	8.4	673.6
Changes in scope of consolidation	(4.4)	1.4	1,479.4	59.8	(6.3)	0.0	(18.6)	1,511.4
Other	0.1	52.6	(156.9)	139.6	(8.5)	21.6	233.6	282.2
At December 31, 2008	(864.4)	(2,100.7)	(19,919.6)	(1,037.4)	(673.6)	(33.1)	(834.6)	(25,463.3)
C. CARRYING AMOUNT
At December 31, 2006	879.6	3,373.4	12,880.7	480.0	112.2	1,761.1	1,515.9	21,002.9
At December 31, 2007	961.6	3,621.9	13,646.9	536.6	235.5	2,243.5	1,351.1	22,597.1
At December 31, 2008	1,089.9	5,175.8	48,804.7	610.2	327.8	7,002.2	471.5	63,482.1

Property, plant and equipment acquired as a result of the merger with Gaz de France consist mainly of gas transmission, storage and distribution facilities in France, as well as exploration and production assets, representing net additions of €37,094 million. The fair value of these assets is set out in note 2 – “Main changes in Group structure”.

Other net changes in the scope of consolidation mainly reflect the positive impact of acquisitions by Tractebel Energia in Brazil (+ €710.1 million, chiefly for Ponte de Pedra) and Agbar (+ €114.3 million, mainly for Lavaqua), the acquisition of First Light Power Enterprises in the US (+ €676.0 million) and Senoko Power in Singapore (+ €250.5 million), and the first-half acquisition of Teesside in the UK, carried out jointly with Gaz de France (+ €265.4 million). Net changes in Group structure also reflect the negative impact of the sale of Distrigas (- €256.7 million), the change from full consolidation to equity-accounting for Fluxys in Belgium (- €639.9 million), and the sale of Chehalis in the US (- €219.2 million).

The main translation losses recorded in relation to the gross amount of property, plant and equipment at December 31, 2008 concern the Brazilian real (- €749.8 million), the pound sterling (- €535.2 million) and the Norwegian korona (- €293.7 million).

Assets relating to the exploration and production of mineral resources included in the table above are detailed in note 19 – “Exploration & Production activities”.

11.2	Pledged and mortgaged assets

Items of property, plant and equipment pledged by the Group to guarantee borrowings and debt amount to €2,417.1 million at December 31, 2008 (€2,227.7 million at December 31, 2007 and €2,001.0 million at December 31, 2006).

11.3	Contractual commitments to purchase property, plant and equipment

In the ordinary course of their operations, some Group companies have also entered into commitments to purchase, and the related third parties to deliver, property, plant and equipment. These commitments relate mainly to orders of equipment, vehicles and material required for the construction of energy production units (power and co-generation plants) and for service agreements.

Firm commitments made by the Group to purchase property, plant and equipment amount to €5,168.6 million at December 31, 2008, compared with €4,469.7 million at December 31, 2007 and €1,790.5 million at December 31, 2006. The increase in this item essentially results from firm commitments to purchase property, plant and equipment in connection with the construction of new coal-fired power plant in Thailand, the first-time consolidation of former Gaz de France entities, offset by commitment consumptions during the period. The Group has also given various contractual investment commitments in a total amount of €1,228.6 million at December 31, 2008, versus €885 million at December 31, 2007 and €869.4 million at December 31, 2006.

11.4	Other information

Borrowing costs included in the cost of property, plant and equipment amount to €97.6 million at December 31, 2008, €36.2 million at end-2007 and €24.7 million at end-2006.

NOTE 12	INVESTMENTS IN ASSOCIATES

12.1	Breakdown of investments in associates

	Carrying amount of investments in associates			Share in net income of associates
In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Belgian inter-municipal companies	670.4	893.2	866.8	174.8	365.3	235.3
Elia	(85.1)	(96.2)	(119.2)	26.7	25.1	21.1
Fluxys	240.4			31.0
Gasag	460.9			27.8
GTT	244.8			28.0
Reti Italia	277.0			1.0
SPE Group	515.0			(2.0)
Other	780.9	417.3	512.1	31.0	67.5	48.7
TOTAL	3,104.3	1,214.3	1,259.7	318.3	457.9	372.7

The main changes in 2008 arose on (i) the inclusion of Gaz de France associates in the scope of consolidation, and (ii) the change from full consolidation to equity-accounting for Fluxys following the sale of 12.5%  of its share capital to Publigaz.

Dividends received by the Group from its associates amounted to €358.1 million in 2008 (€229.8 million in 2007 and €355.7 million in 2006).

Goodwill recognized by the Group on acquisitions of associates is also included in this item for a net amount of €311.0 million at end-2008 (€31.5 million at December 31, 2007 and €23.4 million at December 31, 2006).

12.2	Fair value of investments in listed associates

The net carrying amount of investments in listed associates was €171.5 million at December 31, 2008, compared to a negative €69.2 million at December 31, 2007 and a negative €27.6 million at December 31, 2006. The market value of these companies at year-end 2008 was €895.2 million (including Fluxys for €597.8 million) compared to €336.8 million at end-2007 and €463.5 million at end-2006.

12.3	Key figures of associates

In millions of euros	Latest % interest	Total assets	Liabilities	Equity	Revenues	Net income
At December 31, 2008
Belgian inter-municipal companies (a) (e)		11,400.0	5,759.0	5,641.0	2,526.0	824.0
Elia	24.4	4,228.1	2,878.4	1,349.7	734.0	101.4
Fluxys (b)	44.8	2,664.4	1,377.8	1,286.6	592.2	111.0
GTT (c)	40.0	238.0	70.0	168.0	251.0	160.0
Reti Italia (c)	70.5	957.0	491.0	466.0	143.0	11.0
SPE group (c)	25.5	1,830.0	794.0	1,036.0	2455.0	22.0
At December 31, 2007
Belgian inter-municipal companies (b) (e)		11,871.0	5,762.0	6,109.0	3,561.0	663.0
Elia	24.4	3,975.8	2,630.7	1,345.1	718.8	81.6
At December 31, 2006
Belgian inter-municipal companies (e)		11,871.0	5,762.0	6,109.0	3,561.0	663.0
Compagnie Nationale du Rhône	47.9				798.9	135.3
Elia	27.5	3,899.5	2,593.5	1,306.0	690.9	76.9
(a)	The latest available data at the balance sheet date concerns 2007.
(b)	Based on data published by Fluxys prepared in accordance with Fluxys accounting policies.
(c)	Full-year 2008 data.
(d)	The latest available data at the balance sheet date concerns 2006.
(e)	Based on the combined financial data of the Belgian inter-municipal companies, which have been restated in accordance with IFRS.

NOTE 13	INVESTMENTS IN JOINT VENTURES

Contributions of the main joint ventures to the Group’s consolidated financial statements are as follows:

In millions of euros	Consolidation percentage		Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Net income
At December 31, 2008
Acea/Electrabel group	40.6	(a)	515.6	762.7	810.9	165.5	1,298.8	(17.1)
Hisusa group	51.0	(b)	1,170.7	2,624.1	1,152.9	733.3	1,623.3	126.6
Senoko	30.0		80.9	650.7	141.1	65.1	143.7	6.2
Tirreno Power	35.0		120.1	543.8	125.4	392.0	396.0	30.2
EFOG	22.5		145	134	2	61	105	70
Gasélys	51.0		3,662	8	3,885	15	98	57
SPP group	24.5		257	1,986	106	150	366	71
At December 31, 2007
Acea/Electrabel group	40.6	(a)	477.3	751.5	739.6	167.1	1,036.0	0.7
Hisusa group	51.0	(b)	964.9	3,130.8	752.9	1,371.6	1,763.3	243.6
Tirreno Power	35.0		140.8	547.9	142.3	391.7	308.1	51.2
At December 31, 2006
Acea/Electrabel group	40.6	(a)	402.9	675.1	606.2	156.8	1,132.9	7.4
Hisusa group	51.0	(b)	792.8	2,705.3	770.3	1,072.2	1,712.9	214.6
Tirreno Power	35.0		115.0	513.3	199.8	299.0	291.8	16.5
(a)	Percentage of consolidation applicable to the holding companies.
(b)	Includes Agbar, which is fully consolidated by Hisusa, itself proportionately consolidated by GDF SUEZ based on a 51% interest.

NOTE 14	FINANCIAL INSTRUMENTS

14.1	Financial assets

The Group’s financial assets are broken down into the following categories:

			Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
In millions of euros	Non-current	Current	Total	Total	Total
Available-for-sale securities	3,309.0		3,309.0	4,120.7	2,816.5
Loans and receivables carried at amortized cost	3,575.4	28,556.7	32,132.1	17,594.7	15,996.5
Loans and receivables carried at amortized cost (excluding trade and other receivables)	2,303.5	1,346.4	3,650.0	2,438.3	2,468.9
Trade and other receivables, net		22,729.3	22,729.3	11,869.3	10,412.2
Other assets	1,271.8	4,481.0	5,752.8	3,287.0	3,115.4
Financial assets at fair value through income	2,893.4	10,208.8	13,102.2	5,822.9	5,165.7
Derivative instruments	2,893.4	9,439.9	12,333.3	4,503.4	4,332.7
Financial assets at fair value through income (excluding derivatives)		768.9	768.9	1,319.5	833.0
Cash and cash equivalents		9,049.3	9,049.3	6,720.2	7,946.3
TOTAL	9,777.8	47,814.8	57,592.6	34,258.5	31,925.0

14.1.1	Available-for-sale securities

In millions of euros
At December 31, 2006	2,816.5
At December 31, 2007	4,120.7
Acquisitions	475.1
Disposals	(96.0)
Changes in fair value recorded in equity	(612.0)
Changes in fair value recorded in income	(566.3)
Changes in scope of consolidation, foreign currency translation and other changes	(12.6)
At December 31, 2008	3,309.0

The Group’s available-for-sale securities amounted to €3,309 million at December 31, 2008, breaking down as €1,071.3 million of listed securities and €2,237.7 million of unlisted securities.

Listed securities are measured based on their market price at year-end.

The methods used to measure unlisted securities are essentially as follows:

•	recent market transactions;

•	discounted dividends and/or cash flows;

•	net asset value.

The Group reviewed the value of its available-for-sale securities on a case-by-case basis, in order to determine whether, based on all available information and in light of the current market environment, any impairment losses should be recognized. Given the downturn in equity markets and uncertainty regarding the timing of any recovery in the Gas Natural share price, the Group has recognized an impairment loss of €513 million on Gas Natural shares.

Gains and losses on available-for-sale securities recognized in equity or income were as follows:

		Remeasurement
In millions of euros	Dividends	Change in fair value	Foreign currency translation	Impairment	Net gains and losses on disposals
Equity (*)	-	(690.0)	28.4	-	-
Income	219.6	(25.4)		(540.9)	42.3
TOTAL AT DECEMBER 31, 2008	219.6	(715.4)	28.4	(540.9)	42.3
Equity (*)	-	374.1	(58.2)	-	-
Income	202.4	25.4	-	(40.1)	(59.1)
TOTAL AT DECEMBER 31, 2007	202.4	399.5	(58.2)	(40.1)	(59.1)
Equity (*)	-	287.9	(50.2)	-	-
Income	288.7	12.5	-	(41.0)	468.1
TOTAL AT DECEMBER 31, 2006	288.7	300.4	(50.2)	(41.0)	468.1
(*)Excluding the tax effect.

14.1.2	Loans and receivables at amortized cost

	Dec. 31, 2008			Dec. 31, 2007	Dec. 31, 2006
In millions of euros	Non-current	Current	Total	Total	Total
Loans and receivables carried at amortized cost (excluding trade and other receivables)	2,303.5	1,346.4	3,650.0	2,438.3	2,468.9
Loans granted to affiliated companies	1,444.2	1,254.7	2,698.9	1,816.3	1,648.8
Other receivables carried at amortized cost	21.0		21.0	31.2	217.0
Amounts receivable under concession contracts	298.4	19.5	317.9	209.7	236.3
Amounts receivable under finance leases	539.9	72.2	612.1	381.1	366.8
Trade and other receivables, net		22,729.3	22,729.3	11,869.3	10,412.2
Other assets	1,271.8	4,481.0	5,752.8	3,287.0	3,115.4
Reimbursement rights	405.1	38.6	443.7	488.9	564.5
Tax receivables		2,818.8	2,818.8	1,229.8	923.1
Other receivables	866.8	1,623.6	2,490.4	1,568.3	1,627.8
TOTAL	3,575.4	28,556.7	32,132.1	17,594.6	15,996.6

	Dec. 31, 2008			Dec. 31, 2007			Dec. 31, 2006
In millions of euros	Gross	Allowance and impairment	Net	Gross	Allowance and impairment	Net	Gross	Allowance and impairment	Net
Loans and receivables carried at amortized cost (excluding trade and other receivables)	4,124.3	(474.4)	3,650.0	2,739.1	(300.8)	2,438.3	2,826.7	(357.8)	2,468.9
Trade and other receivables	23,709.0	(979.7)	22,729.3	12,381.2	(511.9)	11,869.3	10,971.0	(558.7)	10,412.2
Other assets	5,897.4	(132.9)	5,752.8	3,376.7	(89.7)	3,287.0	3,216.4	(101.0)	3,115.4
TOTAL	33,730.7	(1,587.0)	32,132.1	18,497.1	(902.4)	17,594.6	17,014.1	(1,017.5)	15,996.6

The increase in trade and other receivables under both the gross value and allowance and impairment columns mainly reflects the first-time consolidation of Gaz de France and its subsidiaries. Given the financial position of some of its counterparties in the second half of the year, the Group recognized an impairment loss against its financial assets (loans and receivables at amortized cost) for a total amount of €129.3 million, in order to reduce the carrying value of the assets concerned to their recoverable amount as estimated based on observable market data.

Net income and expenses recognized in the consolidated income statement with regard to loans and receivables carried at amortized cost break down as follows:

		Remeasurement
In millions of euros	Interest income	Foreign currency translation	Impairment
At December 31, 2008	936.9	7.4	(363.8)
At December 31, 2007	872.5	(2.3)	72.0
At December 31, 2006	869.5	(5.4)	(40.1)

Loans granted to affiliated companies

“Loans granted to affiliated companies” primarily include the receivable due to the Group from its associate, ESO/Elia, in a net amount of €808.4 million at December 31, 2008 (unchanged from end-2007 and end-2006).

Trade and other receivables

On initial recognition, trade and other receivables are recorded at fair value, which generally corresponds to their nominal value. Impairment losses are recorded based on the estimated risk of non-recovery. The carrying amount of trade and other receivables represents a reasonable estimate of fair value.

Other assets

Other assets at December 31, 2008 include reimbursement rights comprising:

•
Electrabel’s reimbursement rights relating to pension obligations for employees of the distribution business of Walloon mixed inter-municipal companies (€296.5 million, including a current portion of €35.5 million). Reimbursement rights arise because Electrabel makes its personnel available to the inter-municipal companies for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal companies based on actual costs. Electrabel’s pension obligations regarding these employees are now included within liabilities under provisions for pensions and other employee benefit obligations. The matching entry is a reimbursement right in respect of the inter-municipal companies for a similar amount;

•	insurance policies taken out with Contassur, a related party, in order to finance certain Group pension obligations, representing €147.2 million.

14.1.3	Financial assets at fair value through income

	Dec. 31, 2008			Dec. 31, 2007	Dec. 31, 2006
In millions of euros	Non-current	Current	Total	Total	Total
Derivative instruments	2,893.4	9,439.9	12,333.3	4,503.4	4,332.7
Derivatives hedging borrowings	964.9	146.5	1,111.4	715.4	590.7
Derivatives hedging commodities	1,762.3	9,217.7	10,980.0	3,685.6	3,650.6
Derivatives hedging other items	166.2	75.7	241.9	102.4	91.4
Financial assets at fair value through income (excluding derivatives)	0.0	768.9	768.9	1,319.5	833.0
Financial assets qualifying as at fair value through income		720.8	720.8	1,272.0	833.0
Financial assets designated as at fair value through income		48.1	48.1	47.5	0.0
TOTAL	2,893.4	10,208.8	13,102.2	5,822.9	5,165.7

Commodity derivatives and derivatives hedging borrowings and other items are set up as part of the Group’s risk management policy and are analyzed in note 15.

Financial assets qualifying as at fair value through income are mainly UCITS held for trading purposes.

Gains on financial assets held for trading purposes totaled €58.3 million in 2008.

Gains and losses arising on financial assets at fair value through income were not material in 2008.

14.1.4	Cash and cash equivalents

The Group’s financial risk management policy is described in sections 4 and 20 (note 15) of the 2008 Reference Document.

At December 31, 2008, no counterparty represented more than 11% of cash investments.

Cash and cash equivalents totaled €9,049.3 million at December 31, 2008, compared with €6,720.2 million at end-2007 and €7,946.3 million at end-2006.

This caption includes restricted cash of €184.4 million at December 31, 2008 (€205.6 million at December 31, 2007 and €138 million at December 31, 2006).

Income recognized in respect of cash and cash equivalents came to €260.7 million for the year to December 31, 2008.

Financial assets pledged as collateral

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Financial assets pledged as collateral	1,084.5	1,125.8	780.6

This item includes equity instruments and, to a lesser extent, trade receivables pledged to guarantee borrowings and debt.

14.2	Financial liabilities

Financial liabilities are recognized in:

•	“Other liabilities carried at amortized cost” (borrowings and debt, trade and other payables, and other financial liabilities);

•	“Financial liabilities at fair value through income” (derivative instruments).

The Group’s financial liabilities are classified under the following categories at December 31, 2008:

	Dec. 31, 2008			Dec. 31, 2007	Dec. 31, 2006
In millions of euros	Non-current	Current	Total	Total	Total
Borrowings and debt	24,200.4	14,641.0	38,841.4	21,655.8	19,679.1
Derivative instruments	2,889.6	9,472.4	12,362.0	4,002.8	4,081.2
Trade and other payables		17,914.7	17,914.7	10,038.1	9,209.4
Other financial liabilities	859.1		859.1	778.0	467.5
TOTAL	27,949.1	42,028.1	69,977.2	36,474.6	33,437.2

14.2.1	Borrowings and debt

	Dec. 31, 2008			Dec. 31, 2007	Dec. 31, 2006
In millions of euros	Non- current	Current	Total	Total	Total
Bond issues	11,292.5	2,426.1	13,718.6	9,308.1	9,632.7
Commercial paper		8,665.5	8,665.5	2,179.0	1,650.7
Drawdowns on credit facilities	2,688.5	428.4	3,116.9	1,706.3	1,082.1
Liabilities under finance leases	1,347.4	185.0	1,532.4	1,126.7	1,194.4
Other bank borrowings	7,151.1	807.5	7,958.6	4,252.3	4,135.0
Other borrowings	1,549.8	504.8	2,054.6	1,481.2	682.5
TOTAL BORROWINGS	24,029.3	13,017.3	37,046.6	20,053.6	18,377.5
Bank overdrafts and current accounts		1,223.2	1,223.2	1,500.1	1,121.9
OUTSTANDING BORROWINGS	24,029.3	14,240.5	38,269.8	21,553.7	19,499.4
Impact of measurement at amortized cost	113.6	305.9	419.5	128.7	162.6
Impact of fair value hedge	57.5	94.6	152.1	(26.6)	17.1
BORROWINGS AND DEBT	24,200.4	14,641.0	38,841.4	21,655.8	19,679.1

The fair value of borrowings and debt amounted to €39,048.9 million at December 31, 2008, compared with a carrying amount of €38,841.4 million.

Gains and losses on borrowings and debt recognized in income (mainly comprising interest) are detailed in note 6.

Borrowings and debt are analyzed in note 14.3.

14.2.2	Derivative instruments

Derivative instruments recorded in liabilities are measured at fair value and break down as follows:

	Dec. 31, 2008			Dec. 31, 2007	Dec. 31, 2006
In millions of euros	Non- current	Current	Total	Total	Total
Derivatives hedging borrowings	790.8	234.0	1,024.9	191.2	139.5
Derivatives hedging commodities	2,025.2	9,169.2	11,194.4	3,715.2	3,915.7
Derivatives hedging other items	73.6	69.1	142.7	96.4	26.0
TOTAL	2,889.6	9,472.4	12,362.0	4,002.8	4,081.2

These instruments are put in place as part of the Group’s risk management policy and are analyzed in note 15.

14.2.3	Trade and other payables

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Trade payables	14,482.8	8,305.7	7,470.0
Advances and down-payments received	1,019.8	644.5	601.0
Payable on fixed assets	1,743.8	374.4	304.3
Concession liabilities	22.7	21.4	133.6
Capital renewal and replacement liabilities	645.7	692.1	700.4
TOTAL	17,914.7	10,038.1	9,209.4

The carrying amount of trade and other payables represents a reasonable estimate of fair value.

14.2.4	Other financial liabilities

Other financial liabilities break down as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Payables related to acquisitions of securities	722.7	641.5	331.1
Other	136.4	136.4	136.4
TOTAL	859.1	778.0	467.5

Other financial liabilities chiefly relate to liabilities in respect of various counterparties resulting from put options granted by the Group to minority shareholders of fully consolidated companies. These commitments to purchase equity instruments from minority shareholders have therefore been recognized under liabilities (see note 1.4.10.2.2), and concern:

•	33.20% of the capital of Compagnie Nationale du Rhône (CNR);

•	43.16% of the capital of Compagnie du Vent;

•	40% of the capital of Energie Investimenti.

Minority shareholders of CNR may only exercise their options if the French Murcef law is abolished. Minority shareholders of Compagnie du Vent may exercise their options in several phases beginning in 2011.

Electrabel also holds call options on the same shares, as part of the agreements entered into by the parties.

14.3	Debt

In millions of euros	Dec. 31, 2008			Dec. 31, 2007			Dec. 31, 2006
	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
Outstanding borrowings	24,029.3	14,240.5	38,269.8	14,597.2	6,956.5	21,553.7	13,031.4	6,468.0	19,499.4
Impact of measurement at amortized cost	113.6	305.9	419.5	(42.8)	171.4	128.6	(45.0)	207.6	162.6
Impact of fair value hedge (a)	57.5	94.6	152.1	(28.5)	1.9	(26.6)	14.2	2.9	17.1
BORROWINGS	24,200.4	14,641.0	38,841.4	14,526.0	7,129.8	21,655.7	13,000.6	6,678.5	19,679.1

(a)This item corresponds to the revaluation of the interest rate component of debt in a designated fair value hedging relationship.

14.3.1	Change in debt

In the last quarter of 2008, GDF SUEZ SA carried out a series of bond issues for a total of €3,665 million, of which €1,400 million falls due in January 2014, €1,200 million in January 2019, GBP 500 million (€525 million) in October 2028, and CHF 625 million (€421 million) in December 2012.

NOTE 15	MANAGEMENT OF RISKS ARISING FROM FINANCIAL INSTRUMENTS

The Group mainly uses derivative instruments to manage its exposure to counterparty, liquidity and market risks.

15.1	Management of risks arising from financial instruments (excluding commodity instruments)

15.1.1	Counterparty risk

The Group is exposed to counterparty risk on its operating activities, cash investing activities and interest rate and foreign exchange derivative instruments.

To manage counterparty risk arising on operating activities, the Group has put in place monitoring procedures adapted to the characteristics of the counterparties concerned (private corporations, individuals, public authorities). Customers representing a significant counterparty for the Group are covered by procedures applicable to the financial activities described below, thereby providing broad-ranging oversight of the corresponding counterparty risk.

To manage counterparty risk arising on its financing activities, the Group has put in place risk management and control procedures adapted to the specific characteristics and cash requirements of the Group. Counterparties are selected based on an accreditation procedure which looks at external credit ratings and financial structure. Counterparty risk exposure limits are monitored on a daily basis by the front office. The Group also draws on a structured legal framework based on master agreements (including netting clauses) and collateralization contracts (margin calls), allowing it to minimize its exposure to counterparty risk.

The Group’s maximum exposure to counterparty risk should be assessed based on the carrying amount of financial assets (excluding available-for-sale securities) and on the fair value of derivatives recognized within assets in its balance sheet.

Operating activities

Counterparty risk arising from trade receivables

Past-due trade and other receivables are analyzed below:

Trade and other receivables	Past due assets not impaired at the balance sheet date				Impaired assets	Assets neither impaired nor past due
In millions of euros	0-6 months	6-12 months	More than 1 year	Total	Total	Total	Total
At December 31, 2008	3,370.8	354.7	328.6	4,054.1	980.4	18,674.4	23,709.0
At December 31, 2007	1,769.0	181.2	240.6	2,190.8	513.4	9,676.9	12,381.1

The age of receivables that are past due but not impaired may vary significantly depending on the type of customer with which the Group does business (private corporations, individuals or public authorities). The Group decides whether to recognize impairment on a case-by-case basis according to the characteristics of the customer concerned. The Group does not consider that it is exposed to any material concentration of risk in respect of receivables.

Counterparty risk arising from other assets

Other assets, including tax receivables and reimbursement rights, are neither past due nor impaired. The Group does not consider that it is exposed to any counterparty risk on these assets (see note 14.1.2).

Financing activities

Counterparty risk arising from loans and receivables carried at amortized cost (excluding trade and other receivables)

The balance of outstanding past-due loans and receivables carried at amortized cost (excluding trade and other receivables) is analyzed below:

Loans and receivables carried at amortized cost (excluding trade and other receivables)	Past due assets not impaired at the balance sheet date				Impaired assets	Assets neither impaired nor past due
In millions of euros	0-6 months	6-12 months	More than 1 year	Total	Total	Total	Total
At December 31, 2008	666.1	64.3	18.3	748.7	531.5	2,895.1	4,175.3
At December 31, 2007	7.0	4.8	222.8	234.6	286.1	2,299.8	2,820.5

The balance of outstanding loans and receivables carried at amortized cost (excluding trade and other receivables) does not include impairment losses and changes in fair value and in amortized cost, which came to €(474.4) million, €(64.8) million and €13.9 million, respectively, at December 31, 2008, versus €(300.8) million, €(83.3) million and €1.9 million at December 31, 2007. Changes in these items are presented in note 14.1.2 – “Loans and receivables carried at amortized cost”.

Counterparty risk arising from investing activities

The Group is exposed to credit risk arising from investments of surplus cash (excluding loans to non-consolidated companies) and from its use of derivative financial instruments. Credit risk reflects the risk that one party to a transaction will cause a financial loss for the other party by failing to discharge a contractual obligation. In the case of financial instruments, counterparty risk arises on instruments with a positive fair value.

At December 31, 2008, total outstandings exposed to credit risk amounted to €10,161 million. Investment grade counterparties (rated at least BBB- by Standard & Poor’s or Baa3 by Moody’s) represent 87%  of the exposure. The remaining exposure arises on either unrated (9%) or non-investment grade counterparties (4%). The bulk of exposure to unrated or non-investment grade counterparties arises within consolidated companies comprising minority interests, or within Group companies operating in emerging countries, where cash cannot be pooled and is therefore invested locally.

At December 31, 2008, no single counterparty represented more than 12% of cash investments.

15.1.2	Liquidity risk

The Group’s financing policy is based on:

•	centralizing external financing;

•	diversifying sources of financing between credit institutions and capital markets;

•	achieving a balanced debt repayment profile.

The centralization of financing needs and cash flow surpluses for the Group is provided by its financing vehicles (long-term and short-term) and its cash pooling vehicles.

Short-term cash requirements and cash surpluses are managed by dedicated financial vehicles in Paris and in Luxembourg (SUEZ Finance SA, Tractebel Cash Management Services, Electrabel Finance & Treasury Management) for Europe, and in Houston, Texas for North America. These vehicles centralize virtually all of the cash requirements and surpluses of the companies controlled by the Group. A project to converge existing cash pooling arrangements within SUEZ and Gaz de France has been in progress since the merger, and should be completed in 2009, along with the automation of cash pooling in certain other countries such as the US, the UK and Italy.

The Group seeks to diversify its long-term sources of financing by carrying out public or private bond issues within the scope of its Euro Medium Term notes program. It also issues commercial paper in France and Belgium, as well as in the United States.

Since the merger, long-term capital markets have been accessed chiefly by the parent company GDF SUEZ in connection with the Group’s new bond issues, and by GDF SUEZ and Electrabel in connection with commercial paper.

At December 31, 2008, bank loans accounted for 40%  of gross debt (excluding overdrafts and the impact of derivatives and amortized cost), while the remaining debt was raised on capital markets (including €13,719 million in bonds, or 37%  of gross debt). Commercial paper represented 23%  of gross debt, or €8,666 million at December 31, 2008 (see note 14.2.1). As commercial paper is relatively inexpensive and highly liquid, it is used by the Group in a cyclical or structural fashion to finance its short-term cash requirements. However, outstanding commercial paper is backed by confirmed bank lines of credit so that the Group could continue to finance its activities if access to this financing source were to dry up.

The Group’s liquidity is based on maintaining cash and cash equivalents and access to confirmed credit facilities. These facilities are appropriate for the scale of its operations and for the timing of contractual debt repayments. Confirmed credit facilities had been granted for a total of €14,522 million at December 31, 2008, of which €3,117 million had been drawn down. 83%  of total credit lines and 88%  of undrawn facilities are centralized. None of these facilities contain a default clause linked to covenants or minimum credit ratings.

Cash and cash equivalents (net of overdrafts) amounted to €8,595 million at December 31, 2008. Cash surpluses managed by special-purpose vehicles are pooled as part of the Group’s single liquidity policy.

Following the onset of US subprime crisis in summer 2007, virtually all cash surpluses were invested in term deposits with banks and standard money market funds.

The interbank liquidity crunch in fourth-quarter 2008 and the ensuing rise in counterparty risk led the Group to immediately adjust its investment policy in order to maximize liquidity. At December 31, 2008, 98%  of cash pooled was invested in overnight bank deposits and standard money market funds with daily liquidity. These instruments are monitored on a daily basis and are subject to rules-based management.

Unpooled cash surpluses are invested in instruments selected on a case-by-case basis in light of local financial market imperatives and the financial strength of the counterparties concerned.

15.1.2.1	Undiscounted contractual payments

At December 31, 2008, undiscounted contractual payments on outstanding borrowings break down as follows by maturity:

At December 31, 2008	Total	2009	2010	2011	2012	2013	Beyond 5 years
In millions of euros
Bond issues	13,718.6	2,426.2	1,030.8	540.8	793.6	1,299.2	7,628.1
Commercial paper	8,665.5	8,665.5	0.0	0.0	0.0	0.0	0.0
Drawdowns on credit facilities	3,117.0	428.4	496.5	0.1	2,085.0	0.1	106.9
Liabilities under finance leases	1,532.4	185.0	133.2	134.4	140.3	153.8	785.7
Other bank borrowings	7,958.6	807.5	1,262.3	664.4	674.0	1,083.7	3,466.7
Other borrowings	2,054.5	504.7	440.6	43.2	414.4	48.2	603.4
Bank overdrafts and current accounts	1,223.2	1,223.1	0.0	0.0	0.0	0.0	0.0
OUTSTANDING BORROWINGS	38,269.9	14,240.5	3,363.4	1,382.8	4,107.3	2,585.0	12,590.8
Contractual undiscounted cash flows on interest payments	9,316.9	1,190.4	1,079.0	921.7	875.5	830.0	4,420.3
TOTAL	47,586.8	15,430.9	4,442.4	2,304.6	4,982.8	3,415.0	17,011.0

At December 31, 2007	Total	2008	2009	2010	2011	2012	Beyond 5 years
In millions of euros
Outstanding borrowings	21,553.7	6,956.5	3,120.6	2,748.8	1,269.1	1,036.7	6,422.0
Undiscounted contractual interest payments	5,087.9	960.1	764.0	566.1	406.4	348.4	2,042.9
TOTAL	26,641.6	7,916.6	3,884.6	3,314.9	1,675.6	1,385.1	8,464.9

At December 31, 2006	Total	2007	2008	2009	2010	2011	Beyond 5 years
In millions of euros
Outstanding borrowings	19,499.4	6,468.2	931.8	3,760.3	2,715.0	664.3	4,959.8

At December 31, 2008, undiscounted contractual payments on outstanding derivatives (excluding commodity instruments) recognized in assets and liabilities break down as follows by maturity (net amounts):

At December 31, 2008	Total	2009	2010	2011	2012	2013	Beyond 5 years
In millions of euros
Derivatives (excluding commodity instruments)	540.7	(340.7)	74.9	225.7	62.7	82.0	436.1

At December 31, 2007	Total	2008	2009	2010	2011	2012	Beyond 5 years
In millions of euros
Derivatives (excluding commodity instruments)	78.0	136.8	(207.9)	70.0	(9.6)	(0.6)	89.3

To better reflect the economic substance of these transactions, the cash flows linked to the derivatives recognized in assets and liabilities shown in the table above relate to net positions.

The maturities of the Group’s undrawn credit facility programs are analyzed in the table below:

Confirmed undrawn credit facility programs
	2009	2010	2011	2012	2013	Beyond 5 years	Total
In millions of euros
At December 31, 2008	1,227.8	1,478.6	335.1	7,061.2	135.7	1,167.1	11,405.4
	2008	2009	2010	2011	2012	Beyond 5 years	Total
At December 31, 2007	743.7	284.5	1,685.1	210.0	5,950.0	182.4	9,055.8
	2007	2008	2009	2010	2011	Beyond 5 years	Total
At December 31, 2006	705.2	78.2	170.2	1,683.2	154.6	5,774.8	8,566.2

Of these undrawn programs, €8,666 million are allocated to covering issues of commercial paper.

Undrawn confirmed credit lines include a €4,500 million syndicated loan maturing in 2012, and several bilateral credit lines falling due in 2010. These facilities are not subject to any covenants or credit rating requirements.

At December 31, 2008, no single counterparty represented more than 9%  of the Group’s confirmed undrawn credit lines.

15.1.3	Market risk

15.1.3.1	Currency risk

The Group is exposed to financial statement translation risk due to the geographical spread of its activities: its balance sheet and income statement are impacted by changes in exchange rates upon consolidation of the financial statements of its foreign subsidiaries outside the eurozone. Exposure to translation risk results essentially from net assets held by the Group in the United States, Brazil, Thailand, Poland, Norway and the United Kingdom (see note 3.2).

The Group’s hedging policy for translation risk with regard to investments in non-eurozone currencies consists of contracting liabilities denominated in the same currency as the cash flows expected to flow from the hedged assets.

Contracting a liability in the same currency is the most natural form of hedging, although the Group also enters into foreign currency derivatives which allow it to artificially recreate foreign currency debt. These include cross-currency swaps, currency swaps and currency options.

This policy is not applied, however, when the cost of the hedge (corresponding basically to the interest rate of the foreign currency concerned) is too high. This is the case in Brazil where the Group has opted for “catastrophe hedges”, a type of insurance against a collapse in the value of the Brazilian real (risk of an abrupt temporary decline in the currency value) because of (i) the excessively high interest rate spread, and (ii) the indexation of local revenues.

An analysis of market conditions is performed on a monthly basis for the US dollar and the pound sterling, and reviewed as appropriate for emerging countries so that any sudden sharp fall in the value of a currency can be anticipated. The hedging ratio of the assets is periodically reviewed in light of market conditions and whenever assets have been acquired or sold. Management must approve in advance any transaction that may cause this ratio to change significantly.

The following tables present a breakdown by currency of outstanding borrowings, before and after hedging:

Analysis of financial instruments by currency

Outstanding borrowings

	Dec. 31, 2008		Dec. 31, 2007		Dec. 31, 2006
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
EUR zone	75%	67%	77%	65%	78%	64%
USD zone	11%	19%	10%	18%	10%	20%
GBP zone	2%	1%	1%	4%	2%	5%
Other currencies	12%	13%	12%	12%	10%	11%
TOTAL	100%	100%	100%	100%	100%	100%

Foreign currency derivatives

Derivatives used to hedge currency risk are presented below.

	Dec. 31, 2008		Dec. 31, 2007		Dec. 31, 2006
In millions of euros	Market value	Nominal amount	Market value	Nominal amount	Market value	Nominal amount
Fair value hedges	30.7	1,232.4	3.4	123.1	4.9	207.5
Cash flow hedges	11.0	2,014.9	47.6	995.0	56.6	521.5
Net investment hedges	295.8	4,734.8	81.9	693.6	54.3	1,682.4
Derivative instruments not qualifying for hedge accounting	51.0	8,338.3	310.0	5,178.8	208.7	3,975.0
TOTAL	388.6	16,320.3	442.9	6,990.5	324.5	6,386.4

The market values shown in the table above are positive for an asset and negative for a liability.

The Group qualifies foreign currency derivatives hedging firm foreign currency commitments as fair value hedges.

Cash flow hedges are mainly used to hedge future foreign currency cash flows.

Net investment hedging instruments are mainly cross-currency swaps.

Non-qualifying derivatives consist of structured instruments which are not eligible for hedge accounting, either because of their nature or because they do not meet the hedge effectiveness criteria set out in IAS 39. These instruments are used as economic hedges of foreign currency commitments. The impact on foreign currency derivatives is almost entirely offset by gains and losses on the hedged items.

The methods used to measure the fair value of derivative instruments are described in the financial instruments section of note 1.4.11 – “Summary of significant accounting policies”.

15.1.3.2      Interest rate risk

The Group seeks to reduce financing costs by minimizing the impact of interest rate fluctuations on its income statement.

The Group’s aim is to achieve a balanced interest rate structure in the medium term (five years) by using a mixture of fixed rates, floating rates and capped floating rates for its debt. The interest rate mix may shift around this balance in line with market trends.

In order to manage the interest rate profile of its debt, the Group uses hedging instruments, particularly interest rate swaps and options.

Positions are managed centrally and are reviewed each quarter or whenever any new financing is raised. Management must approve in advance any transaction that causes the interest rate mix to change significantly.

The Group’s finance costs are sensitive to changes in interest rates on all floating-rate debt. The Group’s finance costs are also affected by changes in the market value of derivative instruments not documented as hedges within the meaning of IAS 39. At the date of this report, none of the options contracted by the Group have been documented as hedges under IAS 39, even though they may act as economic hedges (see note 6.2).

At December 31, 2008, the Group has a portfolio of interest rate options (caps) which protect it from a rise in short-term interest rates for the euro, US dollar and pound sterling. Given the collapse of all short-term interest rates in 2008, hardly any options hedging euros, US dollars and pounds sterling have been activated. This causes the Group’s net finance costs to fluctuate, as short-term rates for the euro, US dollar and pound sterling are below the levels hedged. However, the value of this options portfolio increases when there is a homogenous rise in short- and long-term interest rates, and decreases when they fall.

The following tables present a breakdown by type of interest rate of outstanding borrowings and loans granted to affiliated companies, before and after hedging:

Analysis of financial instruments by type of interest rate

Outstanding borrowings

	Dec. 31, 2008		Dec. 31, 2007		Dec. 31, 2006
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Floating rate	55%	58%	59%	51%	45%	57%
Fixed rate	45%	42%	41%	49%	55%	43%
TOTAL	100%	100%	100%	100%	100%	100%

Loans granted to affiliated companies

	Dec. 31, 2008		Dec. 31, 2007		Dec. 31, 2006
	Before hedging	After hedging	Before hedging	After hedging	Before hedging	After hedging
Floating rate	54%	63%	82%	82%	80%	80%
Fixed rate	46%	37%	18%	18%	20%	20%
TOTAL	100%	100%	100%	100%	100%	100%

Interest rate derivatives

Derivatives used to hedge interest rate risk are presented below.

	Dec. 31, 2008		Dec. 31, 2007		Dec. 31, 2006
In millions of euros	Market value	Nominal amount	Market value	Nominal amount	Market value	Nominal amount
Fair value hedges	233.5	5,266.3	29.5	3,662.1	101.4	6,055.1
Cash flow hedges	(362.5)	4,662.5	(27.2)	2,055.7	(0.3)	1,187.0
Derivative instruments not qualifying for hedge accounting	(103.6)	9,847.2	34.9	4,991.6	37.9	4,773.2
TOTAL	(232.6)	19,775.9	37.2	10,709.4	139.0	12,015.4

The market values shown in the table above are positive for an asset and negative for a liability.

Fair value hedges correspond mainly to interest rate swaps transforming fixed-rate debt into floating-rate debt.

Cash flow hedges correspond mainly to hedges of floating-rate debt.

Non-qualifying derivatives represent complex instruments which, although used as economic hedges of borrowings, are not eligible for hedge accounting because of their nature or because they fail to meet the hedge effectiveness criteria set out in IAS 39.

The methods used to measure the fair value of derivative instruments are described in the financial instruments section of note 1.4.11 – “Summary of significant accounting policies”.

15.1.3.3	Specific impact of currency and interest rate hedges

Fair value hedges

At December 31, 2008, the net impact of fair value hedges recognized in the income statement was not material.

Cash flow hedges

Foreign currency and interest rate derivatives designated as cash flow hedges can be analyzed as follows by maturity:

Dec. 31, 2008
In millions of euros	Market value by maturity
2009	(63.6)
2010	(60.5)
2011	(54.3)
2012	(32.0)
2013	3.1
Beyond 5 years	(144.2)
TOTAL	(351.5)

At December 31, 2008, gains and losses taken to equity in the period totaled €417.4 million.

The amount reclassified from equity to income for the period was not material.

The ineffective portion of cash flow hedges recognized in income represents a loss of €29 million.

Net investment hedges

The ineffective portion of net investment hedges recognized in income represents a loss of €11.2 million.

15.1.3.4	Sensitivity analysis: foreign currency and interest rate instruments

Sensitivity was analyzed based on the Group’s debt position (including the impact of interest rate and foreign currency derivatives) at the balance sheet date.

For currency risk, sensitivity corresponds to a +/- 10%  change in exchange rates compared to closing rates.

Impact on income

Changes in exchange rates against the euro only affect income via gains and losses on liabilities denominated in a currency other than the reporting currency of companies carrying the liabilities on their balance sheets, and when the liabilities in question do not qualify as net investment hedges. The impact of a uniform increase (or decrease) of 10% in foreign currencies against the euro would be a net gain (or loss) of €130.2 million.

Impact on equity

For financial liabilities (debt and derivatives) designated as net investment hedges, a uniform adverse change of 10% in foreign currencies against the euro would have a positive impact of €176.1 million on equity. This impact is countered by the offsetting change in the net investment hedged.

For interest rate risk, sensitivity corresponds to a +/- 1% change in the yield curve compared with year-end interest rates.

Impact on income

A uniform rise of 1% in short-term interest rates (across all currencies) on the nominal amount of floating-rate outstanding borrowings,  the floating-rate component of derivatives and financial assets at fair value through income and cash and cash equivalents (short term in nature and therefore considered at floating rates), would have an impact of €128.5 million on net interest expense. A fall of 1% in short-term interest rates would reduce net interest expense by €130.8 million. The asymmetrical impacts are attributable to the interest rate cap portfolio.

In the income statement, a rise of 1%  in interest rates (across all currencies) would result in a gain of €342.9 million attributable to changes in the fair value of derivatives not documented or designated as net investment hedges. However, a fall of 1% in interest rates would generate a loss of €246.2 million. The asymmetrical impacts are attributable to the interest rate cap portfolio, which limits any losses to the value of mark-to-market instruments carried in the balance sheet.

Impact on equity

A uniform change of +/- 1% in interest rates (across all currencies) would have a positive or negative impact of €137.9 million on equity, attributable to changes in the fair value of derivative instruments designated as cash flow hedges.

15.1.3.5	Market risk: equity instruments

At December 31, 2008, available-for-sale securities held by the Group amounted to €3,309 million (see note 14.1.1).

A fall of 10% in the value of listed securities would have an impact of around €107 million on income or equity attributable to the Group, depending on whether or not GDF SUEZ decides to recognize an impairment loss. The Group’s portfolio of listed and unlisted securities is managed within the context of a specific investment procedure and performance is reported on a regular basis to Executive Management.

The Group reviewed the value of its available-for-sale securities on a case-by-case basis, in order to determine whether, based on all available information and in light of the current market environment, it needed to recognize any impairment losses. Given the downturn in equity markets and uncertainty regarding the timing of any recovery in the Gas Natural share price, the Group has recognized an impairment loss of €513 million on these shares.

15.2	Country risk

During 2005, the Group considered that it would be appropriate to hedge its exposure to country risk with respect to its investments in Brazil. The underlying risk identified in this case corresponds to a potential sudden increase in sovereign credit spreads in Brazil (e.g., further to a major economic or political crisis). This would impact the value of the Group’s investments as the discount factors used in calculations would be higher. In order to protect itself against this country risk, the Group has purchased credit default swaps. With these swaps, the Group pays a limited premium and will receive a significant pay-off, corresponding to the difference between the face value and market value of a USD-denominated Brazilian government bond, if a credit event occurs (default, restructuring, accelerated repayment, etc.) affecting Brazil. At December 31, 2008, the nominal amount of this protection was USD 100 million, maturing at the end of 2012.

At December 31, 2008, the market value of these contracts, which do not meet the hedging documentation requirements under IAS 39, was €5.0 million (including the portion of outstanding premiums).

15.3	Management of risks arising from commodity instruments

15.3.1	Strategy and objectives

To guarantee its short- and long-term supplies and optimize its production and sales structure, the Group carries out transactions on natural gas, electricity, oil and coal markets. The Group is also active on the European greenhouse gas emission trading rights market. These transactions expose the Group to the risk of changes in commodity prices and could create significant volatility in earnings, equity and cash flows from one period to the next. The Group therefore uses commodity derivatives in line with a variety of strategies in order to eliminate or mitigate these risks.

The use of these derivatives is governed by hedging and trading policies approved by the executive management team of the business line concerned. Trading and portfolio management teams manage market and credit risks in accordance with the objectives and exposure limits set by the respective executive management teams.

In each of business lines concerned, executive management appoints a risk control committee within the Group’s Finance division, which is independent from portfolio management or trading teams. These committees supervise and control risks and strategies in place in order to reduce exposure to changes in commodity prices and to credit risk. Independent risks control departments verify that positions taken comply with hedging policies on a regular basis. For trading activities, these departments verify compliance on a daily basis. The departments are also responsible for calculating fair value and market/credit risk exposure. The risks control departments produce daily reports on the performance and exposure resulting from hedging and trading activities. An oversight mechanism involving the Group’s Finance division is currently being put in place, to ensure that market risks are managed and monitored appropriately.

15.3.1.1	Trading activities

Some Group entities are active in trading activities. In this context, the spot or forward transactions concern natural gas, electricity and various oil-based products and are contracted either over-the-counter or on organized markets. They may also offer their clients risk management services. These transactions are executed in Europe and the United States using various instruments, including:

(a)	futures contracts involving physical delivery of an energy commodity;

(b)	swaps providing for payments to or by counterparties of an amount corresponding to the difference between a fixed and variable price for the commodity;

(c)	options and other contracts.

Revenues from trading activities amounted to €205 million in 2008 (€37 million in 2007).

15.3.1.2	Hedging transactions

The Group enters into cash flow hedges, and, since the merger between SUEZ and Gaz de France, fair value hedges as defined by IAS 39, using derivative instruments (futures and options) contracted over-the-counter or on organized markets. These instruments may be settled net or involve physical delivery of the underlying. Cash flow hedges are used to protect the Group against unfavorable changes in market prices affecting procurement costs or margins on highly probable future sale transactions. Fair value hedges are used to protect the Group against adverse changes in market prices that may affect the fair value of firm procurement or sale commitments.

15.3.1.3	Other commodity derivatives

Other commodity derivatives relate mainly to contracts that are (i) used to manage the Group’s overall exposure to certain market risks; (ii) entered into for the purpose of taking advantage of differences in market prices in order to increase Group margins; (iii) contracts qualified as written options under IAS 39; or (iv) contracts that the Group has the practice of settling net.

The Group also holds certain purchase and sale contracts providing for the physical delivery of the underlying, which are documented as being purchases and sales taking place in the ordinary course of business but which include clauses qualifying as embedded derivatives under IAS 39. For some of the contracts, these clauses are recognized and measured separately from the host contract, with changes in fair value taken to income. Specifically, certain embedded derivatives have been recognized separately from host contracts containing (i) price clauses that link the contract price to changes in an index or the price of a different commodity from the one that is being delivered; (ii) indexation clauses based on foreign exchange rates that are not considered as being closely linked to the host contract; or (iii) other clauses.

15.3.2	Fair value of commodity derivatives

The fair values of commodity derivatives at December 31, 2008, 2007 and 2006 are indicated in the table below:

	Dec. 31, 2008				Dec. 31, 2007				Dec. 31, 2006
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
In millions of euros	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Cash flow hedges	1,970.0	1,112.2	(2,615.2)	(1,603.7)	523.8	114.4	(201.7)	(179.7)	426.3	205.9	(366.0)	(228.3)
Fair value hedges	74.0	64.7	(73.0)	(64.7)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivative instruments used in energy trading activities	5,902.4	0.0	(5,527.9)	0.0	2,303.1	0.0	(2,285.5)	0.0	2,256.6	0.0	(2,155.4)	0.0
Other derivative instruments	1,271.3	585.4	(953.1)	(356.7)	515.6	228.8	(689.4)	(359.0)	590.9	170.9	(828.1)	(337.8)
TOTAL	9,217.7	1,762.3	(9,169.2)	(2,025.2)	3,342.5	343.2	(3,176.6)	(538.7)	3,273.9	376.8	(3,349.5)	(566.1)

The fair values of cash flow hedges by type of commodity are as follows:

	Dec. 31, 2008				Dec. 31, 2007				Dec. 31, 2006
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
In millions of euros	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Natural gas	673.1	79.0	(180.2)	(141.8)	57.5	22.0	(48.0)	(122.0)	98.5	8.3	(145.5)	(140.8)
Swaps	382.3	78.9	(106.6)	(77.3)	56.9	21.9	(47.2)	(121.9)	80.3	8.3	(137.0)	(135.9)
Options	0.0	0.0	(0.5)	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	(4.2)
Forwards/futures	290.8	0.1	(73.1)	(64.4)	0.6	0.1	(0.8)	0.0	18.2	0.0	(8.5)	(0.7)
Electricity	102.1	82.1	(262.8)	(192.3)	21.7	35.2	(39.1)	(16.5)	16.6	20.3	(43.6)	(19.9)
Swaps	15.7	6.2	(158.5)	(120.5)	13.0	10.1	(27.1)	(4.8)	1.8	3.5	(39.6)	(11.9)
Options	0.0	0.0	(1.0)	0.0	0.0	0.0	(0.4)	0.0	1.0	0.0	(0.1)	0.0
Forwards/futures	86.4	75.9	(103.3)	(71.8)	8.7	25.2	(11.6)	(11.7)	13.8	16.8	(3.9)	(8.0)
Coal	40.5	22.0	(34.6)	(5.9)	79.0	41.0	(0.7)	0.0	14.9	13.4	(3.0)	0.0
Swaps	40.5	22.0	(34.6)	(5.9)	79.0	41.0	(0.7)	0.0	14.9	13.4	(3.0)	0.0
Oil	1,144.8	928.7	(2,119.4)	(1,262.9)	289.3	0.0	(0.1)	(34.2)	137.7	106.0	(3.7)	(1.2)
Swaps	1,130.7	875.4	(2,118.9)	(1,262.9)	289.3	0.0	(0.1)	(34.2)	137.7	87.8	(3.7)	(1.2)
Options	14.1	53.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	18.2	0.0	0.0

Forwards/futures	0.0	0.0	(0.5)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	9.5	0.4	(18.2)	(0.8)	76.3	16.1	(113.8)	(6.9)	158.6	57.9	(170.2)	(66.5)
Swaps	0.0	0.0	(2.6)	(0.8)	75.3	0.0	(98.2)	(6.1)	157.7	57.9	(170.2)	(66.5)
Options	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.0	0.0	0.0
Forwards/futures	9.5	0.4	(15.6)	0.0	1.0	16.1	(15.6)	(0.8)	0.0	0.0	0.0	0.0
TOTAL	1,970.0	1,112.2	(2,615.2)	(1,603.7)	523.8	114.4	(201.7)	(179.7)	426.3	205.9	(366.0)	(228.3)

The fair values of fair value hedges by type of commodity at December 31, 2008 are as follows:

	Dec. 31, 2008
	Assets		Liabilities
In millions of euros	Current	Non-current	Current	Non-current
Electricity	68.6	64.7	(68.6)	(64.7)
Forwards/futures	68.6	64.7	(68.6)	(64.7)
Other	5.3	0.0	(4.4)	0.0
Swaps	5.3	0.0	(4.4)	0.0
TOTAL	74.0	64.7	(73.0)	(64.7)

See also notes 14.1.3 and 14.2.2.

The fair values shown in the table above reflect the amounts for which assets could be exchanged, or liabilities settled, at the balance sheet date. They are not representative of expected future cash flows insofar as positions (i) are sensitive to changes in prices; (ii) can be modified by subsequent transactions; and (iii) can be offset by future cash flows arising on the underlying transactions.

Cash flow hedges

Notional amounts and maturities of cash flow hedges are as follows:

	Notional amounts (net) (*) at Dec. 31, 2008
In GWh	2009	2010	2011	2012	2013	Beyond 2012	Total
Natural gas, electricity and coal	2,515	(150)	4,232	3,831	300		10,728
Oil-based products	125,831	41,536	5,181	1,304			173,852
TOTAL	128,346	41,386	9,413	5,135	300		184,580
(*) Long position/(short position)

	Notional amounts (net) (*) at Dec. 31, 2008
In thousands of tons	2009	2010	2011	2012	2013	Beyond 2012	Total
Greenhouse gas emission rights	1,525	271	(473)	312			1,635
TOTAL	1,525	271	(473)	312			1,635

(*) Long position/(short position)

At December 31, 2008, a loss of €1,050 million was recognized in equity in respect of cash flow hedges versus a gain of €376 million at end-2007. A gain of €387 million was reclassified from equity to income in 2008, compared with a gain of €30 million in 2007.

Gains and losses arising on the ineffective portion of hedges are taken to income. A loss of €2 million was recognized in income in 2008, compared with a loss of €26 million in 2007.

Fair value hedges

In accordance with IAS 39, changes in the fair value of a derivative instrument and the item hedged are recognized simultaneously in income for the period.

At December 31, 2008, a loss of €64 million was recognized in income in respect of the hedging instrument, and a gain of €65 million in respect of the item hedged.

15.3.3	Financial risks arising from the use of commodity derivatives

15.3.3.1	Market risk

The Group is putting in place market risk management policies aiming to harmonize the approaches adopted by the former SUEZ and Gaz de France groups. Accordingly, the Group’s current policy for managing market risk is still in a transitional phase.

Energy Europe & International

Market risk arising from commodity positions is assessed, estimated and managed on a daily basis using Value-at-Risk (VaR) techniques, together with other market risk exposure limits. The use of VaR to quantify market risk provides a transversal measure of risk taking all markets and products into account. Use of these techniques requires the determination of key assumptions, notably the selection of a confidence interval and a holding period.

Value-at-Risk represents the maximum potential loss on a portfolio of assets over a specified holding period based on a given confidence interval. It is not an indication of expected results. The Group uses a 1-day holding period and a 95%  confidence interval.

Value-at-risk In millions of euros	Dec. 31, 2008	2008 average (a)	2007 average (a)	2006 average (a)	2008 maximum (b)	2008 minimum (b)
Trading activities	4.0	5.0	4.6	5.8	13.0	1.0

(a) Average daily VaR. (b) Based on month-end highs and lows observed in 2008.

At December 31, 2008, VaR on hedging instruments and other commodity derivatives stood at €30 million (€49 million at December 31, 2007). These instruments are used to manage the Group’s exposure to market risk liable to impact the expected margin on its production assets.

Energy France and Global Gas & LNG

Market risk arising from commodity positions is assessed, estimated and managed using sensitivity analyses, together with other market risk exposure limits. These sensitivity analyses are calculated based on a fixed portfolio at a given date and may not be necessarily representative of future changes in income and equity of the two businesses concerned.

Sensitivity of income to market risk arises mainly on economic hedges not eligible for hedge accounting under IFRS.

Due to the low proportion of options contracts in the portfolios of Energy France and Global Gas & LNG businesses, the sensitivity analysis represents the aggregate exposure.

Sensitivity to commodity price risk

An increase of USD 10.00 per barrel in the price of oil-based products would have a negative impact of €64.3 million on income and a positive impact of €275.4 million on equity before tax at December 31, 2008.

An increase of €3.00 per MWh in the price of natural gas would have a positive impact of €42.8 million on income and a negative impact of €123.2 million on equity before tax at December 31, 2008.

An increase of €5.00 per MWh in the price of electricity would have a negative impact of €2.4 million on income and a negative impact of €23.4 million on equity before tax at December 31, 2008.

Sensitivity to currency risk included in commodity contracts

An increase of 10%  in the euro/dollar exchange rate would have a positive impact of €35.0 million on income and a negative impact of €135.6 million on equity before tax at December 31, 2008.

An increase of 10%  in the pound sterling/euro exchange rate would have a positive impact of €0.2 million on income and a positive impact of €2.5 million on equity before tax at December 31, 2008.

Most of the exposure in 2008 is attributable to the former Gaz de France activities.

15.3.3.2	Liquidity risk

See note 15.1.2 for details of the Group’s liquidity risk management policy.

The table below provides an analysis of undiscounted fair values due and receivable in respect of commodity derivatives recorded in assets and liabilities at the balance sheet date.

Liquidity risk In millions of euros	2009	2010	2011	2012	2013	Beyond 2013	Total
Derivative instruments carried in liabilities	(8,095.0)	(2,350.0)	(653.0)	(127.0)	(9.0)	(26.0)	(11,260.0)
Derivative instruments carried in assets	7,871.0	2,182.0	856.0	144.0	3.0	3.0	11,059.0
TOTAL AT DECEMBER 31, 2008	(224.0)	(168.0)	203.0	17.0	(6.0)	(23.0)	(201.0)

15.3.3.3	Counterparty risk

The Group is exposed to counterparty risk on its operating and financing activities. Counterparty risk reflects the risk that one party to a transaction will cause a financial loss for the other by failing to discharge a contractual obligation. In the case of derivatives, counterparty risk arises from instruments with a positive fair value, including trade receivables. Counterparty risk is taken into account for the calculation of the fair value of derivative instruments.

For its financing activities, the Group has put in place procedures for managing and monitoring counterparty risk based on (i) the accreditation of counterparties according to external credit ratings and objective market data (credit default swaps, market capitalization); and (ii) the definition of risk exposure limits. To reduce its risk exposure, the Group may also use contractual instruments such as standardized netting agreements or margin calls with its counterparties.

As a consequence of the financial crisis that emerged in September 2008, risk management procedures were reinforced by introducing daily monitoring of exposure limits and weekly reporting to the Management Committee of the Group’s exposure to its main financial counterparties.

The oversight procedure for managing counterparty risk arising from operating activities in the Group’s business lines has been reinforced by second-tier controls placed under the responsibility of the Finance division. The Finance division monitors the Group’s exposure to its key counterparties on a quarterly basis, within the scope of the Energy Market Risk Committee (CRME).

	Dec. 31, 2008		Dec. 31, 2007
Counterparty risk (a)	Investment grade (b)	Total	Investment grade (b)	Total
In millions of euros
Counterparties
Gross exposure	12,424.0	13,091.0	4,185.0	4,512.5
Net exposure (c)	2,155.0	2,328.0	1,538.2	1,703.7
% exposure to investment grade counterparties	92.6%		90.3%

(a)    Excluding positions with a negative fair value.
(b)  “Investment grade” corresponds to transactions with counterparties related at least BBB- by Standard & Poor’s, Baa3 by Moody’s, or an equivalent by Dun & Bradstreet. Counterparties are also qualified as investment grade based on publicly available credit ratings, taking into account collateral, letters of credit and parent company guarantees.
(c)   After taking into account collateral netting agreements and other credit enhancement.

15.3.4	Commitments relating to commodity purchase and sale contracts entered into within the ordinary course of business

In the ordinary course of their activities, some Group operating companies enter into long-term contracts, some of which include “take-or-pay” clauses. These consist of firm commitments to purchase (sell) specified quantities of gas, electricity and steam and related services, in exchange for a firm commitment from the other party to deliver (purchase) said quantities and services. These contracts were documented as falling outside the scope of IAS 39. The table below shows the main future commitments arising from contracts entered into by Global Gas & LNG, Energy France and Energy Europe & International business lines.

In TWh	Dec. 31, 2008	Within 1 year	1 to 5 years	More than 5 years	Dec. 31, 2007
Firm purchases of commodities, fuel and services	11,759.2	1,040.3	3,115.9	7,603.0	2,443.3
TOTAL COMMITMENTS GIVEN	11,759.2	1,040.3	3,115.9	7,603.0	2,443.3
Firm sales of gas, electricity, steam, oil and services	1,885.4	481.3	508.2	895.9	1,060.4
TOTAL COMMITMENTS RECEIVED	1,885.4	481.3	508.2	895.9	1,060.4

The Group is also committed to purchasing and selling future services in connection with the performance of long-term contracts.

NOTE 16 EQUITY

16.1	Share capital

	Share capital		o/w outstanding shares		o/w treasury stock
	Number of shares	Share capital (in millions of euros)	Additional paid-in capital (in millions of euros)	Number of shares	Number of shares	Par Value (in millions of euros)
At December 31, 2006	1,277,444,403	2,554.9	11,534.4	1,272,751,488	4,692,915	132.2
Shares issued	29,599,119	59.2	767.6	29,599,119
Purchases and disposals of treasury stock				(25,845,657)	25,845,657	1,082.5
At December 31, 2007	1,307,043,522	2,614.1	12,302.0	1,276,504,950	30,538,572	1,214.7
Shares issued	1,898,431	3.8	44.0	1,898,431
Gaz de France acquisition	1,207,660,692	1,207.7	16,878.9
Conversion into GDF SUEZ shares	(325,069,965)	(1,633.8)		(325,174,359)	104,394	(193.4)
At July 22, 2008	2,191,532,680	2,192	29,225	953,229,022	30,642,966	1,021.3
Shares issued	2,111,140	2.1	33.4	2,111,140
Purchases and disposals of treasury stock				(17,680,535)	17,680,535	720.0
At December 31, 2008	2,193,643,820	2,193.9	29,258.3	937,659,627	48,323,501	1,741.3
Shares were issued during the year as a result of the following operations:

•
the merger of SUEZ into Gaz de France as approved by the Extraordinary Shareholders’ Meeting of July 16, 2008 based on a ratio of 21 Gaz de France shares for 22 SUEZ shares. No treasury shares held by SUEZ or SUEZ shares held by Gaz de France were exchanged. The effective date of the merger was July 22, 2008, when 1.308.941.953 former SUEZ shares were converted into 1.207.660.692 GDF SUEZ shares;

•	the exercise of stock subscription options, accounting for the issuances during the period.

Each shareholder is entitled to one vote per share at any Group Shareholders’ Meeting. A double voting right is, however, granted to holders of fully paid-up registered shares when such shares have been registered for more than two years.

Since the transaction qualifies as a reverse acquisition of Gaz de France by SUEZ, the shareholders’ equity of the former SUEZ Group forms the basis of GDF SUEZ’ shareholders’ equity. However, the capital structure of the new Group must represent the number of shares, share capital and treasury stock of Gaz de France SA, the acquirer of SUEZ for legal purposes. Accordingly, to reconcile the legal capital structure of the former SUEZ Group with the legal capital structure of the new Group, the difference resulting from this conversion of GDF SUEZ shares is presented under “Conversion into GDF SUEZ shares”. This presentation for the purposes of the consolidated financial statements has no impact on shareholders’ equity.

16.2	Instruments providing a right to subscribe for new shares

Stock subscription options

The Group has granted stock subscription options to its employees as part of stock option plans. These plans are described in note 24.

16.3	Treasury stock and stock repurchase program

The Group has a stock repurchase program resulting from the authorization granted to the Board of Directors by the Ordinary and Extraordinary Shareholders’ Meeting of July 16, 2008. This program provides for the repurchase of up to 10% of the shares comprising share capital at the date of the meeting concerned. Under the program, the aggregate amount of acquisitions net of expenses cannot exceed the sum of €12 billion and the purchase price must be less than €55 per share. Details of these terms and conditions are provided in the report of the Ordinary and Extraordinary Shareholders’ Meeting in the Resolutions section of the appendices to this document. In 2008, 19,374,173 shares were purchased for a total amount of €732 million.

Treasury stock comprised 48,323,501 shares at December 31, 2008 (30,538,572 at end-2007 and 4,692,915 shares at end-2006), with a total value of €1,852.3 million (€1,214.7 million at end-2007 and €132.2 million at end-2006). Of these, treasury stock owned by consolidated subsidiaries and deducted from equity amounted to €271.9 million.

16.4	Changes in fair value (attributable to equity holders of the parent company)

In millions of euros	Dec. 31, 2006	Change	Dec. 31, 2007	Change	Dec. 31, 2008
Available-for-sale financial assets	1,098.4	353.7	1,452.1	(669.1)	783.0
Net investment hedges	(8.6)	4.2	(4.4)	55.4	51.0
Cash flow hedges	(17.0)	(62.0)	(79.0)	(303.0)	(382.0)
Commodity cash flow hedges	91.5	342.9	434.4	(1,436.8)	(1,002.4)
Actuarial gains and losses	(298.6)	381.5	82.9	(571.3)	(488.4)
Deferred taxes	13.7	(247.4)	(233.7)	781.5)	547.8
Translation adjustments on items above	0.4	14.6	15.0	(54.8)	(39.8)
SUB-TOTAL	879.9	787.5	1,667.3	(2,198.0)	(530.7)
Translation adjustments on other items	242.7	(386.8)	(144.1)	(529.2)	(673.3)
TOTAL	1,122.6	400.7	1,523.2	(2,727.2)	(1,204.0)

16.5	Other disclosures concerning additional paid-in capital and consolidated reserves

Total additional paid-in capital and consolidated reserves at December 31, 2008 (including net income for the year) amounted to €58,499 million, of which €219.2 million related to the legal reserve of GDF SUEZ SA. Under French law, 5% of the net income of French companies must be transferred to the legal reserve until the legal reserve reaches 10% of share capital. This reserve cannot be distributed to shareholders other than in the case of liquidation.

The distributable paid-in capital and reserves of GDF SUEZ SA totaled €50,797.9 million at December 31, 2008 (€33,916.4 million at December 31, 2007 and €28,908.7 million at December 31, 2006).

Income tax recognized directly in equity is detailed in note 7.2.

16.6	Dividends

Dividends paid by Suez SA

Fiscal year	Amount distributed In millions of euros	Net Dividend per share In euros
2006 (paid May 7, 2007)	1,513.8	1.20
2007 (paid May 14, 2008)	1,727.7	1.36

Dividends paid by Gaz de France SA

Fiscal year	Amount distributed In millions of euros	Net Dividend per share In euros
2006 (paid May 30, 2007)	1,082.0	1.10
2007 (paid May 27, 2008)	1,214.0	1.26

Dividends paid by GDF SUEZ

Fiscal year	Amount distributed In millions of euros	Net Dividend per share In euros
2009 interim Dividend (paid November 27, 2008)	1,723.9	0.80

Recommended dividend for 2008

Shareholders at the GDF SUEZ Shareholders’ Meeting convened to approve the financial statements for the year ended December 31, 2008 will be asked to approve a dividend of €1.4 per share, representing a total amount of €3,071.1 million. An interim dividend of €0.8 per share was paid on November 27, 2008, representing a total amount of €1,723.9 million.

Subject to approval by the Shareholders’ Meeting, this dividend shall be paid from Monday May 4, 2009 and is not recognized as a liability in the accounts at December 31, 2008. The consolidated financial statements at December 31, 2008 are therefore presented before the appropriation of earnings.

Exceptional dividend

Shareholders at the GDF SUEZ Shareholders’ Meeting convened to approve the financial statements for the year ended December 31, 2008 will be asked to approve an additional exceptional dividend of €0.8 per share, representing a total amount of €1,754.9 million. This exceptional dividend is not recognized under liabilities in the consolidated financial statements at December 31, 2008.

16.7	Spin-off of 65% of SUEZ Environnement Company

Prior to the merger with Gaz de France, SUEZ distributed 65% of the share capital of SUEZ Environnement Company to SUEZ shareholders. The spin-off led to a €2.289 million decrease in consolidated shareholders’ equity and a corresponding increase in minority interests.

16.8	Capital management

GDF SUEZ aims to optimize its financial structure at all times by pursuing an appropriate balance between debt (see note 14.3) and total equity, as shown in the consolidated balance sheet. The Group’s key objective in managing its financial structure is to maximize value for shareholders, reduce the cost of capital and maintain a high credit rating, while at the same time ensuring the Group has the financial flexibility to leverage value-creating external growth opportunities. The Group manages its financial structure and makes any necessary adjustments in light of prevailing economic conditions. In this context it may choose to adjust the amount of dividends paid to shareholders, reimburse a portion of capital, carry out share buybacks, issue new shares, launch share-based payment plans or sell assets in order to scale back its debt.

The Group’s policy is to maintain an ‘A’ rating with Moody’s and S&P. To achieve this, it manages its financial structure in line with the indicators usually monitored by these credit rating agencies, which include the Group’s operating profile, financial policy and a series of financial ratios.

The Group’s objectives, policies and processes for managing capital have remained unchanged over the past few years.

GDF SUEZ SA is not obliged to comply with any minimum capital requirements except those provided for by law.

NOTE 17 PROVISIONS

In millions of euros	Dec. 31, 2006	Dec. 31, 2007	Allocations	Reversals (utilizations)	Reversals (surplus provisions)	Changes in scope of consolidation	Impact of unwinding discount adjustments	Translation adjustments	Other	Dec. 31, 2008
Pensions and other employee benefit obligations	2,797.5	2,346.2	172.5	(405.5)	(33.5)	1,608.7	191.2	(41.9)	313.2	4,150.8
Nuclear fuel reprocessing and storage	3,031.1	3,182.4	103.1	(23.6)	(2.8)	8.8	158.2	0.5	(1.4)	3,425.1
Sector-related risks	260.4	205.8	55.8	(79.3)	(3.4)	6.7	0.0	0.3	17.9	204.0
Dismantling of plant and equipment (a)	1,820.7	2,044.3	8.1	(5.3)	0.0	1,154.0	157.0	(28.1)	162.1	3,492.0
Warranties	65.3	79.1	33.3	(40.3)	(4.5)	2.6	0.0	1.6	7.7	79.4
Disputes, claims and tax risks	461.2	336.1	129.5	(129.9)	(10.7)	973.5	0.0	(9.3)	(8.7)	1,280.5
Site rehabilitation	485.9	525.0	30.8	(54.4)	(2.8)	551.3	30.0	(38.7)	(19.5)	1,021.7
Restructuring costs	80.8	54.1	33.9	(42.2)	(0.6)	14.3	0.3	(0.8)	(10.8)	48.3
Other contingencies	782.9	782.1	199.7	(158.1)	(60.0)	324.6	5.8	(22.4)	19.2	1,091.0
TOTAL PROVISIONS	9,785.8	9,555.1	766.7	(938.7)	(118.2)	4,644.5	542.5	(138.9)	479.6	14,792.7

(a) Of which €1.990.6 million in provisions for dismantling nuclear facilities at December 31, 2008.

Movements in the “Changes in scope of consolidation” column result primarily from the merger with Gaz de France for €4.947 million. The fair value of these provisions is set out in note 2 – “Main changes in Group structure”.

The impact of unwinding discount adjustments in respect of pensions and other employee benefits relates to the interest cost on the pension obligations, net of the expected return on plan assets.

For pensions and other employee benefit obligations, the “Other” column relates to actuarial gains and losses recognized in equity and arising in 2008 mainly due to the impact of the market downturn on the fair value of plan assets.

“Dismantling of plant and equipment” reflects the increase in provisions set aside by GDF Production Nederland following the NAM project, and by GDF Norge following the start-up of production at the Snohvit gas field (no impact on income), as well as the reclassification of certain provisions from the site rehabilitation caption.

Allocations, reversals and changes relating to unwinding discount adjustments are presented as follows in the consolidated income statement:

In millions of euros	Net allocations (reversals)
Income from operating activities	(348.5)
Other financial income and expenses	542.5
Income tax expense	58.3
TOTAL	252.3

The different types of provisions and the calculation principles applied are described hereafter.

17.1	Employee benefit obligations

See note 18.

17.2	Nuclear dismantling liabilities

In the context of its nuclear power generation activities, the Group incurs decommissioning liabilities relating to the dismantling of nuclear facilities and the reprocessing of spent nuclear fuel.

17.2.1	Legal framework

The Belgian law of April 11, 2003, amended by the law of April 25, 2007, granted Group subsidiary Synatom responsibility for managing provisions set aside to cover the costs of dismantling nuclear power plants and managing radioactive fissile material from such plants. One of the tasks of the Nuclear Provisions Committee set up pursuant to the above-mentioned law is to oversee the process of computing and managing these provisions. The Committee also issues opinions on the maximum percentage of funds that Synatom can lend to operators of nuclear plants and on the types of assets in which Synatom may invest its outstanding funds.

To enable the Committee to carry out its work in accordance with the above-mentioned law, Synatom is required to submit a report every three years describing the core inputs used to calculate these provisions.

On January 15, 2007, Synatom submitted its most recent triennial review of nuclear provisions to the Monitoring Committee (since renamed the Nuclear Provisions Committee by the April 25, 2007 law). Its recommendations do no impact the core inputs described in the previous report, notably in terms of the estimation methods, financial parameters and management scenarios to be used. The changes put forward were aimed at incorporating the latest economic data and detailed technical analyses into the calculations.

The provisions set aside also take into account all existing or planned environmental regulatory requirements on a European, national and regional level. If additional legislation were to be introduced in the future, the cost estimates used as a basis for the calculation could vary. However, the Group is not aware of additional planned legislation, which would materially impact the value of the provision.

17.2.2	Provisions for dismantling nuclear facilities

Nuclear power stations have to be dismantled at the end of their operational lives. Provisions are set-aside in the Group’s accounts to cover all costs relating to (i) the shutdown phase, which involves removing radioactive fuel from the site; and (ii) the dismantling phase, which consists of decommissioning and cleaning up the site.

Provisions for dismantling nuclear facilities are calculated based on the following principles and parameters:

•	costs payable over the long term are based on management’s estimates of costs to be incurred;

•	an inflation rate of 2% is applied up to the end of the dismantling period to calculate the future value of the obligation;

•
a discount rate of 5%  (including 2%  inflation) is applied to determine the net present value of the obligation. The nominal 5%  discount rate approved by the Monitoring Committee in its opinion on the 2007 triennial review is based on an analysis of the average benchmark long-term rate and expected changes in this rate (yield on 30-year Belgian OLO linear bonds, 30-year euro benchmark rate and 30-year interbank swap rate);

•
dismantling work is expected to begin between five and eight years after the facilities concerned have been shut down, taking into account a useful life of 40 years as of the date the facilities are commissioned;

•	payments are spread over approximately seven years after the date the dismantling work starts;

•
the present value of the obligation when the facilities are commissioned represents the initial amount of the provision. The matching entry is an asset recognized for the same amount within the corresponding property, plant and equipment category. This asset is depreciated over a period of 40 years as from the commissioning date;

•
the annual charge to the provision, reflecting the interest cost on the provision carried in the books at the end of the previous year, is calculated at the discount rate used to estimate the present value of future cash flows.

The nuclear facilities for which the Group holds capacity entitlements are also provisioned in an amount reflecting the Group’s share in the expected dismantling costs. This provision is calculated and discounted each year in the same way as provisions for nuclear facilities located in Belgium.

17.2.3	Provisions for nuclear fuel reprocessing and storage

When spent nuclear fuel is removed from a reactor, it remains radioactive and requires processing. There are two different procedures for managing radioactive spent fuel, based on either reprocessing or essentially on conditioning without reprocessing. The Belgian government has not yet decided which scenario will be made compulsory in Belgium.

The Nuclear Provisions Committee bases its analyses on deferred reprocessing of radioactive spent nuclear fuel. The Group therefore books provisions for all costs resulting from this spent fuel management scenario, including on-site storage, transportation, reprocessing by an accredited facility, storage and removal of residual spent fuel after treatment.

Provisions for nuclear fuel reprocessing are calculated based on the following principles and parameters:

•	costs are calculated based on the deferred reprocessing scenario, whereby the spent fuel is reprocessed and ultimately removed and buried in a deep geological depository;

•
payments are staggered over a period through to 2050, when any residual spent fuel and the provision required to cover the cost of removal and deep underground storage will be transferred to ONDRAF, the Belgian agency for radioactive waste and enriched fissile materials. Based on the deferred reprocessing scenario, the last residual spent fuel would be buried in about 2080;

•	the long-term obligation is assessed based on management’s estimates of costs to be incurred;

•	the 5% discount rate used (actual rate of 3% plus 2% inflation) is the same as that used for the facility dismantling provision;

•	charges to the provision are calculated based on the average unit cost of quantities used up to the end of the facility’s operating life;

•	an annual allocation is also recognized, corresponding to the impact of unwinding the discount.

In view of the nature and timing of the costs they are intended to cover, the actual future cost may differ from estimates. The provisions may be adjusted in line with future changes in the above-mentioned parameters. These parameters are nevertheless based on information and estimates which the Group deems reasonable at the date of this report and which have been approved by the Nuclear Provisions Committee.

17.2.4	Sensitivity to discount rates

Based on currently applicable parameters in terms of estimated costs and the timing of payments, a change of 50 basis points in the discount rate could lead to an adjustment of around 10%  in dismantling and nuclear fuel reprocessing provisions. A fall in discount rates would lead to an increase in outstanding provisions, while a rise in discount rates would reduce the provision amount. Changes arising as a result of the review of the dismantling provision would not have an immediate impact on income, since the matching entry in certain cases would consist of adjusting the corresponding dismantling asset in the same amount.

Sensitivity to discount rates, presented above in accordance with the applicable standards, is an automatic calculation and should therefore be interpreted with appropriate caution in view of the variety of other inputs including in the evaluation. Moreover, the frequency with which these provisions are reviewed by the Nuclear Provisions Committee in accordance with applicable regulations ensures that the overall obligation is measured accurately.

17.3	Dismantling obligations arising on other plant and equipment

Certain plant and equipment, including conventional power stations, transmission and distribution pipelines, storage facilities, LNG terminals and exploration/production facilities, have to be dismantled at the end of their operational lives. This obligation is the result of prevailing environmental regulations in the countries concerned, contractual agreements, or an implicit Group commitment.

The related liability is calculated using the most appropriate technical and budget estimates. Payments to be made over the long-term are discounted using the discount rate applied to provisions for dismantling nuclear facilities (5%).

Upon initial recognition, the Group books a provision for the present value of the obligation at the commissioning date and recognizes a “dismantling” asset as the matching entry for the provision. This asset is included within the appropriate line of property, plant and equipment and is depreciated over the useful life of the facilities.

The amount of the provision is adjusted each year to reflect the impact of unwinding the discount.

17.4	Sector-related risks

Provisions for sector-related risks include provisions covering guarantees given in connection with disposals which are likely to be called on.

17.5	Site rehabilitation

The June 1998 European Directive on waste storage facilities introduced a number of obligations regarding the closure and long-term monitoring of these facilities. These obligations lay down the rules and conditions incumbent on the operator (or owner of the site where the operator fails to comply with its obligations) in terms of the design and scale of storage, collection and treatment centers for liquid (leachates) and gas (biogas) effluents. It also requires these facilities to be inspected during 30 years.

These obligations give rise to two types of provisions (rehabilitation and long-term monitoring) calculated on a case-by-case basis depending on the site concerned. In accordance with the accrual basis of accounting, the provisions are set aside over the period the site is in operation, pro rata to the depletion of waste storage volume. Costs to be incurred at the time of a site’s closure or during the long-term monitoring period

(30 years after a site is shut down within the European Union) are discounted to present value. An asset is recorded as counterparty to the provision and depreciated in line with the depletion of waste storage volume or the need for coverage during the period.

The amount of the provision for site rehabilitation (at the time the facility is shut down) depends on whether a semi-permeable, semi-permeable with a drainable facility, or impermeable shield is used. This has a considerable impact on future levels of leachate effluents and hence on future waste treatment costs. To calculate the provision, the cost to rehabilitate the as-yet untreated surface area needs to be estimated. The provision carried in the balance sheet at year-end must cover the costs to rehabilitate the untreated surface area (difference between the fill rate and the percentage of the site’s surface that has already been rehabilitated). The amount of the provision is reviewed each year based on work completed or still to be carried out.

The calculation of the provision for long-term monitoring depends on both the costs arising on the production of leachate and biogas effluents, and on the amount of biogas recycled. The recycling of biogas represents a source of revenue and is deducted from the amount of long-term monitoring expenditure. The main expense items arising from long-term monitoring obligations relate to:

•	construction of infrastructure (biogas recycling facility, installation of leachate treatment facility) and the demolition of installations used while the site is in operation;

•	upkeep and maintenance of the protective shield and infrastructures (surface water collection);

•	control and monitoring of surface water, underground water and leachates;

•	replacement and repair of observation wells;

•	leachate treatment costs;

•	biogas collection and processing costs (taking into account any revenues from biogas recycling).

The provision for long-term monitoring obligations to be recognized at year-end depends on the fill rate of the facility at the end of the period, estimated aggregate costs per year and per caption (based on standard or specific costs), the estimated shutdown date and the discount rate applied to each site (based on its residual life).

The Group also sets aside a provision for the rehabilitation of exploration and production facilities. A provision representing the present value of the estimated rehabilitation costs is carried in liabilities with a matching entry to property, plant and equipment. The depreciation charge on this asset is included within Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net and the cost of unwinding the discount is booked in financial expenses.

17.6	Provisions for disputes, claims and tax risks

See note 28.

17.7	Other contingencies

Other risks mainly include provisions for miscellaneous employee-related litigation, environmental risks and various business risks.

NOTE 18 POST-EMPLOYMENT BENEFITS AND OTHER LONG-TERM BENEFITS

18.1	Description of the main pension plans

18.1.1	Companies belonging to the Electricity and Gas Industries sector in France

18.1.1.1	Description of pension plan

Since January 1, 2005, the CNIEG (Caisse Nationale des Industries Électriques et Gazières) has operated the pension, disability, death, labor accident and occupational illness benefit plans for electricity and gas companies (hereinafter “EGI”). The CNIEG is a social security legal entity under private law placed under the joint responsibility of the ministries in charge of social security, budget and energy. Salaried employees and retirees of EGI sector companies have been fully affiliated to the CNIEG since January 1, 2005.

The main Group companies covered by this plan are GDF SUEZ SA, GrDF, GRTgaz, ELENGY, STORENGY, DK6, Cycofos, CPCU, TIRU, GEG, Compagnie Nationale du Rhône (CNR) and SHEM.

Law 2004-803 of August 9, 2004 (concerning electricity and gas public services and electricity and gas utilities) and its implementing decrees allocated specific benefits already vested at December 31, 2004 (“past specific benefits”) between the various EGI entities. For each entity, the law also distinguished between (i) benefits related to gas and electricity transmission and distribution businesses (“regulated past specific benefits”), and (ii) benefits related to other activities (“unregulated past specific benefits”). Specific rights under the special pension plan applicable to EGI companies are on top of the standard benefits payable under ordinary law.

Regulated past specific benefits are funded by the levy on gas and electricity transmission and distribution services (Contribution Tarifaire d’Acheminement), and therefore no longer represent an obligation for the GDF SUEZ Group.

Unregulated past specific benefits are funded by EGI sector entities to the extent defined by decree no. 2005-322 of April 5, 2005. For GDF SUEZ, this funding obligation represents 3.69% of the past specific benefit obligations of all EGI sector companies.

The specific benefits vested under the plan since January 1, 2005 will be wholly financed by EGI sector companies in proportion to their respective share of the electricity and gas market as measured by total payroll costs.

18.1.1.2	Main features of the EGI pension reform in 2008

In accordance with the “Guidance Document on the Reform of Special Pension Plans” published by the French Ministry for Labor, Social Affairs and Solidarity on October 10, 2007, the special pension scheme for electricity and gas utilities was amended by decree no. 2008-69 of January 22, 2008. Following a transitional phase, the decree brings the pension scheme for these utilities into line with standard public sector pensions.

Decree no. 2008-627 of June 27, 2008 on the pension and disability scheme for employees of electricity and gas utilities amends Appendix 3 of the national statute for EGI sector employees. The decree reiterates the core principles of the pension reform enshrined in decree no. 2008-69 of January 22, 2008 and lays down the basis for the new rules governing the special EGI pension scheme since July 1, 2008.

This decree is supplemented by decree no. 2008-653 of July 2, 2008 which updates various provisions of the EGI statute.

The amendments made to the existing scheme came into force on July 1, 2008 and chiefly concern:

•	an extension of the period during which employees pay in contributions;

•	introduction of a discount/premium mechanism;

•	the methodology for recalculating pensions.

During the transitional phase, the period over which employees have to pay in contributions before they can retire on a full pension – previously set at 150 quarters – will rise gradually up to 160 quarters on December 1, 2012. The scheme will then evolve in line with standard public sector pensions.

Discounts will be gradually introduced for employees who have not completed the required pay-in period.

The discount consists of applying a financial penalty to employees who have not paid in contributions over a sufficient period to qualify for a full pension. Conversely, a premium will be applied to employees who, under certain conditions, continue to work beyond 60 and have paid in contributions over more than 160 quarters.

Pensions and disability annuities will be recalculated as of January 1, 2009 on the basis of the retail price index (excluding tobacco).

As part of the pension reform and in accordance with the principles laid down by the Guidance Document, a first agreement was signed on January 29, 2008 for EGI sector companies. The agreement provides for the revaluation of the basic national salary for 2008 applicable to active and retired employees, modification of salary bands and changes in end-of-career indemnities.

The latest measurements of these and other “mutualized” obligations relating to EGI sector companies were carried out on January 1, 2008 by the CNIEG based on the assumption that employees would defer retirement in order to receive an identical level of benefits and avoid the risk of incurring a discount. In future, assumptions will be adjusted in line with actual behavior, which may have an impact on the financial statements.

18.1.2	Companies belonging to the electricity and gas sector in Belgium

In Belgium, the rights of employees in electricity and gas sector companies, principally Electrabel, Electrabel Customer Solutions (ECS), Distrigas, Fluxys and Laborelec, and some SUEZ-Tractebel SA employee categories, are governed by collective bargaining agreements.

These agreements, applicable to “wage-rated” employees recruited prior to June 1, 2002 and managerial staff recruited prior to May 1, 1999, specify the benefits entitling employees to a supplementary pension equivalent to 75% of their most recent annual income, for a full career and in addition to the statutory pension. These top-up pension payments are provided under defined benefit plans are partly reversionary. In practice, the benefits are paid in the form of a lump sum for the majority of plan participants.

Most of the obligations resulting from these pension plans are financed through pension funds set up for the electricity and gas sector and by certain insurance companies.

Pre-funded pension plans are financed by employer and employee contributions. Employer contributions are calculated annually based on actuarial assessments, in order to verify that the minimum legal financing requirements are met and that the benefits will be financed in the long term.

“Wage-rated” employees recruited after June 1, 2002 and managerial staff recruited after May 1, 1999 are covered under defined contribution plans. However, for contributions paid since January 1, 2004, Belgian law specifies a minimum average annual return of 3.25% over the beneficiary’s service life. Any deficit has to be borne by the employer. Therefore, for the portion of pension obligations corresponding to contributions paid since January 1, 2004, these plans should be considered as defined benefit plans. However, the plans continued to be recognized by the Group as defined contribution schemes, mainly because no material net liability has been identified. In light of the crisis in the financial markets, the actual rate of return was compared with the guaranteed minimum rate of return. The unfunded portion was not material at December 31, 2008.

Electricity and gas sector companies also grant other employee benefits such as the reimbursement of medical expenses, electricity and gas price reductions, as well as jubilee benefits and early retirement schemes. These benefits are not pre-funded, with the exception of the special “allocation transitoire” termination indemnity (equal to three months’ statutory pension), managed by an external insurance company. Since 2007, the long-service awards scheme has also been managed by an external insurance company.

The valuation of obligations takes into account, within the framework of the current regulatory context and of the collective bargaining agreements in force, the methods used by the electricity and gas supply sector in Belgium. With regard to the separation of production and distribution activities, the breakdown of obligations has been reviewed and the consequences taken into account at December 31, 2006.

In 2007, new defined benefit plans with a step rate formula (1) were offered to managerial staff recruited before May 1, 1999 and “wage-rate” employees recruited under the prior status (before June 1, 2002).

The Group has an additional obligation of €51 million as a result of the above, €12 million of which is funded by a reimbursement right on certain inter-municipal companies (see below).

Moreover, measures concerning employees affiliated to the B scheme (providing for the payment of annuities) launched at the end of 2007 continued apace in 2008:

•
retirees were given the opportunity to opt for a single lump-sum payment to replace their staggered annuity payments. This resulted in a settlement of €81 million in 2008 (excluding the cost of the capital paid to retirees in the amount of €63 million);

•	active employees were given the opportunity to join the Elgabel pension plan (new funded step-rate formula), which led to a positive impact of €15 million.

The projected benefit obligation relating to these plans represented around 24% of total pension obligations and related liabilities at December 31, 2008.

18.2	Other post-employment and long-term benefit obligations

18.2.1	Other benefits granted to current and former EGI sector employees

Post-employment benefits:

•	reduced energy prices;

•	end-of-career indemnities;

•	bonus leave;

•	immediate bereavement benefits;

•	partial reimbursement of educational expenses.

Long-term benefits:

•	allowances for occupational accidents and illnesses;

•	temporary and permanent disability allowances;

•	long-service awards.

(1)	A formula guaranteeing members a set level of benefits independently of the statutory pension.

18.2.1.1	Reduced energy prices

Under article 28 of the national statute for electricity and gas industry personnel, all employees (current and former employees, provided they meet certain length-of-service conditions) are entitled to benefits in kind which take the form of reduced energy called the “employee rates”.

This benefit entitles employees to electricity and gas supplies at a reduced price. For the retirement phase, this represents a post-employment defined benefit which is recognized over the period during which the employee services are rendered. Retirees must have accumulated at least 15 years’ service in EGI sector companies to be eligible for the reduced energy price scheme.

In accordance with the agreements signed with EDF in 1951, Gaz de France provides gas to all current and former employees of Gaz de France and EDF, while EDF supplies these same beneficiaries with electricity. Gaz de France pays (or benefits from) the balancing contribution payable in respect of its employees as a result of energy exchanges between the two utilities.

The methods used to calculate these obligations have been harmonized within the new Group, which measures the obligation to provide energy at a reduced price to current and former employees as the difference between the energy sale price and the preferential rates granted.

18.2.1.2	End-of-career indemnities

Further to the reform of EGI pensions as of July 1, 2008, retiring employees (or their dependents in the event of death during active service) are entitled to end-of-career indemnities which increase in line with the length-of-service within the utilities.

18.2.1.3	Compensation for occupational accidents and illnesses

Like other employees under the standard pension scheme, EGI sector employees are entitled to compensation for accidents at work and other occupational illnesses. These benefits cover all employees or the dependents of employees who die as a result of occupational accidents or illnesses, or injuries suffered on the way to work.

The amount of the obligation corresponds to the likely present value of the benefits to be paid to current beneficiaries, taking into account any reversionary annuities.

18.2.2	Other companies

Most other Group companies also grant their staff post-employment benefits (pension and early retirement plans, end-of-career indemnities, medical coverage, benefits in kind, etc.) and other long-term benefits such as jubilee and length-of-service awards.

The main post-employment and other long-term benefit plans in the Group’s French and foreign subsidiaries are described below.

•
In France, retirement bonuses are paid to employees, and the amount, set by the applicable collective bargaining agreement, is defined in terms of a number of months’ salary calculated based on the employee’s length of service at retirement. Certain French subsidiaries also offer supplementary defined benefit plans that guarantee a level of annuity upon retirement.

•
In Germany, the Group’s various subsidiaries have implemented some or all of the following plans: defined benefit plans, early retirement plans, length-of-service bonuses, benefits in kind, and individual retirement commitments.

•	In Italy, employees are entitled to deferred compensation (“Trattamento di Fine Rapporto - TFR”) at the end of their employment contract, for example upon retirement.

•	In the United States and United Kingdom, annuities paid on retirement are generally determined as a percentage of the final salary.

Defined benefit pension plans may be fully or partly pre-funded by employer contributions to a pension fund (as is the case in the United States and United Kingdom) or a dedicated fund managed by an insurance company (France). Plan assets are funded by contributions paid by the company and, in some cases, by employees.

With the exception of the United States, other employee benefit plans and other long-term benefits are generally not pre-funded.

18.2.3	Multi-employer plans

Employees of some Group companies are affiliated to multi-employer pension plans, covering pension, death and disability benefits legally paid in the form of annuities. Multi-employer plans are particularly common in the Netherlands, where electricity and gas sector employees are normally required to participate in a compulsory industry-wide scheme.

Multi-employer plans can be classified as either defined contribution or defined benefit plans, depending on the terms and conditions applicable to the plan (and any constructive obligation beyond the formal terms and conditions of the plan). In the absence of any regulations governing the calculation of the share of the underlying financial position and the performance attributable to each participating employer, and in the absence of a contractual agreement between the scheme and the participants on the financing of any shortfall (or distribution of any surplus), these multi-employer plans are treated by GDF SUEZ as defined contribution plans in accordance with IAS 19.

This concerns mainly Energy Services subsidiaries based in the Netherlands (mainly GTI Nederland and Axima Services B.V.), together with Electrabel Nederland and SITA Nederland, which participate in three multi-employer plans: Pensioenfonds Metaal en Techniek (PMT), Stichting Bedrijfstakpensioenfonds voor het beroepsvervoer over de weg (BPF Vervoer) and Algemeen Burgerlijk Pensioenfonds (ABP).

The financial crisis has lowered the funding status of the majority of Dutch multi-employer plans, and all three plans are required to raise their funding levels. In November 2008, the ABP and PMT funds, which had a funding surplus of 140% at end-2007, announced that they were 103.9% -funded and 86% -funded, respectively.

The Dutch pensions regulator, De Nederlandse Bank, requires pension funds to be at least 125% -funded. Funds that fail to meet this requirement must produce a funding program covering a period of 15 years. If the level of funding falls below 105% , a three-year refinancing plan must be put in place to restore the funding level to the required minimum rate.

Accordingly, none of these funds will be indexed to current retirement annuities, unlike the large majority of Dutch pension plans. The level of contributions will be lifted in 2009, up 2.04% for ABP, between 6% and 8.33% for PMT, and up 0.5% for BPF Vervoer (employer contributions only). The amount of the exemption applied to the salary that determines thus the portion of salary to be taken into account in the pension calculation has been increased 2.5% by ABP, 3.5% by PMT, and 2% by BPF Vervoer. This will result in a reduction of the future benefit obligation. To date, there are no plans to require employers to make a one-off catch-up payment.

18.3	Defined benefit plans

18.3.1	Change in projected benefit obligation

The GDF SUEZ Group’s defined benefit obligations are as follows:

		Dec. 31, 2008			Dec. 31, 2007			Dec. 31, 2006
In millions of euros		Pension benefit obligations (a)	Other benefit obligations (b)	Total benefit obligations	Pension benefit obligations (a)	Other benefit obligations (b)	Total benefit obligations	Pension benefit obligations (a)	Other benefit obligations (b)	Total benefit obligations
A - CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at January 1		(4,065.8)	(713.1)	(4,778.9)	(4,412.9)	(804.2)	(5,217.1)	(5,446.4)	(1,060.7)	(6,507.1)
Service cost		(152.5)	(38.3)	(190.9)	(113.3)	(41.5)	(154.8)	(115.9)	(26.6)	(142.5)
Interest cost		(262.7)	(72.6)	(335.4)	(208.8)	(32.7)	(241.5)	(200.3)	(32.2)	(232.5)
Contributions paid		(7.8)		(7.8)	(7.8)		(7.8)	(8.6)		(8.6)
Amendments		7.1	6.0	13.1	(55.7)		(55.7)	1.4	(1.5)	(0.1)
Acquisitions/disposals of subsidiaries		(1,698.1)	(1,420.3)	(3,118.4)	8.7	(0.6)	8.1	918.6	250.7	1,169.3
Curtailments/settlements (*)		105.0	0.3	105.4	154.9	4.1	159.0	129.4	1.5	130.9
Special terminations		4.3	(2.0)	2.4	(6.0)	(2.5)	(8.5)	(8.8)	(1.6)	(10.4)
Actuarial gains and losses		(24.1)	(24.5)	(48.6)	273.0	115.1	388.1	21.8	1.3	23.1
Benefits paid		337.7	82.5	420.2	297.1	39.9	337.0	306.1	48.1	354.2
Other (translation adjustments)		122.8	(5.2)	117.6	5.0	9.1	14.1	(10.1)	16.8	6.7
Projected benefit obligation at December 31	A	(5,634.0)	(2,187.0)	(7,821.0)	(4,065.8)	(713.1)	(4,778.9)	(4,412.9)	(804.2)	(5,217.0)
B - CHANGE IN FAIR VALUE OF PLAN ASSETS
Fair value of plan assets at January 1		2,452.0	46.9	2,499.0	2,406.4	46.9	2,453.3	2,561.0	47.8	2,608.8
Expected return on plan assets		199.4	3.1	202.5	132.7	3.3	136.0	126.9	3.2	130.0
Actuarial gains and losses		(528.0)	(11.5)	(539.5)	49.8	1.5	51.3	31.0	0.4	31.4
Contributions received		275.8	40.3	316.0	238.9	39.1	278.0	282.6	47.5	330.1
Acquisitions/disposals of subsidiaries		1,856.5		1,856.5	(2.3)		(2.3)	(259.6)		(259.6)
Settlements		(9.3)		(9.3)	(63.5)		(63.5)	(16.6)		(16.6)
Benefits paid		(330.1)	(40.3)	(370.4)	(297.1)	(39.9)	(337.0)	(306.1)	(48.1)	(354.2)
Other (translation adjustments)		(84.8)	1.5	(83.3)	(12.9)	(4.0)	(16.9)	(12.7)	(3.9)	(16.6)
Fair value of plan assets at December 31	B	3,831.3	40.0	3,871.3	2,452.0	46.9	2,498.9	2,406.4	46.9	2,453.2
C - FUNDED STATUS	A+B	(1,802.7)	(2,147.0)	(3,949.7)	(1,613.8)	(666.2)	(2,280.0)	(2,006.5)	(757.3)	(2,763.8)
Unrecognized past service cost		12.3	(14.2)	(1.9)	(1.2)	(15.3)	(16.5)	5.6	(17.4)	(11.7)
Asset ceiling (**)		(10.0)	(0.7)	(10.7)	(1.9)		(1.9)	(0.3)		(0.3)
NET BENEFIT OBLIGATION	A+B	(1,800.5)	(2,162.0)	(3,962.3)	(1,616.9)	(681.5)	(2,298.4)	(2,000.9)	(774.8)	(2,775.7)
ACCRUED BENEFIT LIABILITY		(1,987.3)	(2,163.5)	(4,150.8)	(1,662.1)	(684.1)	(2,346.2)	(2,019.6)	(777.4)	(2,797.0)
PREPAID BENEFIT COST		186.9	1.6	188.5	45.2	2.6	47.8	18.7	2.6	21.3

(*) In 2008, this item includes €82 million in plan curtailments and €23 million in plan settlements.
(**) Including additional provisions set aside on application of IFRIC 14.
(a) Pensions and retirement bonuses.
(b) Length-of-service awards, healthcare and other post-employment benefits.

Changes in the scope of consolidation in 2008 essentially reflect the net obligations of Gaz de France companies which were consolidated for the first time at July 1, 2008, in an amount of €1.355 million.

To comply with IFRIC 14, an additional provision of €10.7 million was booked at December 31, 2008. The loss is recognized in equity in the statement of recognized income and expense (SORIE).

The Group considers that the calculation of statutory lay-off indemnities resulting from article 11 of the National Interprofessional Accord (“ANI”) signed in January 2008 does not apply to indemnities due in the event of voluntary retirement. This was confirmed by an interpretation signed by the ANI on December 15, 2008. The application of these provisions would have had no impact on the Group’s earnings or on its pension obligation.

18.3.2	Change in reimbursement rights

The Group’s obligations as presented above are grossed up with the reimbursement rights resulting from the pension obligations of the inter-municipal companies and against the portion of plan assets held by Contassur following its reclassification as a related party (1). Reimbursement rights described below are recorded in the balance sheet under “Other assets”.

18.3.2.1	Electrabel reimbursement right

A reimbursement right granted by the inter-municipal companies covers obligations towards employees of Electrabel’s distribution business. The inter-municipal companies in the Walloon region do not have staff of their own and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal companies based on actual costs incurred.

In light of Electrabel’s right to reimbursement from the inter-municipal companies, pension obligations in relation to distribution employees (€296 million at December 31, 2008) are subsequently grossed up with the receivable recognized as an asset in the same amount.

This item decreased significantly in 2006 due to the transfer of distribution employees to Eandis and BNO.

Changes in the fair value of Electrabel’s reimbursement rights during 2008 may be summarized as follows:

In millions of euros	2008	2007	2006
Fair value at January 1	310	377	1,353
Changes in scope of consolidation			(915)
Actuarial gains and losses	40	(27)	15
Net proceeds for the year	(14)	24	(23)
Contributions paid	(40)	(64)	(53)
FAIR VALUE AT DECEMBER 31	296	310	377

18.3.2.2	Reimbursement right relating to Contassur

Modifications to IAS 19 in 2000 concerning the notion of related parties led the Group to gross up its pension obligations against the plan assets held by Contassur, and to recognize them as reimbursement rights under assets on the consolidated balance sheet. This operation had no impact on the consolidated income statement.

Changes in the fair value of the reimbursement rights relating to Contassur during 2008 are summarized below.

The decrease in fair value in 2006 also reflects the transfer of employees to Eandis and BNO.

In millions of euros	2008	2007	2006
Fair value at January 1	179.3	187.2	308.0
Expected return on plan assets	8.6	10.8	12.8
Actuarial gains and losses	(33.7)	4.7	0.7
Actual return	(25.0)	15.5	13.5
Employer contributions	12.2	8.4	12.3
Employee contributions	2.7	2.5	2.6
Acquisitions/disposals excluding business combinations	(6.6)	(6.1)	(50.5)
Curtailments		(12.5)	(82.1)
Benefits paid	(15.4)	(15.7)	(16.6)
FAIR VALUE AT DECEMBER 31	147.2	179.3	187.2

(1)
Although Contassur is subject to the same management and control obligations as any insurance company, due to the structure of its customer base and the composition of its executive management, it is considered that the GDF SUEZ Group has the power to influence the company’s management.

18.3.3	Actuarial gains and losses recognized in equity

Net actuarial gains recognized in equity amounted to €600 million at December 31, 2008 compared to net actuarial losses of €85.9 million at end-2007.

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
At January 1	(85.9)	310.6	365.0
Actuarial (gains)/losses generated during the year	685.9	(396.5)	(54.4)
At December 31	600.0	(85.9)	310.6

Actuarial gains and losses presented in the above table include translation adjustments. In the statement of recognized income and expense, translation adjustments are shown separately.

18.3.4	Reconciliation with provisions carried in the balance sheet

The table below shows the reconciliation of pension liabilities with provisions carried in the balance sheet:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Provision for pensions	1,987.3	1,662.1	2,020.6
Provision for other post-employment and long-term benefits	2,163.5	684.1	776.9
TOTAL PROVISION	4,150.8	2,346.2	2,797.5

The yearly changes in pension liabilities and prepaid costs carried in the balance sheet can be broken down as follows:

In millions of euros	Liabilities	Assets
Balance at December 31, 2006	(2,797.0)	21.3
Exchange rate differences	(2.0)	(0.4)
Changes in scope of consolidation and other	8.9	(9.0)
Actuarial gains and losses	348.4	35.0
Period pension cost	(165.3)	(8.7)
Contributions	260.7	9.5
Balance at December 31, 2007	(2,346.3)	47.7
Exchange rate differences	34.3
Changes in scope of consolidation and other	(1,610.6)	348.7
Actuarial gains and losses	(383.5)	(204.6)
Period pension cost	(234.6)	23.3
Asset ceiling/IFRIC 14	14.1	(2.4)
Contributions/Benefits paid	375.7	(24.2)
Balance at December 31, 2008	(4,150.8)	188.5

18.3.5	Components of the net periodic pension cost

The net periodic cost recognized in respect of defined benefit obligations for the years ended December 31, 2008, 2007 and 2006 breaks down as follows:

In millions of euros	2008	2007	2006
Current service cost	190.8	154.7	142.5
Interest cost	335.3	241.4	232.5
Expected return on plan assets	(202.5)	(136.0)	(130.0)
Actuarial gains and losses	2.2	(55.9)	3.9
Past service cost	(31.2)	59.3	1.0
Gains or losses on pension plan curtailments, terminations and settlements	(91.7)	(99.9)	(114.3)
Special terminations	8.4	10.3	10.4
Asset ceiling		0.0	(0.3)
TOTAL	211.3	174.0	145.6
o/w recorded in Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net	78.5	68.6	43.2
o/w recorded in net financial income/(loss)	132.8	105.4	102.5

18.3.6	Funding policy and strategy

When defined benefit plans are funded, the related plan assets are invested in pension funds and/or with insurance companies, depending on the investment practices specific to the country concerned. The investment strategies underlying these defined benefit plans are aimed at striking the right balance between return on investment and acceptable levels of risk.

The objectives of these strategies are twofold: to maintain sufficient income streams and liquidity to cover pension and other benefit payments; and as part of risk management, to achieve a long-term rate of return higher than the discount rate or where appropriate, at least equal to future required returns.

When plan assets are invested in pension funds, investment decisions and the allocation of plan assets are the responsibility of the fund manager concerned. For French companies, where plan assets are invested with an insurance company, the latter manages the investment portfolio for unit-linked policies and guarantees a rate of return on assets in euro-denominated policies. These diversified funds are actively managed by reference to composite indexes and adapted to the long-term profile of the liabilities, taking into account eurozone government bonds and shares in front-ranking companies within and outside the eurozone.

The insurer’s sole obligation is to ensure a fixed minimum return on assets in euro-denominated funds.

The funding of these obligations at December 31 for each of the periods presented can be analyzed as follows:

	Projected benefit obligation	Fair value of plan assets	Unrecognized past service cost	Asset ceiling (*)	Total net obligations
Underfunded plans	(4,686.8)	2,251.0	(12.6)	(8.5)	(2,456.9)
Overfunded plans	(1,426.3)	1,620.3	(1.5)	(2.2)	190.4
Unfunded plans	(1,708.0)		12.2		(1,695.8)
TOTAL AT DECEMBER 31, 2008	(7,821.0)	3,871.3	(1.9)	(10.7)	(3,962.3)
Underfunded plans	(3,319.5)	1,890.5	(12.0)		(1,441.0)
Overfunded plans	(561.8)	608.4	(2.0)	(1.9)	42.7
Unfunded plans	(897.7)		(2.4)		(900.1)
TOTAL AT DECEMBER 31, 2007	(4,778.9)	2,498.9	(16.4)	(1.9)	(2,298.4)
Underfunded plans	(3,729.6)	2,119.6	(5.8)		(1,615.8)
Overfunded plans	(322.7)	333.6	0.0	(0.2)	10.8
Unfunded plans	(1,164.7)	0.0	(5.9)		(1,170.6)
TOTAL AT DECEMBER 31, 2006	(5,217.0)	2,453.2	(11.7)	(0.2)	(2,775.7)
(*) Including additional provisions set aside on application of IFRIC 14.

The allocation of plan assets by principal asset category can be analyzed as follows:

	2008	2007	2006
Equities	26%	32%	33%
Bonds	47%	47%	45%
Real estate	3%	6%	7%
Other (including money market securities)	24%	15%	15%
TOTAL	100%	100%	100%

18.3.7	Actuarial assumptions

Actuarial assumptions are determined individually per country and company in association with independent actuaries. Weighted discount rates are presented below:

	Pension benefit obligations			Other benefit obligations			Total benefit obligations
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Discount rate	5.2%	5.6%	4.8%	5.2%	5.1%	4.2%	5.2%	5.5%	4.7%
Estimated future increase in salaries	3.5%	3.6%	3.7%	3.5%	3.4%	3.5%	3.5%	3.6%	3.7%
Expected return on plan assets	6.9%	6.1%	5.6%	6.4%	6.9%	6.5%	6.8%	6.1%	5.6%
Average remaining working lives of participating employees	13 years	12 years	12 years	13 years	14 years	13 years	13 years	12 years	12 years

18.3.7.1	Discount rate

The discount rate applied is determined based on the yield, at the date of the calculation, on top-rated corporate bonds with maturities mirroring the likely maturity of the plan.

The discount rates used for EUR, USD and GBP represent 10, 15, and 20 year rates on AA composite indexes referenced by Bloomberg. In Switzerland, the discount rate is the yield on government bonds with the same maturity as the pension plans.

According to the Group’s estimates, a +/-1% change in the discount rate would result in a change of approximately 8.8% in the obligations.

18.3.7.2	Expected return on plan assets

To calculate the expected return on plan assets, the portfolio is divided into sub-groups of homogenous components sorted by major asset class and geographic area, based on the composition of the benchmark indexes and volumes in each fund at December 31 of the previous year.

An expected rate of return is assigned to each sub-group for the period, based on information published by a third party. The fund’s overall performance in terms of absolute value is then compiled and compared with the value of the portfolio at the beginning of the period.

The expected return on plan assets is calculated in light of market conditions and based on a risk premium. The risk premium is calculated by reference to the supposedly risk-free rate on government bonds, for each major asset class and geographical area.

The expected return on reimbursement rights is 5% .

In light of the crisis in the financial markets, the value of plan assets relating to the Group’s Belgian entities in 2008 was estimated assuming a positive 5% return on plan assets managed by insurance companies and a negative 20% return on assets managed by pension funds. This assumption was in line with the returns calculated at year-end.

The return on plan assets for companies eligible for the EGI pension scheme was a negative 10% in 2008.

18.3.7.3	Other assumptions

The rate of increase in medical costs (including inflation) was estimated at 3.2% .

A one percentage point change in the assumed increase in healthcare costs would have the following impacts:

In millions of euros	One point increase	One point decrease
Impact on expenses	4.4	(3.6)
Impact on pension obligations	45.4	(37.9)

18.3.8	Experience adjustments

The breakdown of experience adjustments giving rise to actuarial gains and losses is as follows:

	Dec. 31, 2008		Dec. 31, 2007
In millions of euros	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations
Projected benefit obligation	(5,634.0)	(2,187.0)	(4,065.8)	(713.1)
Fair value of plan assets	3,831.3	40.0	2,452.0	46.9
Surplus/deficit	(1,802.7)	(2,147.0)	(1,613.8)	(666.2)
Experience adjustments to projected benefit obligation	(95.0)	12.0	(11.9)	(61.7)
Experience adjustments to fair value of plan assets	528.0	11.5	(9.0)	1.2

18.3.9	Geographical breakdown of obligations

In 2008, the geographical breakdown of the main obligations and actuarial assumptions (including inflation) were as follows:

	Eurozone		UK		US		Rest of the world
In millions of euros	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations
Net benefit obligations	(1,464)	(2,028)	(20)	(0)	(73)	(67)	(244)	(66)
Discount rate	5.2%	5.2%	6.4%	-	6.4%	6.2%	7.8%	5.0%
Estimated future increase in salaries	3.4%	3.4%	3.9%	-	3.5%	3.5%	4.3%	4.6%
Expected return on plan assets	6.9%	6.4%	7.2%	-	8.5%	8.5%	5.7%	5.4%
Average remaining working lives of participating employees (years)	13	13	13	-	13	13	9	14

18.3.10	Payments due in 2009

The Group expects to pay around €152 million in recurring contributions into its defined benefit plans in 2009, including €57 million for EGI sector companies. Annual contributions in respect of EGI sector companies will be made by reference to rights vested in the year, taking into account the funding level for each entity in order to even out contributions over the medium term.

In light of the financial crisis, the Group expects a slight rise in its contributions for 2009. A one-off premium of €30 million will also be paid in 2009 under the Elgabel plan.

18.4	Defined contribution plans

In 2008, the Group recorded a €113 million charge in respect of amounts paid into Group defined contribution plans (€99 million in 2007).

These contributions are recorded under “Personnel costs” in the consolidated income statement.

NOTE 19 EXPLORATION & PRODUCTION ACTIVITIES

19.1	Exploration & Production assets

This caption includes the following items:

In millions of euros	Licenses	Plant and equipment	Total capitalized E&P assets
A. GROSS AMOUNT
At December 31, 2007	0	0	0
Changes in scope of consolidation	171.8	5,516.1	5,687.9
Acquisitions	186.3	1,293.8	1,480.1
Disposals		(63.2)	(63.2)
Translation adjustments	(15.4)	(501.8)	(517.2)
Other	61.1	(71.2)	(10.1)
At December 31, 2008	403.8	6,173.7	6,577.5
B. ACCUMULATED AMORTIZATION, DEPRECIATION AND IMPAIRMENT
At December 31, 2007	0	0	0
Changes in scope of consolidation	0	0	0
Amortization, depreciation and impairment	42.5	372.2	414.7
Disposals		(14.5)	(14.5)
Translation adjustments	(5.6)	(164.6)	(170.2)
Other		0.0	0.0
At December 31, 2008	36.9	193.0	230.0
C. CARRYING AMOUNT
At December 31, 2008	366.9	5,980.7	6,347.5

Changes in scope of consolidation chiefly reflect the first-time consolidation of Gaz de France and its subsidiaries, while acquisitions for the period mainly include oil and gas fields located in the Dutch North Sea for €768 million.

19.2	Capitalized exploration costs

The following table provides a breakdown of the net change in capitalized exploration costs:

At December 31, 2007	0
Changes in the scope of consolidation	206
Capitalized costs pending determination of proven reserves	163
Amounts previously capitalized and expensed during the year	(53)
Amounts transferred to assets in progress	(41)
Other	0
At December 31, 2008	275

NOTE 20 FINANCE LEASES

20.1	Finance leases for which GDF SUEZ acts as lessee

The carrying amounts of property, plant and equipment held under finance leases are broken down into different asset categories depending on their type.

The main finance lease agreements entered into by the Group primarily concern Novergie’s incineration facilities, the Choctaw power station in the United States and Elyo’s co-generation plants.

The present values of future minimum lease payments break down as follows:

	Future minimum lease payments at Dec. 31, 2008		Future minimum lease payments at Dec. 31, 2007		Future minimum lease payments at Dec. 31, 2006
In millions of euros	Undiscounted value	Present value	Undiscounted value	Present value	Undiscounted value	Present value
Year 1	240.3	227.0	156.6	151.1	153.5	148.9
Years 2 to 5 inclusive	803.5	706.6	483.0	421.4	516.8	462.0
Beyond year 5	913.6	485.8	924.8	501.2	1,064.3	606.2
TOTAL FUTURE MINIMUM LEASE PAYMENTS	1,957.3	1,419.4	1,564.4	1,073.7	1,734.7	1,217.1

The following table provides a reconciliation of maturities of liabilities under finance leases as reported in note 14.2.1 with the maturities of undiscounted future minimum lease payments:

In millions of euros	Total	Year 1	Years 2 to 5 inclusive	Beyond year 5
Liabilities under finance leases	1,532.4	185.0	561.7	785.7
Impact of discounting future repayments of principal and interest	425.0	55.3	241.8	127.9
UNDISCOUNTED FUTURE MINIMUM LEASE PAYMENTS	1,957.3	240.3	803.5	913.6

20.2	Finance leases for which GDF SUEZ acts as lessor

These leases fall mainly within the scope of IFRIC 4 guidance on the interpretation of IAS 17. They concern (i) energy purchase and sale contracts where the contract conveys an exclusive right to use a production asset; and (ii) certain contracts with industrial customers relating to assets held by the Group.

The Group has recognized finance lease receivables for Solvay, Total (Belgium), Bowin (Thailand) and Air Products (Netherlands) in relation with co-generation plants. It has also recognized finance lease receivables on the sale of transmission capacities in Mexico.

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Undiscounted future minimum lease payments	628.5	399.5	464.5
Unguaranteed residual value accruing to the lessor	27.5	21.8	24.0
TOTAL GROSS INVESTMENT IN THE LEASE	656.0	421.3	488.5
Unearned financial income	125.9	137.8	165.7
NET INVESTMENT IN THE LEASE	530.2	283.5	322.8
• o/w present value of future minimum lease payments	518.6	274.9	312.8
• o/w present value of unguaranteed residual value	11.6	8.6	10.0

Amounts recognized in the consolidated balance sheet in connection with finance leases are detailed in note 14.1.2 “Loans and receivables carried at amortized cost”.

Undiscounted future minimum lease payments receivable under finance leases can be analyzed as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Year 1	106.5	36.4	37.2
Years 2 to 5 inclusive	283.7	142.4	147.2
Beyond year 5	238.3	220.7	280.1
TOTAL	628.5	399.5	464.5

NOTE 21 OPERATING LEASES

21.1	Operating leases for which GDF SUEZ acts as lessee

The Group has entered into operating leases mainly in connection with LNG tankers, and miscellaneous buildings and fittings.

Operating lease income and expense for 2008, 2007 and 2006 can be analyzed as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Minimum lease payments	(653.6)	(359.8)	(403.4)
Contingent lease payments	(139.9)	(149.3)	(161.6)
Sub-letting income	20.7	8.5	4.1
Sub-letting expenses	(99.4)	(25.6)	(2.5)
Other operating lease expenses	(72.7)	(86.1)	(115.9)
TOTAL	(944.9)	(612.3)	(679.3)

Future minimum lease payments under non-cancelable operating leases can be analyzed as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Year 1	439.3	296.1	221.3
Years 2 to 5 inclusive	1,209.6	913.1	663.1
Beyond year 5	1,077.2	1,105.4	820.5
TOTAL	2,726.2	2,314.6	1,704.9

21.2	Operating leases for which GDF SUEZ acts as lessor

These leases fall mainly within the scope of IFRIC 4 guidance on the interpretation of IAS 17. They concern primarily the HHPC plant in Thailand, the BAYMINA plant in Turkey, and the HOPEWELL and RED HILLS plants in the United States. Operating lease income for 2008, 2007 and 2006 can be analyzed as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Minimum lease payments	310.4	676.4	668.5
Contingent lease payments	0.0	0.0	43.1
TOTAL	310.4	676.4	711.6

Future minimum lease payments receivables under non-cancelable operating leases can be analyzed as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Year 1	551.4	422.4	458.0
Years 2 to 5 inclusive	2,002.2	1,463.2	1,591.1
Beyond year 5	2,186.9	2,084.7	2,487.3
TOTAL	4,740.5	3,970.3	4,536.4

NOTE 22 SERVICE CONCESSION ARRANGEMENTS

SIC 29, Disclosure – Service Concession Arrangements was published in May 2001 and prescribes the information that should be disclosed in the notes to the financial statements of a concession grantor and a concession operator.

IFRIC 12 published in November 2006 prescribes the accounting treatment applicable to concession arrangements meeting certain criteria in which the concession grantor is considered to control the related infrastructure (see note 1.4.7).

As described in SIC 29, a service concession arrangement generally involves the grantor conveying for the period of the concession to the operator:

(a)	the right to provide services that give the public access to major economic and social facilities; and

(b)	in some cases, the right to use specified tangible assets, intangible assets, and/or financial assets;

in exchange for the operator:

(c)	committing to provide the services according to certain terms and conditions during the concession period; and

(d)	when applicable, committing to return at the end of the concession period the rights received at the beginning of the concession period and/or acquired during the concession period.

The common characteristic of all service concession arrangements is that the operator both receives a right and incurs an obligation to provide public services.

The Group manages a large number of concessions as defined by SIC 29 covering drinking water distribution, water treatment, waste collection and treatment, and gas and electricity distribution.

These concession arrangements set out rights and obligations relative to the infrastructure and to the public service, in particular the obligation to provide users with access to the public service. In certain concessions, a schedule is defined specifying the period over which users should be provided access to the public service. The terms of the concession arrangements vary between 10 and 65 years, depending mainly on the level of capital expenditures to be made by the concession operator.

For consideration of these obligations, GDF SUEZ is entitled to bill either the local authority, the grantor of the concession, (mainly incineration and BOT water treatment contracts) or the users (contracts for the distribution of drinking water or gas and electricity) for the services provided. This right to bill gives rise to an intangible asset, a tangible asset, or a financial asset, depending on the applicable accounting model (see note 1.4.7).

The tangible asset model is used when the concession grantor does not control the infrastructure. For example, this is the case of water distribution concessions in the United States, which do not provide for the return of the infrastructure to the grantor of the concession at the end of the contract (and the infrastructure therefore remains the property of GDF SUEZ), and gas distribution concessions in France, which fall within the scope of law no. 46-628 of April 8, 1946.

A general obligation also exists to return the concession infrastructure to good working condition at the end of the concession. Where appropriate (see note 1.4.7), this obligation leads to the recognition of a capital renewal and replacement liability (see note 14.2.3).

Services are generally billed at a fixed price which is linked to a particular index over the term of the contract. However, contracts may contain clauses providing for price adjustments (usually at the end of a five-year period) if there is a change in the economic conditions forecast at the inception of the contracts. By exception, contracts exist in certain countries (e.g., the United States and Spain) which set the price on a yearly basis according to the costs incurred under the contract. These costs are therefore recognized in assets (see note 1.4.7). For the distribution of natural gas in France, the Group applies the ATRD rates set by the Minister for the Economy, Finance and Industry following consultation with the French Energy Regulatory Commission (CRE). Since July 1, 2008, the Group has applied the ATRD 3 rates set by the Ministerial decree of June 2, 2008. The ATRD 3 rates schedule introduced a new regulatory framework covering a period of four years and incorporating a number of productivity targets. The schedule was established based on capital charges made up of (i) depreciation expense and (ii) the rate of return on capital employed. These two components are computed by reference to the valuation of assets operated by the Group, known as the “Regulated Asset Base” (RAB). The RAB includes the following asset groups: pipelines and connections, pressure-regulation stations, meters, other technical facilities, buildings, and IT equipment. To determine the annual capital charges, the CRE applies a depreciation period ranging from 5 to 45 years depending on the asset concerned. Pipes and connections, which represent 95% of the assets included in the Regulated Asset Base, are depreciated over a period of 45 years. The rate of return on capital employed is calculated based on a return of 6.75% on the RAB (actual rate, before tax).

NOTE 23	CASH FLOWS

23.1	Reconciliation with income tax expense in the consolidated income statement

	Tax cash flows (income tax expense)
In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Impact in the income statement	(911.9)	(527.5)	(815.1)
provisions for income taxes	58.4	(7.4)	5.8
deferred tax (a)	41.8	(446.9)	29.6
other (b)	(994.6)	(23.9)	(205.7)
Impact in the cash flow statement	(1,806.3)	(1,005.6)	(985.4)

(a)	In 2007, deferred tax assets related to tax loss carry-forwards arising within the tax consolidation group were recognized in an amount of €500 million.
(b)
In 2008, the “Other” line includes €944 million in additional income tax expense corresponding mainly to prepaid income tax disbursed by the tax consolidation groups headed by GDF SUEZ SA and SUEZ Environnement Company. These prepayments will be recovered in 2009 on settlement of the effective amount of income tax payables for 2008.

23.2	Reconciliation with net financial income/(loss) in the consolidated income statement

	Financial cash flows (net financial income/loss)
In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Impact in the income statement	(1,494.1)	(722.1)	(731.0)
Changes in amortized cost	62.4	37.2	28.2
Foreign currency translation and changes in fair value	129.8	(119.2)	64.5
Unwinding of discounting adjustments to provisions	489.0	372.5	340.4
Other	(0.7)	(20.7)	(16.6)
Impact in the cash flow statement	(813.7)	(452.3)	(314.5)

NOTE 24	SHARE-BASED PAYMENT

Expenses recognized in respect of share-based payment break down as follows:

		Expense for the year
In million of euros	Notes	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Stock option plans	24.1	54.6	43.3	35.4
Employee share issues	24.2	-	35.0	-
Share Appreciation Rights (*)	24.2	15.5	2.0	15.9
Bonus/performance share plans	24.3	114.6	38.1	7.5
Exceptional bonus	24.4	5.5	6.7	0.0
TOTAL		190.2	125.1	58.8
(*)	Set up within the scope of employees share issues in certain countries.

24.1	Stock option plans

24.1.1	Stock option policy

GDF SUEZ’ stock option policy aims to closely involve executive and senior management, as well as high-potential managers, in the future development of the Group and in creating shareholder value.

The award of stock purchase or subscription options is also a means of retaining employee loyalty, both in terms of adhesion to Group values and commitment to strategic policies. The Board of Directors in accordance with authorizations granted at Shareholders’ Meetings defines conditions for the award of options and the list of beneficiaries.

In 2007, Executive Management reaffirmed its wish to maintain a growing base of beneficiaries, so as to preserve the coherence of SUEZ’ policy in this area. The decision taken in 2000 not to apply a discount when determining the option price was renewed in 2008.

Since the Board of Directors’ decision in 2005, the number of options awarded has been reduced and partly replaced by an award of bonus SUEZ shares, made available to more employees than were previously eligible for stock options.

In 2008, awards of bonus shares testified to these principles.

In connection with the US delisting procedure, stock options granted to employees of Group companies in the US were replaced in 2007 by a Share Appreciation Rights scheme, which entitles beneficiaries to a cash payment equal to the profit they would make on exercising their options and immediately selling the underlying shares.

Furthermore, the Board of Directors decided that the exercise of a portion of options awarded would be subject to certain conditions, provided for in the conditional system for the Group’s senior managers and in the enhanced conditional system for members of the Group Executive Committee. Pursuant to the initial rules governing the plans and the Board of Directors’ decision of October 18, 2006, the objectives defined as performance conditions applicable to stock option plans (described below) were lowered as a result of the merger with Gaz de France by applying a coefficient of 0.80.

Conditional system

2003 plan:

As the performance conditions were satisfied at November 17, 2007, the stock subscription options granted to the Group’s senior managers and members of the Group Executive Committee may be exercised.

2004 plan and plans for subsequent years:

The exercise of half of the stock subscription options granted to the Group’s senior managers and half of the options awarded to members of the Group Executive Committee (after deduction of approximately 10%  of their options, which are subject to the enhanced conditional system), is subject to a number of performance conditions.

These conditions are described below:

2004 plan: options may be exercised under this plan if, during the period from November 17, 2008 to November 16, 2012, the SUEZ share price is equal to or greater than the exercise price of €18.14, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 17, 2004 to November 17, 2008.

2005 plan: The options subject to this performance condition may be exercised if, during the period from December 8, 2009 to December 7, 2013, the SUEZ share price is equal to or greater than the exercise price of €24.20, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009.

2006/2007 plan: These options may be exercised if, during the period from January 17, 2011 to January 16, 2015 inclusive, the SUEZ share price is equal to or greater than the exercise price of €38.89, adjusted for the change in the Eurostoxx Utilities Index observed over the period from January 16, 2007 to January 16, 2011.

November 2007 plan: These options may be exercised if, during the period from November 13, 2011 to November 13, 2015 inclusive, the SUEZ share price is equal to or greater than the exercise price of €44.37, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 13, 2007 to November 13, 2011.

2008 plan: options under this plan may be exercised if, during the period from November 9, 2012 to November 11, 2016, the GDF SUEZ share price reaches at least on one occasion a price equal to the option exercise price (€32.74) adjusted for the change in the Eurostoxx Utilities index observed over the period from November 11, 2008 to November 9, 2012.

Enhanced conditional system

Approximately 10% of the stock subscription options granted to members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. If the conditions described below are met, then the associated options may be exercised; failing this, the options are irrevocably forfeited.

2004 plan: the performance conditions were met as of November 17, 2008 and the options may therefore be exercised.

2005 plan: the 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on December 8, 2009 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009, plus 1% per annum.

2006/2007 plan: the 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on January 17, 2011 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the change in the Eurostoxx Utilities Index observed over the period from January 16, 2007 to January 16, 2011, plus 4%.

November 2007 plan: the 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on November 14, 2011 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the change in the Eurostoxx Utilities Index observed over the period from November 13, 2007 to November 13, 2011, plus 4%.

2008 plan: the 10% of options subject to this enhanced performance condition may be exercised if the GDF SUEZ share price on November 12, 2012 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the change in the Eurostoxx Utilities Index observed over the period from November 11, 2008 to November 9, 2012, plus 4%.

24.1.2	Details of stock option plans in force until the merger with GDF

•	STOCK SUBSCRIPTION OPTIONS

Plan	Date of authorizing AGM	Vesting date	Exercise price	Number of beneficiaries per plan	Outstanding options at Dec. 31, 2007	Number of shares to be subscribed by the Executive Committee (**)	Options exercised (***)	Options canceled	Outstanding options at Aug. 22, 2008 (unadjusted)	Expiration date	Residual life
11/28/2000 (*)	05/05/2000	11/28/2004	34.39	1,347	3,502,590	1,193,708	569,981	20,916	2,911,693	11/28/2010	1.9
12/21/2000 (*)	05/05/2000	12/21/2004	35.74	510	1,159,433	153,516	53,357	1,985	1,104,091	12/20/2010	2.0
11/28/2001 (*)	05/04/2001	11/28/2005	32.59	3,161	6,105,971	1,784,447	432,030	27,937	5,646,004	11/27/2011	2.9
11/20/2002 (*)	05/04/2001	11/20/2006	16.69	2,528	2,448,213	1,327,819	301,879	33,879	2,112,455	11/19/2012	3.9
11/19/2003 (*)	05/04/2001	11/19/2007	13.16	2,069	3,141,286	1,337,540	535,754	65,794	2,539,738	11/18/2011	2.9
11/17/2004 (*)	04/27/2004	11/17/2008	17.88	2,229	8,507,717	1,320,908	2,030	133,306	8,372,381	11/16/2012	3.9
12/09/2005	04/27/2004	12/09/2009	24.20	2,251	6,399,125	1,352,000	2,400	98,925	6,297,800	12/09/2013	4.9
01/17/2007	04/27/2004	01/16/2011	38.89	2,190	5,653,783	1,218,000	1,000	84,197	5,568,586	01/16/2015	6.0
11/14/2007	05/04/2007	11/13/2011	44.37	2,104	4,373,050	804,000	0	21,270	4,351,780	11/13/2015	6.9
TOTAL					41,291,168	10,491,938	1,898,431	488,209	38,904,528
(*)	Exercisable plans.
(**)	Corresponding to the Management Committee at the time the options were awarded in 2000 and 2001.
(***)	In certain specific circumstances such as retirement or death, outstanding options may be exercised in advance of the vesting date.

•	STOCK PURCHASE OPTIONS

	Options	Average exercise price
Balance at December 31, 2007	41,383,384	28.19
Granted	0
Exercised	(1,990,647)	25.34
Canceled	(488,209)	24.84
Balance at August 22, 2008 (*)	38,904,528	28.38
(*)	Adjustment calculation date (see section 24.2.3)

24.1.3	Changes in plans since the merger with GDF

In accordance with the merger prospectus and the provisions of the French Commercial Code (Code de Commerce), all of the commitments undertaken by SUEZ towards beneficiaries whose stock options are currently vesting have been taken over by the new Group. The beneficiaries’ individual rights have been adjusted to take into account (i) the spin-off of 65% of SUEZ Environnement Company to SUEZ shareholders, and (ii) the exchange ratio applicable to the merger. In compliance with the merger prospectus, these adjustments were made based on four inputs:

•	the value of SUEZ shares before the spin-off(1) ;

•	the value of SUEZ Environnement Company shares(2) ;

(1)	The value of the SUEZ share was its weighted average price on the Paris stock market in the three days preceding the spin-off (€44.6194).

(2)	The value of the SUEZ Environnement Company share was its weighted average price on the Paris stock market in the 15 days preceding its listing (€18.0449).

•	the ratio for the spin-off (1 SUEZ Environnement Company share for 4 SUEZ shares);

•	the exchange ratio applicable to the merger (21 GDF SUEZ shares for 22 SUEZ shares).

After these adjustments, the 38.904.528 options on SUEZ shares outstanding at the date of the spin-off/merger increase to 41.320.974 options on GDF SUEZ shares. The adjustments were effective on August 22, 2008, fifteen days after SUEZ Environnement Company was floated on the stock market.

Plan	Date of authorizing AGM	Vesting date	Adjusted exercise price	Number of beneficiaries per plan	Outstanding options at Aug. 22, 2008 (adjusted)	Number of shares to be subscribed by the Executive Committee (**)	Options exercised (***)	Options canceled	Outstanding options at Dec. 31, 2008	Expiration date	Residual life
11/28/2000 (*)	05/05/2000	11/28/2004	32.38	1,347	3,092,541	1,193,708	15,858	1,126	3,075,557	11/28/2010	1.9
12/21/2000 (*)	05/05/2000	12/21/2004	33.66	510	1,172,404	153,516	27,671	0	1,144,733	12/20/2010	2.0
11/28/2001 (*)	05/04/2001	11/28/2005	30.70	3,161	5,995,205	1,784,447	77,090	1,126	5,916,989	11/27/2011	2.9
11/20/2002 (*)	05/04/2001	11/20/2006	15.71	2,528	2,243,921	1,327,819	112,657	2,813	2,128,451	11/19/2012	3.9
11/19/2003 (*)	05/04/2001	11/19/2007	12.39	2,069	2,697,296	1,337,540	392,600	0	2,304,696	11/18/2011	2.9
11/17/2004 (*)	04/27/2004	11/17/2008	16.84	2,229	8,892,824	1,320,908	1,479,442	4,043	7,409,339	11/16/2012	3.9
12/09/2005	04/27/2004	12/09/2009	22.79	2,251	6,689,902	1,352,000	5,822	16,993	6,667,087	12/09/2013	4.9
01/17/2007	04/27/2004	01/16/2011	36.62	2,190	5,914,003	1,218,000		9,943	5,904,060	01/16/2015	6.0
11/14/2007	05/04/2007	11/13/2011	41.78	2,104	4,622,878	804,000		6,040	4,616,838	11/13/2015	6.9
11/12/2008	07/16/2008	11/12/2012	32.74	3,753		2,615,000			7,645,990	11/11/2016	7.9
TOTAL					41,320,974	13,106,938	2,111,140	42,084	46,813,740
(*)	Exercisable plans.
(**)	Corresponding to the Management Committee at the time the options were awarded in 2000 and 2001.
(***)	In certain specific circumstances such as retirement or death, outstanding options may be exercised in advance of the vesting date.

	Options	Average exercise price
Balance at August 22, 2008	41,320,974	26.72
Granted	7,645,990	32.74
Exercised	(2,111,140)	16.81
Canceled	(42,084)	28.21
Balance at December 31, 2008	46,813,740	27.71

The average price of the SUEZ share in the first half of 2008 was €43.79, while the average price of the GDF SUEZ share from the date of the merger to December 31, 2008 was €34.75.

24.1.4	Fair value of stock option plans in force

Stock option plans are valued based on a binomial model using the following assumptions:

	2008 plan	November 2007 plan	January 2007 plan	2005 plan	2004 plan
Volatility (a)	35.16%	33.71%	32.87%	31.25%	29.66%
Risk-free rate (b)	3.63%	4.03%	4.00%	3.25%	3.70%
In euros
Dividend (c)	1.39	1.34	1.2	0.8	0.8
Fair value of options at the grant date	9.33	15.04	12.28	7.24	4.35
(a)	Volatility corresponds to a moving average of volatilities over the life of the plan
(b)	The risk-free interest rate corresponds to a risk-free rate over the life of the plan.
(c)	Last dividend paid/recommended.

24.1.5	Accounting impact

Based on a staff turnover assumption of 5% , the expense recorded during the period in relation to stock option plans was as follows:

Grant date	Expense for the year
In million of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
11/20/2002			9.4
11/19/2003		5.1	5.8
11/17/2004	7.9	9.0	9.0
12/09/2005	11.2	11.2	11.2
01/17/2007	17.1	15.9
11/14/2007	15.9	2.1
11/12/2008	2.5
Total	54.6	43.3	35.4

As allowed under IFRS 2, an expense has been recognized only for options granted after November 7, 2002 that had not yet vested at January 1, 2005.

Adjustments made to beneficiaries’ rights following the merger have no impact on the expense for the period.

24.1.6	Share Appreciation Rights

The award of Share Appreciation Rights (SARs) to US employees in November 2007 and November 2008 (as replacement for stock options) does not have a material impact on the Group’s financial statements.

24.2	Employee share issues

24.2.1	Description of plans available

Employees are entitled to subscribe to share issues under Group corporate savings plans. They may subscribe to either:

•	The Spring Classique plan: this plan allows employees to subscribe to SUEZ shares either directly or via an employee investment fund at lower than current market prices; or

•
The Spring Multiple plan: under this plan, employees may subscribe to SUEZ shares, either directly or via an employee investment fund. The plan also entitles them to benefit from any appreciation in the SUEZ share price (leverage effect) at the end of the mandatory holding period.

Share Appreciation Rights (SARs): this leveraged plan entitles beneficiaries to receive a cash bonus equal to the appreciation in the Company’s stock after a period of five years. The resulting employee liability is covered by warrants.

24.2.2	Accounting impact

There were no employee share issues in 2008.

The accounting impact of these cash-settled Share Appreciation Rights consists in recognizing a payable to the employee over the vesting period of the rights, with the corresponding adjustment recorded in income. At December 31, 2008, the fair value of the liability related to these awards in 2004, 2005 and 2007 amounted to €26 million.

The fair value of the liability is determined using the Black & Scholes model.

The impact of these awards on the consolidated income statement – including coverage by warrants – is a negative €15.5 million.

24.3	Bonus/performance share plans

24.3.1	Bonus share policy prior to the merger

At its meeting of May 28, 2008, the Board of Directors of Gaz de France decided to put in place a bonus share plan offering 1.5 million shares to its employees, subject to a vesting period of two years. A portion of the shares under this plan are also subject to certain performance conditions. The Group has purchased treasury shares in order to cover its commitment.

Bonus shares are awarded on the basis of several conditions:

•	presence in the Group;

•
a performance condition relating to the Gaz de France Group and applicable as from the sixteenth share awarded: the Group’s organic gross operating surplus must increase 5% per year on average in 2008 and 2009;

•	mandatory holding period of at least two years (three years in certain countries), at the end of which the shares will be freely available to beneficiaries.

As part of a three-year global financial incentive scheme implemented in 2007 to involve employees more closely in the Group’s performance, the Board of Directors of the SUEZ Group awarded 15 bonus shares to each employee in 2008, representing a total of 2.2 million bonus shares.

Bonus shares are awarded on the basis of several conditions:

•	a performance condition based on Group EBITDA;

•	presence in the Group (depending on the country concerned);

•	a mandatory holding period beginning from the definitive vesting date (depending on the country concerned).

24.3.2	Bonus share policy subsequent to the merger

In accordance with the merger prospectus and the provisions of the French Commercial Code (Code de Commerce), all of the commitments undertaken by SUEZ towards beneficiaries of bonus shares have been taken over by the new Group. As with stock options, the beneficiaries’ individual rights have been adjusted to take into account (i) the spin-off of 65% of SUEZ Environnement Company to SUEZ shareholders, and (ii) the exchange ratio applicable to the merger (see section 24.2.3).

The Board of Directors’ meeting of November 12, 2008 awarded 1.812.548 bonus shares, subject to a vesting period of two or four years depending on the country concerned.

Bonus shares are awarded on the basis of several conditions:

•	presence in the Group (except in the event of retirement, death or disability);

•	performance condition related to Group EBITDA;

•	mandatory holding period of two years as from the final vesting date (from March 15, 2011 to March 15, 2013) in certain countries.

24.3.3	Details of bonus share plans in force

Grant date	Number of shares before merger (*)	Number of shares after merger	Fair value per share
February 2007 plan (SUEZ)	963,074	989,559	36.0
June 2007 plan (GDF)	1,539,009	1,539,009	33.4
July 2007 plan (SUEZ)	2,030,000	2,175,000	37.8	(**)
August 2007 plan (SUEZ)	177,336	193,686	32.1
November 2007 plan (SUEZ)	1,179,348	1,244,979	42.4
May 2008 plan (GDF)	1,586,906	1,586,906	40.31
June 2008 plan (SUEZ)	2,236,965	2,372,941	39.03
November 2008 plan (GDF SUEZ)		1,812,548	28.46	(**)
Balance at December 31, 2008
(*)	Number of shares awarded.
(**)	Weighted average.

24.3.4	Valuation model used

In accordance with IFRS 2, the Group estimated the fair value of goods or services received during the period by reference to the fair value of the equity instruments rewarded as consideration for such goods or services.

Fair value was estimated at the grant date, representing the date the Board of Directors approved the award. The fair value of shares awarded corresponds to the market price of the shares at the grant date, adjusted for (i) the estimated loss of dividends during the two-year vesting period, and (ii) the non-transferability period applicable to the shares. The cost of the non-transferability period is not material.

The cost of the plan is recognized in personnel costs on a straight-line basis between the grant date and date on which the conditions for the award are fulfilled, and offset directly against equity. The cost may be adjusted for any revisions to assumptions regarding staff turnover rates during the period or compliance with performance conditions. The final figure will be determined based on the number of shares effectively awarded at the end of said period.

24.3.5	Impact on income for the period

The expense recorded during the period in relation to bonus share plans in force is as follows:

Grant date	Expense for the year
In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
February 2006 plan (SUEZ)	1.7	8.5	7.5
February 2007 plan (SUEZ)	15.8	13.9
June 2007 plan (GDF)	12.8
July 2007 plan (SUEZ)	27.8	12.7
August 2007 plan (SUEZ)	1.1	0.4
November 2007 plan (SUEZ)	20.4	2.6
May 2008 plan (GDF)	14.8
June 2008 plan (SUEZ)	17.6
November 2008 plan (GDF SUEZ)	2.6
TOTAL	114.6	38.1	7.5

Adjustments made to beneficiaries’ rights following the merger have no impact on the expense for the period.

24.4	SUEZ exceptional bonus

In November 2006, the Group introduced a temporary exceptional bonus award scheme aimed at rewarding employee loyalty and involving employees more closely in the Group’s success. This scheme provides for the payment of an exceptional bonus equal to the value of four SUEZ shares in 2010 and the amount of gross dividends for the period 2005-2009 (including any extraordinary dividends). Since the merger, the calculation has been based on a basket of shares comprising one GDF SUEZ share and one SUEZ Environnement Company share.

Around 166,000 Group employees are eligible for this bonus at December 31, 2008.

The accounting impact of this cash-settled instrument consists in recognizing a payable to the employee over the vesting period of the rights, with the corresponding adjustment recorded in income. At December 31, 2008, the corresponding expense amounted to €5.5 million. The estimated fair value of the liability upon expiry of the plan is €24 million.

NOTE 25	RELATED PARTY TRANSACTIONS

This note describes material transactions between the Group and its related parties.

Compensation payable to key management personnel is disclosed in note 26.

The Group’s main subsidiaries (fully consolidated companies) are listed in note 30. Only material transactions are described below.

25.1	Relations with the French State and with the CNIEG

25.1.1	Relations with the French State

Further to the merger between Gaz de France and SUEZ on July 22, 2008, the French State owns 35.7% of GDF SUEZ and holds 7 seats out of 24 on its Board of Directors.

The French State holds a golden share aimed at protecting France’s critical interests in the energy sector and ensuring the continuity and safeguarding of supplies. The golden share is granted to the French State indefinitely and entitles it to veto decisions made by GDF SUEZ if it considers they could harm French’s energy interests as regards the continuity and safeguarding of supplies.

The merger also marked an end to several oversight procedures relative to economic and financial matters, previously carried out by the French State due to Gaz de France’s status as a public company.

Public service engagements in the energy sector are defined by the law of January 3, 2003 and are implemented by means of a public service contract pursuant to the first article of the law of August 9, 2004.

A new public service contract is currently being negotiated with the French State. GDF SUEZ has not identified any risks relating to the absence of any such contract during the negotiation period.

25.1.2	Relations with the CNIEG (Caisse Nationale des Industries Electriques et Gazières)

The Group’s relations with the CNIEG, which manages all old-age, disability and death benefits for employees of EDF, GDF SUEZ SA and Non-Nationalized Companies (Entreprises Non Nationalisées - ENN) are described in note 18.

25.2	Transactions with equity-accounted or proportionately consolidated companies

25.2.1	Joint ventures

Gaselys

Gaselys is a joint venture 51% -owned by GDF SUEZ and 49% -owned by Société Générale.

It is a trading company operating on European gas and electricity markets, and is also active on markets for oil and oil products, CO2 emissions quotas and coal.

GDF SUEZ develops its risk management, asset optimization and trading activities through Gaselys.

In 2008, these activities generated sales and purchases between the Group and its subsidiary amounting to €1,149 million and €2,161 million, respectively.

At year-end, the Group’s balance sheet shows a net debit balance of €344 million with its subsidiary, comprising trade receivables and payables, margin calls and derivative instruments. These derivatives are mainly contracted to manage the risks to which the Group is exposed, and result in the recognition of an unrealized loss for €762 million in equity before tax and an unrealized gain for €592 million in income from operating activities.

Acea-Electrabel group (Italy)

Electrabel Italia is a wholly-owned subsidiary of Electrabel and has a 40.59% interest in Acea-Electrabel which itself owns several subsidiaries.

GDF SUEZ sold electricity and gas to the Acea-Electrabel group for an amount of €206.9 million in 2008, compared with €204.2 million in 2007.

GDF SUEZ has also granted loans to the Acea-Electrabel group, in respect of which €389.4 million remained outstanding at December 31, 2008 versus €363.1 million at end-2007.

Zandvliet Power

Zandvliet Power is a 50% -50% joint venture between Electrabel and RWE.

Electrabel granted a loan to Zandvliet Power which stood at €70.1 million at December 31, 2008 versus €77.3 million at December 31, 2007.

Hisusa

To finance the 2007 acquisition of Agbar shares from Torreal, Hisusa (a joint venture 51% -owned by SUEZ Environnement Company and 49% by la Caixa) received a loan from its shareholders, including €104 million from the Group. This loan was repaid at the end of 2008.

25.2.2	Associates

Elia System Operator (ESO)/Elia

Elia is a listed company and is 24.36% -owned by Electrabel.

It was set up in 2001 as grid operator of the high-voltage electricity transmission network in Belgium. Transmission fees are subject to the approval of the Belgian Electricity and Gas Regulatory Commission (CREG).

Electrabel purchased electricity transmission services from ESO/Elia in an amount of €125.1 million in 2008 and €155.6 million in 2007.

The Group rendered services to ESO/Elia for a total amount of €80.0 million in 2008 and €79.5 million in 2007.

At December 31, 2008, outstanding loans granted to Elia totaled €808.4 million (€354.8 million maturing in 2010 and €453.6 million maturing after 2011), amounts unchanged from end-2007. The loan generated interest income of €48.4 million in 2008 versus €41.0 million in 2007.

Inter-municipal companies

The mixed inter-municipal companies with which Electrabel is associated manage the electricity and gas distribution network in Belgium.

Electrabel Customer Solutions (ECS) purchased gas and electricity network distribution rights from the inter-municipal companies in an amount of €1,777.5 million in 2008, compared with €1,704.4 million in 2007.

Only the inter-municipal companies in the Walloon region have no employees. In accordance with the bylaws, Electrabel makes personnel available to them with a view to carrying out network maintenance and distribution services. Electrabel bills the inter-municipal companies for all work, supplies and services provided to them. Amounts billed with respect to this arrangement in 2008 totaled €402.5 million, versus €480.3 million in 2007.

Receivables relating to gas and electricity supply stood at €10.1 million at December 31, 2008, versus €37.2 million at December 31, 2007.

Payables due by Electrabel and Electrabel Customer Solutions to the inter-municipal companies stood at €15.3 million at December 31, 2008, versus €148.9 million at December 31, 2007.

At December 31, 2008, Electrabel had granted cash advances to the inter-municipal companies totaling €317.9 million (€430.1 million at end-2007). Amounts due to the inter-municipal companies by Electrabel came to €263.6 million at December 31, 2008 (€208.4 million at end-2007).

Electrabel’s reimbursement right corresponding to the pension provisions set aside in its accounts for distribution employees seconded to Walloon inter-municipal companies totaled €296.5 million at December 31, 2008, versus €309.7 million at December 31, 2007.

Contassur

Contassur is 10% -owned by SUEZ-Tractebel and 5% -owned by Electrabel.

Contassur is a captive insurance company accounted for under the equity method. The pension fund trusts for certain employees of the Group have entered into insurance contracts with Contassur.

These insurance contracts give rise to reimbursement rights, and are therefore recorded under “Other assets” in the balance sheet for €147.2 million at December 31, 2008 and €179.3 million at December 31, 2007.

NOTE 26	EXECUTIVE COMPENSATION

The Group’s key management personnel comprise the members of the Executive Committee and Board of Directors in 2008, and the members of the extended Executive Committee and Board of Directors in 2007 and 2006. Their compensation breaks down as follows:

In millions of euros	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Short-term benefits	23.0	24.5	23.1
Post-employment benefits	4.0	5.8	4.2
Share-based payment	11.5	11.4	6.7
Termination benefits		6.5
TOTAL	38.5	48.2	34.0

Amounts shown for 2008 correspond to compensation paid by the former SUEZ group up to the merger date, and compensation paid by GDF SUEZ after this date.

NOTE 27	CONTINGENT ASSETS AND LIABILITIES

Other than those described in note 28, the Group has not identified any material contingent liabilities likely to give rise to an outflow of economic benefits. In accordance with IFRS 3, provisions were set aside in the Gaz de France opening balance sheet for contingent liabilities relating to Gaz de France identified at the merger date and for which the outflow of economic benefits has not been regarded as remote.

NOTE 28	LEGAL AND ARBITRATION PROCEEDINGS

The Group is party to a number of legal and arbitration proceedings with third parties or with the tax authorities of certain countries in the normal course of its business. Provisions are recorded for these proceedings when (i) a legal, contractual, or constructive obligation exists at the balance sheet date with respect to a third party; (ii) it is probable that an outflow of resources embodying economic benefits will be required in order to settle the obligation with no consideration in return; and (iii) a reliable estimate can be made of this obligation. Provisions recorded in respect of these legal and arbitration proceedings totaled €1,280.5 million at December 31, 2008.

28.1	Legal proceedings

28.1.1	Rue de la Martre

On December 26, 2004, a gas explosion at 12 rue de la Martre in Mulhouse, France resulted in 17 deaths and significant material damage. The judicial experts’ report attributes the cause of the explosion to a “crack” in Gaz de France’s distribution pipeline, discovered the day after the explosion and consequently, the company was placed under judicial investigation.

Following the investigation, GDF SUEZ was summoned before the Mulhouse Criminal Court by order dated November 7, 2008, for involuntary manslaughter and injuries, as well as for involuntary destruction of property by fire or explosion. The trial will take place from March 9 to 20, 2009.

The risk incurred by the corporate entity represents a fine for involuntary manslaughter of up to €225,000 in the event of carelessness or negligence, and up to €375,000 in the event of a deliberate breach of a legal or regulatory security requirement. This primary penalty may be combined with a further fine for involuntary injuries, for which the amount varies according to the “ITT rate” (Temporary Work Disability) of the injured persons.

28.1.2	Ghislenghien

Following the leak in one of Fluxys’ gas transit pipelines in Ghislenghien, Belgium, on July 30, 2004, which resulted in 24 deaths and over 130 injuries, Electrabel, a GDF SUEZ company, was one of 22 natural or legal persons indicted for involuntary manslaughter and injuries due to failure to take protective or precautionary measures.

The public prosecutor requested that Electrabel, GDF SUEZ Group and Fluxys be summoned before the criminal court for involuntary manslaughter and bodily injuries, as well as for contravening the Act of August 4, 1996 on the welfare of workers. The court dismissed the charges against Electrabel on January 16, 2009.

28.1.3	Queen Mary

Following the collapse of a footbridge leading onto the Queen Mary II ocean liner in St Nazaire on November 15, 2003, as a result of which 15 people died and 30 or so people were injured, a third party claim was brought against Endel, a GDF SUEZ company, with respect to the assembly of hired footbridges leading from the dock to the liner. By decision of February 11, 2008 rendered by the criminal court of Saint Nazaire, Endel was sentenced to a fine of €150,000 for involuntary manslaughter and 11 fines of €2,500 for involuntary injuries. The four employees of Endel charged with involuntary manslaughter and injuries were acquitted in the absence of established misconduct. Les Chantiers de l’Atlantique and Endel were ordered, jointly and severally, to indemnify the victims.

The public prosecutor of Saint Nazaire appealed against the decision and the hearings will take place from March 23 to April 3, 2009.

28.1.4	Electrabel – the Hungarian government/European Commission

Electrabel filed international arbitration proceedings against the Hungarian state before the International Centre for Settlement of Investment Disputes (ICSID), for breach of obligations under the Energy Charter Treaty. The dispute mainly concerns (i) electricity prices set in the context of a long-term power purchase agreement (PPA) entered into between the power plant operator Dunamenti (a subsidiary of Electrabel) and MVM (a company controlled by the Hungarian state) on October 10, 1995, and (ii) allocations of CO2 emission allowances in Hungary. The arbitration tribunal has temporarily suspended its investigation into certain issues over which the Hungarian state claims it lacks jurisdiction, but has authorized Electrabel to file an additional claim for damages.

The European Commission petitioned the arbitration tribunal for amicus curiae participation on August 13, 2008, pursuant to its June 4, 2008 decision, according to which the Power Purchase Agreement in force at the time of Hungary’s accession to the European Union constituted incompatible State aid. Following this decision, the Hungarian state passed a law to end Power Purchase Agreements with effect from December 31, 2008 and took execution measures to end such agreements and recover the related State aid from the power generators. Dunamenti, a GDF SUEZ company, may consider appealing the Commission’s decision and any decision of the Hungarian authorities which harms its interests.

28.1.5	Slovak Gas Holding – Slovak Republic

Slovak Gas Holding (SGH) has taken preliminary steps towards international arbitration proceedings against the Slovak State for breach of obligations under (i) the Bilateral Treaty entered into between the Slovak and Czech Republics on the one hand and the Netherlands on the other hand (the “Bilateral Treaty”), and (ii) the Energy Charter Treaty. SGH is held with equal stakes by GDF SUEZ and E. ON Ruhrgas AG and holds a 49% interest in Slovenský plynárenský priemysel, a.s. (“SPP”), the remaining 51% being held by the Slovak Republic through the National Property Fund.

The dispute relates to the legal and regulatory framework, which the Slovak Republic has recently amended or redefined in view of controlling SPP’s ability to request price increases to cover gas selling costs.

Discussions are currently underway between the parties. There is also a mandatory six-month discussion period.

28.1.6	Argentina

SUEZ and certain other shareholders of water distribution and treatment concession operators in the greater Buenos Aires area (Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fe in Rosario and Aguas Cordobesas in Cordoba) launched arbitration proceedings against the Argentine state in 2003 before the International Centre for Settlement of Investment Disputes (ICSID) pursuant to the Franco-Argentine Bilateral Investment Protection Treaties. The aim of these proceedings is to obtain compensation for the loss of value of investments made since the start of the concession, due to measures taken by the Argentine government following the adoption of the Emergency Act in 2002, which froze tariffs under concession contracts.

The arbitration proceedings are still underway, except those relating to Aguas Cordobesas. SUEZ sold its controlling interest in Aguas Cordobesas to the private Argentine group Roggio in 2006 and its residual 5% interest to SUEZ Environnement upon the listing of the latter. The arbitral awards should be rendered in 2009.

Alongside the arbitration proceedings, the concession operators have instituted proceedings before the Argentine courts against the decisions by the authorities to terminate the concession contracts which led to the bankruptcy of Aguas Argentinas and the voluntary liquidation of Aguas Provincales de Santa Fe.

Banco de Galicia, a minority shareholder of Aguas Argentinas, which was excluded from the arbitration proceedings, has withdrawn the action it initiated for abuse of majority shareholder power following the buy-back by GDF SUEZ of its interests in Aguas Argentinas and Aguas Provinciales de Santa Fe. The claim filed by an entity entitled “Aguas Lenders Recovery Group”, in order to obtain the payment by SUEZ, Agbar and AYSA of US$130 million owed by Aguas Argentinas to unsecured lenders, has also been withdrawn.

Prior to its merger with Gaz de France, SUEZ entered into an agreement with SUEZ Environnement providing for the economic transfer to SUEZ Environnement of the rights and obligations relating to the ownership interest held by SUEZ in Aguas Argentinas and Aguas Provinciales de Santa Fe.

28.1.7	Togo Electricity

SUEZ Energy Services, renamed GDF SUEZ Energy Services, is party to arbitration proceedings instituted in March 2006 before the International Centre for Settlement of Investment Disputes by Togo Électricité, a GDF SUEZ company, against the Togolese State, following the adoption of decrees by the government which terminated the concession contract held by Togo Électricité since December 2000 for the management of Togo’s public power distribution service.

The Togolese State took possession of all of the assets of Togo Électricité in February 2006, without indemnification. It instituted several proceedings, including proceedings instituted first against Togo Électricité, then subsequently extended to GDF SUEZ Energy Services, seeking an order for payment by the two companies of compensation between FCFA 27 billion and FCFA 33 billion (between €41 million and €50 million) for breach of contract. However, as the contract contained an arbitration clause, Togo Électricité instituted the arbitration proceedings referred to above.

The first hearings of the arbitration tribunal should take place in May 2009 and an award could be rendered at the end of the year.

28.1.8	Fos Cavaou

By order dated December 15, 2003 in respect of facilities subject to environmental protection (ICPE) the Prefect of the Bouches du Rhône department authorized Gaz de France to operate an LNG terminal in Fos Cavaou. The permit to build the terminal was issued the same day by a second prefectoral order. These two orders have been challenged in court.

The order authorizing the operation of the terminal, issued in respect of ICPE, is subject to two actions for annulment before the Administrative Court of Marseille, one filed by the Association de Défense et de Protection du Littoral du Golfe de Fos-sur-Mer (ADPLGF) and the other by a private individual. No decisions have been handed down to date.

The two actions for annulment of the building permit filed before the Administrative Court of Marseille, one by the Fos-sur-Mer authorities and the other by the Syndicat d’agglomération nouvelle (SAN), were dismissed by the Court on October 18, 2007. The Fos-sur-Mer municipality appealed this decision on December 20, 2007. The appeal is still pending.

28.1.9	United Water

A claim for compensatory damages of US$60 million and punitive damages of the same amount was filed by flood victims residing in the Lake DeForest area (State of New York, USA) against United Water, a GDF SUEZ company, for negligence in the maintenance of the local dam and reservoir.

The claim was filed pursuant to torrential rain, which caused the rainwater drainage system operated by United Water to overflow. United Water is not responsible for maintenance of the dam or the reservoir and considers that the claim should be disallowed.

28.1.10	Squeeze-out bid for the Electrabel shares

On July 10, 2007, Deminor and two other funds initiated proceedings before the Brussels Court of Appeal against SUEZ and Electrabel under which they sought additional consideration following the squeeze-out bid launched by SUEZ in June 2007 on Electrabel shares that it did not already own. By decision dated December 1, 2008, the Court of Appeal ruled that the claim was unfounded.

MM Geenen and others initiated similar proceedings before the Brussels Court of Appeal, which were rejected on the grounds that the application was invalid. A new application was filed, without Electrabel and the Belgian Banking, Financial and Insurance Commission being joined as parties to the proceedings. The case was heard on October 21, 2008 and judgment has been reserved.

28.1.11	Claims by the Belgian tax authorities

The Special Inspection department of the Belgian tax authorities is claiming €188 million from SUEZ-Tractebel SA, a GDF SUEZ company, concerning past investments in Kazakhstan. SUEZ-Tractebel has filed an appeal with the administrative court against these claims which, based on the advice of legal counsel, it considers unfounded.

The Belgian tax authorities also contested the application of the Belgium-Luxembourg convention for the prevention of double taxation to income generated in Luxembourg by the branches EFTM and TCMS and the permanent establishments of the partners of associations en participation (partnerships governed by the laws of Luxembourg) managed by those branches. They notified a €107 million adjustment in respect of financial years 2003 to 2005. The Group considers that the adjustment is unfounded and the subsidiaries concerned have appealed.

28.1.12	Claim by the French tax authorities

In their tax deficiency notice dated December 22, 2008, the French tax authorities questioned the tax treatment of the sale of a tax receivable in 2005 for an amount of €995 million. The company intends to contest the tax authorities’ position, which it considers unfounded. Consequently, it has not set aside a provision for the financial consequences of the dispute.

28.1.13	Claim by the US tax authorities (IRS)

The US subsidiary of GSEI was recently subject to a tax audit by the IRS, who rejected the deduction of interest on loans taken out with Group subsidiaries and banks. An adjustment of US$ 260 million was notified in respect of 2004 and 2005. A provision was recorded at December 31, 2008 subject to all reservations and without prejudicial acknowledgement. GDF SUEZ contests both the adjustment and its amount, and will assert its position through any and all legally permissible means.

28.2	Competition and industry concentration

On May 22, 2008 the European Commission announced its decision to open formal proceedings against Gaz de France for a suspected breach of EC rules on abuse of dominant position and restrictive business practices. As the Commission makes clear in its press release, “the initiation of proceedings does not imply that the Commission has proof of an infringement”, it only signifies that the Commission will conduct an in-depth investigation of the case. The investigation relates in particular, to a combination of long-term reservation of transport capacity and a network of import agreements, as well as potential underinvestment in transport and import infrastructure capacity.

GDF SUEZ is currently unable to determine the potential impact of these proceedings initiated by the European Commission.

On June 11, 2008, Gaz de France received a statement of objections from the Commission in which it voices its suspicions of collusion with E.ON resulting in the restriction of competition on their respective markets regarding, in particular, natural gas supplies transported via the Megal pipeline. GDF SUEZ filed observations in reply on September 8, 2008. A hearing took place on October 14, 2008 following which the decision of the European Commission is still pending. GDF SUEZ will continue to provide the European Commission with its full cooperation in the course of the proceedings and shall assert its rights in full.

On December 17, 2008, the Group received a statement of objections in the case regarding its acquisition of Compagnie Nationale du Rhône. The European Commission claims that GDF SUEZ failed to announce the business combination at the end of 2003 when, according to the Commission, the Group knew it had acquired control. The Group filed observations in reply on February 16, 2009. The outcome of the proceedings will have no impact on the Group’s acquisition of Compagnie Nationale du Rhône, which the Commission approved on April 29, 2008, as only procedural aspects (time limits) are being questioned. GDF SUEZ is currently unable to determine the potential impact of these proceedings initiated by the European Commission.

Alongside its energy sector inquiry, on which the final report was presented on January 10, 2007, the Commission completed its review of systems with respect to long-term agreements signed during the privatization of electricity-producing companies in Hungary and Poland. It has asked the Hungarian and Polish governments to review these systems and, where necessary, to indemnify the parties to the agreements. The Group is directly concerned by this move, in its capacity as contracting party in Hungary (Dunamenti) and in Poland (Polaniec). The agreement in Poland terminated on the contractually agreed date. In Hungary, discussions with the government are still in progress regarding the financial consequences of the termination of the agreement with MVM on January 1, 2009.

The European Commission also started an investigation on the term of the electricity supply contracts entered into by certain European producers in their historical markets. Electrabel is cooperating fully with the Directorate-General for Competition on this issue. The inquiry into the rise of gas prices (retail supply contracts) initiated by the rapporteurs of the Belgian Antitrust Council announced by Electrabel Customer Solutions at the beginning of summer 2007 has been completed. The rapporteurs did not find any indication that Electrabel had infringed competition rules.

In its decision of July 11, 2002, the French Antitrust Council ruled that the existence of equal stakes in water distribution companies held by Compagnie Générale des Eaux (a subsidiary of Veolia Environment) and Lyonnaise des Eaux France (a subsidiary of SUEZ Environnement) created a collective dominant position between the two groups. Although the French Antitrust Council did not impose sanctions against the two companies, it requested the French Minister of the Economy to order the two companies to modify or terminate the agreements under which their resources are combined within joint subsidiaries in order to lift the barrier to competition. As part of the Minister of the Economy’s investigation, the two companies were asked to unwind their cross-holdings in these joint subsidiaries. As of the date of publication, Lyonnaise des Eaux France and Veolia Eau-Compagnie Générale des Eaux have decided to comply with the Minister’s decision and entered into an agreement in principle to this effect on December 19, 2008.

GDF SUEZ is not aware of any other legal or arbitration proceedings which are likely to have, or have recently had, a material impact on the financial position, results of operations, business or assets of the Company or the Group.

NOTE 29	SUBSEQUENT EVENTS

29.1	Three bond issues

•	From January 7 to January 8, 2009 GDF SUEZ issued a €4.2 billion bond transaction which was oversubscribed more than two times.

The issue consists of:

-	a 3-year tranche for €1.75 billion, maturing on January 16, 2012 and paying interest of 4.375% ;

-	a 7-year tranche for €1.5 billion, maturing on January 18, 2016 and paying interest of 5.625% ;

-	a 12-year tranche for €1 billion, maturing on January 18, 2021 and paying interest of 6.375% .

•
Between January and February 2009, GDF SUEZ has successfully issued a public bond on the Belgian and Luxembourg markets for €750 million. Originally announced for a minimum of €150 million, it was oversubscribed four times and closed for new subscriptions two weeks before the scheduled date.

The bonds were issued at 102% for a six-year term maturing on February 23, 2015 and paying interest of 5% .

•	On February 3, 2009, GDF SUEZ carried out a bond issue for £700 million, maturing on February 11, 2021 and paying interest of 6.125% .

29.2	Completion of the SPE sale

On January 20, 2009 GDF SUEZ completed the sale to Centrica of all of its shares in Belgian company Segebel (representing 50%  of Segebel’s issued capital). Segebel holds 51% of SPE.

The transaction amounts to €515 million. A contingency payment could be made when the contracts between SPE and the Group go to effect following commitments made by the Group to the Belgian Government.

This transaction enables GDF SUEZ to complete its commitments towards the European Commission in regards to the merger of Gaz de France and Suez.

29.3	Financing agreement in Brazil

The Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) approved a 20-year loan of BRL 7.2 billion (approximately €2.44 billion) for the Energia Sustentavel do Brasil consortium to finance the Jirau project, a new 3,300 MW hydroelectric power station. The loan covers 68.5% of the €3.3 billion investment required for the new plant. In May 2008, a consortium formed around GDF SUEZ (50.1% interest) bid BRL 71.4 (€27.5) per MWh for a 30-year agreement with electric power distributors, representing €9.6 billion in guaranteed revenues over 30 years starting in 2013.

29.4	Stock options granted to the Chairman and Chief Executive Officer, and Vice-Chairman and President

On March 26, 2009, Gérard Mestrallet and Jean-François Cirelli decided to renounce to their stock options, respectively 830,000 and 300,000 stock options, which were granted by the Board of Directors on November 12, 2008.

The charge included in Note 24 “ Share-Based Payment” and Note 26 “Executive Compensation” amounted to €0.3 million.

NOTE 30	LIST OF THE MAIN CONSOLIDATED COMPANIES AT DECEMBER 31, 2008

		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Energy France
COMPAGNIE NATIONALE DU RHÔNE (CNR) (a)	2, rue André Bonin 69004 Lyon - France	49.9	49.9	49.3	47.9	47.9	47.9	FC	FC	FC
GDF SUEZ SA - ELECTRICITY DIVISION	22, rue du Docteur Lancereaux 75008 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GDF SUEZ SA – SALES DIVISION	22, rue du Docteur Lancereaux 75008 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
SAVELYS	5, rue François 1er 75418 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
(a)	See note 12.

		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Energy Benelux & Germany (EEI)
ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, 8025 AZ Zwolle, Netherlands	100.0	100.0	98.6	100.0	100.0	100.0	FC	FC	FC
ELECTRABEL NEDERLAND SALES BV	Dr. Stolteweg 92, 8025 AZ Zwolle, Netherlands	100.0	100.0	98.6	100.0	100.0	100.0	FC	FC	FC
ELECTRABEL DEUTSCHLAND AG	FriedrichstraBe 200, 10117 Berlin, Germany	100.0	100.0	98.6	100.0	100.0	100.0	FC	FC	FC
ÉNERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14 - 16, 66111 Saarbruck - Germany	51.0	51.0	50.3	51.0	51.0	51.0	FC	FC	FC
ELECTRABEL	Boulevard du Regent, 8 – 1000 Brussels - Belgium	100.0	100.0	98.6	100.0	100.0	98.6	FC	FC	FC
ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Regent, 8 – 1000 Brussels - Belgium	95.8	95.8	60.0	95.8	95.8	95.8	FC	FC	FC

		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Energy Europe (EEI)
DUNAMENTI	Erömü ut 2, 2442 Szazhalombatta - Hungary	74.8	74.8	73.8	74.8	74.8	74.8	FC	FC	FC
ELECTRABEL POLSKA SA	Zawada 26, 28-230 Polaniec - Poland	100.0	100.0	98.6	100.0	100.0	100.0	FC	FC	FC
TEESSIDE POWER LTD	Greystone Road - Grangetown - Middlesbrough TS6 8JF - United Kingdom	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
ROSIGNANO ENERGIA SPA	Via Piave N° 6 Rosignano Maritimo - Italy	99.5	99.5	98.1	99.5	99.5	99.5	FC	FC	FC
ACEA Electrabel group (b) (c)	Piazzale Ostiense, 2, 00100 Rome - Italy	40.6	40.6	40.0	40.6	40.6	40.6	PC	PC	PC
TIRRENO POWER SPA	47, Via Barberini, 00187 Rome - Italy	35.0	35.0	34.5	35.0	35.0	35.0	PC	PC	PC
SOCIÉTÉ DE DISTRIBUTIONS GAZ NATUREL DISTRIGAZ SUD S.A.	Bld Marasesti, 4-6, sector 4 - Bucharest - Romania	40.8	0.0	0.0	40.8	0.0	0.0	FC	NC	NC
EGAZ DEGAZ Zrt	Pulcz u. 44 - H 6724 - Szeged - Hungary	99.7	0.0	0.0	99.7	0.0	0.0	FC	NC	NC
SLOVENSKY PLYNARENSKY PRIEMYSEL (SPP)	Mlynské Nivy 44/a - 825 11 - Bratislava - Slovakia	24.5	0.0	0.0	24.5	0.0	0.0	PC	NC	NC
AES ENERGIA CARTAGENA S.R.L.	Ctra Nacional 343, P.K. 10 - El Fangal, Valle de Escombreras - 30350 Cartagena - Spain	26.0	0.0	0.0	26.0	0.0	0.0	FC	NC	NC
GAZ DE FRANCE ESS (UK) Ltd	1 City Walk - LS11 9DX - Leeds - United Kingdom	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
CASTELNOU	Calle General Castanõs 4 - 3a planta, 28004 Madrid - Spain	100.0	100.0	98.6	100.0	100.0	100.0	FC	FC	FC
SYNATOM	Avenue Ariane 7 - 1200 Brussels	100.0	100.0	98.6	100.0	100.0	100.0	FC	FC	FC
ELECTRABEL ITALIA SPA	Via Orazio, 31I - 00193 Rome - Italy	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
VENDITE - ITALCOGIM ÉNERGIE SPA	Via Spadolini, 7 - 20141 Milan - Italy	60.0	0.0	0.0	60.0	0.0	0.0	FC	NC	NC
(b)	Ownership interest in the ACEA/Electrabel holding company.
(c)	ALP Energia Italia was included in the accounts of ACEA Electrabel group in 2006.

		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Energy International (EEI)
TRACTEBEL ENERGIA (formerly GERASUL)	Rua Antônio Dib Mussi, 366 Centro, 88015-110 Florianopolis, Santa Catarina - Brazil	68.7	68.7	68.7	68.7	68.7	68.7	FC	FC	FC
ENERSUR	Av. República de Panamá 3490, San Isidro, Lima 27 - Peru	61.7	61.7	61.7	61.7	61.7	61.7	FC	FC	FC
GLOW (THAILAND)	195 Empire Tower, 38th Floor-park Wing, South Sathorn Road, Yannawa, Sathorn, Bangkok 10120 - Thailand	69.1	69.1	69.1	69.1	69.1	69.1	FC	FC	FC
BAYMINA	Ankara Dogal Gaz Santrali, Ankara Eskisehir Yolu 40.Km, Maliöy Mevkii, 06900 Polatki/ Ankara - Turkey	95.0	95.0	95.0	95.0	95.0	95.0	FC	FC	FC
SUEZ ENERGY GENERATION NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 – United States	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SUEZ LNG AMERICA	One Liberty Square, Boston, MA 02109 - United States	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SUEZ ENERGY MARKETING NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 – United States	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SUEZ ENERGY RESOURCES NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 – United States	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC

		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Global Gas & LNG
E.F. OIL AND GAS LIMITED	33 Cavendish Square - W1G OPW - London - United Kingdom	22.5	0.0	0.0	22.5	0.0	0.0	PC	NC	NC
GDF SUEZ E&P UK LTD (GDF BRITAIN)	60, Gray Inn Road - WC1X 8LU - London - United Kingdom	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GDF SUEZ E&P NORGE AS	Forusbeen 78 - Postboks 242 – 4066 Stavanger - Norway	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GDF PRODUCTION NEDERLAND BV	Eleanor Rooseveltlaan 3 – 2719 AB Zoetermeer - Netherlands	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GDF SUEZ E&P DEUTSCHLAND GBMH	Waldstrasse 39 – 49808 Linden - Germany	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GDF SUEZ SA - NÉGOCE	22, rue du Docteur Lancereaux 75008 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GDF INTERNATIONAL TRADING	2, rue Curnonsky 75015 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GAZ DE FRANCE ENERGY DEUTSCHLAND GmbH	Friedrichstrasse 60 - 10117 Berlin - Germany	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GDF SUPPLY TRADING MARKETING NL BV	Eleanor Rooseveltlaan 3 – 2719 AB - Zoetermeer - Netherlands	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GASELYS	2, rue Curnonsky 75015 Paris - France	51.0	0.0	0.0	51.0	0.0	0.0	PC	NC	NC
SUEZ LNG LIQUEFACTION SA	Avenue de la Liberté, 76 L-1930 Luxembourg Grand Duchy of Luxembourg	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC

		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Infrastructures GDF SUEZ’ ownership interest in Fluxys has now been reduced to less than 45% , in accordance with commitments made by the Group with respect to the European Commission.
FLUXYS GROUP	Avenue des Arts, 31 - 1040 Brussels - Belgium	44.8	57.2	57.2	44.8	57.2	57.2	EM	FC	FC
STORENGY	22, rue du Docteur Lancereaux 75008 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
ELENGY	22, rue du Docteur Lancereaux 75008 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GrDF	6, rue Condorcet 75009 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GRTGAZ	2, rue Curnonsky 75015 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
ELIA SYSTEM OPERATOR - ESO	Boulevard de l’Empereur 20 – 1000 Brussels - Belgium	24.4	24.4	27.1	24.4	24.4	27.5	EM	EM	EM
GAZ DE FRANCE DEUTSCHLAND GmbH	ATRIUM - Friedrichstrasse 60 - 10117 Berlin - Germany	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC

		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Energy Services
ELYO	1, place des Degrés 92059 Paris La Défense Cedex - France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
ELYO ITALIA	Via Miramare, 15 20126 Milan - Italy	60.0	60.0	60.0	60.0	60.0	60.0	FC	FC	FC
AXIMA France	46, Boulevard de la Prairie du Duc – 44000 Nantes - France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
AXIMA AG	12, Zürcherstrasse - 8401 Winterthur - Switzerland	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
CPCU	185, Rue de Bercy - 75012 Paris - France	64.4	64.4	64.4	64.4	64.4	64.4	FC	FC	FC
FABRICOM SA	Rue de Gatti de Gamond, 254 - 1180 Brussels - Belgium	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
ENDEL	1, place des Degrés 92059 Paris La Défense Cedex - France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
FABRICOM GTI SA	Rue de Gatti de Gamond 254 - 1180 Brussels - Belgium	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
GTI GROUP	Hogeweg 35A - 5301 LJ Zaltbommel - Netherlands	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
INEO	1, place des Degrés 92059 Paris La Défense Cedex - France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
GROUPE COFATECH	Bâtiment Séquoïa - 129, avenue Barthélémy Buyer - 69005 Lyon - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC

		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Suez Environnement
GDF SUEZ holds 35% of SUEZ Environnement Company and exercises exclusive control through a shareholders’ agreement representing 47% of its share capital. Accordingly, SUEZ Environnement Company is fully consolidated.

SUEZ ENVIRONNEMENT	1, rue d’Astorg 75008 Paris - France	35.5	100.0	100.0	35.5	100.0	100.0	FC	FC	FC
LYONNAISE DES EAUX France	11, place Edouard VII - 75009 Paris - France	35.5	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
DEGREMONT	183, avenue du 18-Juin 1940 – 92500 Rueil-Malmaison - France	35.5	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
HISUSA	Torre Agbar, Avenida Diagonal 211, 08018 Barcelona - Spain	18.1	51.0	51.0	51.0	51.0	51.0	PC	PC	PC
AGBAR (d)	Torre Agbar, Avenida Diagonal 211, 08018 Barcelona - Spain	16.3	51.0	25.9	51.0	51.0	48.5	PC	PC	PC
SITA HOLDINGS UK LTD	Grenfell road, Maidenhead, Berkshire SL6 1ES - United Kingdom	35.5	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999, Cologne - Germany	35.5	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SITA NEDERLAND BV	Mr. E.N. van Kleffensstraat 6, Postbis 7009, NL - 6801 HA Amhem - Netherlands	35.5	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SITA France	123, rue des Trois-Fontanot – 92000 Nanterre - France	35.5	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SITA SVERIGE AB	Kungsgardsleden – 26271 Angelholm - Sweden	35.5	75.0	75.0	100.0	75.0	75.0	FC	FC	FC
LYDEC	20, boulevard Rachidi, Casablanca - Morocco	18.1	51.0	51.0	51.0	51.0	51.0	FC	FC	FC
UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park New Jersey - United States	35.5	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
(d)	Agbar is fully consolidated by Hisusa, which in turn is proportionately consolidated by GDF SUEZ (see note 2).

		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Other Services
SUEZ-TRACTEBEL	Place du Trône, 1 - 1000 - Brussels - Belgium	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
GDF SUEZ SA - HOLDING FUNCTIONS	22, rue du Docteur Lancereaux 75008 Paris - France	100.0	0.0	0.0	100.0	0.0	0.0	FC	NC	NC
GIE - SUEZ ALLIANCE	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 - France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SUEZ FINANCE SA	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 - France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
COSUTREL	Place du Trône, 1 - 1000 Brussels - Belgium	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
GENFINA	Place du Trône, 1 - 1000 Brussels - Belgium	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SI FINANCES	68, rue du Faubourg Saint Honoré – 75008 Paris - France	0.0	100.0	100.0	0.0	100.0	100.0	NC	FC	FC

		% interest			% control			Consolidation method
Company name	Corporate headquarters	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006	Dec. 2008	Dec. 2007	Dec. 2006
Anti-trust Remedies The deconsolidation of Distrigas was effective as of October 1, 2008 under the terms of the sale agreement with ENI.
DISTRIGAS	Rue de l’Industrie, 10 - 1000 Brussels - Belgium	0.0	57.2	57.2	0.0	57.2	57.2	NC	FC	FC
DISTRIGAS & Co	Rue de l’Industrie, 10 - 1000 Brussels - Belgium	(e)	57.2	57.2	(e)	100.0	100.0	NC	FC	FC
(e)
Distrigas & Co was sold to Fluxys on June 30, 2008 in accordance with the commitments made by the Group with respect to the European Commission. Accordingly, it has been accounted for by the Fluxys group using the equity method as of July 1, 2008.

FC: Full consolidation (subsidiaries).

PC: Proportionate consolidation (joint ventures).

EM: Equity method (associates).

NC: Not consolidated.

Unaudited Pro Forma Financial Information

1 Description of the transaction

A description of the merger and the measurement and allocation of the cost of the merger is provided in Note 2 to the Consolidated Financial Statements.

2 Basis of presentation

The following unaudited pro forma condensed combined financial information (the “Unaudited Pro Forma Financial Information”) is presented in millions of euros and reflects the combination of Gaz de France and SUEZ using the purchase method of accounting under IFRS.

The unaudited pro forma condensed combined income statements (the “Unaudited Pro Forma Income Statements”) for the years ended December 31, 2007 and December 31, 2008 are presented as if the merger between Gaz de France and SUEZ had taken place on January 1, 2007 and January 1, 2008, respectively.

The Unaudited Pro Forma Financial Information for the year ended December 31, 2008 has been determined in accordance with Regulation S-X Article 11 as promulgated by the U.S. Securities and Exchange Commission. As we present 2008 pro forma financial information compared to 2007 pro forma financial information for purposes of discussion in Item 5 “Operating and Financial Review and Prospects” of this Annual Report on Form 20-F, this section also discloses information to explain how the pro forma income statement for the year ended December 31, 2007 was derived.  The pro forma amounts for the year ended December 31, 2007 have been prepared based upon the guidance of Regulation S-X Article 11 as promulgated by the U.S. Securities and Exchange Commission.

The Unaudited Pro Forma Financial Information is provided solely for illustrative purposes and, therefore, is not necessarily indicative of the combined results of operations of the Group resulting from the merger transaction that might have been achieved if the merger had occurred on January 1 of the years presented, nor are they necessarily indicative of the results of operations of the new Group that may, or may not be expected to occur in the future.

In January 2009, GDF SUEZ completed the divestments requested by the European Commission as a consequence of the merger (the “Remedies”) based on the suggestions made by SUEZ and Gaz de France (see Note 2.2 to the Consolidated Financial Statements). The Unaudited Pro Forma Financial Information was prepared as though these divestments had taken place on January 1 of each of the years presented.

The contributions of the entities concerned, as well as the proceeds recorded on disposal, have therefore been eliminated in the various captions presented in the Unaudited Pro Forma Income Statement.

Only pro forma adjustments related directly to the merger that are factually supportable and that can be estimated reliably are taken into account. No account has been taken in this Unaudited Pro Forma Financial Information of any synergies or cost savings that may be expected to occur after the merger. The Unaudited Pro Forma Financial Information does not reflect any special items such as payments pursuant to contractual change-of-control provisions or restructuring and integration costs that may be incurred as a result of the merger.

The following Unaudited Pro Forma Financial Information was derived from: (i) the audited IFRS consolidated financial statements of GDF SUEZ for the year ended December 31, 2008 and of SUEZ for the year ended December 31, 2007, which are included in this Annual Report on Form 20-F; (ii) the audited IFRS consolidated financial statements of Gaz de France for the year ended December 31, 2007 which do not appear in this Annual Report on Form 20-F; and (iii) the unaudited historical interim financial statements of Gaz de France for the six months ended June 30, 2008 and do not appear in this Annual Report on Form 20-F.

(1)
Reverse acquisition. For accounting purposes the merger has been treated as the acquisition of Gaz de France by SUEZ even though, from a legal standpoint, Gaz de France is the acquirer and was the entity issuing shares to SUEZ shareholders.

(2)
SUEZ Environnement Company. Following the spin-off of 65%  of SUEZ Environnement Company to SUEZ shareholders which took place immediately prior to the merger, the new Group holds a 35% ownership interest in SUEZ Environnement Company and retains de facto control through a shareholders’ agreement. Consequently, SUEZ Environnement Company is fully consolidated within the new Group’s financial statements using the historical carrying amounts as if the spin-off had occurred at January 1, 2007 and January 1, 2008 for the purposes of preparing the Unaudited Pro Forma Income Statements. The spin-off is neutral from a tax standpoint.
(3)
Tax matters. The tax impact of pro forma adjustments has been calculated at the statutory rate in force during the years for which the Unaudited Pro Forma Income Statements are presented. On November 25, 2008, GDF SUEZ obtained a ruling from the French tax authorities allowing the Group to recognize an additional deferred tax asset of €316 million. This deferred tax asset derives from tax loss carry-forwards and deductible temporary differences of the SUEZ SA tax consolidation group that were not fully recognized in the SUEZ balance sheet at June 30, 2008. This additional deferred tax asset has been recorded as a gain in the new Group’s income statement. In addition, following the dissolution of the SUEZ SA tax consolidation group, the neutralization of certain operations was discontinued, generating tax loss carry-forwards of €897 million, immediately utilized against taxable profits generated by GDF SUEZ SA for the period. No pro forma adjustments have been recorded concerning these income tax gains.

(4)
Reclassifications and homogenization of accounting policies. There were certain differences in the way Gaz de France and SUEZ presented items on their respective income statements. As a result, certain items have been reclassified in the Unaudited Pro Forma Income Statements to conform to the reporting format adopted by the new Group.

Pro forma adjustments have also been made to harmonize the accounting policies used for similar transactions.
(5)
Intercompany transactions. Following the completion of the merger, any transactions that occur between Gaz de France and SUEZ are considered intercompany transactions. Purchases and sales of energy and reciprocal services between the entities of the new Group have been eliminated in the Unaudited Pro Forma Income Statements for the years presented.

3 Measurement and allocation of the cost of the business combination

The cost of the business combination was calculated based on the number of shares outstanding and on the closing share price on July 22, 2008, which is the effective date of the merger. The allocation of the purchase price to the assets and liabilities of Gaz de France is based on provisional estimates of their fair values.

In accordance with IFRS 3, the Group has twelve months from the acquisition date to finalize the allocation of the cost of the business combination to the assets and liabilities and contingent liabilities of Gaz de France. Given the size and complexity of the transaction, the allocations recognized at December 31, 2008 and the resulting pro forma adjustments were determined provisionally and are subject to revision to reflect the final determination of fair values.

The measurement and allocation of the cost of the business combination are described in Note 2 to the Consolidated Financial Statements.

4 GDF SUEZ Unaudited Pro Forma Financial Information for the year ended December 31, 2008

4.1 GDF SUEZ Unaudited Pro Forma Income Statement for the year ended December 31, 2008

	GDF SUEZ actual data for the year ended Dec. 31, 2008	Gaz de France pro forma data for the period from Jan. 1, 2008 to July 22, 2008 (unaudited) (see Note 6)	Impact of Remedies (unaudited) (see Note 7)	Purchase price computation and allocation for the period from Jan. 1, 2008 to July 22, 2008 (unaudited) (see Note 8)	Other adjustments (unaudited) (see Note 9)	Combined pro forma data for the year ended Dec. 31, 2008 (unaudited)
	(in € millions)
REVENUES	67,924	17,844	(2,395)	(132)	(188)	83,053
Purchases	(35,879)	(10,282)	3,466		(1,503)	(44,198)
Personnel costs	(9,679)	(1,420)	65	18	1	(11,015)
Depreciation, amortization and provisions, net	(3,713)	(913)	28	(307)	20	(4,885)
Net other operating expenses	(12,429)	(2,210)	(1,579)	132	1,692	(14,394)
INCOME FROM OPERATING ACTIVITIES BEFORE MARK-TO-MARKET ON COMMODITY CONTRACTS OTHER THAN TRADING INSTRUMENTS, IMPAIRMENT, RESTRUCTURING COSTS AND DISPOSALS OF ASSETS, NET	6,224	3,019	(415)	(289)	22	8,561
Mark-to-market on commodity contracts other than trading instruments	564	(43)	34			555
Impairment of assets	(812)	-			1	(811)
Restructuring costs	(254)	(74)			141	(187)
Disposals of assets, net	1,958	23	(1,901)	(5)	10	85
INCOME FROM OPERATING ACTIVITIES	7,680	2,925	(2,282)	(294)	174	8,203
Net financial costs	(1,359)	(59)	(44)	(2)	(12)	(1,476)
Net other financial expenses	(136)	(124)	(2)	114	12	(136)
Net financial loss	(1,495)	(183)	(46)	112	-	(1,612)
Income tax expense	(912)	(996)	129	76	(62)	(1,765)
Share in net income of associates	318	78	59	(12)	4	447
NET INCOME BEFORE IMPACT OF REMEDIES	5,591	1,824	(2,140)	(118)	116	5,273
Group share	4,857	1,787	(2,043)	(115)	(24)	4,462
Minority interests	734	37	(98)	(3)	140	811
Earnings per share	2.98					2.07
Diluted earnings per share	2.95					2.05
IMPACT OF REMEDIES		-	2,140			2,140
NET INCOME AFTER IMPACT OF REMEDIES	5,591	1,824	-	(118)	116	7,413
Group share	4,857	1,787		(115)	(24)	6,505
Minority interests	734	37		(3)	140	908
Earnings per share	2.98					3.01
Diluted earnings per share	2.95					2.99

4.2 GDF SUEZ Unaudited Pro Forma EBITDA for the year ended December 31, 2008

GDF SUEZ pro forma data for the year ended Dec. 31, 2008 (unaudited)
(in € millions)
INCOME FROM OPERATING ACTIVITIES BEFORE MARK-TO-MARKET ON COMMODITY CONTRACTS OTHER THAN TRADING INSTRUMENTS, IMPAIRMENT, RESTRUCTURING COSTS AND DISPOSALS OF ASSETS, NET	8,561
• Depreciation, amortization and provisions	4,885
• Share-based payment (IFRS 2)	199
• Net disbursements under concession contracts	241
EBITDA	13,886

5 GDF SUEZ Unaudited Pro Forma Financial Information for the year ended December 31, 2007

5.1 GDF SUEZ Unaudited Pro Forma Income Statement for the year ended December 31, 2007

	SUEZ actual data for the year ended Dec. 31, 2007	Gaz de France pro forma data for the year ended Dec. 31, 2007 (unaudited) (see Note 6.1)	Impact of Remedies (unaudited) (see Note 7)	Purchase price computation and allocation (unaudited) (see Note 8)	Other adjustments (unaudited) (see Note 9)	Combined pro forma data for the year ended Dec. 31, 2007 (unaudited)
	(in € millions)
REVENUES	47,475	27,307	(2,612)	(284)	(658)	71,228
Purchases	(21,289)	(15,201)	3,390		(1,676)	(34,776)
Personnel costs	(8,141)	(2,625)	137	36	18	(10,575)
Depreciation, amortization and provisions, net	(1,913)	(1,541)	25	(697)	16	(4,110)
Net other operating expenses	(10,956)	(4,062)	(1,541)	284	2,333	(13,942)
INCOME FROM OPERATING ACTIVITIES BEFORE MARK-TO-MARKET ON COMMODITY CONTRACTS OTHER THAN TRADING INSTRUMENTS, IMPAIRMENT, RESTRUCTURING COSTS AND DISPOSALS OF ASSETS, NET	5,176	3,878	(601)	(661)	33	7,825
Mark-to-market on commodity contracts other than trading instruments	68	(87)	48			29
Impairment of assets	(132)	8				(124)
Restructuring costs	(43)	(20)			39	(24)
Disposals of assets, net	339	104		(27)	(1)	415
INCOME FROM OPERATING ACTIVITIES	5,408	3,883	(553)	(688)	71	8,121
Net financial costs	(673)	(171)	(44)	(3)	9	(882)
Net other financial expenses	(49)	(148)	(1)	192	(14)	(20)
NET FINANCIAL LOSS	(722)	(319)	(45)	189	(5)	(902)

	SUEZ actual data for the year ended Dec. 31, 2007	Gaz de France pro forma data for the year ended Dec. 31, 2007 (unaudited) (see Note 6.1)	Impact of Remedies (unaudited) (see Note 7)	Purchase price computation and allocation (unaudited) (see Note 8)	Other adjustments (unaudited) (see Note 9)	Combined pro forma data for the year ended Dec. 31, 2007 (unaudited)
	(in € millions)
Income tax expense	(527)	(1,153)	185	194	(30)	(1,331)
Share in net income of associates	458	99	113	(24)	1	647
NET INCOME BEFORE IMPACT OF REMEDIES	4,617	2,510	(300)	(329)	37	6,535
Group share	3,923	2,472	(172)	(326)	(317)	5,580
Minority interests	693	38	(127)	(3)	354	955
Earnings per share	3.09	2.51				2.56
Diluted earnings per share	3.04	2.51				2.54
IMPACT OF REMEDIES		-	300			300
NET INCOME AFTER IMPACT OF REMEDIES	4,617	2,510	-	(329)	37	6,835
Group share	3,923	2,472		(326)	(317)	5,752
Minority interests	693	38		(3)	354	1,082
Earnings per share	3.09	2.51				2.64
Diluted earnings per share	3.04	2.51				2.62

5.2 GDF SUEZ Unaudited Pro Forma EBITDA for the year ended December 31, 2007

	SUEZ actual data for the year ended Dec. 31, 2007	Gaz de France actual data for the year ended Dec. 31, 2007	Impact of Remedies (unaudited)	Other adjustments (unaudited)	Combined pro forma data for the year ended Dec. 31, 2007 (unaudited)
	(in € millions)
SUEZ ACTUAL EBITDA (NEW GROUP DEFINITION)	7,433
GAZ DE FRANCE ACTUAL 2007 GROSS OPERATING INCOME		5,666
- Net proceeds from disposals of property, plant and equipment and intangible assets		64
+ Reclassification of costs attributable to the merger		17
- Mark-to-market on commodity contracts other than trading instruments		(87)
- Restructuring costs		(2)
+ Other		(12)
Gaz de France EBITDA (new Group definition)		5,696	-	-
GDF SUEZ PRO FORMA EBITDA	7,433	5,696	(627)	36	12,538

6 Gaz de France Historical Data

Certain items included in Gaz de France historical income statement line items have been reclassified to conform to the new Group presentation for pro forma purposes.

6.1 Gaz de France Income Statement for the period from January 1, 2008 to July 22, 2008 (unaudited pro forma presentation)

	Notes	Gaz de France actual data for the six months ended June 30, 2008 (unaudited)	Reclassifi-cations (unaudited)	Gaz de France actual data for the period from July 1, 2008 to July 22, 2008 (unaudited)	Gaz de France pro forma data for the period from Jan 1, 2008 to July 22, 2008 (unaudited)
	(in € millions)
REVENUES	(1), (9)	16,864	(220)	1,200	17,844
Purchases and other external charges	(2)	(11,587)	11,587		-
Purchases	(2), (9)		(9,711)	(571)	(10,282)
Personnel costs	(3), (5)	(1,302)	29	(147)	(1,420)
Depreciation, amortization and provisions, net	(3), (5), (6), (7)	(942)	29		(913)
Other operating income	(4), (7), (8)	358	(358)		-
Other operating expenses	(4), (7), (8)	(624)	624		-
Net other operating expenses	(1), (2), (4), (9), (10), (11)		(1,867)	(343)	(2,210)
OPERATING INCOME	(12)	2,767	113	139
INCOME FROM OPERATING ACTIVITIES BEFORE MARK-TO-MARKET ON COMMODITY CONTRACTS OTHER THAN TRADING INSTRUMENTS, IMPAIRMENT, RESTRUCTURING COSTS AND DISPOSALS OF ASSETS, NET	(12)				3,019
Mark-to-market on commodity contracts other than trading instruments	(8)		(43)		(43)
Impairment of assets	(6)				-
Restructuring costs	(3), (10)		(74)		(74)
Disposals of assets, net	(11)		23		23
INCOME FROM OPERATING ACTIVITIES			19	139	2,925
Net financial costs		(59)			(59)
Net other financial expenses	(11)	(101)	(23)		(124)
Net financial loss					(183)
Income tax expense	(13)		(948)	(48)	(996)
Share in net income of associates		78	-	-	78
INCOME BEFORE TAX		2,685	(952)	91
Corporate income tax	(13)	(948)	948
NET INCOME		1,737		91	1,824
Group share		1,700	-	91	1,791
Minority interests		37	-	-	37

6.2 Gaz de France Income Statement for the year ended December 31, 2007 (unaudited pro forma presentation)

	Notes	Gaz de France as actual data for the year ended Dec. 31, 2007	Reclassifications (unaudited)	Gaz de France pro forma data for the year ended Dec. 31, 2007 (unaudited)
	(in € millions)
REVENUES	(1), (9)	27,427	(120)	27,307
Purchases and other external charges	(2)	(19,131)	19,131	-
Purchases	(2), (9)		(15,201)	(15,201)
Personnel costs	(3), (5)	(2,628)	3	(2,625)
Depreciation, amortization and provisions, net	(3), (5), (6),(7)	(1,532)	(9)	(1,541)
Other operating income	(4), (7), (8)	530	(530)
Other operating expenses	(4), (7), (8)	(792)	792	-
Net other operating expenses	(1), (2), (4), (9), (10), (11)		(4,062)	(4,062)
OPERATING INCOME	(12)	3,874	4
INCOME FROM OPERATING ACTIVITIES BEFORE MARK-TO-MARKET ON COMMODITY CONTRACTS OTHER THAN TRADING INSTRUMENTS, IMPAIRMENT, RESTRUCTURING COSTS AND DISPOSALS OF ASSETS, NET	(12)			3,878
Mark-to-market on commodity contracts other than trading instruments	(8)		(87)	(87)
Impairment of assets	(6)		8	8
Restructuring costs	(3), (10)		(20)	(20)
Disposals of assets, net	(11)		104	104
INCOME FROM OPERATING ACTIVITIES			9	3,883
Net financial costs		(170)	(1)	(171)
Net other financial expenses	(11)	(140)	(8)	(148)
Net financial loss
Income tax expense	(13)		(1,153)	(1,153)
Share in net income of associates		99	-	99
INCOME BEFORE TAX		3,663	(1,153)
Corporate income tax	(13)	(1,153)	1,153
NET INCOME		2,510		2,510
Group share		2,472	-	2,472
Minority interests		38	-	38

Reclassification of specific line items in the Gaz de France condensed statement of income

(1)	Various cross-charged amounts included in “Revenues” have been reclassified to “Net other operating expenses”.
(2)	“Purchases and other external charges” has been reclassified to “Purchases”, except for “Other purchases and expenses” and “Capitalized expenses” which were included in “Net other operating expenses”.

(3)	“Personnel costs” and “Allowances to provisions” incurred within the scope of a restructuring process have been reclassified in “Restructuring costs”.
(4)	“Other operating income” and “Other operating expenses” have been reclassified to “Net other operating expenses”.
(5)	Share-based payments included in various line items have been reclassified to “Personnel costs”.
(6)	Impairment losses included in “Depreciation, amortization and provisions, net” have been reclassified to “Impairment of assets”.
(7)	Impairment losses on current assets recognized in “Other operating income” and “Other operating expenses” have been reclassified to “Depreciation, amortization and provisions, net”.
(8)
“Unrealized gains and losses on derivative instruments” included in “Other operating income” or “Other operating expenses”, have been reclassified to “Mark-to-market on commodity contracts other than trading instruments”.

(9)
“Realized gains and losses on commodity hedging instruments” included in “Other operating income” and “Other operating expenses” have been reclassified to “Revenues” or “Purchases” according to their nature.

(10)	The costs attributable to the business combination included in “Other operating income” or “Other operating expenses” have been reclassified to “Restructuring costs”.
(11)
“Net proceeds from disposals of property, plant and equipment, intangible assets and financial assets” which were included in “Other operating income”, “Other operating expenses” or “Net other financial expenses”, have been reclassified to “Disposal of assets, net”.

(12)
“Operating income” has been replaced by “Income from operating activities before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net”.

(13)	“Corporate income tax” has been reclassified to “Income tax expense”.

The “Income before tax” line item is not included in the new Group reporting format.

The Group will pursue its review of the consistency of classification. Consequently, additional reclassifications may be necessary.

7 Impact of Remedies

In accordance with the Group’s commitments to the European Commission in relation to the merger, the following interests and entities have been sold:

•      the 25.5%  equity interest in the share capital of SPE (Belgium-based electricity producer);

•      the heating network businesses operated by Gaz de France through Cofathec-Coriance;

•      the equity interest in the share capital of Distrigas;

•      12.5%  of the equity interest in the share capital of Fluxys.

In the Unaudited Pro Forma Financial Information, these disposals are deemed to have been carried out on January 1 of each of the periods presented. The contributions of these entities, as well as the capital gains recorded on disposal (chiefly concerning the sale of the stakes in Distrigas and the 12.5%  interest in Fluxys), have therefore been eliminated in the Unaudited Pro Forma Income Statement, and are instead included within “Impact of Remedies”. For more information on these transactions, see Notes 2 and 29 to the Consolidated Financial Statements.

8 Measurement and allocation of the cost of the business combination

The cost of the business combination and its allocation are presented in Note 2 to the Consolidated Financial Statements. The fair value adjustment in the amount of €17,315 million allocated to intangible assets, concession assets and other property, plant and equipment is amortized over an average weighted useful life of 18.2 years. Consequently, additional amortization and depreciation expenses in the amounts of €479 million and €662 million were booked, respectively, in the Unaudited Pro Forma Income Statement for the years ended December 31, 2008 and December 31, 2007, reflecting the impact of the amortization of the fair value adjustment recognized as part of the allocation of the cost of the business combination (related to the merger), as well as the impact in 2008 of reversing other comprehensive income recycled to the income statement as they relate to financial instruments designated as cash flow hedges existing at the date of merger. As indicated in Note 2 to the Consolidated Financial Statements, provisions set aside for renewal and replacement liabilities relating to gas distribution assets in France were eliminated, leading to the reversal of the corresponding unwinding of the discount. Consequently, amounts of €262 million and €225 million were recorded under “Other financial income and expenses” in the Unaudited Pro Forma Income Statement for the years ended December 31, 2008, and December 31, 2007, respectively.

The deferred tax impact relating to these unaudited pro forma adjustments is €105 million at December 31, 2008 and €194 million at December 31, 2007.

9 Other unaudited pro forma adjustments

9.1 Homogenization of accounting policies

The only adjustment made in order to align SUEZ and Gaz de France accounting policies concerns borrowing costs. In accordance with the amendment to IAS 23, the new Group has elected to capitalize borrowing costs. This differs from the practice previously applied by Gaz de France whereby all interest costs were expensed in the period in which they were incurred, including borrowing costs incurred during the construction period to finance concession and other intangible assets.

For the years ended December 31, 2008, and December 31, 2007, the capitalization of borrowing costs results in respective decreases of €37 million and €46 million in interest costs. The related impacts on the “Income tax expense” line item are increases of €13 million and €15 million, respectively, for the years ended December 31, 2008, and December 31, 2007.

9.2 Intercompany transactions

Purchases and sales of energy and reciprocal services between the entities of the new Group have been eliminated in the Unaudited Pro Forma Income Statements.

9.3 Reciprocal shareholdings and related dividends

Dividends received by Gaz de France and SUEZ on reciprocal shareholdings have been eliminated in the Unaudited Pro Forma Income Statements. The corresponding adjustments amounted to a negative €21 million and a negative €23 million, respectively, for the years ended December 31, 2007, and December 31, 2008.

9.4 Spin-off of 65%  of SUEZ Environnement Company

Following the spin-off of 65%  of SUEZ Environnement Company to SUEZ shareholders immediately prior to the merger, the new Group holds a 35%  ownership interest in SUEZ Environnement Company and retains de facto control through a shareholders’ agreement entered into between the new Group and the main shareholders of the former SUEZ Group, together representing 47%  of the share capital of SUEZ Environnement Company. Accordingly, SUEZ Environnement Company is fully consolidated within the new Group’s financial statements, with a corresponding reclassification to minority interests to take account of the spin-off of 65%  of this business.

No current or deferred income tax effect related to this operation has been taken into account in the Unaudited Pro Forma Income Statement as presented.

Since current IFRS do not specifically address the above issues and since the new Group retains control over SUEZ Environnement Company through a shareholders’ agreement, the spin-off has been measured at its historical consolidated carrying amount based on the portion of SUEZ Environnement Company shares distributed.

Therefore, the spin-off resulted in a decrease in Group net income of €334 million at December 31, 2007 and of €116 million at December 31, 2008, with corresponding increases in minority interests.

9.5 Costs attributable to the merger

Within the scope of the merger, fees were incurred for legal, banking, financial and accounting advice. As the merger has been treated as a reverse acquisition for accounting purposes, the portion of these fees incurred by Gaz de France in 2007 and the first half of 2008 was recognized in income in the consolidated financial statements of Gaz de France. The former SUEZ entities also recognized expenses in relation to the spin-off of SUEZ Environnement Company in 2007 and 2008, as well as other fees relating to the merger that did not qualify for capitalization within the cost of the business combination. As these costs were disbursed in connection with the preparation and execution of the merger, they are deemed to have been incurred in advance of the periods presented and have therefore been eliminated in the GDF SUEZ Unaudited Pro Forma Income Statements for 2007 and 2008. For the years ended December 31, 2007, and December 31, 2008, this results in decreases in restructuring costs in the amounts of €33 million and €140 million, respectively. The related impact on the “Income tax expense” line item is €11 million and €48 million, respectively, for the years ended December 31, 2007, and December 31, 2008.

9.6 Earnings per share

Number of shares used to compute the pro forma earnings per share

For the purpose of the calculation of the (basic) pro forma earnings per share, the historical weighted average number of Gaz de France shares for the periods ended July 22, 2008, and December 31, 2007, respectively, have been adjusted:

•	to give effect to the Gaz de France common shares already held by Suez;

•
to take into account Gaz de France shares that would have been issued if the merger had been realized as of January 1, 2008 (22 common shares of Suez in exchange for 21 common shares of Gaz de France); and

•	to take into account the effect of changes in the number of Suez ordinary shares during the period concerned.

  Number of shares used to compute the diluted pro forma earnings per share

Prior to the merger, Gaz de France had no dilutive instruments. Pursuant to the terms of the merger agreement, each outstanding Suez stock option and other stock-based award vested or unvested at the effective time of the merger has been converted into the right to receive approximately 0.9545 (rounded to the fourth decimal place) share of Gaz de France common stock.

For the purpose of the computation of the diluted pro forma earnings per share, the number of dilutive instruments retained for the periods prior to the merger corresponds to the number of dilutive instruments of the former SUEZ, based on the ratio of 22 common shares of Suez for 21 common shares of Gaz de France.

	Period ended July 22, 2008	Year ended December 31, 2007
	(in millions of shares)
Gaz de France’s historical weighted average common shares outstanding	971	983
Gaz de France common shares held by Suez	(10)	(10)
Additional Gaz de France shares to be issued (approximately 0.9545 (rounded to the fourth decimal place) ordinary shares of Gaz de France for 1 ordinary share of Suez)	1,211	1,207
Adjustment to take into account the changes in the number of Suez issued ordinary shares during the period	(2)	(3)
Number of Gaz de France weighted average common shares outstanding used for basic earnings per share pro forma	2,170	2,177
Dilutive instruments	15	19
Number of Gaz de France weighted average common shares outstanding used for diluted earnings per share pro forma	2,185	2,196

For the purpose of the computation of pro forma earnings per share for the period ended December 31, 2008, the number of weighted average common shares outstanding applied amounts to 2,161 million shares which corresponds to the weighted sum of the (i) pro forma number of  shares outstanding for the period ended July 22, 2008 and (ii) the historical number of GDF SUEZ shares outstanding for the period between July 22, 2008 and December 31, 2008.  The number of weighted average common shares outstanding applied for diluted earnings per share pro forma for the period ended December 31, 2008 amounts to 2,176 million shares.